  AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 26, 1996

                                                     REGISTRATION NO. 333-01601
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                                --------------

                            AMENDMENT NO. 2 TO
                                   FORM S-3
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933
                                --------------
                       SMITH'S FOOD & DRUG CENTERS, INC.
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

       DELAWARE             1550 SOUTH REDWOOD ROAD         87-0258768
    (STATE OR OTHER       SALT LAKE CITY, UTAH 84104       (IRS EMPLOYER
    JURISDICTION OF             (801) 974-1400        IDENTIFICATION NUMBER)
   INCORPORATION OR
     ORGANIZATION)
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                                --------------
                                MICHAEL C. FREI
                   SENIOR VICE PRESIDENT AND GENERAL COUNSEL
                       SMITH'S FOOD & DRUG CENTERS, INC.
                            1550 SOUTH REDWOOD ROAD
                          SALT LAKE CITY, UTAH 84104
                                (801) 974-1400
(NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)
                                --------------
                                  COPIES TO:
       THOMAS C. SADLER, ESQ.                  MICHAEL A. BECKER, ESQ.
          LATHAM & WATKINS                     CAHILL GORDON & REINDEL
       633 WEST FIFTH STREET                       80 PINE STREET
   LOS ANGELES, CALIFORNIA 90071              NEW YORK, NEW YORK 10005
           (213) 485-1234                          (212) 701-3000
                                --------------

  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.
  If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]
  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [_]
  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]
                                --------------
                        CALCULATION OF REGISTRATION FEE

==================================================================================
                                           PROPOSED       PROPOSED
                                           MAXIMUM        MAXIMUM      AMOUNT OF
 TITLE OF SECURITIES TO   AMOUNT TO BE  OFFERING PRICE   AGGREGATE    REGISTRATION
     BE REGISTERED         REGISTERED      PER UNIT    OFFERING PRICE    FEE(b)
- ----------------------------------------------------------------------------------
  % Senior Notes due
 2006..................  $  150,000,000      100%       $150,000,000    $51,724
- ----------------------------------------------------------------------------------
  % Senior Subordinated
 Notes due 2007            $350,000,000      100%       $350,000,000    $120,690
- ----------------------------------------------------------------------------------
  % Cumulative Redeem-
 able Exchangeable
 Preferred Stock         750,000 shares      $100       $75,000,000     $25,862
- ----------------------------------------------------------------------------------
  % Subordinated Ex-
 change Debentures due
 2008..................       (a)             --             --            --
==================================================================================

(a) The Exchange Debentures are being registered to cover the maximum face amount of Exchange Debentures issuable upon exchange of the Cumulative Redeemable Exchangeable Preferred Stock. Pursuant to Rule 457(i), no registration fee is required.
(b) The registration fees were paid in connection with the original filing of the Registration Statement on March 11, 1996.

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR
DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT
SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS
REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(a), MAY DETERMINE.
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

                               EXPLANATORY NOTE

  This Registration Statement contains two forms of prospectuses, one to be used in connection with the offering of Senior Notes and Senior Subordinated Notes and one to be used in connection with a concurrent offering of Cumulative Redeemable Exchangeable Preferred Stock. The two prospectuses will be identical in all respects except for the outside front cover page, inside front cover page, summary of the offerings, "Summary Historical Financial Data of Smith's" section, the "Risk Factors" section, the "Selected Historical Financial Data of Smith's" section, the "Description of Notes" section, the "Description of New Preferred Stock and Exchange Debentures" section, the "Description of Other Indebtedness" section, the "Description of Capital Stock" section, the "Certain Federal Income Tax Considerations" section, the "Underwriting" section and the back cover page. The form of prospectus to be used for the Senior Notes and Senior Subordinated Notes is included herein and is followed by alternate pages for the form of prospectus to be used for the Cumulative Redeemable Exchangeable Preferred Stock.

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

                SUBJECT TO COMPLETION, DATED APRIL 26, 1996

PROSPECTUS
                   [LOGO OF SMITH'S FOOD & DRUG CENTERS(R)]
                       SMITH'S FOOD & DRUG CENTERS, INC.

                  $150,000,000   % SENIOR NOTES DUE 2006

            $350,000,000   % SENIOR SUBORDINATED NOTES DUE 2007

                                  ----------

  The offering by Smith's Food & Drug Centers, Inc. ("Smith's" or the
"Company") of its   % Senior Notes due 2006 (the "Senior Notes") and its   %
Senior Subordinated Notes due 2007 (the "Senior Subordinated Notes" and, together with the Senior Notes, the "Notes") is part of the financing required to consummate the Recapitalization (as defined) of Smith's and the Merger (as defined) of Smitty's Supermarkets, Inc. ("Smitty's") with a subsidiary of Smith's. Concurrently with this offering, the Company is offering 750,000 shares of its Cumulative Redeemable Exchangeable Preferred Stock, par value $.01 per share (the "New Preferred Stock" and, together with the Notes, the "Securities"), for estimated gross proceeds of $75.0 million (the "Stock Offering," and together with this offering, the "Offerings"). Consummation of each of the Offerings is conditioned upon the closing of the Merger and the Recapitalization.

  Interest on the Notes will be payable semiannually on each May 15 and November 15, commencing on November 15, 1996. The Notes will be redeemable, in whole or in part, at the option of the Company, at any time on and after May 15, 2001, at the respective redemption prices set forth herein. In addition, on or prior to May 15, 1999, the Company may, at its option, use the Net Cash Proceeds (as defined) of one or more Public Equity Offerings (as defined) to redeem up to an aggregate of 35% of the Senior Notes originally issued and up to 35% of the Senior Subordinated Notes originally issued, at the respective redemption prices set forth herein. Upon a Change of Control (as defined), each holder of Notes will have the right to require the Company to repurchase such holder's Notes at a price equal to 101% of their principal amount plus accrued and unpaid interest to the date of repurchase.

  The Senior Notes will be senior unsecured obligations of the Company and will rank pari passu in right of payment with other senior unsecured indebtedness of the Company. However, the Senior Notes will be effectively subordinated to all secured indebtedness of the Company, including indebtedness under the New Credit Facility (as defined). At December 30, 1995, on a pro forma basis after giving effect to the Transactions (as defined) and the California Disposition (as defined), the Company would have had outstanding $813.2 million aggregate principal amount of secured indebtedness, which amount excludes any borrowings or amounts available to be borrowed under the New Revolving Facility (as defined). The Senior Notes will rank senior in right of payment to all subordinated indebtedness of the Company, including the Senior Subordinated Notes. The Senior Subordinated Notes will be senior subordinated unsecured obligations of the Company and will be subordinated in right of payment to all Senior Indebtedness (as defined) of the Company, including the New Credit Facility and the Senior Notes. At December 30, 1995, on a pro forma basis after giving effect to the Transactions and the California Disposition, the aggregate outstanding amount of Senior Indebtedness of the Company would have been approximately $963.2 million, which amount excludes any borrowings or amounts available to be borrowed under the New Revolving Facility. The Notes will be effectively subordinated to all existing and future liabilities, including indebtedness, of the Company's subsidiaries. At December 30, 1995, on a pro forma basis after giving effect to the Transactions and the California Disposition, the Company's subsidiaries would have had indebtedness and other liabilities reflected on the Company's consolidated balance sheet, including trade payables and accrued expenses (but excluding guarantees of Senior Indebtedness), of approximately $148.4 million.

  The Company does not intend to apply for listing of any of the Securities on any national securities exchange. See "Underwriting."

                                  ----------
  SEE "RISK FACTORS" BEGINNING ON PAGE 13 FOR A DISCUSSION OF CERTAIN RISK FACTORS THAT SHOULD BE CONSIDERED BY POTENTIAL INVESTORS.

                                  ----------
 THESE SECURITIES HAVE NOT BEEN APPROVED  OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE  COMMISSION  OR  ANY  STATE  SECURITIES  COMMISSION  NOR  HAS  THE
   SECURITIES AND  EXCHANGE COMMISSION  OR  ANY STATE  SECURITIES COMMISSION
    PASSED  UPON  THE   ACCURACY  OR  ADEQUACY  OF   THIS  PROSPECTUS.  ANY
     REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

=================================================================================
                                              PRICE TO   UNDERWRITING PROCEEDS TO
                                             PUBLIC(1)    DISCOUNT(2)  COMPANY(3)
- ---------------------------------------------------------------------------------
Per Senior Note............................        %            %            %
- ---------------------------------------------------------------------------------
Per Senior Subordinated Note...............        %            %            %
- ---------------------------------------------------------------------------------
Total...................................... $500,000,000    $            $
=================================================================================

(1) Plus accrued interest, if any, from date of original issuance.
(2) The Company has agreed to indemnify the Underwriters (as defined) against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(3) Before deducting expenses of the Offerings payable by the Company,
    estimated at $   .

                                  ----------
  The Notes are offered by the Underwriters, subject to prior sale, when, as and if delivered to and accepted by the Underwriters, and subject to approval of certain legal matters by counsel. It is expected that delivery of the Notes
will be made on or about     , 1996, at the offices of BT Securities
Corporation, One Bankers Trust Plaza, New York, New York.

                                  ----------
BT SECURITIES CORPORATION
         CS FIRST BOSTON
                   DONALDSON, LUFKIN & JENRETTE
                        SECURITIES CORPORATION
                                          GOLDMAN, SACHS & CO.
                                                           CHASE SECURITIES INC.

                                  ----------

                   The date of this Prospectus is     , 1996.

  IN CONNECTION WITH THE OFFERINGS, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE SENIOR NOTES, THE SENIOR SUBORDINATED NOTES OR THE NEW PREFERRED STOCK AT LEVELS ABOVE THOSE WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                             AVAILABLE INFORMATION

  The Company has filed a Registration Statement on Form S-3 (the "Registration Statement") with the Securities and Exchange Commission (the "Commission") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Notes and the New Preferred Stock. Each of the Company and Smitty's is subject to the reporting and other informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules and regulations promulgated thereunder, and in accordance therewith files reports and other information with the Commission. Such reports and other information filed by the Company or Smitty's with the Commission can be inspected without charge at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at the regional offices of the Commission located at Seven World Trade Center, Suite 1300, New York, New York 10048; 500 West Madison Street, Chicago, Illinois 60601; and 5670 Wilshire Boulevard, Suite 500, Los Angeles, California 90036. Copies of such materials can also be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W. Washington, D.C. 20549, at prescribed rates. The Class B Common Stock of the Company is listed on the New York Stock Exchange and reports, proxy statements and other information concerning the Company can also be inspected at the office of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

  This Prospectus summarizes the contents and terms of documents not included herewith. These documents are available upon request from Smith's Food & Drug Centers, Inc. at 1550 South Redwood Road, Salt Lake City, Utah 84104, telephone number (801) 974-1400, Attn: Michael C. Frei, General Counsel and Secretary.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  The following documents filed by Smith's with the Commission under the Exchange Act are incorporated herein by reference: (i) Smith's Annual Report on Form 10-K for its fiscal year ended December 30, 1995; (ii) Smith's current report on Form 8-K dated February 19, 1996, and (iii) the sections of Smith's 1996 Proxy Statement for its Annual Meeting of Stockholders entitled "The Recapitalization Agreement," and "Executive Compensation." In addition, all documents filed by Smith's with the Commission pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date hereof and prior to the termination of the Offerings shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents.

  Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein, or in any other subsequently filed document that also is, or is deemed to be incorporated by reference herein, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

  Copies of documents incorporated herein by reference (excluding exhibits unless such exhibits are specifically incorporated herein by reference) may be obtained without charge upon request from Smith's Food & Drug Centers, Inc. at 1550 South Redwood Road, Salt Lake City, Utah 84104, telephone number
(801) 974-1400, Attn: Michael C. Frei, General Counsel and Secretary.

                                    SUMMARY

  The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial data, including the Financial Statements and notes thereto, appearing elsewhere in this Prospectus. Except as otherwise stated, references in this Prospectus to numbers of stores prior to the consummation of the Merger are as of March 1, 1996. References to the "pro forma" number of stores to be operated by the Company following the consummation of the Merger are based on the March 1, 1996 totals for Smith's and Smitty's, but give effect to the California Divestiture, as described herein. Unless otherwise noted, the market share data contained herein has been prepared by management of the Company based upon internal research.

                                  THE COMPANY

  Smith's is a leading supermarket company in the Intermountain and Southwestern regions of the United States, operating 120 stores located in Utah
(35), Arizona (30), Nevada (22), New Mexico (19) and Idaho, Texas and Wyoming (collectively, 14). Substantially all of Smith's stores offer one-stop shopping convenience through a food and drug combination format which features a full-line supermarket with drug and pharmacy departments and some or all of the following specialty departments: delicatessens, hot prepared food sections, in-store bakeries, video rental shops, floral shops, one-hour photo processing labs, full-service banking and frozen yogurt shops. The Company's 114 food and drug combination stores averaged approximately 63,000 square feet and $420,000 per week in sales volume in fiscal 1995. The Company has recently opened four price impact warehouse stores and also operates two conventional supermarkets. Through its 48 years of operations, the Company believes it has developed a valuable and strategically located store base, strong name recognition, customer loyalty and a reputation for quality and service.

  The Company is pursuing a series of transactions designed to enhance stockholder value and liquidity:

  .   Arizona Merger and Consolidation. The Company has entered into an agreement to acquire Smitty's Supermarkets, Inc. ("Smitty's"), a regional supermarket operator with 28 stores in the Phoenix and Tucson markets, in a stock-for-stock exchange (the "Merger"). The Merger will significantly enhance the Company's market position in Arizona. Smitty's is controlled by affiliates of The Yucaipa Companies ("Yucaipa"), a private investment group specializing in the supermarket industry. Affiliates of Yucaipa will own approximately 13.6% of the Company's outstanding common stock following the Merger and the Recapitalization (as defined).

  . California Disposition. The Company has completed the sale or lease of 16 stores, three non-operating properties and its primary distribution facility in Southern California and has closed its remaining 18 stores there (the "California Divestiture"). Management determined that because of the attractive growth prospects in the Company's principal markets and the competitive environment in Southern California, it would redeploy Company resources from California into such other markets. Following the consummation of the Transactions, the Company intends to accelerate the disposition of its closed stores and excess land in California (the "California Asset Disposition", and together with the California Divestiture, the "California Disposition").

  . New Senior Management. The Company will enter into a five-year management services agreement (the "Management Services Agreement") with Yucaipa. Ronald W. Burkle, the managing general partner of Yucaipa, will be appointed as Chief Executive Officer of the Company. In addition, Allen R. Rowland recently joined Smith's as President and Chief Operating Officer. Mr. Rowland was employed by Albertson's, Inc. for 25 years and had senior executive responsibilities for all of the principal regions in which Smith's operates.

  . Recapitalization. The Company is offering to purchase 50% of its outstanding common stock (excluding shares issuable in the Merger) for $36.00 in cash per share (the "Tender Offer"). In addition, the Company is refinancing certain of its existing indebtedness and is refinancing or assuming certain existing indebtedness of Smitty's concurrently with the consummation of the Merger.

  For the fiscal year ended December 30, 1995, after giving pro forma effect to the Transactions and the California Disposition, the Company would have had net sales and EBITDA (as defined) of approximately $3.0 billion and $255.4 million, respectively. See "Unaudited Pro Forma Combined Financial Statements." In addition, management believes that the Company will benefit from significant operating synergies and cost saving opportunities following the Merger.

                               COMPANY STRENGTHS

  Management believes the Company has the following principal strengths: (i) leading market positions, (ii) attractive markets, (iii) new and recently remodeled stores, (iv) prime store locations, (v) advanced backstage operations and (vi) substantial owned real estate.

  Leading Market Positions. Pro forma for the Merger, the Company will operate 148 stores and will have the largest or second largest market share in each of its principal markets: Salt Lake City (31%), Phoenix (24%), Las Vegas (24%) and Albuquerque (23%). The Company believes its reputation for offering a broad selection of quality products and low pricing combined with a high level of customer service has created a valuable franchise with strong name recognition and customer loyalty.

  Attractive Markets. The Company's stores are located predominantly in Utah, Arizona, Nevada and New Mexico, which are among the fastest growing states in terms of population and employment. According to the U.S. Bureau of the Census, the population of those four states has increased at a compound annual growth rate of 3.0% since 1990, compared to the national average of 1.1% over the same period. According to the U.S. Bureau of Labor Statistics, employment in the same four states has increased at a compound annual growth rate of 4.0% since 1990, compared to the national average of 1.3% over the same period. In addition, management believes that operating in distinct markets in several states provides advantages due to their differences in economic cycles, demographics and competitive conditions.

  New and Recently Remodeled Stores. After giving effect to the Merger and the California Divestiture, approximately 84% of the Company's stores will have been opened or remodeled within the last seven years. During the five fiscal years ended December 30, 1995, Smith's spent approximately $414 million in capital expenditures (excluding capital expenditures associated with California operations), which have been primarily used to build new stores and to expand and remodel existing stores. During the five-year period ended December 30, 1995, Smitty's spent approximately $72 million in capital expenditures, including approximately $42 million since mid-1994 to remodel substantially all of its Phoenix-area stores.

  Prime Store Locations. The Company's 48 years of operation have allowed it to choose its store locations selectively as new residential areas have been developed. The Company believes that many of its stores are in developed areas where land values and the unavailability of suitable parcels would make it difficult to replicate the Company's existing store base.

  Advanced Backstage Operations. The Company owns and operates one of the most modern and efficient backstage operations in the industry. During the five fiscal years ended December 30, 1995, the Company spent approximately $163 million (excluding the divested California operations) to build, expand or remodel its warehousing, distribution and processing facilities. Management believes that the Company's approximately 3,000,000 square feet of backstage facilities will be able to accommodate the Smitty's volume following the Merger and support anticipated future growth.

  Substantial Owned Real Estate. The Company will own 108 of the 148 stores it will operate upon consummation of the Merger. The Company also owns its primary warehousing, distribution and processing facilities. In addition, the Company owns land for development, expansion or sale, as well as other non-operating real estate assets. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Overview."

                           THE CALIFORNIA DIVESTITURE

  Smith's has completed the sale, lease or closure of its Southern California regional operations. In December 1995, Smith's entered into an agreement to sublease its Riverside, California distribution center and dairy plant to Ralphs Grocery Company ("Ralphs"), an affiliate of Yucaipa, for the remaining 23-year term of Smith's lease. Ralphs also agreed to purchase certain related equipment and inventory. In January 1996, Smith's entered into agreements to sell or lease 16 stores and related equipment and three non-operating properties to various supermarket companies (including Ralphs) and others. Smith's has closed the remaining 18 stores and it is anticipated that these closed stores will be sold or leased to other retail companies. Since December 30, 1995, the Company has received net cash proceeds of approximately $67.2 million from the California Divestiture and expects to receive an additional $10.6 million shortly after the consummation of the Transactions. In connection with the California Divestiture, the Company recorded pre-tax restructuring charges of $140 million (the "California Divestiture Charge") for the year ended December 30, 1995 and classified the assets to be leased or sold as "assets held for sale". The California Divestiture Charge reflected (i) a provision for anticipated future lease obligations, (ii) the anticipated cost to the Company of closing its California stores and distribution center (primarily termination payments and inventory), and (iii) asset valuation adjustments for the equipment in all of the California stores and the distribution center and for the land and buildings associated with the properties being sold or leased. The California Divestiture, including the transactions with Ralphs, was unrelated to the Merger or the Recapitalization.

                               OPERATING STRATEGY

  Management, in conjunction with Yucaipa, has developed a strategic plan designed to: (i) expand operations in existing and adjacent markets, (ii) realize operating synergies and cost savings resulting from the Merger, (iii) improve working capital management, (iv) grow its recently introduced price impact warehouse stores and (v) dispose of remaining California real estate following the consummation of the Transactions.

  Expand Operations in Existing and Adjacent Markets. Management believes that there are significant opportunities to increase the Company's sales and gain efficiencies in its existing markets through new store openings and store remodels. From 1991 through 1994, management primarily focused on the Southern California market, opening 32 new stores in Southern California compared to a net of 10 new stores in its other markets. In 1995, the Company opened a net of 17 new stores, only two of which were located in California. In an effort to more fully realize its market potential in its non-California markets, in 1995 the Company began opening smaller combination stores (54,000 to 60,000 square feet) in existing markets as part of a "fill-in" strategy. By pursuing a growth strategy which emphasizes opening new stores within its existing and adjacent markets, the Company believes it can increase its market share and improve its distribution and other efficiencies, while taking advantage of such markets' favorable growth prospects.

  Realize Operating Synergies and Cost Savings Resulting from the Merger. Management believes that approximately $25 million of net annual cost savings are achievable over a three-year period following the Merger. The majority of such cost savings opportunities relate to its Arizona operations and are believed to be achievable (on an annualized basis) by the end of the first full year of operations following the Merger. The estimates of potential cost savings resulting from the Merger contained in this Prospectus are forward looking statements that involve risks and inherent uncertainties that could cause actual net annual cost savings to differ materially from those projected. See "Risk Factors--Ability to Achieve Anticipated Cost Savings."

  . Advertising Cost Savings. Smith's and Smitty's advertising programs in the Phoenix and Tucson markets substantially overlap and, as a result of the Merger, management expects that the Company will be able to eliminate a substantial portion of the combined advertising expenses. Management estimates that annualized advertising cost savings of approximately $7 million are achievable by the end of the first full year of operations following the Merger.

  . General and Administrative Cost Savings. Management expects the Company to achieve savings from the elimination of duplicative administrative staff and headquarters facilities and the consolidation of management information systems. Management estimates that annualized general and administrative cost savings of approximately $13 million are achievable by the end of the first full year of operations following the Merger.

  . Warehousing and Transportation Cost Savings. Smitty's currently operates without any of its own distribution facilities. By incorporating the Smitty's volume into Smith's Tolleson, Arizona warehousing and distribution facilities, the Company expects to eliminate the expense associated with Smitty's being supplied primarily by an independent wholesaler, as well as reduce average unit costs resulting from improved capacity utilization. Management estimates that annualized warehousing and transportation cost savings of approximately $4 million are achievable by the end of the second full year of operations following the Merger.

  . Direct Store Delivery and Store Systems. The Merger is expected to result in an opportunity to utilize Smith's electronic direct store receiving system in all Smitty's stores, resulting in increased control over direct store deliveries and corresponding payments. In addition, by utilizing Smith's front-end systems in Smitty's stores, improvements in the efficiency of Smitty's stores are expected. Management estimates that annualized cost savings of approximately $2 million related to such direct store delivery and store systems are achievable by the end of the second full year of operations following the Merger.

  . Purchasing Improvements. Management believes that the Company can achieve savings as a result of increased promotional allowances and discounts through a coordinated buying effort with Yucaipa-affiliated supermarket chains with aggregate annual sales (when combined with the Company) in excess of $11 billion. Management estimates that annualized cost savings of approximately $6 million are achievable from such purchasing improvements by the end of the third full year of operations following the Merger.

The sum of the components of the estimated annual cost savings exceeds $25 million; however, management expects that a portion of the savings will be reinvested in the Company's operations. In connection with the Transactions, the Company and Smitty's are evaluating the format mix of the combined Arizona store base and are assessing the possibility of modifying the formats of certain stores. It is anticipated that approximately $17 million of capital expenditures and approximately $15 million of other expenses will be required to integrate the Arizona operations over the next two years and realize such cost savings.

  Improve Working Capital Management. Management believes that the Company can improve its working capital management. Under Yucaipa's management, other companies have achieved working capital improvements; however, there can be no assurance that similar improvements can be achieved by the Company.

  Grow Recently Introduced Price Impact Warehouse Format. The Company recently developed a price impact warehouse store format and during 1995 opened four of these stores in the Las Vegas area operating under the name "PriceRite Grocery Warehouse." Management believes that a number of the Company's markets are underserved by price impact warehouse stores and that there are substantial opportunities for expansion of the Company's PriceRite format through the conversion of existing stores and the opening of new stores. Yucaipa, through its management of other supermarket companies, has extensive experience in expanding and profitably operating price impact warehouse formats.

  Dispose of Remaining California Real Estate. Following the consummation of the Transactions, management, in conjunction with Yucaipa, anticipates that it will pursue a strategy to dispose of its remaining real estate assets in California which consist of 18 non-operating stores and excess land. The Company would use the net cash proceeds from the California Asset Disposition to either reinvest in the Company's business or reduce indebtedness incurred in connection with the Transactions. At December 30, 1995, the aggregate book value of such assets was approximately $260 million. If this strategy is adopted, as anticipated, the Company would record a pre-tax charge to earnings, which is presently estimated to be approximately $125 million (the "California Asset Disposition Charge") to reflect the difference between the anticipated cash proceeds from the accelerated dispositions and the Company's existing book values for such assets. See "Risk Factors--Anticipated Charges to Earnings Following the Transactions."

                                THE TRANSACTIONS

  The Merger. On January 29, 1996, Smith's and a wholly owned subsidiary of Smith's ("Acquisition"), entered into a Recapitalization Agreement and Plan of Merger (the "Recapitalization Agreement") with Smitty's and Yucaipa. Pursuant to the terms of the Recapitalization Agreement, Smitty's will merge with Acquisition, as a result of which Smitty's will become a wholly owned subsidiary of Smith's. The consideration payable to the stockholders of Smitty's in the Merger will consist of 3,038,888 shares of Class B Common Stock of the Company.

  Tender Offer. Smith's is offering to purchase 50% of its outstanding Class A Common Stock and Class B Common Stock (collectively, the "Common Stock") for $36.00 per share in cash in the Tender Offer. The shares issuable to the stockholders of Smitty's will not be eligible to participate in the Tender Offer. Smith's is also offering to purchase for cash certain outstanding options to purchase Common Stock held by certain officers and employees of Smith's for an aggregate purchase price estimated to be approximately $13.7 million.

  Smith's Debt Refinancing and Preferred Stock Redemption. Smith's will repay in full substantially all of its existing indebtedness ($667.1 million at December 30, 1995), including all outstanding borrowings under its existing revolving credit facilities, and will purchase approximately $1.0 million of its outstanding Series I Preferred Stock.

  Smitty's Debt Refinancing. At the time the Merger is consummated, the Company will cause Smitty's and its subsidiary, Smitty's Super Valu, Inc. ("SSV"), to repay in full certain existing indebtedness (approximately $34.9 million principal amount at December 30, 1995), including all outstanding borrowings under SSV's bank credit facility. In addition, Smitty's is offering to purchase all of the $29.025 million principal amount at maturity (accreted value of $18.4 million at December 30, 1995) of its Senior Discount Debentures due 2006 (the "Smitty's Debentures"), and SSV is offering to purchase all of the $50.0 million principal amount of its Senior Subordinated Notes due 2004 (the "Smitty's Notes"). Smitty's and SSV will concurrently solicit consents from the holders of such securities to certain amendments to the respective indentures under which such securities were issued. The foregoing debt refinancing transactions of Smitty's and SSV are referred to herein collectively as the "Smitty's Refinancing."

  The Offerings, the Tender Offer, the purchase of certain management stock options, the Series I Preferred Stock purchase, the Smith's debt refinancings described above and the closing under a new senior credit facility (the "New Credit Facility") to be provided to the Company are collectively referred to herein as the "Recapitalization." The Recapitalization, the Merger and the Smitty's Refinancing are collectively referred to herein as the "Transactions."

  The following table illustrates the pro forma sources and uses of funds to consummate the Transactions, assuming the Transactions and the California Disposition had been consummated as of December 30, 1995. Although management believes the pro forma amounts estimated below are reasonable under the circumstances, actual sources and uses may differ from those set forth below.

                                SOURCES AND USES

                             (dollars in millions)

        SOURCES                                       USES
        -------                                       ----
New Term Loans (a)...... $  805.0 Purchase Smith's Common Stock............... $  451.3
New Revolving Facility
 (a)(b).................     13.2 Purchase Smith's Management Options.........     13.7
Senior Notes............    150.0 Purchase Smith's Series I Preferred Stock...      1.0
Senior Subordinated
 Notes..................    350.0 Repay Smith's Mortgage Notes................    257.1
New Preferred Stock.....     75.0 Repay Smith's Unsecured Notes...............    410.0
California Disposition
 Proceeds (b)...........     68.0 Repay Smith's Revolving Credit Facility (b).     68.0
                                  Repay Smitty's Notes (c)....................     50.0
                                  Repay Smitty's Debentures (c)...............     18.4
                                  Repay Smitty's Bank Credit Facility.........     34.9
                                  Debt Refinancing Premiums...................     56.8
                                  Accrued Interest............................     12.6
                                  Fees and Expenses...........................     87.4
                         --------                                              --------
Total Sources........... $1,461.2 Total Uses.................................. $1,461.2
                         ========                                              ========

- --------

(a) The Company has obtained a commitment from Bankers Trust Company ("Bankers Trust") and The Chase Manhattan Bank ("Chase Manhattan") for a new senior credit facility that will provide up to $805 million aggregate principal amount of term loans ("New Term Loans") and a $190 million revolving credit facility (the "New Revolving Facility") which will be available for working capital requirements and general corporate purposes. A portion of the New Revolving Facility may be used to support letters of credit, approximately $28 million of which are anticipated to be issued upon consummation of the Transactions (the "Closing"). The New Credit Facility will be guaranteed by all subsidiaries of the Company, including Smitty's. See "Description of New Credit Facility."

(b) The information presented is derived from the Unaudited Pro Forma Financial Statements contained elsewhere herein which reflect (i) the receipt of cash proceeds from the California Divestiture and the assumed receipt of cash proceeds from the sale of the Company's remaining California assets pursuant to the California Asset Disposition, in an amount equal to the net book value of such assets after giving effect to the California Asset Disposition Charge; and (ii) the application of a portion of the cash proceeds therefrom to repay (A) the Company's historical revolving credit balances at December 30, 1995 ($68.0 million) and (B) $13.2 million of indebtedness anticipated to be incurred under the New Revolving Facility in connection with the consummation of the Transactions. Subsequent to December 30, 1995, the Company has received net cash proceeds from the California Divestiture of $67.2 million and expects to receive an additional $10.6 million in proceeds from the California Divestiture shortly after the Closing. The Company intends to use such additional proceeds to reduce revolving loans under the New Revolving Facility. The Company has not entered into any contracts relating to the California Asset Disposition and there can be no assurance as to the timing or the amount of net proceeds, if any, which the Company will actually receive from such disposition. See "Unaudited Pro Forma Combined Financial Statements" and "Business--The California Divestiture."

(c) Assumes that all outstanding Smitty's Notes and Smitty's Debentures are tendered and accepted for purchase in connection with the Smitty's Refinancing. If all of the outstanding Smitty's Notes and Smitty's Debentures are not tendered and accepted for purchase, the Company anticipates that it would reduce other borrowings.

                                 THE OFFERINGS

SENIOR NOTES:

Securities Offered......
                         $150,000,000 aggregate principal amount of % Senior Notes due 2006.

Maturity Date........... May 15, 2006.

Interest Rate........... The Senior Notes will bear interest at the rate of  %
                         per annum.

Interest Payment Dates.. May 15 and November 15, commencing on November 15,
                         1996.

Optional Redemption.....
                         The Senior Notes will be redeemable at the option of the Company, in whole or in part, at any time on or after May 15, 2001, at the following redemption prices if redeemed during the 12-month period commencing on May 15 of the year set forth below:

                                                                      REDEMPTION
                YEAR                                                    PRICE
                ----                                                  ----------
                2001.................................................        %
                2002.................................................        %
                2003.................................................        %
                2004 and thereafter..................................   100.0%

                         in each case plus accrued and unpaid interest to the date of redemption.

                         In addition, on or prior to May 15, 1999, the Company may, at its option, use the Net Cash Proceeds from one or more Public Equity Offerings to redeem up to an aggregate of 35% of the principal amount of the Senior Notes originally issued, at a redemption price
                         equal to   % of the principal amount thereof plus
                         accrued and unpaid interest to the date of redemption.

Ranking.................
                         The Senior Notes will be senior unsecured obligations of the Company and will rank pari passu in right of payment with other senior unsecured indebtedness of the Company. The Senior Notes will rank senior in right of payment to all subordinated indebtedness of the Company including the Senior Subordinated Notes. However, the Senior Notes will be effectively subordinated to all secured indebtedness of the Company and its subsidiaries, including indebtedness under the New Credit Facility. At December 30, 1995, on a pro forma basis after giving effect to the Transactions and the California Disposition, the Company would have had outstanding $813.2 million aggregate principal amount of secured indebtedness, which amount excludes any borrowings or amounts available to be borrowed under the New Revolving Facility. The Senior Notes will be effectively subordinated to all existing and future liabilities, including indebtedness of the Company's subsidiaries. At December 30, 1995, on a pro forma basis after giving effect to the Transactions and the California Disposition, the Company's subsidiaries would have had indebtedness and other liabilities reflected on the Company's consolidated balance sheet, including trade payables and accrued expenses (but excluding guarantees of Senior Indebtedness), of approximately $148.4 million.

Change of Control....... Upon the occurrence of a Change of Control (as defined), each holder will have the right to require the Company to repurchase such holder's Senior Notes at a purchase price equal to 101% of the principal amount thereof plus accrued and unpaid interest to the date of repurchase.

Certain Covenants....... The indenture pursuant to which the Senior Notes will be issued (the "Senior Note Indenture") will contain certain covenants that, among other things, limit the ability of the Company and its Restricted Subsidiaries (as defined) to make restricted payments, incur additional indebtedness, create liens, sell assets, create dividend or other payment restrictions affecting Restricted Subsidiaries, enter into transactions with affiliates or, consummate mergers or certain other transactions and the ability of the Restricted Subsidiaries to issue preferred stock.

SENIOR SUBORDINATED NOTES:

Securities Offered......
                         $350,000,000 aggregate principal amount of % Senior Subordinated Notes due 2007.

Maturity Date........... May 15, 2007.

Interest Rate........... The Senior Subordinated Notes will bear interest at
                         the rate   % per annum.

Interest Payment Dates.. May 15 and November 15 commencing on November 15,
                         1996.

Optional Redemption..... The Senior Subordinated Notes will be redeemable at the option of the Company, in whole or in part, at any time on or after May 15, 2001, at the following redemption prices if redeemed during the 12-month period commencing on May 15 of the year set forth below:

                                                                      REDEMPTION
                YEAR                                                    PRICE
                ----                                                  ----------
                2001.................................................        %
                2002.................................................        %
                2003.................................................        %
                2004 and thereafter..................................   100.0%


                         in each case plus accrued and unpaid interest to the date of redemption.

                         In addition, on or prior to May 15, 1999, the Company may, at its option, use the Net Cash Proceeds from one or more Public Equity Offerings to redeem up to an aggregate of 35% of the principal amount of the Senior Subordinated Notes originally issued, at a redemption price equal to % of the principal amount thereof plus accrued and unpaid interest to the date of redemption.

Ranking................. The Senior Subordinated Notes will be senior subordinated unsecured obligations of the Company and will be subordinated in right of payment to all Senior Indebtedness (as defined) of the Company, including the Company's obligations under the New Credit Facility and the Senior Notes. At December 30, 1995, on a pro forma basis after giving effect to the Transactions and the California Disposition, the aggregate outstanding amount of Senior Indebtedness of the Company would have been approximately $963.2 million, which amount excludes any borrowings or amounts available to be borrowed under the New Revolving Facility. The Senior Subordinated Notes will be effectively subordinated to all existing and future liabilities, including indebtedness of the Company's subsidiaries. At December 30, 1995, on a pro forma basis after giving effect to the Transactions and the California Disposition, the Company's subsidiaries would have had indebtedness and other liabilities reflected on the Company's consolidated balance sheet, including trade payables and accrued expenses (but excluding guarantees of Senior Indebtedness), of approximately $148.4 million.

Change of Control....... Upon the occurrence of a Change of Control (as defined), each holder will have the right to require the Company to repurchase such holder's Senior Subordinated Notes at a purchase price equal to 101% of the principal amount thereof plus accrued and unpaid interest to the date of repurchase.

Certain Covenants....... The indenture pursuant to which the Senior
                         Subordinated Notes will be issued (the "Senior Subordinated Note Indenture") will contain certain covenants that, among other things, limit the ability of the Company and its Restricted Subsidiaries to make restricted payments, incur additional indebtedness, create liens, sell assets, create dividend or other payment restrictions affecting Restricted Subsidiaries, enter into transactions with affiliates, consummate mergers or certain other transactions or incur indebtedness subordinated to any other indebtedness but senior to the Senior Subordinated Notes and the ability of the Restricted Subsidiaries to issue Preferred Stock.

CONCURRENT OFFERING:

New Preferred Stock..... Concurrently with the offering of Notes, the Company is offering 750,000 shares of its % Convertible Redeemable Exchangeable Preferred Stock. The Offerings are conditioned upon each other. In addition, the consummation of each of the Offerings is a condition to the Company's simultaneous obligation to consummate the Merger and the Recapitalization. See "Summary--The Transactions."

  The Company does not intend to apply for listing of any of the Securities on any national securities exchange. See "Underwriting."

              SUMMARY UNAUDITED PRO FORMA COMBINED FINANCIAL DATA

  The following table sets forth summary unaudited pro forma combined financial data for the 52 weeks ended December 30, 1995, after giving effect to the (a) Transactions and the application of the proceeds therefrom and (b) the California Disposition and the retention of the anticipated proceeds therefrom as cash (after reducing pro forma revolving credit balances to zero), in each case as if they had occurred on January 1, 1995 with respect to the pro forma operating and other data, and as of December 30, 1995, with respect to the pro forma balance sheet data. Such pro forma information: (i) eliminates the results of operations of the Company's California retail division and the related assets and liabilities as of and for the 52 weeks ended December 30, 1995 from Smith's results of operations and balance sheet data as of and for the 52 weeks ended December 30, 1995 and (ii) combines the operating results and balance sheet data of Smith's, pro forma for the elimination of the Company's California retail division and the related assets and liabilities, as of and for the 52 weeks ended December 30, 1995 with the operating results and balance sheet data of Smitty's as of and for the 52 weeks ended January 14, 1996. The pro forma financial data set forth below is not necessarily indicative of the results that actually would have been achieved had such transactions been consummated as of the dates indicated, or that may be achieved in the future. The pro forma combined financial data does not reflect
(i) any of the net annual cost savings which management believes are achievable by the end of the third full year of operations following the Merger, or (ii) the anticipated costs expected to be incurred in connection with the integration of operations in Arizona following the Merger. In addition, the summary pro forma combined operating data does not reflect the California Divestiture Charge, the California Asset Disposition Charge, an extraordinary loss on extinguishment of debt, an anticipated charge relating to certain costs expected to be incurred by Smith's in connection with the Merger, a potential severance payment to the Chairman and Chief Executive Officer of the Company or compensation expense in connection with the repurchase of certain management stock options as part of the Recapitalization. See Note (g) to the Unaudited Pro Forma Combined Statement of Operations. The following pro forma financial data should be read in conjunction with the Unaudited Pro Forma Combined Financial Statements, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the historical consolidated financial statements of Smith's and Smitty's, and related notes thereto, included elsewhere in this Prospectus.

                                                             52 WEEKS ENDED
                                                          DECEMBER 30, 1995(A)
                                                          ---------------------
                                                          (DOLLARS IN MILLIONS)
   OPERATING DATA:
    Net sales...........................................        $2,993.4
    Gross profit........................................           703.3
    Operating, selling and administrative expenses......           452.2
    Depreciation and amortization.......................            89.9
    Interest expense....................................           132.3
    Net income..........................................        $    9.8
    Ratio of earnings to fixed charges(b)...............            1.13x
    Ratio of earnings to fixed charges and preferred
     stock dividends(b).................................            1.01x
   BALANCE SHEET DATA (END OF PERIOD):
    Total assets........................................        $1,709.6
    Total debt(c).......................................         1,356.8
    Redeemable preferred stock..........................             3.3
    New Preferred Stock.................................            71.2
    Common stockholders' equity (deficit)...............        $ (121.6)
   OTHER DATA:
    Capital expenditures................................        $  159.7
    EBITDA (as defined)(d)(e)...........................        $  255.4
    EBITDA margin(f)....................................            8.53%
    Ratio of EBITDA (as defined) to interest expense....            1.93x
    Ratio of total debt to EBITDA (as defined)..........            5.31x

- --------

(a) For purposes of the Summary Unaudited Pro Forma Combined Financial Data, the Company has given effect to the California Asset Disposition as if each of the relevant properties had been sold for a cash amount equal to its net book value after giving effect to the California Asset Disposition Charge. The proceeds of such assumed sales, together with the proceeds of the California Divestiture, are reflected in the Company's pro forma cash balances (net of pro forma revolving credit balances, which have been eliminated) at December 30, 1995. INVESTORS ARE CAUTIONED THAT THE COMPANY HAS NOT ENTERED INTO ANY CONTRACTS RELATING TO THE CALIFORNIA ASSET DISPOSITION AND THAT THERE CAN BE NO ASSURANCE AS TO THE TIMING OR THE AMOUNT OF NET PROCEEDS, IF ANY, WHICH THE COMPANY WILL ACTUALLY RECEIVE FROM SUCH DISPOSITION.
(b) For purposes of computing the ratio of earnings to fixed charges and the ratio of earnings to fixed charges and preferred stock dividends, "earnings" consist of income (loss) before income taxes and fixed charges. "Fixed charges" consist of interest on all indebtedness, amortization of deferred financing costs, and one-third of rental expense (the portion of annual rental expense deemed by the Company to be representative of the interest factor). "Preferred stock dividends" reflects the amount representing the pre-tax earnings that would be required to cover such dividend requirements.
(c) Total debt includes long-term debt and current maturities of long-term debt. As a result of the assumed application of a portion of the proceeds of the California Disposition (see note (a) above) to eliminate pro forma revolving credit balances, pro forma total debt at December 30, 1995 does not reflect anticipated revolving credit facility borrowings upon consummation of the Transactions of $13.2 million.
(d) EBITDA (as defined) represents income (loss) before interest expense, income taxes, depreciation and amortization, LIFO provision and restructuring charges. EBITDA is a widely accepted financial indicator of a company's ability to service debt and, with certain variations in definition, is an indicator of compliance with various covenants in the Company's debt agreements. However, EBITDA should not be construed as an alternative to operating income (as determined in accordance with generally accepted accounting principles) or to cash flows from operating activities (as determined in accordance with generally accepted accounting principles) and should not be construed as an indication of the Company's operating performance or as a measure of liquidity. See "Management's Discussion and Analysis of Financial Condition and Results of Operations." For additional information concerning the Company's historical cash flows, see "Selected Historical Financial Data of Smith's" and the Consolidated Statements of Cash Flows included elsewhere herein.
(e) Pro forma EBITDA (as defined) does not give effect to net annual cost savings (as compared to such costs for the pro forma combined fiscal year ended December 30, 1995) which management believes are achievable by the end of the third full year of combined operations following the Merger. The sum of the components of the estimated annual cost savings exceeds $25 million; however, management's estimate of $25 million in net annual cost savings gives effect to an offsetting adjustment to reflect its expectation that a portion of the savings will be reinvested in the Company's operations. The estimates of potential cost savings resulting from the Merger contained in this Prospectus are forward looking statements that involve risks and inherent uncertainties that could cause actual net annual cost savings to differ materially from those projected. See "Risk Factors-- Ability to Achieve Anticipated Cost Savings." The sum of the Company's pro forma EBITDA (as defined) ($255.4 million) and the full amount of the estimated net annual cost savings to be realizable by the end of the third full year of operations following the Merger ($25.0 million) is $280.4 million. See "--Operating Strategy--Realize Operating Synergies and Cost Savings Resulting from the Merger."
(f) EBITDA margin represents EBITDA (as defined) as a percentage of net sales.

                  SUMMARY HISTORICAL FINANCIAL DATA OF SMITH'S

  The following table sets forth summary historical financial data of Smith's for the five fiscal years ended December 30, 1995, which have been derived from the financial statements of Smith's audited by Ernst & Young LLP, independent auditors. The following information should be read in conjunction with the Unaudited Pro Forma Combined Financial Statements, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the historical consolidated financial statements of Smith's and related notes thereto included elsewhere in this Prospectus.

                           52 WEEKS    53 WEEKS   52 WEEKS    52 WEEKS     52 WEEKS
                            ENDED       ENDED      ENDED       ENDED        ENDED
                         DECEMBER 28, JANUARY 2, JANUARY 1, DECEMBER 31, DECEMBER 30,
                             1991        1993       1994        1994         1995
                         ------------ ---------- ---------- ------------ ------------
                                            (DOLLARS IN MILLIONS)
OPERATING DATA:
 Net sales..............   $2,217.4    $2,649.9   $2,807.2    $2,981.4     $3,083.7
 Gross profit...........      498.6       611.6      637.2       669.1        697.0
 Operating, selling and
  administrative
  expenses..............      344.4       419.7      430.3       440.8        461.4
 Depreciation and amor-
  tization..............       50.5        67.8       82.2        94.5        105.0
 Interest expense.......       30.3        36.1       44.6        53.7         60.5
 Restructuring
  charges(a)............        --          --         --          --         140.0
 Net income (loss)......   $   45.1    $   53.7   $   45.8    $   48.8     $  (40.5)
 Ratio of earnings to
  fixed charges(b)......       3.02x       3.06x      2.55x       2.18x         --
BALANCE SHEET DATA (END
 OF PERIOD):
 Working capital........   $   30.7    $   91.2   $  160.4    $   62.3     $  162.7
 Total assets...........    1,196.7     1,486.1    1,654.3     1,653.5      1,686.2
 Total debt(c)..........      395.4       612.7      725.5       718.9        746.2
 Redeemable preferred
  stock.................        8.5         7.5        6.5         5.4          4.3
 Common stockholders'
  equity................   $  474.4    $  515.4   $  542.2    $  475.3     $  416.7
OTHER DATA:
 Stores open at end of
  period(d).............        109         119        129         137          154
 Capital expenditures...   $  281.6    $  288.0   $  322.3    $  146.7     $  149.0
 EBITDA (as defined)(e).   $  154.2    $  192.0   $  208.5    $  230.8     $  239.6
 EBITDA margin(f).......        7.0%        7.2%       7.4%        7.7%         7.8%

- --------
(a) Reflects charges in connection with the California Divestiture. See Note K to Notes to Consolidated Financial Statements of Smith's included elsewhere herein.

(b) For purposes of computing the ratio of earnings to fixed charges, "earnings" consist of income (loss) before income taxes and fixed charges. "Fixed charges" consist of interest on all indebtedness, amortization of deferred financing costs and one-third of rental expense (the portion of annual rental expense deemed by the Company to be representative of the interest factor). For the 52 weeks ended December 30, 1995, the Company's earnings were inadequate to cover fixed charges by $69.8 million. However, such earnings include non-cash charges of $105.4 million, primarily consisting of depreciation and amortization, and restructuring charges of $140.0 million.

(c) Total debt includes long-term debt and current maturities of long-term debt.

(d) See "Business--Store Development and Expansion."

(e) EBITDA (as defined) represents income (loss) before interest expense, income taxes, depreciation and amortization expense, LIFO provision and restructuring charges. EBITDA is a widely accepted financial indicator of a company's ability to service debt. However, EBITDA should not be construed as an alternative to operating income or to cash flows from operating activities (as determined in accordance with generally accepted accounting principles) and should not be construed as an indication of Smith's operating performance or as a measure of liquidity. See "Management's Discussion and Analysis of Financial Condition and Results of Operations." For additional information concerning the Company's historical cash flows, see "Selected Historical Financial Data of Smith's" and the Consolidated Statements of Cash Flows included elsewhere herein.

(f) EBITDA margin represents EBITDA (as defined) as a percentage of net sales.

                                 RISK FACTORS

  Prospective investors should carefully consider the following factors, in addition to the other matters described in this Prospectus, before purchasing the securities being sold in the Offerings.

LEVERAGE AND DEBT SERVICE

  Following the consummation of the Transactions, the Company will be highly leveraged. At December 30, 1995, pro forma for the Transactions and the California Disposition, the Company's total debt and stockholders' equity (deficit) would have been $1,356.8 million and $(121.6) million, respectively, compared to actual debt and stockholders' equity of $746.2 million and $416.7 million, respectively, on such date. The Company would also have had additional borrowing availability under the New Revolving Facility on a pro forma basis, subject to the borrowing conditions contained therein. In addition, as of December 30, 1995, after giving effect to the Transactions and the California Disposition, scheduled payments under net operating leases of the Company and its subsidiaries for the twelve months following the Merger would have been approximately $36.9 million. The Company's ability to make scheduled payments of the principal of, or interest on, or to refinance its indebtedness (including the Notes) and to make scheduled payments under its operating leases depends on its future performance, which is subject to economic, financial, competitive and other factors beyond its control.

  Based upon the current level of operations and anticipated cost savings and future growth, the Company believes that its cash flow from operations, together with borrowings under the New Revolving Facility and its other sources of liquidity, will be adequate to meet its anticipated requirements for working capital, capital expenditures, lease payments, interest payments and scheduled principal payments. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources." There can be no assurance, however, that the Company's business will continue to generate cash flow at or above current levels or that anticipated cost savings or future growth can be achieved. In addition, no assurances can be given as to the timing of, or the net proceeds to be realized upon, the California Asset Disposition and, therefore, as to the timing or amount of receipts thereof as reflected in the Unaudited Pro Forma Combined Financial Statements. If the Company is unable to generate sufficient cash flow from operations in the future to service its debt and make necessary capital or other expenditures, or if its future cash flows are insufficient to amortize all required principal payments out of internally generated funds, the Company may be required to refinance all or a portion of its existing debt, sell assets or obtain additional financing. There can be no assurance that any such refinancing or asset sales would be possible or that any additional financing could be obtained, particularly in view of the Company's high level of debt following the Transactions and the fact that substantially all of its assets will be pledged to secure borrowings under the New Credit Facility and other secured obligations.

  The Company's high level of debt and debt service requirements will have several important effects on its future operations, including the following:
(a) the Company will have significant cash requirements to service debt, reducing funds available for operations and future business opportunities and increasing the Company's vulnerability to adverse general economic and industry conditions and competition; (b) the Company's leveraged position will increase its vulnerability to competitive pressures; (c) the financial covenants and other restrictions contained in the New Credit Facility and other agreements relating to the Company's indebtedness and in the Indentures will require the Company to meet certain financial tests and will restrict its ability to borrow additional funds, to dispose of assets or to pay cash dividends on, or repurchase, preferred or common stock; and (d) funds available for working capital, capital expenditures, acquisitions and general corporate purposes will be limited. The Company's continued growth depends, in part, on its ability to continue its expansion and store conversion efforts, and therefore its inability to finance capital expenditures through borrowed funds or otherwise could have a material adverse effect on the Company's future operations. Moreover, any default under the documents governing the indebtedness of the Company could have a significant adverse effect on the market value of the Notes.

  The Company's capital structure immediately after the Transactions will include a significant amount of floating rate indebtedness, causing the Company to be significantly more sensitive to prevailing interest rates than has historically been the case. The Company intends to enter into interest rate protection agreements which, for the duration of such agreements, will effectively provide fixed rates of interest or ceiling rates of interest on a portion of such floating rate indebtedness. There can be no assurance that the Company will be able to enter into such agreements on favorable terms. See "Description of New Credit Facility." In addition, following the Transactions, the Company's blended average rates of interest are anticipated to be higher than the rates of interest on the Company's indebtedness outstanding immediately prior to the Transactions.

ABILITY TO ACHIEVE ANTICIPATED COST SAVINGS

  Management of the Company has estimated that approximately $25 million of annualized net cost savings (as compared to such costs for the pro forma combined fiscal year ended December 30, 1995) can be achieved over a three-year period as a result of integrating the Arizona operations of Smith's and Smitty's. The estimates of potential cost savings contained in this Prospectus are forward looking statements that are inherently uncertain. Actual cost savings, if any, could differ materially from those projected. All of these forward looking statements are based on estimates and assumptions made by management of the Company, which although believed to be reasonable, are inherently uncertain and difficult to predict; therefore, undue reliance should not be placed upon such estimates. There can be no assurance that the savings anticipated in these forward looking statements will be achieved. The following important factors, among others, could cause the Company not to achieve the cost savings contemplated herein (principally those set forth in "Summary--Operating Strategy" and "Business-- Operating Strategy") or otherwise cause the Company's results of operations to be adversely affected in future periods: (i) continued or increased competitive pressures from existing competitors and new entrants, including price-cutting strategies;
(ii) unanticipated costs related to the Transactions and the integration strategy; (iii) loss or retirement of key members of management or the termination of the Management Services Agreement with Yucaipa; (iv) inability to negotiate more favorable terms with suppliers or to improve working capital management; (v) increases in interest rates or the Company's cost of borrowing or a default under any material debt agreements; (vi) inability to develop new stores in advantageous locations or to successfully convert existing stores;
(vii) prolonged labor disruption; (viii) deterioration in general or regional economic conditions; (ix) adverse state or federal legislation or regulation that increases the costs of compliance, or adverse findings by a regulator with respect to existing operations; (x) loss of customers as a result of the conversion of store formats; (xi) adverse determinations in connection with pending or future litigations or other material claims against the Company;
(xii) inability to achieve future sales levels or other operating results that support the cost savings, and (xiii) the unavailability of funds for capital expenditures. Many of such factors are beyond the control of the Company. In addition, there can be no assurance that unforeseen costs and expenses or other factors will not offset the projected cost savings in whole or in part.

ANTICIPATED CHARGES TO EARNINGS FOLLOWING THE TRANSACTIONS

  Upon consummation of the Transactions, the Company anticipates that it would record charges to earnings in connection with (i) the adoption of a strategy to accelerate the disposition of certain real estate assets in California pursuant to the California Asset Disposition, (ii) the payment of certain refinancing premiums and the write-off of certain debt issuance costs, (iii) the purchase of certain management stock options, and (iv) the integration of its Arizona operations with Smitty's. As a result of the foregoing, the Company anticipates that it would record a substantial charge to earnings for the quarter in which the Transactions are consummated. The Company currently estimates that the total charge for all such items would be approximately $220 million (pre-tax). However, such estimate is based on information available as of the date of this Prospectus and the actual total charge may differ materially from such estimate if the actual information available to the Company at the time the charge is recorded varies from the information currently available. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Overview."

COMPETITION

  The supermarket industry is highly competitive and characterized by narrow profit margins. The Company's competitors include national and regional supermarket chains, independent and specialty grocers, drug and convenience stores and the newer "alternative format" food stores, including warehouse-style supermarkets, club stores, deep discount drug stores and "supercenters." The Company's competitors continue to open new stores in the Company's existing markets. In addition, new competitors have entered the Company's markets in the past and could do so in the future. Supermarket chains generally compete on the basis of price, location, quality of products, service, product variety and store condition. The Company regularly monitors its competitors' prices and adjusts its prices and marketing strategy as management deems appropriate in light of existing conditions. Some of the Company's competitors have greater financial resources than the Company and could use those resources to take steps which could adversely affect the Company's competitive position. The Company's ability to respond to competitive pressures could be adversely affected by its highly leveraged financial condition. See "Business-- Competition."

CONTROL OF THE COMPANY

  The Company's Class A Common Stock and Series I Preferred Stock are each entitled to ten votes per share and the Company's Class B Common Stock is entitled to one vote per share. Upon consummation of the Transactions, members of the Smith Group (as defined) are expected to have beneficial ownership, in the aggregate, of approximately 24.5% of the outstanding Common Stock and 31.6% of the outstanding Series I Preferred Stock of the Company, representing approximately 41.8% of the aggregate voting power of the Company's capital stock, and certain affiliates of Yucaipa will have beneficial ownership of approximately 13.6% of the total outstanding Common Stock of the Company, representing approximately 1.3% of the aggregate voting power of the Company's outstanding capital stock. Pursuant to a standstill agreement (the "Standstill Agreement") entered into by such Smith family members (the "Smith Group"), certain affiliates of Yucaipa (the "Yucaipa Group") and the Company, upon consummation of the Recapitalization the Company will use its best efforts to reconstitute its Board of Directors to consist of seven directors, and each of the Smith Group and the Yucaipa Group will have the right to nominate two directors so long as it holds at least 8% of the outstanding Common Stock and the right to nominate one director so long as it holds at least 5% of the outstanding Common Stock. As a result of the ownership structure of the Company and the contractual rights described above, the voting and management control of the Company is highly concentrated. The Smith Group has effective control of the Company and will effectively be able to direct the actions of the Company with respect to matters such as the payment of dividends, material acquisitions and dispositions and other extraordinary corporate transactions. See "Certain Relationships and Related Transactions," "Principal Stockholders" and "Description of Capital Stock."

NEW SENIOR MANAGEMENT AND BOARD OF DIRECTORS

  Upon consummation of the Transactions, substantially all of the existing members of the Company's Board of Directors will resign and be replaced by the new directors identified in this Prospectus. Jeffrey P. Smith will remain as Chairman of the Board but will resign as Chief Executive Officer of the Company. Ronald W. Burkle, the managing general partner of Yucaipa, will be appointed Chief Executive Officer of the Company and Allen R. Rowland will continue his recent appointment as President and Chief Operating Officer. As a result, the Company's senior executive officers and a majority of the members of the Board of Directors will be new appointees. There can be no assurance that the changes in the Company's Board of Directors or senior management will not adversely affect the Company's operating performance. Mr. Burkle will provide his services as Chief Executive Officer pursuant to the Management Services Agreement between the Company and Yucaipa; however, such agreement does not require Mr. Burkle to spend any specified amount of time on Company affairs. Yucaipa will receive an annual fee of $1 million for providing the services of Mr. Burkle and the other partners and employees of Yucaipa. The Management Services Agreement may be terminated by the Company's Board of Directors on 90 days' notice or by either party upon the occurrence of certain events. If the Company seeks to terminate the Management Services Agreement, subject to limited exceptions, it is required to pay Yucaipa a termination fee of between $5 million and $10 million, depending on the time of termination. Yucaipa will also receive certain fees in connection with the consummation of the Recapitalization. See "Management" and "Certain Relationships and Related Transactions."

CONTINGENT LIABILITIES RELATING TO CALIFORNIA DIVESTITURE

  In connection with closing stores and otherwise redeploying assets, the Company has assigned leases and subleased stores and other facilities at various times, including the sublease to Ralphs of the Company's Riverside, California distribution center and dairy plant and the assignment or sublease of 10 stores to various supermarket companies (including 6 to Ralphs) in connection with the California Divestiture. Since the Company will generally remain either primarily or secondarily liable for the underlying lease obligations with respect to these stores and other facilities, the Company has a contingent liability to the extent the Company's sublessees or assignees default in the performance of their obligations under their respective sublease or underlying lease. See "Business--California Divestiture."

FRAUDULENT CONVEYANCE RISKS

  Various fraudulent conveyance laws have been enacted for the protection of creditors and may be utilized by a court to subordinate or avoid the Notes in favor of other existing or future creditors of the Company.

  Proceeds of the Offerings are being used, in part, to purchase shares of Smith's Common Stock in the Tender Offer, to redeem options to purchase Common Stock held by Smith's management, and to purchase shares of Smith's Series I Preferred Stock. If a court in a lawsuit on behalf of any unpaid creditor of the Company or a representative of the Company's creditors were to find that, at the time the Company issued the Notes, the Company (x) intended to hinder, delay or defraud any existing or future creditor or contemplated insolvency with a design to prefer one or more creditors to the exclusion in whole or in part of others or (y) did not receive fair consideration in good faith or reasonably equivalent value for issuing such Notes and the Company (i) was insolvent, (ii) was rendered insolvent by reason of such stock purchases and redemptions, (iii) was engaged or about to engage in a business or transaction for which its remaining assets constituted unreasonably small capital to carry on its business, or (iv) intended to incur, or believed that it would incur, debts beyond its ability to pay such debts as they matured, such court could void such Notes and void such transactions. Alternatively, in such event, claims of the holders of such Notes could be subordinated to claims of other creditors of the Company. The Company may be viewed as insolvent at the time of or as a result of the Tender Offer, redemption of options and preferred stock, if the fair value of its assets does not exceed its probable liabilities at the time of, or following such transactions.

  Based upon financial and other information currently available to it, management of the Company believes that the Notes are being incurred for proper purposes and in good faith. Certain courts have held, however, that a company's purchase of its own capital stock does not constitute reasonably equivalent value or fair consideration for incurring indebtedness. By extension, the redemption of options to purchase capital stock of a company may also be viewed as not constituting reasonably equivalent value or fair consideration to the company. The Company believes that it (i) is solvent and will continue to be solvent after issuing the Notes notwithstanding the fact that the Company, after completion of the Tender Offer, redemption of options and redemption of preferred stock, will have a negative net worth under generally accepted accounting principles, because the Company believes that the fair value of the Companys' assets exceeds and will exceed its probable liabilities, (ii) will have sufficient capital for carrying on the business it intends to conduct after such issuance, and (iii) will be able to pay its debts as they mature. See "Management's Discussions and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources." There can be no assurance, however, that a court would concur with such beliefs and positions.

  It is a condition to the consummation of the Tender Offer that the Company shall have received an opinion from an independent valuation firm (i) as to the value of the Company's assets and liabilities, after giving effect to the consummation of the Transactions, and (ii) that the fair value of the Company's assets would exceed its total stated liabilities and identified contingent liabilities both before and after giving effect to the Transactions by at least the aggregate par value of its issued capital stock. Houlihan, Lokey, Howard & Zukin, Inc. has been retained by the Company to deliver such an opinion.

EFFECTIVE SUBORDINATION OF THE NOTES

  The Notes will be effectively subordinated to all secured indebtedness of the Company and its subsidiaries. The borrowings and obligations under the New Credit Facility are secured by substantially all of the assets of the Company and its subsidiaries. At December 30, 1995, on a pro forma basis after giving effect to the Transactions and the California Disposition, the Company would have had approximately $813.2 million aggregate amount of secured indebtedness and other obligations outstanding, which amount excludes any borrowings or amounts available to be borrowed under the New Revolving Facility.

  The Notes will also be effectively subordinated to all existing and future liabilities, including indebtedness, of the Company's subsidiaries. The obligations of the Company under the New Credit Facility will be guaranteed, jointly and severally, by the Company's subsidiaries, including Smitty's. At December 30, 1995, on a pro forma basis after giving effect to the Transactions and the California Disposition, the Company's subsidiaries would have had indebtedness and other liabilities reflected on the Company's consolidated balance sheet, including trade payables and accrued expenses (but excluding guarantees of Senior Indebtedness), of approximately $148.4 million. Claims of creditors of the Company's subsidiaries, including trade creditors, will generally have priority as to the assets of such subsidiaries over the claims of the Company and the holders of the Company's indebtedness, including the Notes.

SUBORDINATION OF THE SENIOR SUBORDINATED NOTES

  The payment of principal, premium, if any, and interest on, and any other amounts owing in respect of, the Senior Subordinated Notes will be subordinated to the prior payment in full of all existing and future Senior Indebtedness, including indebtedness under the New Credit Facility and the Senior Notes. As of December 30, 1995, on a pro forma basis after giving effect to the Transactions and the California Disposition, the aggregate outstanding amount of Senior Indebtedness of the Company would have been approximately $963.2 million, which amount excludes any borrowings or amounts available to be borrowed under the New Revolving Facility. In the event of the bankruptcy, liquidation, dissolution, reorganization or other winding up of the Company, the assets of the Company will be available to pay obligations on the Senior Subordinated Notes only after all Senior Indebtedness has been paid in full, and there may not be sufficient assets remaining to pay amounts due on any or all of the Senior Subordinated Notes. In addition, under certain circumstances, the Company may not pay principal of, premium, if any, or interest on, or any other amounts owing in respect of, the Senior Subordinated Notes, or purchase, redeem or otherwise retire the Senior Subordinated Notes, if a payment default or a non-payment default exists with respect to certain Senior Indebtedness and, in the case of a non-payment default, a payment blockage notice has been received by the Senior Subordinated Note Trustee (as defined). See "Description of the Notes--Subordination of the Senior Subordinated Notes."

ABSENCE OF ESTABLISHED MARKET FOR THE NOTES

  There is no established market for the Notes and there can be no assurance as to the liquidity of any markets that may develop for the Notes, the ability of holders of the Notes to sell their Notes, or the price at which holders would be able to sell their Notes. Future trading prices of the Notes will depend on many factors, including, among other things, prevailing interest rates, the Company's operating results and the market for similar securities. The Underwriters have advised the Company that they currently intend to make a market in the Notes. However, the Underwriters are not obligated to do so and any market-making may be discontinued at any time, by any or all of them, without notice.

                           PRO FORMA CAPITALIZATION

  The following table sets forth the consolidated pro forma capitalization of the Company at December 30, 1995, giving effect to the Transactions and the California Disposition. This table should be read in conjunction with the Unaudited Pro Forma Combined Financial Statements and the historical consolidated financial statements of Smith's and Smitty's, and the related notes thereto, included elsewhere in this Prospectus.

                                                                 PRO FORMA
                                                           ---------------------
                                                           (DOLLARS IN MILLIONS)
      Current portion of long-term debt:
        New Term Loans....................................       $   12.3
        Other indebtedness................................            1.4
                                                                 --------
          Total current portion of long-term debt.........       $   13.7
                                                                 ========
      Long-term debt:
        New Term Loans(a).................................       $  792.7
        New Revolving Facility(a)(b)......................            --
        Senior Notes......................................          150.0
        Senior Subordinated Notes.........................          350.0
        Other indebtedness................................           50.4
                                                                 --------
          Total long-term debt............................        1,343.1
                                                                 --------
      Redeemable preferred stock, $.01 par value..........            3.3
      New Preferred Stock, $.01 par value.................           71.2
      Common stockholders' equity:
        Common Stock, $.01 par value(c)...................            0.2
        Additional paid-in capital........................          164.9
        Retained earnings (deficit).......................         (286.7)
                                                                 --------
          Total common stockholders' equity (deficit).....         (121.6)
                                                                 --------
            Total capitalization..........................       $1,296.0
                                                                 ========

- --------

(a) The Company has obtained a commitment from Bankers Trust and Chase Manhattan for the New Credit Facility that will provide up to $805 million aggregate principal amount of New Term Loans and a $190 million New Revolving Facility which will be available for working capital requirements and general corporate purposes. A portion of the New Revolving Facility may be used to support letters of credit, approximately $28 million of which are anticipated to be issued at Closing. The New Credit Facility will be guaranteed by all subsidiaries of the Company, including Smitty's. See "Description of New Credit Facility."
(b) Assumes that all outstanding Smitty's Notes and Smitty's Debentures are tendered and accepted for purchase in connection with the Smitty's Refinancing. If all of the outstanding Smitty's Notes and Smitty's Debentures are not tendered and accepted for purchase, the Company anticipates that it would reduce other borrowings. As a result of the assumed application of a portion of the proceeds of the California Disposition to eliminate pro forma revolving credit balances, pro forma total debt at December 30, 1995 does not reflect anticipated revolving credit facility borrowings upon consummation of the Transactions of $13.2 million.
(c) Does not reflect (i) management options to purchase up to an aggregate of 808,250 shares of Class B Common Stock expected to be outstanding upon consummation of the Transactions or (ii) Warrants to purchase shares of Class C Common Stock of the Company (at an initial exercise price of $50.00 per share) to be issued to Yucaipa upon consummation of the Transactions. See "Certain Relationships and Related Transactions."

               UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

  The following unaudited pro forma combined financial statements of the Company for the 52 weeks ended December 30, 1995 give effect to (a) the Transactions and the application of the proceeds therefrom and (b) the California Disposition and the retention of the anticipated proceeds therefrom as cash (after reducing pro forma revolving credit balances to zero), in each case as if such transactions occurred on January 1, 1995, with respect to the pro forma operating and other data, and as of December 30, 1995, with respect to the pro forma balance sheet data. Such pro forma information: (i) eliminates the results of operations of the Company's California retail division and the related assets and liabilities as of and for the 52 weeks ended December 30, 1995 from Smith's results of operations and balance sheet data as of and for the 52 weeks ended December 30, 1995 and (ii) combines the operating results and balance sheet data of Smith's, pro forma for the elimination of the Company's California retail division and the related assets and liabilities, as of and for the 52 weeks ended December 30, 1995 with the operating results and balance sheet data of Smitty's as of and for the 52 weeks ended January 14, 1996.

  As indicated above, the Unaudited Pro Forma Combined Financial Statements give effect to the California Divestiture and the California Asset Disposition and the retention of the anticipated proceeds therefrom as cash. In connection with the California Divestiture, Smith's entered into agreements to sell or lease 16 stores and related equipment and three non-operating properties. These transactions are expected to generate net cash proceeds of $77.8 million, of which $67.2 million has been received to date. The remaining 18 stores in California have been closed. In connection with the California Divestiture, the Company recorded the $140 million (pre-tax) California Divestiture Charge for the year ended December 30, 1995 and classified the assets to be leased or sold as "assets held for sale." The California Divestiture Charge reflected (i) a provision for anticipated future lease obligations, (ii) the anticipated cost to the Company of closing its California stores and distribution center (primarily termination payments and inventory), and (iii) certain asset valuation adjustments. The asset valuation adjustments included in the California Divestiture Charge reflected the reduction in net realizable values for the equipment in all of the Company's California stores and distribution center and for the land and buildings associated with those properties being sold or leased. Pursuant to the California Asset Disposition, following the consummation of the Transactions the Company intends to accelerate the disposition of its 18 non-operating stores and its excess land in California. As a result of the adoption of this strategy, the Company intends to record a pre-tax charge to earnings of approximately $125 million (the California Asset Disposition Charge) to reflect the difference between the anticipated cash proceeds from the accelerated dispositions and the Company's existing book values for such assets. For purposes of the Unaudited Pro Forma Combined Balance Sheet, the Company has given effect to the California Asset Disposition as if each of the relevant properties had been sold for a cash amount equal to its net book value after giving effect to the California Asset Disposition Charge. The proceeds of such assumed sales, together with the proceeds of the California Divestiture, are reflected in the Company's pro forma cash balances (net of pro forma revolving credit borrowings, which have been eliminated) at December 30, 1995. INVESTORS ARE CAUTIONED THAT THE COMPANY HAS NOT ENTERED INTO ANY CONTRACTS RELATING TO THE CALIFORNIA ASSET DISPOSITION AND THAT THERE CAN BE NO ASSURANCE AS TO THE TIMING OR THE AMOUNT OF NET PROCEEDS, IF ANY, WHICH THE COMPANY WILL ACTUALLY RECEIVE FROM SUCH DISPOSITION.

  The pro forma adjustments to give effect to the California Disposition and the Transactions are based upon currently available information and upon certain assumptions that management believes are reasonable. The statement of results of operations used to derive the adjustments to eliminate the California results of operations differs from a complete statement in that allocations for interest expense and certain services provided by the Company, including, but not limited to, portions of legal assistance, employee benefits administration, treasury, accounting, auditing, tax functions and real estate, have not been made. The Merger will be accounted for by the Company as a purchase of Smitty's by Smith's and Smitty's assets and liabilities will be recorded at their estimated fair market values at the date of the Merger. The adjustments included in the Unaudited Pro Forma Combined Financial Statements represent the Company's preliminary determination of these adjustments based upon available information. There can be no assurance that the actual adjustments will not differ significantly from the pro forma adjustments reflected in the pro forma financial information. The Unaudited Pro Forma Combined Financial Statements are not necessarily indicative of either future results of operations or results that might have been achieved if the foregoing transactions had been consummated as of the indicated dates. The Unaudited Pro Forma Combined Financial Statements should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the historical consolidated financial statements of Smith's and Smitty's, together with the related notes thereto, included elsewhere in this Prospectus.

  The Unaudited Pro Forma Combined Financial Statements do not reflect (i) any of the net annual cost savings which management believes are achievable by the end of the third full year of operations following the Merger, or (ii) the anticipated costs to be incurred in connection with the integration of operations in Arizona following the Merger. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Overview." The Unaudited Pro Forma Combined Statement of Operations included herein does not reflect the California Divestiture Charge, the California Asset Disposition Charge, an extraordinary loss on extinguishment of debt, an anticipated charge relating to certain costs expected to be incurred by Smith's in connection with the Merger, a potential severance payment to the Chairman and Chief Executive Officer of the Company or compensation expense in connection with the repurchase of certain management stock options as part of the Recapitalization. See Note (g) to the Unaudited Pro Forma Combined Statement of Operations.

              UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS
                  (DOLLARS IN MILLIONS, EXCEPT PER SHARE DATA)

                                                52 WEEKS ENDED
                          -----------------------------------------------------------
                                                                         JANUARY 14,  ADJUSTMENTS
                                        DECEMBER 30, 1995                    1996         FOR          PRO FORMA
                          ---------------------------------------------- ------------  CALIFORNIA     COMBINED FOR
                            SMITH'S    ADJUSTMENTS FOR PRO FORMA SMITH'S   SMITTY'S   DISPOSITION      CALIFORNIA
                          (HISTORICAL)   CALIFORNIA     FOR CALIFORNIA   (HISTORICAL)     AND         DISPOSITION
                           (AUDITED)   DIVESTITURE(A)     DIVESTITURE    (UNAUDITED)  TRANSACTIONS  AND TRANSACTIONS
                          ------------ --------------- ----------------- ------------ ------------  ----------------
Net sales...............   $  3,083.7      $(674.6)       $  2,409.1      $   584.3      $             $  2,993.4
Cost of goods sold......      2,386.7       (516.2)          1,870.5          419.6                       2,290.1
                           ----------      -------        ----------      ---------      ------        ----------
                                697.0       (158.4)            538.6          164.7                         703.3
Expenses:
  Operating, selling and
   administrative.......        461.4       (145.6)            315.8          136.0         0.4 (b)         452.2
  Depreciation and
   amortization.........        105.0        (27.0)             78.0           12.3        (1.3)(c)
                                                                                            0.9 (d)          89.9
  Restructuring charges.        140.0       (140.0)
  Interest..............         60.0                           60.0           18.4        53.9 (e)         132.3
  Amortization of debt
   issuance costs.......          0.4                            0.4            1.0         8.4 (e)           9.8
                           ----------      -------        ----------      ---------      ------        ----------
Income (loss) before
 income taxes...........        (69.8)       154.2              84.4           (3.0)      (62.3)             19.1
Income tax expense
 (benefit)..............        (29.3)        63.2              33.9           (0.7)      (23.9)(f)           9.3
                           ----------      -------        ----------      ---------      ------        ----------
Net income (loss) (g)...        (40.5)        91.0              50.5           (2.3)      (38.4)              9.8
Preferred stock
 accretion..............                                                                  (10.2)(h)         (10.2)
                           ----------      -------        ----------      ---------      ------        ----------
Income (loss) applicable
 to common shares.......   $    (40.5)     $  91.0        $     50.5      $    (2.3)     $(48.6)       $     (0.4)
                           ==========      =======        ==========      =========      ======        ==========
Net income (loss) per
 common
 share (g)..............   $    (1.62)                    $     2.00      $   (2.30)                   $    (0.03)(i)
                           ==========                     ==========      =========                    ==========
Weighted average common
 shares outstanding.....   25,031,000                     25,284,000      1,001,000                    15,530,000
                           ==========                     ==========      =========                    ==========
Ratio of earnings to
 fixed charges (j)(k)...           --                           2.27x                                        1.13x
Ratio of earnings to
 fixed charges and
 preferred stock
 dividends (j)(k).......           --                           2.27x                                        1.01x

       See Notes to Unaudited Pro Forma Combined Statement of Operations.

         NOTES TO UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS

(a) Reflects the elimination of the 1995 operating results for the California stores, excess real estate and distribution center which were sold, leased or closed, and the reversal of the restructuring charge recorded, in connection with the California Divestiture and the anticipated sale of the Company's remaining California real estate pursuant to the California Asset Disposition, but does not reflect the California Asset Disposition Charge of $125 million (pre-tax) which is anticipated to be recorded in connection with the adoption of a strategy to dispose of such remaining California assets following the consummation of the Transactions.
(b) Represents fees payable to Yucaipa pursuant to the Management Services Agreement ($1.0 million) and the elimination of the historical Yucaipa management fees ($0.6 million) paid by Smitty's. See "Certain Relationships and Related Transactions--Management Services Agreement."
(c) Represents a reduction in depreciation expense associated with the $14.1 million write-off of accumulated depreciation and amortization which adjusts Smitty's property and equipment to estimated fair market value.
(d) Reflects the amortization of excess costs over net assets acquired in the Merger ($2.0 million) and the elimination of Smitty's historical amortization ($1.1 million). Amortization has been allocated on the straight line basis over a period of 40 years.
(e) The following table presents a reconciliation of pro forma interest expense and amortization of debt issuance costs:

                                                          (DOLLARS IN MILLIONS)
                                                          ---------------------
      Interest expense:
        Smitty's.........................................        $ 18.4
        Pro forma Smith's................................          60.0
                                                                 ------
                                                                   78.4
                                                                 ------
       Plus: Interest on:
        New Term Loans...................................          71.5
        Bank fees........................................           0.3
        Senior Notes.....................................          15.4
        Senior Subordinated Notes........................          38.5
       Less: Interest on:
        Old bank term loans:
          Pro forma Smith's..............................         (59.5)
          Smitty's.......................................          (3.1)
        Bank fees........................................          (0.4)
        Smitty's Notes...................................          (6.5)
        Accretion of Smitty's Debentures.................          (2.3)
                                                                 ------
       Pro forma adjustment..............................          53.9
                                                                 ------
      Pro forma interest expense.........................        $132.3
                                                                 ======
      Historical amortization of debt issuance costs.....        $  1.4
       Plus:
        Financing fees--New Credit Facility..............           6.8
        Financing fees--Senior Notes and Senior
         Subordinated Notes..............................           3.0
       Less:
        Historical financing costs:......................          (1.4)
                                                                 ------
       Pro forma adjustment..............................           8.4
                                                                 ------
      Pro forma amortization of debt issuance costs......        $  9.8
                                                                 ======

(f) The pro forma adjustment to income tax benefit is based upon an assumed blended rate of 39% applied to the pro forma net loss adjusted for permanent differences between book and tax income. The deferred tax asset recognized in the Unaudited Pro Forma Combined Financial Statements is more likely than not to be realized due to the expected future reversal of taxable temporary differences and the existence of taxable income in each of the prior three carryback years available.

(g) The Unaudited Pro Forma Statement of Operations does not reflect the California Asset Disposition Charge, the California Divestiture Charge or costs related to (i) expenses to be incurred in connection with the purchase of certain management stock options as part of the Recapitalization which are estimated to be $12.5 million, (ii) the integration of the Company's operations which are estimated to be $15.0 million over a two-year period and (iii) a potential severance payment to the Chairman and Chief Executive Officer of the Company (definitive agreements with respect to which have not yet been reached). See "Business--Operating Strategy" and "Certain Relationships and Related Transactions--CEO's Severance Discussions." The unaudited pro forma results of operations also does not include an extraordinary item for the loss on extinguishment of debt of $42.5 million, net of $27.2 million income tax benefit.

(h) Reflects the accretion of dividends compounded quarterly for the New Preferred Stock.

(i) Loss per common share has been computed using the weighted average number of shares of Smith's Common Stock outstanding after giving effect to the issuance of 3,038,888 shares of Class B Common Stock of the Company to the stockholders of Smitty's as consideration in the Merger and the purchase of 50% of the outstanding Smith's Common Stock (excluding shares issuable in the Merger) in the Tender Offer. Common stock equivalents in the form of stock options are excluded from the weighted average number of common shares due to the net loss.
(j) For purposes of computing the ratio of earnings to fixed charges and the ratio of earnings to fixed charges and preferred stock dividends, "earnings" consist of income (loss) before income taxes and fixed charges. "Fixed charges" consist of interest on all indebtedness, amortization of deferred financing costs, and one-third of rental expense (the portion of annual rental expense deemed by the Company to be representative of the interest factor). "Preferred stock dividends" reflects the amount representing the pre-tax earnings that would be required to cover such dividend requirements.
(k) EBITDA (as defined) represents loss before income taxes, plus interest expense, depreciation and amortization, LIFO provision and restructuring charges. EBITDA is a widely accepted financial indicator of a company's ability to service debt and, with certain variations in definition, is an indicator of compliance with various covenants in the Company's debt agreements. However, EBITDA should not be construed as an alternative to operating income (as determined in accordance with generally accepted accounting principles) or to cash flows from operating activities (as determined in accordance with generally accepted accounting principles) and should not be construed as an indication of the Company's operating performance or as a measure of liquidity. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

  The following table presents a reconciliation of pro forma EBITDA (as defined):

                                                              52 WEEKS ENDED
                                                             DECEMBER 30, 1995
                                                           ---------------------
                                                           (DOLLARS IN MILLIONS)
      EBITDA (as defined):
        Pro forma Smith's EBITDA (as defined).............        $226.8
        Historical Smitty's EBITDA (as defined)...........          29.0
      Less: Pro forma adjustments.........................          (0.4)
                                                                  ------
      Pro forma EBITDA (as defined).......................        $255.4
                                                                  ======

                   UNAUDITED PRO FORMA COMBINED BALANCE SHEET
                             (DOLLARS IN MILLIONS)

                                               52 WEEKS ENDED
                         -----------------------------------------------------------
                                                                        JANUARY 14,  ADJUSTMENTS
                                       DECEMBER 30, 1995                    1996         FOR              PRO FORMA
                         ---------------------------------------------- ------------  CALIFORNIA         COMBINED FOR
                           SMITH'S    ADJUSTMENTS FOR PRO FORMA SMITH'S   SMITTY'S   DISPOSITION          CALIFORNIA
                         (HISTORICAL)   CALIFORNIA     FOR CALIFORNIA   (HISTORICAL)     AND             DISPOSITION
                          (AUDITED)   DIVESTITURE(A)     DIVESTITURE    (UNAUDITED)  TRANSACTIONS      AND TRANSACTIONS
                         -----------  --------------- ----------------- ----------- -------------      ----------------
                                                               ASSETS
Current Assets:
 Cash and cash
  equivalents...........   $   16.1       $               $   16.1         $ 11.5      $  82.7 (b)(c)      $  110.3
 Rebates and accounts
  receivable............       23.8          (5.0)            18.8            9.3                              28.1
 Inventories............      395.0         (76.0)           319.0           56.7          1.0 (d)            376.7
 Prepaid expenses and
  deposits..............       21.3          (2.0)            19.3            3.3                              22.6
 Refundable income
  taxes.................                                                      1.9                               1.9
 Deferred tax assets....       23.9          13.1             37.0                        18.0 (e)             55.0
 Assets held for sale...      125.0        (125.0)
                           --------       -------         --------         ------      -------             --------
   Total current assets.      605.1        (194.9)           410.2           82.7        101.7                594.6
Property and equipment:
 Land...................      276.6                          276.6           18.6       (128.3)(c)            166.9
 Building...............      610.0                          610.0           50.6       (107.2)(c)(f)         553.4
 Leasehold
  improvements..........       55.8                           55.8            9.8        (20.2)(c)(f)          45.4
 Furniture and
  equipment.............      509.5                          509.5           69.9        (27.9)(c)(f)         551.5
                           --------       -------         --------         ------      -------             --------
  Less allowances for
   depreciation and
   amortization.........     (390.9)                        (390.9)         (14.1)        23.3 (c)(f)        (381.7)
                           --------       -------         --------         ------      -------             --------
   Net property and
    equipment...........    1,061.0                        1,061.0          134.8       (260.3)               935.5
Goodwill, net...........                                                     31.5         46.6 (g)             78.1
Other assets............       20.1          (4.6)            15.5           11.0         74.9 (h)(i)         101.4
                           --------       -------         --------         ------      -------             --------
                           $1,686.2       $(199.5)        $1,486.7         $260.0      $ (37.1)            $1,709.6
                           ========       =======         ========         ======      =======             ========

                                              LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
 Trade accounts
  payable...............   $  214.2       $ (42.0)        $  172.2         $ 39.6      $   0.0             $  211.8
 Accrued sales and
  other taxes and other
  liabilities...........       50.7         (12.0)            38.7           12.0        (12.6)(j)
                                                                                          10.0 (k)             48.1
 Accrued payroll and
  related benefits......       97.5         (32.0)            65.5           19.2                              84.7
 Current maturities of
  long-term debt........       20.9                           20.9            6.2        (13.4)(l)             13.7
 Current maturities of
  Redeemable Preferred
  Stock.................        1.0                            1.0                        (1.0)(m)
 Accrued restructuring
  costs.................       58.0         (58.0)
                           --------       -------         --------         ------      -------             --------
   Total current
    liabilities.........      442.3        (144.0)           298.3           77.0        (17.0)               358.3
Long-term debt, less
 current maturities.....      725.3         (28.6)           696.7          139.8        536.4 (n)
                                                                                         (39.4)(c)
                                                                                          (0.9)(n)
                                                                                           4.6 (i)
                                                                                          13.4 (l)
                                                                                          (7.5)(o)          1,343.1
Accrued restructuring
 costs, less current
 portion................       40.0         (40.0)
Deferred income taxes...       58.6          13.1             71.7           13.8        (27.2)(p)
                                                                                         (30.7)(e)             27.6
Other liabilities.......                                                     20.2          7.5 (o)             27.7
Redeemable Preferred
 Stock, less current
 maturities.............        3.3                            3.3                                              3.3
Cumulative Redeemable
 Exchangeable Preferred
 Stock..................                                                                  71.2 (m)             71.2
Common Stockholders'
 Equity:
Convertible Class A
 Common Stock...........        0.1                            0.1                                              0.1
Class B Common Stock....        0.2                            0.2                        (0.1)(q)              0.1
Additional paid-in
 capital................      285.2                          285.2           11.0        (11.0)(r)
                                                                                        (165.8)(q)
                                                                                          45.5 (s)            164.9
Retained earnings(t)....      238.0                          238.0           (1.8)       (35.2)(u)
                                                                                        (405.9)(q)
                                                                                         (76.3)(e)
                                                                                          (7.3)(v)
                                                                                           1.8 (r)           (286.7)
                           --------       -------         --------         ------      -------             --------
                              523.5                          523.5            9.2       (654.3)              (121.6)
Less cost of common
 stock in the treasury..     (106.8)                        (106.8)                     (464.9)(q)
                                                                                         571.7 (q)
                           --------       -------         --------         ------      -------             --------
                              416.7                          416.7            9.2       (547.5)              (121.6)
                           --------       -------         --------         ------      -------             --------
                           $1,686.2       $(199.5)        $1,486.7         $260.0      $ (37.1)            $1,709.6
                           ========       =======         ========         ======      =======             ========

            See Notes to Unaudited Pro Forma Combined Balance Sheet.

              NOTES TO UNAUDITED PRO FORMA COMBINED BALANCE SHEET

(a) Reflects the sale of the California stores and other related assets, excess real estate and distribution center in connection with the California Divestiture. The Company has received $67.2 million subsequent to December 30, 1995 and expects to receive an additional $10.6 million shortly after the consummation of the Transactions. The net proceeds of such sale is reflected as a reduction of the historical revolving credit balance ($28.6 million) and payment of certain liabilities in the Company's Unaudited Pro Forma Combined Balance Sheet at December 30, 1995.

(b) Reflects gross proceeds received from (i) New Term Loans, (ii) the New Revolving Facility, and (iii) the Offerings used to finance the Transactions and pay related costs and fees as set forth in the following table:

                                                            (DOLLARS IN MILLIONS)
                                                            ---------------------
      New Term Loans......................................         $ 805.0
      Senior Notes........................................           150.0
      Senior Subordinated Notes...........................           350.0
      New Preferred Stock.................................            75.0
      Repay Smitty's Notes................................           (50.0)
      Discount on Smitty's Notes..........................             0.4
      Repay Smitty's Debentures...........................           (18.4)
      Discount on Smitty's Debentures.....................             0.5
      Repay Smitty's Bank Credit Facility.................           (34.9)
      Repay Smith's Mortgage Notes and Other Indebtedness.          (667.1)
      Purchase existing Smith's Series I Preferred Stock..            (1.0)
      Purchase 50% of Smith's Common Stock................          (451.3)
      Purchase Management Options.........................           (13.7)
      Accrued Interest....................................           (12.6)
      Fees and Expenses...................................          (145.1)
                                                                   -------
       Use of California Proceeds (See Note (c))..........         $  13.2
                                                                   =======

(c) Assumes the anticipated sale of the Company's remaining California real estate pursuant to the California Asset Disposition. Also reflects the California Asset Disposition Charge of $125 million (pre-tax) in connection with the adoption of a strategy to dispose of such remaining California assets following the consummation of the Transactions.

                                                           (DOLLARS IN MILLIONS)
                                                           ---------------------
      Disposal of Property and Equipment
       Land..............................................         $ 128.3
       Buildings.........................................           104.0
       Leasehold improvements............................            19.6
       Furniture and equipment...........................            17.6
                                                                  -------
                                                                    269.5
       Depreciation and amortization.....................            (9.2)
                                                                  -------
       Net book value of property and equipment..........           260.3
       Write-down of California assets to net realizable
        value............................................          (125.0)
                                                                  -------
       Proceeds from California Asset Disposition........           135.3
       Reduction in historical revolving credit
        balance..........................................           (39.4)
       Reduction of anticipated indebtedness under the
        New Revolving Facility (See Note (b))............           (13.2)
                                                                  -------
         Cash provided by the California Asset Disposi-
          tion...........................................         $  82.7
                                                                  =======

(d) Reflects the elimination of Smitty's historical LIFO reserve which adjusts Smitty's inventory to reflect current estimated selling prices less costs of disposal and a reasonable profit allowance for the acquiring company.

(e) Represents the $125 million California Asset Disposition Charge, tax effected at 39% tax rate and the recognition of the related deferred tax asset. The California Asset Disposition Charge reflects the write-down of California assets, other than assets held for sale at December 30, 1995, under the Company's strategy to accelerate the disposition of its 18 non-operating stores and excess land in California following the consummation of the Transactions.

(f) Reflects the write-off of accumulated depreciation and amortization which adjusts Smitty's property and equipment to estimated fair market value.

(g) Reflects the excess of costs over the fair value of net assets of Smitty's acquired in connection with the Merger ($78.1 million) and the elimination of Smitty's historical goodwill ($31.5 million). The purchase price for Smitty's will be determined by reference to the trading price of the Company's Class B Common Stock following the consummation of the Merger. The purchase price and preliminary calculation of the excess of costs over the fair value of net assets acquired is as follows:

      Purchase Price:
                                                          (DOLLARS IN MILLIONS)
                                                          ---------------------
      Smith's equity received in exchange for Smitty's
       equity
       with an assumed market value of $15.00/share......        $  45.5
      Fees and expenses..................................            1.3
                                                                 -------
      Total purchase price...............................           46.8
      Fair value of assets acquired......................          229.5
      Fair value of liabilities assumed..................          260.8
                                                                 -------
                                                                  (31.3)
                                                                 -------
      Goodwill...........................................        $  78.1
                                                                 =======

(h) Reflects the debt issuance costs associated with the New Credit Facility ($50.0 million), the Senior Notes ($11.3 million), and the Senior Subordinated Notes ($21.0 million). These amounts have been capitalized as deferred financing costs.

(i) Reflects the elimination of deferred financing costs associated with the Smitty's Bank Credit Facility ($1.8 million), the Smitty's Notes ($3.1 million), the Smitty's Debentures ($0.6 million), the Smith's Mortgage Notes and Other Indebtedness ($1.9 million) and the write-off of an interest rate swap agreement ($4.6 million), included in historical long-term debt, to be refinanced in connection with the Merger.

(j) Reflects the payment of accrued interest on Smitty's Bank Credit Facility ($0.1 million), Smitty's Notes ($0.6 million) and Smith's Mortgage Notes and Other Indebtedness ($11.9 million) to be repaid in connection with the Merger.

(k) Represents severance payments and other costs associated with the integration of Smith's and Smitty's.

(l) Reflects the repayment and cancellation of the current maturities of the Smitty's Bank Credit Facility ($4.9 million) and Smith's Mortgage Notes and Other Indebtedness ($20.8 million) and the recording of the current maturities of the New Term Loans ($12.3 million).

(m) Reflects the issuance of $75 million of New Preferred Stock, net of related issuance costs ($3.8 million), and the retirement of 3,000,000 shares of Series I Preferred Stock.

(n) Reflects the repayment and cancellation of the Smitty's Bank Credit Facility, the Smitty's Notes, the Smitty's Debentures, the Smith's Revolving Credit Facility, the Smith's Mortgage Notes and Other Indebtedness and records borrowings under the New Term Loans and New Revolving Facility and the issuance of the Notes.

                                                          (DOLLARS IN MILLIONS)
                                                          ---------------------
      New Term Loans.....................................        $ 805.0
      Senior Notes.......................................          150.0
      Senior Subordinated Notes..........................          350.0
      Repay Smitty's Notes...............................          (50.0)
      Discount on Smitty's Notes ........................            0.4
      Repay Smitty's Debentures..........................          (18.4)
      Discount on Smitty's Debentures ...................            0.5
      Repay Smitty's Bank Credit Facility................          (34.9)
      Repay Smith's Mortgage Notes and Other
       Indebtedness......................................         (667.1)
                                                                 -------
                                                                 $ 535.5
                                                                 =======

(o) Represents a reclassification of $7.5 million of Smith's deferred compensation and other long-term liabilities to conform to the pro forma combined classification.

(p) Represents the deferred tax asset associated with the write-off of the deferred debt issuance costs and the premium over book value on Smith's and Smitty's debt to be refinanced. The deferred tax asset recognized in the Unaudited Pro Forma Combined Financial Statements is more likely than not to be realized due to the expected future reversal of taxable temporary differences and the existence of taxable income in each of the prior three carryback years available.

(q) Reflects redemption of 50% of Smith's outstanding Common Stock prior to the Merger at $36.00 per share, the retirement of all treasury shares and the purchase of certain outstanding management stock options.

(r) Reflects the elimination of Smitty's historical equity.

(s) Represents the issuance of 3,038,888 shares of Smith's Common Stock at an assumed market value of $15.00 per share as consideration in the Merger.

(t) The Unaudited Pro Forma Combined Balance Sheet does not include (i) certain costs related to the purchase of certain management stock options as part of the Recapitalization which are estimated to be $12.5 million,
    (ii) the integration of the Company's operations which are estimated to be $15.0 million over a two-year period and (iii) a potential severance payment to the Chairman and Chief Executive Officer of the Company (definitive agreements with respect to which have not yet been reached). See "Certain Relationships and Related Transactions--CEO's Severance Discussions."


(u) Represents the premium over book value attributable to "make whole" payments and other premiums payable in connection with the retirement of Smith's Mortgage Notes and Other Indebtedness and the Smitty's Notes and Debentures, net of 39% tax rate. The actual amount of such payments may vary substantially based on the yields of certain U.S. Treasury debt securities at the time such indebtedness is actually repaid.

(v) Represents the write-off of the historical deferred debt issuance costs of Smith's and Smitty's related to its refinanced debt, net of 39% tax rate.

                 SELECTED HISTORICAL FINANCIAL DATA OF SMITH'S

  The following table sets forth selected historical financial data of Smith's for the five fiscal years ended December 30, 1995 which have been derived from the financial statements of Smith's audited by Ernst & Young LLP, independent auditors. The following information should be read in conjunction with the Unaudited Pro Forma Combined Financial Statements, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the historical consolidated financial statements of Smith's and related notes thereto included elsewhere in this Prospectus.

                           52 WEEKS    53 WEEKS   52 WEEKS    52 WEEKS     52 WEEKS
                            ENDED       ENDED      ENDED       ENDED        ENDED
                         DECEMBER 28, JANUARY 2, JANUARY 1, DECEMBER 31, DECEMBER 30,
                             1991        1993       1994        1994         1995
                         ------------ ---------- ---------- ------------ ------------
                                              (DOLLARS IN MILLIONS)
OPERATING DATA:
 Net sales..............   $2,217.4    $2,649.9   $2,807.2    $2,981.4     $3,083.7
 Gross profit...........      498.6       611.6      637.2       669.1        697.0
 Operating, selling and
  administrative ex-
  penses................      344.4       419.7      430.3       440.8        461.4
 Depreciation and amor-
  tization..............       50.5        67.8       82.2        94.5        105.0
 Interest expense.......       30.3        36.1       44.6        53.7         60.5
 Restructuring
  charges(a)............        --          --         --          --         140.0
 Net income (loss)......   $   45.1    $   53.7   $   45.8    $   48.8     $  (40.5)
 Ratio of earnings to
  fixed charges(b)......       3.02x       3.06x      2.55x       2.18x         --
BALANCE SHEET DATA (END
 OF PERIOD):
 Working capital........   $   30.7    $   91.2   $  160.4    $   62.3     $  162.7
 Total assets...........    1,196.7     1,486.1    1,654.3     1,653.5      1,686.2
 Total debt(c)..........      395.4       612.7      725.5       718.9        746.2
 Redeemable preferred
  stock.................        8.5         7.5        6.5         5.4          4.3
 Common stockholders'
  equity................   $  474.4    $  515.4   $  542.2    $  475.3     $  416.7
OTHER DATA:
 Stores open at end of
  period(d).............        109         119        129         137          154
 Capital expenditures...   $  281.6    $  288.0   $  322.3    $  146.7     $  149.0
 Cash provided by oper-
  ating activities......       61.9        84.6      118.6       203.6        140.6
 Cash used in investing
  activities............     (277.4)     (286.6)    (164.4)     (127.4)      (146.3)
 Cash provided by (used
  in) financing
  activities............      212.8       203.1       92.3      (123.9)         7.5
 EBITDA (as defined)(e).   $  154.2    $  192.0   $  208.5    $  230.8     $  239.6
 EBITDA margin(f).......        7.0%        7.2%       7.4%        7.7%         7.8%

- --------
(a) Reflects charges in connection with the California Divestiture. See Note K to Notes to Consolidated Financial Statements of Smith's included elsewhere herein.
(b) For purposes of computing the ratio of earnings to fixed charges, "earnings" consist of income (loss) before income taxes and fixed charges. "Fixed charges" consist of interest on all indebtedness, amortization of deferred financing costs, and one-third of rental expense (the portion of annual rental expense deemed by the Company to be representative of the interest factor). For the 52 weeks ended December 30, 1995, the Company's earnings were inadequate to cover fixed charges by $69.8 million. However, such earnings include non-cash charges of $105.4 million, primarily consisting of depreciation and amortization, and restructuring charges of $140.0 million.
(c) Total debt includes long-term debt and current maturities of long-term debt.
(d) See "Business--Store Development and Expansion."
(e) EBITDA (as defined) represents income (loss) before interest expense, income taxes, depreciation and amortization expense, LIFO provision and restructuring charges. EBITDA is a widely accepted financial indicator of a company's ability to service debt. However, EBITDA should not be construed as an alternative to operating income or to cash flows from operating activities (as determined in accordance with generally accepted accounting principles) and should not be construed as an indication of Smith's operating performance or as a measure of liquidity. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."
(f) EBITDA margin represents EBITDA (as defined) as a percentage of net sales.

                SELECTED HISTORICAL FINANCIAL DATA OF SMITTY'S

  The following table sets forth certain selected consolidated historical financial and operating data of Smitty's and its Predecessor. The operating and balance sheet data of Smitty's as of and for the year ended July 30, 1995 and the period from June 29, 1994 to July 31, 1994, and of the Predecessor as of for the period from August 2, 1993 to June 28, 1994, the 52 weeks ended August 1, 1993, the 53 weeks ended August 2, 1992 and the 52 weeks ended July 28, 1991 set forth in the table below have been derived from the financial statements of Smitty's and its Predecessor audited by Coopers & Lybrand, L.L.P., independent accountants. The operating and balance sheet data of Smitty's as of and for the 24 weeks ended January 14, 1996 and the 24 weeks ended January 15, 1995 have been derived from unaudited financial statements of Smitty's which, in the opinion of management, reflect all material adjustments, consisting of only normal recurring adjustments, necessary for a fair presentation of such data. The following information should be read in conjunction with the Unaudited Pro Forma Combined Financial Statements, "Management's Discussion and Analysis of Results of Operations and Financial Condition" and the historical consolidated financial statements of Smitty's and its predecessor, and related notes thereto, included elsewhere in this Prospectus.

                                        PREDECESSOR                                  SMITTY'S
                          ---------------------------------------- --------------------------------------------
                                                       PERIOD FROM PERIOD FROM
                          52 WEEKS 53 WEEKS  52 WEEKS   AUGUST 2,   JUNE 29,   52 WEEKS  24 WEEKS    24 WEEKS
                           ENDED     ENDED     ENDED     1993 TO     1994 TO    ENDED      ENDED       ENDED
                          JULY 28, AUGUST 2, AUGUST 1,  JUNE 28,    JULY 31,   JULY 30, JANUARY 15, JANUARY 14,
                            1991     1992      1993       1994        1994       1995      1995        1996
                          -------- --------- --------- ----------- ----------- -------- ----------- -----------
                                   (DOLLARS IN MILLIONS)                      (DOLLARS IN MILLIONS)
OPERATING DATA:
 Sales(a)...............   $625.3   $599.1    $605.1     $551.7      $ 48.4     $594.0    $286.2      $276.5
 Gross profit...........    158.9    160.9     150.5      138.0        12.9      162.0      73.7        76.4
 Operating, selling,
  general
  and administrative
  expenses(b)(c)(d).....    143.9    138.8     147.5      117.4        10.8      131.4      59.0        63.6
 Depreciation and
  amortization..........     10.2     10.2       9.5        8.0         1.0       10.9       4.6         6.0
 Interest expense(e)....     10.1      7.3       6.5        6.4         1.5       18.7       7.9         8.6
 Net income (loss)......   $ (3.0)  $  2.3    $ (8.2)    $  3.1      $ (0.4)    $  0.3    $  0.9      $ (1.8)
BALANCE SHEET DATA (END
 OF PERIOD):
 Working capital........   $  0.8   $  5.0    $  5.3     $ 31.5      $ 27.9     $ 17.3    $ 23.6      $  5.7
 Total assets(f)........    245.1    242.8     242.8      204.8       235.3      265.7     258.2       260.0
 Total debt(g)(h).......     72.5     59.9      66.6      140.3       143.9      147.9     154.0       146.0
 Total stockholders'
  equity(h).............   $126.4   $128.7    $120.5     $ 11.2      $ 10.6     $ 10.9    $ 11.4      $  9.3
OTHER DATA:
 Stores open at end of
  period................       24       24        28         27          27         28        29          28
 Capital expenditures...   $  3.1   $  7.2    $ 16.2     $  3.7      $  0.3     $ 22.9    $  6.2      $ 18.7
 Cash provided by
  operating activities..     10.7     18.9      16.6        9.0         1.1       18.2       7.1         1.1
 Cash provided by (used
  in) investing
  activities............     (2.0)    (7.2)     (4.2)       7.9        (0.3)      (9.0)     (5.1)      (12.4)
 Cash provided by (used
  in) financing
  activities............     (7.3)   (13.2)    (10.3)     (13.4)        4.4       (3.5)     (2.0)       (2.9)
 EBITDA (as defined)
  (i)...................   $ 13.6   $ 22.9    $ 26.9     $ 26.1      $  2.4     $ 29.0    $ 13.2      $ 13.2
 EBITDA margin (j)......      2.2%     3.8%      4.5%       4.7%        5.0%       4.9%      4.6%        4.8%

- -------
(a) In fiscal 1993, Smitty's leased its food service operations to Morrison, Incorporated, thereby increasing operating income but decreasing sales and gross profit. In September 1994, Smitty's resumed its food service operations. As a result, food service sales and attributable costs are included in the consolidated results of operation subsequent to such date. Food service sales were $9.6 million, $6.6 million, $17.8 million, $0, $2.5 million and $24.9 million for the 24 weeks ended January 14, 1996, the 24 weeks ended January 15, 1995, fiscal 1995, fiscal 1994, fiscal 1993 and fiscal 1992, respectively. Food service gross profit was $6.0 million, $4.3 million, $11.4 million, $0, $1.5 million and $16.5 million for the 24 weeks ended January 14, 1996, the 24 weeks ended January 15, 1995, fiscal 1995, fiscal 1994, fiscal 1993 and fiscal 1992, respectively.
(b) In November 1993, Smitty's agreed to a settlement of a litigation which required Smitty's to pay $4.75 million in cash and issue a $6.25 million two-year mortgage note. Fiscal 1993 results of operations include an $11.0 million charge for the settlement, plus a $1.8 million charge for Smitty's litigation costs. Smitty's used the proceeds from a four-year term loan to finance the cash payment. Also in November 1993, Smitty's reached a settlement of a litigation filed by a former supplier providing for a $0.5 million cash payment and a $0.5 million one-year mortgage note. Fiscal 1993 results of operations include a $1.0 million charge for this settlement. Both mortgage notes were repaid on June 29, 1994.

(c) Included in operating, selling, general and administrative expenses are parent reorganization costs incurred by Smitty's in connection with efforts initiated by its former stockholder, Steinberg International, Inc., to sell its interest in Smitty's. Reorganization costs were $0.7 million and $0.6 million for fiscal 1994 and 1993, respectively. There were no reorganization costs for the 24 weeks ended January 14, 1996, the 24 weeks ended January 15, 1995, fiscal 1995, fiscal 1992 and fiscal 1991. In fiscal 1995, Smitty's had a $1.9 million benefit resulting from the Morrison litigation settlement.
(d) A real estate development partnership in which Smitty's was a partner was liquidated in July 1993. In connection with this liquidation, Smitty's obtained ownership of an operating shopping center property and an undeveloped shopping center property in exchange for the forgiveness of notes and accrued interest receivable from the partnership and its managing partner. Fiscal 1993 results of operations include an $8.9 million charge representing the difference between the current value of these two properties and the carrying value of the notes and accrued interest receivable. Such properties were transferred to Steinberg International, Inc. prior to the acquisition of SSV by Smitty's.
(e) Includes amortization of deferred financing costs of $0.4 million, $0.4 million, $0.9 million, $0.2 million, $0.2 million, $0.2 million, and $0.2 million for the 24 weeks ended January 14, 1996, the 24 weeks ended January 15, 1995, fiscal 1995, fiscal 1994, fiscal 1993, fiscal 1992, and fiscal 1991, respectively. Interest expense for the 24 weeks ended January 14, 1996, the 24 weeks ended January 15, 1995, fiscal 1995 and fiscal 1994 includes $1.1 million, $1.0 million, $2.1 million and $0.2 million, respectively, of non-cash interest expense attributable to the Smitty's Debentures.
(f) Except at January 14, 1996, January 15, 1995, July 30, 1995 and July 31, 1994, total assets includes certain properties which were not purchased by Smitty's in the acquisition from Steinberg International, Inc. that had a net book value of $27.5 million at August 1, 1993.
(g) Total debt includes total long-term debt and current maturities of long-term debt.
(h) During fiscal 1991, Smitty's issued 688 shares of common stock to Steinberg International, Inc. in exchange for $1.2 million cash and the cancellation of $65.6 million of indebtedness.
(i) EBITDA (as defined) represents income (loss) before income taxes, plus interest expense, depreciation and amortization, severance and employment contract termination costs, loss on store closing, LIFO provision and Non-Operating Expenses. Non-Operating Expenses are defined as parent reorganization costs, gain (loss) on real estate disposals, loss on partnership liquidation, and litigation settlements, all of which are included in operating, selling, general and administrative expenses. EBITDA is a widely accepted financial indicator of a company's ability to service debt and, with certain variations in definition, is an indicator of compliance with various covenants in Smitty's debt agreements. However, EBITDA should not be construed as an alternative to operating income (as determined in accordance with generally accepted accounting principles) or to cash flows from operating activities (as determined in accordance with generally accepted accounting principles) and should not be construed as an indication of Smitty's operating performance or as a measure of liquidity.
(j) EBITDA margin represents EBITDA (as defined) as a percentage of sales.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

  Due to the Transactions and the California Divestiture, the Company believes that its future operating results may not be directly comparable to its historical operating results. Certain factors which are expected to affect the future operating results of the Company (or their comparability to prior periods) are discussed below.

  California Divestiture. Smith's has historically focused on expansion into high growth markets, which led to its entrance into Southern California in 1991. During the period from 1991 through 1995, Smith's opened 34 stores in Southern California and a 1,100,000 square foot distribution center and dairy plant in Riverside, California. Management determined that because of the attractive growth prospects in the Company's principal markets and the competitive environment in Southern California, it would redeploy Company resources from California into such other markets. In December 1995, the Company executed a sublease with Ralphs pursuant to which Ralphs agreed to sublease the Riverside distribution center and dairy plant for the remaining 23-year term of Smith's lease. Ralphs also agreed to purchase certain related equipment and inventory. The sublease term commenced and the related purchases were consummated on January 29, 1996. In January 1996, the Company entered into agreements to sell or lease 16 of its California stores and related equipment and three non-operating properties to various supermarket companies (including Ralphs) and others. Smith's has closed the remaining 18 stores and it is anticipated that these stores will be sold or leased to other retail companies. Of the stores being sold or leased, four stores owned by Smith's are being sold outright, two store leases are being assigned, three stores owned by Smith's are being leased and seven leased stores are being subleased. Since December 30, 1995, the Company has received net cash proceeds of approximately $67.2 million from the California Divestiture and expects to receive an additional approximately $10.6 million shortly after the consummation of the Transactions. All of the remaining California stores were closed by March 16, 1996. In connection with its decision to cease operations in California, Smith's recorded the California Divestiture Charge of $140 million (pre-tax) for the year ended December 30, 1995 and classified the assets to be leased or sold pursuant to the California Divestiture as "assets held for sale" on its balance sheet at such date. The California Divestiture Charge reflected (i) a provision for anticipated future lease obligations,
(ii) the anticipated cost to the Company of closing its California stores and distribution center (primarily termination payments and inventory), and (iii) certain asset valuation adjustments. The asset valuation adjustments included in the California Divestiture Charge reflected the reduction in net realizable values for the equipment in all of the Company's California stores and distribution center and for the land and buildings associated with those properties being sold or leased. See Note K of the Notes to Consolidated Financial Statements of Smith's.

  Certain information pertaining to the Company's California operations is summarized below:

                            52 WEEKS    53 WEEKS   52 WEEKS    52 WEEKS     52 WEEKS
                             ENDED       ENDED      ENDED       ENDED        ENDED
                          DECEMBER 28, JANUARY 2, JANUARY 1, DECEMBER 31, DECEMBER 30,
                              1991        1993       1994        1994         1995
                          ------------ ---------- ---------- ------------ ------------
                                             (DOLLARS IN MILLIONS)
California stores at end
 of period..............          9          18         26          32           34
Net sales...............     $ 35.9      $320.4     $472.8      $652.9       $674.6
Capital expenditures:
  Stores................      118.4       160.0      136.1        53.0         23.4
  Backstage facilities..        1.1        33.8       80.6         2.7          1.3
                             ------      ------     ------      ------       ------
    Total capital
     expenditures.......     $119.5      $193.8     $216.7      $ 55.7       $ 24.7
                             ======      ======     ======      ======       ======

  Remaining California Real Estate. After completion of the California Divestiture, Smith's continues to own real estate assets in California having an aggregate book value at December 30, 1995 of approximately $260 million. These assets include the stores leased or subleased as part of the California Divestiture (having an aggregate book value at December 30, 1995 of $42.5 million), the closed stores (aggregate book value--$115.3 million) and certain non-operating stores and other excess real estate (aggregate book value--$102.2 million). These properties have annual carrying costs of approximately $7 million (excluding depreciation and amortization). Management's present policy is to own and manage its real estate assets, including those in California, in order to maximize their long-term values, and, as a result, the Company maintains a fully staffed real estate, construction and property management capability. The Company believes that there are several viable strategies for maximizing the value of its remaining California real estate assets over the next five years and that the implementation of these policies would not have any material negative impact on future earnings. Following the consummation of the Transactions, however, management, in conjunction with Yucaipa, anticipates that it will pursue a strategy to accelerate the disposition of its remaining real estate assets in California including its non-operating stores and excess land. The Company would use the net cash proceeds from the sales of these assets to either reinvest in the Company's business or reduce indebtedness incurred in connection with the Transactions. If this strategy is adopted, as anticipated, the Company would record a charge to earnings, presently estimated to be approximately $125 million (pre-tax), to reflect the difference between the anticipated cash proceeds from the accelerated dispositions and the Company's existing book values for such assets. This charge will cause a substantial decrease in the Company's earnings for such period and net worth, but is not otherwise anticipated to adversely affect the Company's liquidity or ongoing results of operations. See the "Unaudited Pro Forma Combined Financial Statements" included elsewhere herein.

  Debt Refinancing and Recapitalization Charges. In connection with the anticipated consummation of the Transactions, the Company will refinance substantially all of its existing mortgage notes and unsecured indebtedness (approximately $667.1 million at December 30, 1995), including all outstanding borrowings under its existing revolving credit facilities. The Company will also refinance approximately $103.3 million of existing indebtedness of Smitty's (pro forma at December 30, 1995 and assuming a 100% tender of the existing Smitty's Notes and Smitty's Debentures). In connection with such debt refinancings, the Company will pay make-whole and other premiums estimated at approximately $56.8 million. These refinancing premiums, together with approximately $12.0 million of debt issuance costs, will be written off upon the consummation of the Transactions and reflected as an extraordinary charge for the quarter in which the Transactions are consummated. It is estimated that this charge, net of taxes, will be approximately $42.5 million. The Company will also record approximately $12.5 million of pre-tax compensation expense in connection with the purchase of certain management stock options as part of the Recapitalization.

  Integration of Arizona Operations. Following the Merger, management of the Company has estimated that approximately $25 million of net annual cost savings (as compared to costs for the pro forma combined fiscal year ended December 30, 1995) are achievable by the end of the third year of combined operations. Management believes that approximately $17 million in Merger-related capital expenditures and approximately $15 million of other expenses will be required to integrate Arizona operations over the next two years and realize such cost savings. Management anticipates that a charge related to such costs will be recorded in the quarter in which the Transactions are consummated.

  Purchase Accounting. The Merger will be accounted for as a purchase of Smitty's by Smith's. As a result, the assets and liabilities of Smitty's will be recorded at their estimated fair value as of the date the Merger is consummated. The purchase price for Smitty's will be determined by reference to the trading price of the Company's Class B Common Stock following the consummation of the Merger. The purchase price in excess of the fair value of Smitty's assets will be recorded as goodwill and amortized over a 40-year period. The purchase price allocation reflected in the pro forma statements is based on management's preliminary estimates. The actual purchase accounting adjustments will be determined following the Merger and may vary from the amounts reflected in the Unaudited Pro Forma Combined Financial Statements included elsewhere herein.

RECENT OPERATING RESULTS OF SMITH'S

  Net sales decreased $53.5 million, or 7.2%, from $746.7 million for the thirteen weeks ended April 1, 1995 to $693.2 million for the thirteen weeks ended March 30, 1996. The sales decrease in 1996 was attributable to the closure of 34 stores in California, offset in part by the addition of 14 new stores outside of California from the same period a year ago. Same store sales for the thirteen week period decreased 5.6% in 1996. As adjusted to exclude the Company's California stores, net sales increased $35.7 million, or 6.1%, from $584.4 million in 1995 to $620.1 million in 1996. As adjusted to exclude the Company's California stores, same store sales for the thirteen week period decreased 2.7% in 1996, caused primarily by the Company's discontinuance of its "ad match" program in the Phoenix and Tucson markets.

  Earnings from operations decreased on a comparative basis from the first quarter of 1995 to the first quarter of 1996, primarily as a result of the winding down of the California retail operations. The California stores, which were operated during the first quarter and all closed by the end of the quarter, incurred losses connected with additional inventory clearance sales and other expenses affected by the disposal process. A California regional pre-tax loss of approximately $25 million significantly impacted first quarter earnings. Earnings from continuing operations in the Company's Intermountain and Southwest regions for the first quarter of 1996 were comparable to those in the first quarter of 1995.

RESULTS OF OPERATIONS OF SMITH'S

  The Company's fiscal year ends on the Saturday closest to December 31. The following table sets forth the selected historical operating results of Smith's for the three fiscal years ended December 30, 1995:

                                                                    AS A PERCENTAGE OF SALES
                                                              ------------------------------------
                          52 WEEKS    52 WEEKS     52 WEEKS    52 WEEKS    52 WEEKS     52 WEEKS
                           ENDED       ENDED        ENDED       ENDED       ENDED        ENDED
                         JANUARY 1, DECEMBER 31, DECEMBER 30, JANUARY 1, DECEMBER 31, DECEMBER 30,
                            1994        1994         1995        1994        1994         1995
                         ---------- ------------ ------------ ---------- ------------ ------------
                                (DOLLARS IN MILLIONS)
Net sales...............  $2,807.2    $2,981.4     $3,083.7     100.0%      100.0%       100.0%
Gross profit............     637.2       669.1        697.0      22.7        22.4         22.6
Operating, selling and
 administrative
 expenses...............     430.3       440.8        461.4      15.3        14.8         15.0
Depreciation and
 amortization...........      82.2        94.5        105.0       2.9         3.2          3.4
Operating income........     124.7       133.8        130.7       4.4         4.5          4.2
Interest expense........      44.6        53.7         60.5       1.6         1.8          2.0
Restructuring charges...       --          --         140.0       --          --           4.5
Income taxes (benefit)..      34.3        31.3        (29.3)      1.2         1.1         (1.0)
Net income (loss).......      45.8        48.8        (40.5)      1.6         1.6         (1.3)

COMPARISON OF SMITH'S RESULTS OF OPERATIONS FOR THE 52 WEEKS ENDED DECEMBER 30, 1995 WITH SMITH'S RESULTS OF OPERATIONS FOR THE 52 WEEKS ENDED DECEMBER 31, 1994

  Net Sales. Net sales increased $102.3 million, or 3.4%, from $2,981.4 million in 1994 to $3,083.7 million in 1995. The sales increase in 1995 was attributable to a net increase of 17 stores as of the end of 1995, offset in part by a 3.4% decrease in same store sales. As adjusted to exclude the Company's California stores, net sales increased $80.7 million, or 3.5%, from $2,328.5 million in 1994 to $2,409.2 million in 1995. As adjusted to exclude the Company's California stores, same store sales decreased 3.2% in 1995, caused primarily by the Company's discontinuance of its "ad match" program in the Phoenix and Tucson markets and new stores opened by competitors in the Company's markets.

  Gross Profit. Gross profit increased $27.9 million, or 4.2%, from $669.1 million in 1994 to $697.0 million in 1995. Gross margins during 1995 and 1994 were 22.6% and 22.4%, respectively. The increase in 1995 is due primarily to less aggressive promotional activity in the Phoenix and Tucson markets following the discontinuance of the Company's "ad match" program, reduced charges for inventory shrinkage and improved competitive conditions in Utah, which were partially offset by the increase in the LIFO charge and increased new store openings. The pre-tax LIFO charge was $4.0 million in 1995 compared to $2.5 million in 1994. Newly opened stores apply pressure on gross margins until the stores become established in their respective markets. Smith's opened 19 new stores during 1995 (including two in California) compared to eight stores in 1994 (including six in California).

  Operating, Selling and Administrative Expenses. Operating, selling and administrative expenses ("OS&A") increased $20.6 million, or 4.7%, from $440.8 million in 1994 to $461.4 million in 1995. As a percent of net sales, OS&A increased from 14.8% in 1994 to 15.0% in 1995. The increase was caused principally by the increase in new store opening costs compared to the prior year. The decrease in same store sales also contributed to the increase of OS&A as a percentage of net sales.

  Depreciation and Amortization Expenses. Depreciation and amortization expenses increased by $10.5 million, or 11.1%, from $94.5 million in 1994 to $105.0 million in 1995, primarily due to the addition of new combination stores and equipment replacements in remodeled stores.

  Interest Expense. Interest expense increased $6.8 million from $53.7 million in 1994 to $60.5 million in 1995 primarily as a result of net increases in the average debt amounts for each period.

  Restructuring Charges. As a result of the California Divestiture, the Company recorded $140.0 million of pre-tax restructuring charges to reflect the estimated costs associated with the sale, lease or closure of its Southern California stores and the Riverside distribution center. See Note K of the Notes to Consolidated Financial Statements of the Company included elsewhere herein.

  Income Taxes. The Company recorded a tax benefit of $29.3 million in 1995 compared to an expense of $31.3 million in 1994. The benefit recorded in 1995 reflects an adjustment (benefit) of $53.4 million of the Company's deferred taxes as a result of losses incurred in connection with the California Divestiture.

  Net Income (Loss). Net income before restructuring charges decreased by $5.3 million, or 10.9%, from $48.8 million in 1994 to $43.5 million in 1995. Income per common share before restructuring charges decreased 0.6% from $1.73 in 1994 to $1.72 in 1995. Primarily as a result of the restructuring charges, the Company recorded a net loss of $40.5 million for 1995 ($1.62 per share) compared to net income of $48.8 million in 1994 ($1.73 per share). The weighted average number of common shares outstanding was 25,030,882 in 1995 and 28,176,907 in 1994.

COMPARISON OF SMITH'S RESULTS OF OPERATIONS FOR THE 52 WEEKS ENDED DECEMBER 31, 1994 WITH SMITH'S RESULTS OF OPERATIONS FOR THE 52 WEEKS ENDED JANUARY 1, 1994

  Net Sales. Net sales increased $174.2 million, or 6.2%, from $2,807.2 million in 1993 to $2,981.4 million in 1994. The sales increase in 1994 was attributable to a net increase of eight stores as of the end of 1994, offset in part by a 2.3% decrease in same store sales. As adjusted to exclude the Company's California stores, net sales decreased $5.9 million, or 0.3%, from $2,334.4 million in 1993 to $2,328.5 million in 1994. As adjusted to exclude the Company's California stores, same store sales decreased 1.3% in 1994. The decrease in same store sales (excluding California) in 1994 was caused primarily by competitive new store openings in the Company's principal market areas and increased overall price competition in Utah.

  Gross Profit. Gross profit increased $31.9 million, or 5.0%, from $637.2 million in 1993 to $669.1 million in 1994. Gross margins during 1994 and 1993 were 22.4% and 22.7%, respectively. The decrease in gross margin in 1994 was caused primarily by Smith's aggressive Utah pricing program which commenced in the second half of 1993 and continued through most of 1994. To reinforce Smith's everyday low price program, prices in Utah stores were lowered on more than 10,000 grocery, meat and produce items. Smith's opened eight new stores during 1994 (including six in California) compared to ten new stores during 1993 (including eight in California).

  Operating, Selling and Administrative Expenses. OS&A increased $10.5 million, or 2.4%, from $430.3 million in 1993 to $440.8 million in 1994. As a percent of net sales, OS&A decreased from 15.3% in 1993 to 14.8% in 1994. The decrease in 1994, resulting primarily from Smith's program to reduce operating costs, was somewhat offset by the higher operating and labor costs associated with the expansion into Southern California.

  Depreciation and Amortization Expenses. Depreciation and amortization expenses increased by $12.3 million, or 15.0%, from $82.2 million in 1993 to $94.5 million in 1994, due to the addition of new food and drug combination stores and distribution and processing facilities.

  Interest Expense. Interest expense increased $9.1 million from $44.6 million in 1993 to $53.7 million in 1994 as a result of net increases in the average debt amounts for each period.

  Income Taxes. Income taxes as a percent of income before income taxes were 39.1% in 1994 and 42.8% in 1993. The Omnibus Budget Reconciliation Act of 1993 increased Smith's Federal tax rate from 34% to 35%. As a result of the increased tax rate, net income for 1993 was reduced by $2.75 million, or $0.09 per common share. This reduction consisted of $0.8 million, or $0.03 per common share, for the rate increase on income earned in 1993 and $1.95 million, or $.06 per common share, for the increase in recorded deferred taxes.

  Net Income. Net income increased 6.6% from $45.8 million in 1993 to $48.8 million in 1994. However, as a result of a reduction in the number of shares outstanding through Smith's buy-back programs, net income per common share increased 14% from $1.52 to $1.73. During 1994, Smith's repurchased 4.9 million shares of Common Stock in the open market. The weighted average number of shares of Common Stock outstanding in 1994 was reduced by approximately 1.9 million shares, which increased net income per common share by $0.11.

RESULTS OF OPERATIONS OF SMITTY'S

  Smitty's is a leading regional supermarket operator based in Phoenix, Arizona with 25 stores in the Phoenix area and three stores in the Tucson area. Smitty's stores offer high quality fresh and prepared foods, groceries and general merchandise, restaurants and ancillary services in a shopping environment which emphasizes service, convenience, quality, selection and customer satisfaction. On June 29, 1994, Smitty's became the sole stockholder of SSV when it acquired all of the outstanding shares of common stock of SSV from Steinberg International, Inc. ("Steinberg"). Smitty's was formed in April 1994 by affiliates of Yucaipa for the purpose of effecting such acquisition.

  Smitty's currently operates (i) 21 food and general merchandise "super combination" stores which average 105,000 square feet in size, (ii) six food and drug combination stores, which average 52,000 square feet in size, and
(iii) one conventional supermarket. The "super combination" stores offer a full line of supermarket items, a broad range of drug store and pharmaceutical items and an expanded selection of general merchandise. These stores offer numerous services and specialty departments, including video and photo departments, pharmacies, food courts, restaurants and full-service bank branches, family style hair salons and airline ticket counters. Smitty's food and drug combination stores offer a full selection of products and services, including full-service fresh meat, delicatessen, seafood and bakery departments, an expanded line of health care and beauty aids, a restaurant, snack bar or food court and full-service banking.

  At the end of the second quarter of fiscal 1996, Smitty's had completed its comprehensive remodel program which included 18 stores and resulted in 93% of its stores being new or remodeled within the last three years. Upon completion of the remodel program, Smitty's launched an extensive marketing program to promote its newly remodeled stores which included an increase of 50% in both broadcast and print media, a billboard campaign estimated to have been seen by 50% of the Phoenix population and a customer service training program that included substantially all of Smitty's employees. Smitty's management believes the extensive marketing program and the newly remodeled stores were significant factors in the reduction of the decline in same store sales from 10.8% in the first quarter to 2.4% in the second quarter of fiscal 1996. The remodel program includes an increased allocation of floor space to the supermarket section of each store resulting in at least 60% of the square footage in each super combination store being devoted to supermarket items compared to 40% prior to the remodel. The expanded supermarket selling areas provide increased display and shelf space and enlarged self-service bakeries, dairy, frozen food and produce departments. Display cases and related refrigeration in meat, deli, bakery, produce, frozen foods and dairy departments have generally been replaced and upgraded.

  On September 25, 1994, the lease by which Morrison, Incorporated ("Morrison") leased and operated Smitty's food service operations was rescinded in connection with the litigation between Smitty's and Morrison. In connection with such rescission, Morrison paid Smitty's $2.6 million and transferred title to all of the inventories, fixtures and equipment to Smitty's and Smitty's began operating food service operations. Rental income from Morrison was $1.4 million in the 24 weeks ended January 15, 1995. Food service sales and gross profit were $9.6 million and $6.0 million, respectively, in the 24 weeks ended January 14, 1996.

  Smitty's fiscal year ends on the Sunday closest to July 31. The following table sets forth the selected historical operating results of Smitty's for the 24 weeks ended January 14, 1996, the 24 weeks ended January 15, 1995, the 52 weeks ended July 30, 1995 ("fiscal 1995"), the 52 weeks ended July 31, 1994 ("fiscal 1994") and the 52 weeks ended August 1, 1993 ("fiscal 1993"):

                                                                                   AS A PERCENTAGE OF SALES
                                                                      ---------------------------------------------------
                  52 WEEKS  52 WEEKS 52 WEEKS  24 WEEKS    24 WEEKS   52 WEEKS  52 WEEKS 52 WEEKS  24 WEEKS    24 WEEKS
                    ENDED    ENDED    ENDED      ENDED       ENDED      ENDED    ENDED    ENDED      ENDED       ENDED
                  AUGUST 1, JULY 31, JULY 30, JANUARY 15, JANUARY 14, AUGUST 1, JULY 31, JULY 30, JANUARY 15, JANUARY 14,
                    1993    1994(1)    1995      1995        1996       1993      1994     1995      1995        1996
                  --------- -------- -------- ----------- ----------- --------- -------- -------- ----------- -----------
                                 (DOLLARS IN MILLIONS)
Sales...........   $605.1    $600.1   $594.0    $286.2      $276.5      100.0%   100.0%   100.0%     100.0%      100.0%
Gross profit....    150.5     150.9    162.0      73.7        76.4       24.9     25.1     27.3       25.7        27.6
Operating,
 selling,
 general and
 administrative
 expenses.......    147.5     128.2    131.4      59.0        63.6       24.4     21.4     22.1       20.6        22.9
Depreciation and
 amortization...      9.5       9.0     10.9       4.6         6.0        1.6      1.5      1.8        1.6         2.2
Operating income
 (loss).........     (6.5)     13.8     19.7      10.2         6.8       (1.1)     2.3      3.3        3.6         2.5

- --------
(1) The operating results for the 52-week period ended July 31, 1994 combines the results of operations of Smitty's for the period from June 29, 1994 to July 31, 1994 with the results of operations of its predecessor for the period from August 2, 1993 to June 28, 1994.
COMPARISON OF SMITTY'S RESULTS OF OPERATIONS FOR THE 24 WEEKS ENDED JANUARY 14, 1996 WITH SMITTY'S RESULTS OF OPERATIONS FOR THE 24 WEEKS ENDED JANUARY 15, 1995


  Sales. Sales decreased $9.7 million, or 3.4%, from $286.2 million in the 24 weeks ended January 15, 1995 to $276.5 million in the 24 weeks ended January 14, 1996. The decrease is primarily the result of a decline in same store sales and the closure of one store in the third quarter of fiscal 1995, partially offset by sales from food service operations and sales increases from the opening of two stores in the second quarter of fiscal 1995. Although same store sales decreased 6.6% in the 24 weeks ended January 14, 1996, the decline in same store sales has improved from 10.8% in the 12 weeks ended October 22, 1995 to 2.4% in the 12 weeks ended January 14, 1996 due in part to the completion of the remodel program and increased advertising and promotions associated with the grand re-opening of the remodeled stores.

  Gross Profit. Gross profit increased $2.7 million from $73.7 million, or 25.7% of sales, in the 24 weeks ended January 15, 1995 to $76.4 million, or 27.6% of sales, in the 24 weeks ended January 14, 1996. The increase in gross profit margin in the 24 weeks ended January 14, 1996, is primarily attributable to increased vendor allowances and rebates arising from improved procurement practices and the operation of food service for an additional eight weeks compared to the prior year.

  Operating, Selling, General and Administrative Expenses. Operating, selling, general and administrative expenses ("OSG&A") were $59.0 million, or 20.6% of sales, in the 24 weeks ended January 15, 1995 and $63.6 million, or 22.9% of sales, in the 24 weeks ended January 14, 1996. This increase was primarily attributable to the fixed cost component of OSG&A being compared to a lower sales base, the addition of food service operations, and increased rent expense associated with new and remodeled stores. In addition, Smitty's incurred $1.8 million of advertising and promotional expenses for an extensive marketing program implemented in the second quarter of fiscal 1996. These additional expenses were offset by advertising allowances received in connection with the marketing program. In the 24 weeks ended January 15, 1995, Smitty's had a $1.9 million benefit resulting from the favorable Morrison litigation settlement.
  Depreciation and Amortization. Depreciation and amortization was $4.6 million in the 24 weeks ended January 15, 1995, and $6.0 million in the 24 weeks ended January 14, 1996. The increase relates primarily to the depreciation of new stores, property and equipment, depreciation on new fixtures and equipment in newly remodeled stores and additional depreciation on the equipment Smitty's received in the Morrison settlement.


  Operating Income. Operating income decreased $3.4 million from $10.2 million in the 24 weeks ended January 15, 1995 to $6.8 million in the 24 weeks ended January 14, 1996. The decrease in operating income is primarily attributable to the factors described above.

COMPARISON OF SMITTY'S RESULTS OF OPERATIONS FOR THE 52 WEEKS ENDED JULY 30, 1995 (FISCAL 1995) WITH SMITTY'S RESULTS OF OPERATIONS FOR THE 52 WEEKS ENDED JULY 31, 1994 (FISCAL 1994).

  Sales. Sales decreased $6.1 million, or 1.0%, from $600.1 million in fiscal 1994 to $594.0 million in fiscal 1995. The decrease was primarily the result of a 6.7% decline in same store sales and the closure of one store partially offset by sales from food service operations and sales increases from the opening of two new stores in Phoenix and the new store that opened in fiscal 1994. The same store sales decline was attributable to sales lost at stores undergoing remodels and competitive factors, including an increase in new stores opened by competitors and pricing and promotional activities.

  Gross Profit. Gross profit increased $11.1 million from $150.9 million, or 25.1% of sales, in fiscal 1994 to $162.0 million, or 27.3% of sales, in fiscal 1995. Excluding food service, gross profit as a percentage of sales increased from 25.1% in fiscal 1994 to 26.1% in fiscal 1995. These increases were primarily attributable to reduced cost of goods sold, reduced inventory shortages and additional vendor allowances and rebates arising from improved procurement practices.

  Operating, Selling, General and Administrative Expenses. OSG&A was $131.4 million and $128.2 million in fiscal 1995 and 1994, respectively. Excluding food service expenses and rental income from Morrison, OSG&A decreased $0.2 million from $127.1 million in fiscal 1994 to $126.9 million in fiscal 1995. On this basis, OSG&A as a percentage of sales increased from 21.2% in fiscal 1994 to 22.0% in fiscal 1995. This increase was primarily attributable to increased advertising and promotional expenditures, new union pension fund contributions and increased rent expense associated with new stores. Additionally, in fiscal 1994, Smitty's incurred severance and employment termination costs consisting of a $2.0 million payment to the former Chief Executive Officer of Smitty's in connection with the termination of certain rights under his employment contract, a $0.5 million loss relating to closing a store which was subleased, and a $2.9 million expense primarily from real estate disposals and reorganization costs. In fiscal 1995 Smitty's had a $1.9 million benefit resulting from the favorable Morrison litigation settlement.

  Depreciation and Amortization. Depreciation and amortization increased by $1.9 million from $9.0 million in fiscal 1994 to $10.9 million in fiscal 1995. These increases related primarily to depreciation of new stores property and equipment and increased amortization of beneficial leaseholds.

  Operating Income. Operating income increased $5.9 million from $13.8 million in fiscal 1994 to $19.7 million in fiscal 1995. The increase in operating income was primarily attributable to the factors described above.

COMPARISON OF SMITTY'S RESULTS OF OPERATIONS FOR THE 52 WEEKS ENDED JULY 31, 1994 (FISCAL 1994) WITH SMITTY'S RESULTS OF OPERATIONS FOR THE 52 WEEKS ENDED AUGUST 1, 1993 (FISCAL 1993).

  Sales. Sales decreased $5.0 million, or 0.8%, from $605.1 million in fiscal 1993 to $600.1 million in fiscal 1994. The decrease was primarily the result of a 5.8% decline in same store sales and the closure of two stores in 1994, partially offset by the opening of one new store in Tucson, and sales increases from four new stores opened in fiscal 1993. The same store sales decline was attributable to competitive factors, including an increase in new stores opened by competitors and pricing and promotional activities.

  Gross Profit. Gross profit increased $0.4 million from $150.5 million or 24.9% of sales in fiscal 1993 to $150.9 million or 25.1% of sales in fiscal 1994. These increases were primarily attributable to additional vendor allowances and rebates earned during fiscal 1994.

  Operating, Selling, General and Administrative Expenses. OSG&A was $128.2 million and $147.5 million in fiscal 1994 and 1993, respectively. OSG&A was affected by severance and employment contract termination costs in fiscal 1994 consisting of a $2.0 million payment to the Chief Executive Officer of Smitty's in connection with the termination of certain rights under his employment contract and a charge of $0.5 million relating to the loss on the closing of a store which was subleased during the period. In addition, Smitty's incurred other expense of $23.3 million and $2.9 million in fiscal 1993 and fiscal 1994, respectively. The fiscal 1993 expense consisted primarily of $8.9 million arising from the liquidation of a partnership whose former properties have been transferred to Steinberg and $13.8 million related to litigation settlements. The fiscal 1994 expense consisted primarily of a $2.2 million loss on real estate disposals. Excluding the items noted above, OSG&A decreased by $1.4 million from $124.2 million in fiscal 1993 to $122.8 million in fiscal 1994. On this basis, OSG&A, as a percentage of sales, remained constant at 20.5% for both periods. The decrease in OSG&A primarily reflected reductions in supplies expenses and liability insurance costs and a lower sales base.

  Depreciation and Amortization. Depreciation and amortization decreased by $0.5 million due to the sale and leaseback in fiscal 1993 of certain fixtures and equipment related to four stores and the completion of the amortization of deferred Shoppers Passport card costs in fiscal 1993. Shoppers Passport is Smitty's "frequent shopper" program.

  Operating Income. Operating income increased $20.3 million from an operating loss of $6.5 million in fiscal 1993 to operating income of $13.8 million in fiscal 1994. The increase in operating income was primarily attributable to the factors described above.

COMPANY LIQUIDITY AND CAPITAL RESOURCES

  Smith's cash flow from operating activities was $140.6 million for fiscal 1995 and $203.6 million for fiscal 1994. The decrease in cash flow from operating activities was due primarily to balance fluctuations in operating assets and liabilities resulting from the execution of cash management policies based upon cash availability. Trade accounts payable decreased cash provided by operating activities by $21.7 million in 1995 and increased cash provided by operating activities by $50.6 million in 1994. One of the Company's principal uses of cash in its operating activities is inventory purchases. However, supermarket operators typically require small amounts of working capital since inventory is generally sold prior to the time that payments to suppliers are due. This reduces the need for short-term borrowings and allows cash from operations to be used for non-current purposes such as financing capital expenditures and other investing activities.

  Smith's cash used in investing activities was $146.3 million during fiscal 1995 and $127.4 million during fiscal 1994. Investing activities consisted primarily of additions to property and equipment for new stores, remodels and equipment purchases.

  Smith's received approximately $7.5 million of cash from financing activities for fiscal 1995 and used approximately $123.9 million of cash in financing activities in fiscal 1994. The primary difference in financing activities from 1994 to 1995 of $131.4 million was the repurchase of Common Stock in 1994. In 1994, the Company purchased approximately $109.2 million of its Common Stock under its stock buy-back program.

  In order to consummate the Transactions, Smith's expects to utilize total new financing proceeds in the amount of approximately $1.4 billion. The Company will enter into the New Credit Facility pursuant to which it will borrow up to $805 million of New Term Loans and will have available a $190 million New Revolving Facility, of which approximately $13.2 million is anticipated to be borrowed in connection with the Transactions. The Company will also issue $150 million principal amount of Senior Notes, $350 million principal amount of Senior Subordinated Notes and $75 million liquidation preference of New Preferred Stock. The proceeds from the New Credit Facility and the Offerings will provide the sources of financing required to consummate the Transactions and pay related fees and expenses (including debt refinancing premiums). The Company will also assume certain existing indebtedness of Smitty's. See "Summary--The Transactions--Sources and Uses."

  The New Revolving Facility will be available, subject to the satisfaction of customary borrowing conditions, for working capital requirements and general corporate purposes. A portion of the New Revolving Facility may be used to support letters of credit, approximately $28 million of which are anticipated to be outstanding upon consummation of the Transactions. The New Revolving Facility will be non-amortizing and will have a six and one-quarter year term. The Company will be required to reduce loans outstanding under the New Revolving Facility to $85 million for a period of not less than 30 consecutive days during the first 12 months following the Merger and to $75 million for a period of not less than 30 consecutive days during each consecutive 12-month period thereafter. At December 30, 1995, on a pro forma basis, giving effect to the Transactions and the California Disposition and letter of credit issuances, the Company's remaining borrowing availability under the New Revolving Facility would have been approximately $162.0 million. Pursuant to the New Credit Facility, the New Term Loans will be issued in four tranches:
(i) Tranche A, in the amount of $325 million, will have a six and one-quarter year term; (ii) Tranche B, in the amount of $160 million, will have a seven and one-half year term; (iii) Tranche C, in the amount of $160 million, will have an eight and one-half year term; and (iv) Tranche D, in the amount of $160 million, will have a nine and one-quarter year term. The New Term Loans will require quarterly amortization payments. The New Credit Facility will be guaranteed by each of the Company's subsidiaries and secured by liens on substantially all of the unencumbered assets of the Company and its subsidiaries and by a pledge of the Company's stock in such subsidiaries. The New Credit Facility will contain financial covenants which are expected to require, among other things, the maintenance of specified levels of cash flow and stockholders' equity. See "Description of New Credit Facility."

  The capital expenditures of the Company (excluding expenditures in California) were $91.0 million for fiscal 1994 and $124.3 million for fiscal 1995. The Company currently anticipates that its aggregate capital expenditures for fiscal 1996 will be approximately $100.0 million, excluding the approximately $17 million of capital expenditures which are estimated to be required in connection with the integration of Arizona operations. The Company intends to finance these capital expenditures primarily with cash provided by operations and other sources of liquidity including borrowings and leases. No assurance can be given that sources of financing for capital expenditures will be available or sufficient. However, the capital expenditure program has substantial flexibility and is subject to revision based on various factors. Management believes that if the Company were to substantially reduce or postpone these programs, there would be no substantial impact on short-term operating profitability. In the long term, however, if these programs were substantially reduced, management believes its operating businesses, and ultimately its cash flow, would be adversely affected.

  The capital expenditures discussed above do not include potential acquisitions which the Company could make to expand within its existing markets or to enter other markets. Future acquisitions may require the Company to seek additional debt or equity financing depending on the size of the transaction. With the exception of the Transactions, the Company is not currently engaged in discussions concerning any material acquisition which it considers probable.

  Following the consummation of the Transactions, the Company will be highly leveraged. Based upon current levels of operations and anticipated cost savings and future growth, the Company believes that its cash flow from operations, together with available borrowings under the New Revolving Facility and its other sources of liquidity (including leases), will be adequate to meet its anticipated requirements for working capital, capital expenditures, lease payments, interest payments and scheduled principal payments. There can be no assurance, however, that the Company's business will continue to generate cash flow at or above current levels or that estimated cost savings or growth can be achieved. See "Risk Factors--Leverage and Debt Service."

ACCOUNTING FOR THE IMPAIRMENT OF LONG-LIVED ASSETS AND FOR LONG-LIVED ASSETS TO BE DISPOSED OF

  The Financial Accounting Standards Board has issued Statement of Financial Accounting Standards ("SFAS") No. 121 "Accounting for the Impairment of Long-lived Assets and for Long-lived Assets to be Disposed Of." The Company will be required to adopt this standard in the first quarter of 1996. The adoption of SFAS No. 121 will not have a significant impact on the Company's financial condition.

EFFECTS OF INFLATION

  The Company's primary costs, inventory and labor, are affected by a number of factors that are beyond its control, including availability and price of merchandise, the competitive climate and general and regional economic conditions. As is typical of the supermarket industry, the Company has generally been able to maintain gross profit margins by adjusting retail prices, but competitive conditions may from time to time render the Company unable to do so while maintaining its market share.

                                   BUSINESS

GENERAL

  Smith's is a leading supermarket company in the Intermountain and Southwestern regions of the United States, operating 120 stores located in Utah (35), Arizona (30), Nevada (22), New Mexico (19) and Idaho, Texas and Wyoming (collectively, 14). Substantially all of Smith's stores offer one-stop shopping convenience through a food and drug combination format which features a full-line supermarket with drug and pharmacy departments and some or all of the following specialty departments: delicatessens, hot prepared food sections, in-store bakeries, video rental shops, floral shops, one-hour photo processing labs, full-service banking and frozen yogurt shops. The Company's 114 food and drug combination stores averaged approximately 63,000 square feet and $420,000 per week in sales volume in fiscal 1995. The Company has recently opened four price impact warehouse stores and also operates two conventional supermarkets. Through its 48 years of operations, the Company believes it has developed a valuable and strategically located store base, strong name recognition, customer loyalty and a reputation for quality and service.

  The Company is pursuing a series of transactions designed to enhance stockholder value and liquidity:

  . Arizona Merger and Consolidation. The Company has entered into an agreement to acquire Smitty's, a regional supermarket operator with 28 stores in the Phoenix and Tucson markets, in a stock-for-stock exchange. The Merger will significantly enhance the Company's market position in Arizona. Smitty's is controlled by affiliates of Yucaipa, a private investment group specializing in the supermarket industry. Such affiliates of Yucaipa will own approximately 13.6% of the Company's outstanding Common Stock following the Merger and the Recapitalization. Following the Merger, the Company will consolidate its Arizona operations with those of Smitty's. See "--Operating Strategy."

  . California Disposition. The Company has completed the sale or lease of 16 stores, three non-operating properties and its primary distribution facility in Southern California and has closed its remaining 18 stores there. Management determined that because of the attractive growth prospects in the Company's principal markets and the competitive environment in Southern California, it would redeploy Company resources from California into such other markets. Following the consummation of the Transactions, the Company intends to accelerate the disposition of its closed stores and excess land in California pursuant to the California Asset Disposition.

  . New Senior Management. The Company will enter into the five-year Management Services Agreement with Yucaipa. Ronald W. Burkle, the managing general partner of Yucaipa, will be appointed as Chief Executive Officer of the Company. In addition, Allen R. Rowland recently joined Smith's as President and Chief Operating Officer. Mr. Rowland was employed by Albertson's, Inc. for 25 years and had senior executive responsibilities for all of the principal regions in which Smith's operates.

  . Recapitalization. The Company is offering to purchase 50% of its outstanding Common Stock (excluding shares issuable in the Merger) for $36.00 per share in cash in the Tender Offer. In addition, the Company is refinancing certain of its existing indebtedness and is refinancing or assuming certain existing indebtedness of Smitty's concurrently with the consummation of the Merger.

  For the fiscal year ended December 30, 1995, after giving pro forma effect to the Transactions and the California Disposition, the Company would have had net sales and EBITDA (as defined) of approximately $3.0 billion and $255.4 million, respectively. See "Unaudited Pro Forma Combined Financial Statements." In addition, management believes that the Company will benefit from significant operating synergies and cost saving opportunities following the Merger.

OPERATING STRATEGY

  Management, in conjunction with Yucaipa, has developed a strategic plan designed to: (i) expand operations in existing and adjacent markets, (ii) realize operating synergies and cost savings resulting from the Merger,

(iii) improve working capital management, (iv) grow its recently introduced price impact warehouse stores and (v) dispose of remaining California real estate following consummation of the Transactions.

  Expand Operations in Existing and Adjacent Markets. Management believes that there are significant opportunities to increase the Company's sales and gain efficiencies in its existing markets through new store openings and store remodels. From 1991 through 1994, management primarily focused on the Southern California market, opening 32 new stores in Southern California compared to a net of 10 new stores in its other markets. In 1995, the Company opened a net of 17 new stores, only two of which were located in California. In an effort to more fully realize its market potential in its non-California markets, in 1995 the Company began opening smaller combination stores (54,000 to 60,000 square feet) in existing markets as part of a "fill-in" strategy. By pursuing a growth strategy which emphasizes opening new stores within its existing and adjacent markets, the Company believes it can increase its market share and improve its distribution and other efficiencies, while taking advantage of such markets' favorable growth prospects.

  Realize Operating Synergies and Cost Savings Resulting from the
Merger. Management believes that approximately $25 million of net annual cost savings are achievable over a three-year period following the Merger. The majority of such cost savings opportunities relate to its Arizona operations and are believed to be achievable (on an annualized basis) by the end of the first full year of operations following the Merger. The estimates of potential cost savings resulting from the Merger contained in this Prospectus are forward looking statements that involve risks and inherent uncertainties that could cause actual net annual cost savings to differ materially from those projected. See "Risk Factors--Ability to Achieve Anticipated Cost Savings."

  . Advertising Cost Savings. Smith's and Smitty's advertising programs in the Phoenix and Tucson markets substantially overlap, and as a result of the Merger, management expects that the Company will be able to eliminate a substantial portion of the combined advertising expenses. Management estimates that annualized advertising cost savings of approximately $7 million are achievable by the end of the first full year of operations following the Merger.

  . General and Administrative Cost Savings. Management expects the Company to achieve savings from the elimination of duplicative administrative staff and headquarters facilities and the consolidation of management information systems. Management estimates that annualized general and administrative cost savings of approximately $13 million are achievable by the end of the first full year of operations following the Merger.

  . Warehousing and Transportation Cost Savings. Smitty's currently operates without any of its own distribution facilities. By incorporating the Smitty's volume into Smith's Tolleson, Arizona warehousing and distribution facilities, the Company expects to eliminate the expense associated with Smitty's being supplied primarily by an independent wholesaler, as well as reduce average unit costs resulting from improved capacity utilization. Management estimates that annualized warehousing and transportation cost savings of approximately $4 million are achievable by the end of the second full year of operations following the Merger.

  . Direct Store Delivery and Store Systems. The Merger is expected to result in an opportunity to utilize Smith's electronic direct store receiving system in all Smitty's stores, resulting in increased control over direct store deliveries and corresponding payments. In addition, by utilizing Smith's front-end systems in Smitty's stores, improvements in the efficiency of Smitty's stores are expected. Management estimates that annualized cost savings of approximately $2 million related to such direct store delivery and store systems are achievable by the end of the second full year of operations following the Merger.

  . Purchasing Improvements. Management believes that the Company can achieve savings as a result of increased promotional allowances and discounts through a coordinated buying effort with Yucaipa-affiliated supermarket chains with aggregate annual sales (including the Company) in excess of $11 billion. Management estimates that annualized cost savings of approximately $6 million are achievable from such purchasing improvements by the end of the third full year of operations following the Merger.

  The sum of the components of the estimated annual cost savings exceeds $25 million; however, management expects that a portion of the savings will be reinvested in the Company's operations. In connection with the Transactions, the Company and Smitty's are evaluating the format mix of the combined Arizona store base and are assessing the possibility of modifying the formats of certain stores. It is anticipated that approximately $17 million of capital expenditures and approximately $15 million of other expenses will be required to integrate the Arizona operations over the next two years and realize such cost savings.

  Improve Working Capital Management. Management believes that the Company can improve its working capital management. Under Yucaipa's management, other companies have achieved working capital improvements; however, there can be no assurance that similar improvements can be achieved by the Company.

  Grow Recently Introduced Price Impact Warehouse Format. The Company recently developed a price impact warehouse store format and during 1995 opened four of these stores in the Las Vegas area operating under the name "PriceRite Grocery Warehouse." Management believes that a number of the Company's markets are underserved by price impact warehouse stores and that there are substantial opportunities for expansion of the Company's PriceRite format through the conversion of existing stores and the opening of new stores. Yucaipa, through its management of other supermarket companies, has extensive experience in expanding and profitably operating price impact warehouse formats.

  Dispose of Remaining California Real Estate. Following the consummation of the Transactions, management, in conjunction with Yucaipa, anticipates that it will pursue a strategy to dispose of its remaining real estate assets in California which consist of 18 non-operating stores and excess land. The Company would use the net cash proceeds from the California Asset Disposition to either reinvest in the Company's business or reduce indebtedness incurred in connection with the Transactions. At December 30, 1995, the aggregate book value of such assets was approximately $260 million. If this strategy is adopted, as anticipated, the Company would record a pre-tax charge to earnings, which is presently estimated to be approximately $125 million, to reflect the difference between the anticipated cash proceeds from the accelerated dispositions and the Company's existing book values for such assets. See "Risk Factors--Anticipated Charges to Earnings Following the Transactions."

PRINCIPAL MARKETS

  The Company's stores are located predominantly in Utah, Arizona, Nevada and New Mexico, which are among the fastest growing states in terms of population and employment. According to the U.S. Bureau of the Census, the population of those four states has increased at a compound annual growth rate of 3.0% since 1990, compared to the national average of 1.1% over the same period. According to the U.S. Bureau of Labor Statistics, employment in the same four states has increased at a compound annual growth rate of 4.0% since 1990, compared to the national average of 1.3% over the same period. In addition, management believes that operating in distinct markets in several states provides advantages due to the differences in economic cycles, demographics and competitive conditions among such markets.

  The Company has achieved strong competitive positions in each of its principal markets. Smith's currently has leading market shares in Salt Lake City (31%), Las Vegas (24%) and Albuquerque (23%) and, after giving effect to the Merger, the Company will also have a leading market share in Phoenix (24%). The Company believes its reputation for offering a broad selection of quality products and low pricing combined with quality customer service has created a valuable franchise with strong name recognition and customer loyalty.

STORE FORMATS

  Smith's operates three types of retail stores: (i) 114 food and drug combination stores; (ii) four warehouse stores; and (iii) two conventional supermarkets. The food and drug combination stores range in size from 30,000 to 88,000 square feet (with an average size of 63,000 square feet) and offer an extensive line of supermarket, non-food and drug products. A typical Smith's food and drug combination store offers approximately 50,000 SKUs, in comparison to approximately 20,000 SKUs offered at the average conventional supermarket nationwide. All stores carry a full line of supermarket products, including groceries, meat, poultry, produce, dairy products, bakery goods, frozen foods and health and beauty aids. In addition, combination stores carry a wide variety of general merchandise, including drugs, toys, hardware, giftware and small appliances. Within each category of merchandise, the stores offer multiple selections of nationally advertised brand name items. In addition, the stores carry an extensive selection of private label merchandise, which provides comparable quality products priced lower than national brands. The Company also carries a variety of bulk merchandise and generic brand products which enhance the Company's low price image. These stores feature modern layouts with wide aisles and well-lighted spaces to facilitate convenient shopping, a variety of specialty departments along the periphery and centralized checkout facilities. The Company's four price impact warehouse stores operating under the PriceRite Grocery Warehouse name, average 55,000 square feet in size, and are targeted to price-conscious consumers rather than conventional supermarket consumers. The PriceRite stores offer lower prices, fewer SKUs and fewer service departments than the Company's food and drug combination stores and conventional stores. The Company's conventional stores average 26,000 square feet in size and have the appearance of traditional supermarkets.

  Smitty's, which will become a subsidiary of the Company upon consummation of the Merger, currently operates (i) 21 food and general merchandise "super combination" stores which average 105,000 square feet in size, (ii) six food and drug combination stores, which average 52,000 square feet in size, and
(iii) one conventional supermarket. The "super combination" stores offer a full line of supermarket items, a broad range of drug store and pharmaceutical items and an expanded selection of general merchandise. These stores offer numerous services and specialty departments, including fresh produce, full-service fresh meat, delicatessen, seafood, bakery, prepared foods, fresh-cut flowers and video and photo departments, pharmacies, food courts, restaurants and full-service bank branches, family style hair salons and airline ticket counters. Smitty's food and drug combination stores offer a full selection of products and services, including full-service fresh meat, delicatessen, seafood and bakery departments, an expanded line of health care and beauty aids, a restaurant, snack bar or food court and full-service banking. In connection with the Merger, the Company and Smitty's are evaluating the format mix of the combined Arizona store base and are assessing the possibility of converting the format of certain stores.

STORE DEVELOPMENT AND EXPANSION

  The following table sets forth information concerning changes in the store base of the Company and Smitty's over the last five years.

                                                       1991 1992 1993 1994 1995
                                                       ---- ---- ---- ---- ----
   STORES OPENED (NET):
    Smith's:
     Intermountain and Southwest......................   5    1    2    2   15
     California.......................................   9    9    8    6    2
    Smitty's..........................................   0    2    3    0   (1)
   TOTAL NUMBER OF STORES (END OF PERIOD):
    Smith's:
     Intermountain and Southwest...................... 100  101  103  105  120
     California.......................................   9   18   26   32   34
    Smitty's..........................................  24   26   29   29   28

  After giving effect to the Merger, approximately 84% of the Company's stores will have been opened or remodeled within the last seven years. Over the past five fiscal years, the Company's capital expenditures for the construction of new and remodeled stores (not including California operations) totaled approximately $414 million. In addition, during the same period the Company invested approximately $163 million in distribution, processing and other support facilities (not including California operations). During the five year period ended December 30, 1995, Smitty's spent approximately $72 million in capital expenditures, including approximately $42 million since mid-1994 to remodel substantially all of its Phoenix-area stores.

  The Company's real estate department locates, acquires and develops sites for future stores. The Company's 48 years of operation have allowed it to choose its store locations selectively as new residential areas have been developed. The Company believes that many of its stores are in developed areas where land values and the difficulties in locating suitable parcels would make it difficult to replicate the Company's existing store base. The Company has historically sought to purchase the best potential new store locations available in any target market. If the Company cannot purchase the best potential locations, however, it will consider leasing a location from its owner or a local developer. As a result of this strategy, after giving effect to the Merger, the Company will own 108 of its 148 stores, including the underlying land with respect to 97 of such owned stores. See "Business-- Properties." In order to maximize its future capital expenditure resources, the Company intends to place a greater emphasis on leasing new stores following the consummation of the Transactions.

MERCHANDISING

  The Company's merchandising strategy is to offer customers the ability to fulfill a significant portion of their daily and weekly shopping needs at one convenient location and to establish and promote its reputation as a low price leader in the trade area of each of its stores. The cornerstones of this strategy include:

  Everyday Low Pricing. The Company offers its products on an everyday low pricing ("EDLP") basis in all markets other than Phoenix and Tucson, where the Company offers a combination of EDLP and promotional pricing. The Company offers an EDLP program in most markets because the Company believes that it generally allows for higher overall profitability than a promotional pricing program. An EDLP program allows for more consistent prices over time than a promotional program, which entails variable pricing and higher levels of demand for sale products. As a result, EDLP simplifies inventory management and lowers operating costs.

  Quality Customer Service. The Company believes a key to its success is its emphasis on quality customer service. The Company provides courteous and efficient customer service by placing a high degree of emphasis on employee training. Most stores have a customer service counter located near the store entrance to answer questions and to assist customers in locating merchandise. The Company also provides rapid in-store checkout services, aided by the use of computerized scanning devices and the bagging of groceries at checkout. In most locations, stores are open 24 hours each day.

  Advertising and Promotion. The Company reinforces its low price image through extensive television advertising and through print advertising in newspapers and circulars. The Company divides its advertising budgets in a similar manner across its markets, with approximately 80% committed to print advertising and approximately 20% committed to radio and television advertising. The Company also takes an active interest in the communities in which its stores are located and maintains programs designed to contribute funds, products and manpower to local charities and civic groups.

  Specialty Departments. Each combination store provides certain specialty departments designed to provide one-stop shopping convenience to customers and to increase the frequency with which customers return to the store. The specialty departments, which vary depending upon store size and location, include delicatessens with prepared foods, full-service fresh fish and meat departments, bakeries, dry cleaning drop-off facilities, U.S. Post Office branches, pharmacies, video rental departments, take-out food counters, camera and photo departments with on-site film processing, floral departments and in-store banking provided by a regional or local bank.

  Private Label Program. Through its private label program, the Company offers in excess of one thousand items under the "Smith's," "Mountain Dairy," "Creek View" and other brand names. These products provide customers with quality comparable to that of national brands but at lower prices. Management believes that the Company's private label program is one of the most successful programs in the industry. The Company's owned manufacturing and processing facilities, including its milk and beverage plants, cultured dairy products plant, ice cream processing plant and frozen dough plant, supply the Company's stores with private label milk, milk products, fruit punches, sour cream, yogurt, cottage cheese, chip dip products, ice cream and novelty items, baked goods and other products and allow the Company to generate gross margins on such private label items that are generally higher than on national brands.

  Frequent Shopper Program. Smitty's has developed a proprietary information system that updates and maintains a comprehensive customer database used for its unique frequent shopper program, Shopper's Passport. Customers obtain a Shopper's Passport bar-coded scan readable card which entitles them to receive a number of benefits, including discounts on certain purchases, check cashing authorization and participation in special promotions held throughout the calendar year. Management believes that as a result of this program, Shopper's Passport has established one of the most comprehensive supermarket customer data bases in the country. The Company is evaluating plans to utilize the Shoppers Passport program in Smith's stores throughout the Phoenix and Tucson markets following the Merger.

OPERATIONS

  The Company is divided into two major operating regions, the Intermountain Region and the Southwest Region, which are segmented into eight geographic districts. The Intermountain Region consists of stores in Utah, Idaho, Nevada and Wyoming. The Southwest Region consists of stores in Arizona, New Mexico and Texas. The districts are staffed with operational managers who are given as much autonomy as possible while retaining the advantages of central control over accounting, real estate, legal, data processing and other functions at the Company's headquarters. This operational autonomy enables management to react quickly to changes in local markets.

  District and store managers are responsible for store operations, local advertising formats, employee relations and development, customer relations, community affairs and other functions relating to local operations. The regional staff includes supervisors responsible for the meat, produce, bakery, non-food, pharmacy, one-hour photo, deli and prepared foods departments, who help each regional manager.

PURCHASING, DISTRIBUTION AND PROCESSING

  The Company's purchasing activities are regionally centralized, with most food products and all general merchandise being purchased in volume through regional buyers supervised by headquarters' management. Certain specialized or perishable products are purchased at regional warehouse levels. Management believes that, following the Merger, the Company can achieve increased promotional allowances and discounts through a coordinated buying effort with Yucaipa-affiliated supermarket chains with aggregate annual sales (when combined with the Company) in excess of $11 billion.

  The Company owns and operates one of the most modern and efficient backstage operations in the industry. The Company's warehousing, distribution and processing facilities, which comprise approximately 3,000,000 square feet, have all been built, expanded or remodeled in the last five years. Central distribution facilities in Salt Lake City and Layton, Utah supply products to all stores in the Intermountain Region and distributes the majority of non-food merchandise, pharmaceutical products and certain bulk products to stores in the Southwest Region. An integrated distribution and processing center in Tolleson, Arizona includes complete warehousing operations and a dairy processing plant. The facility supplies products to all stores in the Southwest Region and Las Vegas. The Company also operates two produce warehouses, one in Ontario, California and the other in Albuquerque, New Mexico. See "--Properties." Approximately 80% of products sold in 1995 were shipped through the Company's distribution network.

  The Company transports food and merchandise from its distribution centers primarily through a Company-owned fleet of tractors and trailers which primarily serve nearby stores and through common carriers for stores located at greater distances. As of December 30, 1995, the Company's owned fleet included 158 tractors and 406 trailers. The Company seeks to lower costs on shipments by taking advantage of backhauling opportunities where available.

  The Company's processing facilities located in Tolleson, Arizona and Layton, Utah produce a variety of products under the Company's private label for distribution to Company stores. The Company's dairy plants process a variety of milk, milk products and fruit punches. The Company's automated frozen dough plant produces frozen bakery goods for final baking at in-store bakeries. The Company's cultured dairy products plant produces sour cream, yogurt, cottage cheese and chip dip products. The Company's ice cream processing plant supplies all stores with Smith's private label ice cream and novelty items.

  The Company believes that its central distribution facilities provide several advantages. Management is able to control inventory levels throughout its system in order to maximize the Company's in-stock position, while at the same time optimizing the use of store shelf space. Costs of products are reduced through centralized volume purchases and effective management of per-item transportation costs. Stores are also served more efficiently through central control of delivery schedules. By managing overall inventory levels, the Company seeks to maximize inventory turns and minimize investments in inventory. Management believes the Company's backstage operations will be able to accommodate the increased volume resulting from the integration of the Smitty's operations in Arizona following the Merger and to support anticipated future growth.

  Smitty's currently makes approximately 60% of its annual purchases from Fleming Companies, Inc. ("Fleming") under a supply agreement which by its original terms expires in June, 1997. Smitty's is negotiating with Fleming to amend the supply agreement, subject to certain conditions, whereby Fleming will become a secondary supplier to Smitty's and, following the Merger, to the Company through the end of 1997. Pursuant to its discussions with Fleming, Smitty's would purchase inventory from Fleming in an amount not less than approximately $10 million per month through December 31, 1997. Notwithstanding the foregoing, it is anticipated that Smitty's would have the right to terminate the supply agreement at any time if its aggregate purchases of inventory from Fleming exceeded $200 million.

INFORMATION SYSTEMS AND TECHNOLOGY

  The Company is currently supported by a full range of advanced management systems. Smith's has implemented store-level inventory and item management systems developed on UNIX in-store processors using the Informix relational database. This application includes direct store delivery store receiving, which allows goods to be scanned electronically upon arrival at each store receiving dock. This system also includes price verification and order entry using hand-held personal computers. Store checkout is supported by NCR point-of-sale scanning. Smith's stores are supported by pharmacy, video rental, labor scheduling and time and attendance systems which help the Company facilitate customer service while managing labor costs.

  The Company's buying operations are supported by the AS/400-based E3 forecasting and purchasing system which uses statistical models of seasonality, promotions and buying behavior to optimize inventory levels. The Company's distribution centers operate utilizing leading software of the Dallas Systems Company. The key components are the Distribution Center Management Control System, which is used for all inventory processing, and the Distribution Center Assignment Monitoring System (DCAMS), which is used for labor standards management. To increase operating efficiency and decrease labor costs, the DCAMS system transmits work assignments to lift drivers and order selectors through a radio-frequency terminal. Smith's is currently installing the OMI purchasing and forecasting system which will be used for distribution center replenishment. The installation is expected to be completed during 1996.

  Smith's computer operations and applications development activities were outsourced to Electronic Data Systems in 1992 under a ten-year outsourcing agreement.

COMPETITION

  The supermarket industry is highly competitive and characterized by narrow profit margins. The Company's competitors include national and regional supermarket chains, independent and specialty grocers, drug and convenience stores, and the newer "alternative format" food stores, including warehouse-style supermarkets, club stores, deep discount drug stores and "supercenters." In addition, new competitors have entered the Company's markets in the past and could do so in the future. Supermarket chains generally compete on the basis of price, location, quality and variety of products, service and store condition. The Company regularly monitors its competitors' prices and adjusts its prices and marketing strategy in light of existing conditions. Some of the Company's competitors have greater financial resources than the Company and could use those resources to take steps which could adversely affect the Company's competitive position.

  The Company's principal supermarket competitors in the Salt Lake City market are Albertson's, Ream's Food Stores, Harmons, Fred Meyer, and Dan's Foods. In the Phoenix market, the Company's principal supermarket competitors include Fry's, Bashas Markets, Safeway, ABCO, Albertson's and Mega Foods and, prior to the Merger, Smitty's. In Albuquerque, the Company's principal supermarket competitors are Furr's, Jewel Osco and Albertson's, and in Las Vegas, the Company's main supermarket competitors are Lucky, Vons and Albertson's. The Company also competes with various drug chains and other non-food operators in each of its markets. See "Risk Factors--Competition."

EMPLOYEES AND LABOR RELATIONS

  The Company's policy is to train and develop its employees and promote from within. The Company generally prefers to promote its own employees to store manager positions. Management-level employees, including store department managers, participate in incentive compensation programs tied to profitability, and such compensation programs can represent a significant percentage of such managers' total compensation. The Company believes that its employee retention rate is high within the industry, especially at the store manager level and above.

  Excluding California operations, as of December 30, 1995, Smith's employed approximately 16,000 persons, approximately 53% of whom were full-time and 47% of whom were part-time. Approximately 42% of the Company's employees are unionized. The Company's unionized employees work under 15 collective bargaining agreements with local labor unions, primarily in Arizona, Nevada and New Mexico, which typically have three-year terms. Management of the Company believes that it will be able to renew existing agreements on terms satisfactory to the Company. If it is unable to do so, however, there could be a material adverse effect on the Company's operations. The wages and benefits provided in the Company's collective bargaining agreements are substantially similar to those of its supermarket competitors. The Company has not experienced a work stoppage in the past ten years and considers its relations with its employees and labor unions to be satisfactory.

  As of January 14, 1996, Smitty's employed approximately 4,600 people, of whom approximately 36% were full-time and approximately 64% were part-time. Approximately 4,100 employees working in the stores, constituting approximately 89% of Smitty's employees, are covered by a collective bargaining agreement that expires in October 1997. Smitty's has not experienced a work stoppage in the past ten years and considers its relations with its employees and labor unions to be satisfactory.

PROPERTIES

  As of December 30, 1995, after giving effect to the Merger and the California Divestiture, the Company would have owned 108 of its 148 operating stores, including the underlying land with respect to 97 of such owned stores. The Company's stores are located throughout a seven-state area as follows:

      STATE                                     STORES OWNED STORES LEASED TOTAL
      -----                                     ------------ ------------- -----
      Arizona..................................      40            18        58
      Utah.....................................      30             5        35
      Nevada...................................      12            10        22
      New Mexico...............................      15             4        19
      Idaho....................................       4             1         5
      Wyoming..................................       3             2         5
      Texas....................................       4             0         4
                                                    ---           ---       ---
        Total..................................     108            40       148
                                                    ===           ===       ===

  The Company leases or subleases 40 of its operating stores from third parties under leases expiring between 1997 and 2023. Eleven of the Company-owned stores are located on property which is ground-leased from third parties under leases expiring between 2007 and 2045. In most cases, such building and ground leases are subject to customary renewal options.

  The Company owns a 1,180,000 square-foot distribution and dairy processing center in Tolleson, Arizona, 573,000 square feet of grocery warehousing facilities and 348,000 square feet of processing plants in Layton, Utah and a 226,000 square-foot non-food warehouse in Salt Lake City, Utah. The Company also leases a 40,000 square-foot produce and forward-purchasing warehouse in Albuquerque, New Mexico, a 408,000 square-foot non-foods warehouse in Salt Lake City, Utah and a 205,000 square-foot produce warehouse in Ontario, California, under leases expiring in 1997, 1997 and 1999, respectively.

  The Company's corporate offices, data processing and records storage facilities are located in over 100,000 square feet of office and warehouse space owned by the Company in Salt Lake City, Utah.

CALIFORNIA DIVESTITURE

  In late 1995, management determined that because of the attractive growth prospects of the Company's principal markets and the competitive environment in California, the Company would attempt to sell its California operations and redeploy its resources into its non-California markets.

  In December 1995, Smith's entered into an agreement to sublease its Riverside, California distribution center to Ralphs. On January 29, 1996, Ralphs commenced the sublease of the Riverside distribution center and dairy plant for an initial term of 23 years. Ralphs also purchased certain equipment and inventory for an aggregate purchase price (net of certain offsetting payments) of approximately $8.7 million. The sublease provides for a subrental of approximately $8.8 million per annum, which is substantially the same amount as is payable by Smith's under the master lease, and requires Ralphs to fulfill substantially all of the other monetary obligations of Smith's under the master lease.

  In January 1996, the Company entered into agreements to sell or lease 16 of its California stores and three non-operating properties. The Company has substantially completed the sale of these stores, including related equipment and inventory. Of the stores being sold or leased, the Company has leased or subleased eight operating stores and one non-operating store to Ralphs. The non-operating store, located in Beaumont, California, is partially completed, and has been subleased by Ralphs in "as is" condition. The subleases to Ralphs are for terms, and at subrentals, that are substantially equivalent to the terms of, and the rentals payable under, the master store leases (except that Ralphs is not responsible for rent escalations in the master store lease of one of the subleased stores). The remaining eight stores were sold to other supermarket companies, four pursuant to outright sales, two pursuant to assignments of underlying leases and two pursuant to subleases. The two subleases are subject to early termination if the Company has not satisfied certain conditions within 18 months. In order to satisfy these conditions, the Company is required to either (i) obtain fee simple title to the properties by removing them from the Sale-Leaseback Financing (as defined below) and delivering such title to the sublessee or (ii) obtaining certain estoppel, non-disturbance and attornment agreements to protect the sublessee's interests in such premises. If the Company is unable to satisfy either of these conditions, then each sublessee will have the option to terminate the sublease and receive indemnification for certain costs. In order to convey fee simple title to the properties, the Company may be required to assume certain related indebtedness and would apply the net proceeds of the sale to reduce other indebtedness. See "--California Sale-Leaseback Financing" below.

  The Company has completed the California Divestiture transactions described above and, since December 30, 1995, has received net cash proceeds of approximately $67.2 million (excluding store inventory). The Company expects to receive approximately $10.6 million of additional cash proceeds from the sale of certain undeveloped real estate shortly following the consummation of the Transactions. All of the remaining California stores were closed by March 16, 1996. In connection with its decision to cease operations in California, Smith's recorded pre-tax restructuring charges of $140 million for the year ended December 30, 1995 to reflect the anticipated cost to Smith's of the California Divestiture. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

  In connection with the California Divestiture, the Company entered into a settlement agreement with the California Attorney General (the "CAG") relating to the stores that were sold, leased, or closed. Under the settlement agreement, the Company agreed that, for a period of five years, it would not operate any of the closed stores as supermarkets without the permission of the CAG. In addition, for the same five-year period, the Company agreed not to (i) transfer the closed stores to third parties for supermarket use without the CAG's approval, (ii) transfer such stores for non-supermarket use without prior notice to the CAG, and (iii) sell any of such stores subject to restrictions as to future supermarket use.

CALIFORNIA SALE-LEASEBACK FINANCING

  In order to finance its Riverside, California distribution center and eight of its California stores the Company completed a sale-leaseback financing (the "Sale-Leaseback Financing") in 1994. Pursuant to such financing, the Company sold a portion of its interest in the properties to an owner trustee and entered into an operating lease for each property. In order to provide the financing for owner trustee's purchase of the properties, the Company filed a registration statement with the Commission pertaining to a public offering of $152.4 million of pass through certificates. Each of the pass through trusts issuing the certificates used the proceeds of the offering to acquire notes from the owner trustee (which in turn used the proceeds to acquire its interest in the properties from the Company). Neither the notes nor the pass through certificates are obligations of, nor are they guaranteed by, the Company and, accordingly, are not reflected as indebtedness or other liabilities of the Company under generally accepted accounting principles.

  Under the terms of the Sale-Leaseback Financing, the Company may terminate its lease with respect to the various California properties if it deems such properties to be obsolete, uneconomic for use or surplus to the Company's needs. In connection with any such termination, the Company may elect to satisfy all of the rights and obligations of the owner trustee in respect of the related notes by exchanging such notes for (a) if the property is sold to a party other than the Company, unsecured, full recourse securities of the Company or (b) if such property is sold to the Company, secured, full recourse securities of the Company. In addition, the Company may substitute other properties (including properties located outside California) for properties which it deems to be obsolete, uneconomic for use or surplus to its needs. The substitute properties must have a fair market value, utility and useful life equal to or greater than that of the substituted property. The Company would not be required to assume any indebtedness in connection with such a substitution. Any such exchange or substitution may be made by the Company only if certain conditions are satisfied.

  In April 1996, the Company received a letter from a holder of pass through certificates pointing out an inaccurate statement in the 1994 pass through certificate prospectus. The letter referred to a statement in the prospectus disclosing that holders of the certificates would not receive any covenant protection in the event of a highly leveraged transaction involving the Company, including any transaction resulting in a change of control. The prospectus went on to state that none of the then-outstanding indebtedness of the Company contained provisions affording holders of such indebtedness protection in the event of a change of control, which was characterized in the letter as a material representation. At the date of such prospectus, a substantial amount of the Company's then-existing indebtedness did contain such change of control provisions. The Company has pointed out to the holder that consummation of the Transactions will not result in a change of control of the Company under the terms of such existing debt instruments although the indebtedness under such debt instruments will be repaid in order to remove certain financial and other covenants contained therein that would otherwise hinder the Company's ability to consummate the Transactions. The Company is currently reviewing the relevant facts and circumstances.The letter suggested that all interested parties be made aware of the existence of the alleged misrepresentation, but made no specific claim or demand on the Company. Although no assurances can be given, the Company does not believe that any claims by the holders of the pass through certificates, if made, would have a material adverse effect on the Company or its ability to complete the California Disposition.

ENVIRONMENTAL MATTERS

  The Company is subject to a variety of environmental laws, rules, regulations and investigative or enforcement activities, as are other companies in the same or similar business. The Company believes it is in substantial compliance with such laws, rules and regulations. These laws, rules, regulations and agency activities change from time to time, and such changes may affect the ongoing business and operations of the Company. The Company, from time to time, has or may in the future receive requests from environmental regulatory authorities to provide information or to conduct investigation or remediation activities. None of these requests is expected by management to have a material adverse effect on the Company's business.

GOVERNMENTAL REGULATION

  The Company is subject to regulation by a variety of governmental authorities, including federal, state and local agencies which regulate the distribution and sale of alcoholic beverages, pharmaceuticals, milk and other agricultural products, as well as various other food and drug items and also regulate trade practices, advertising, building standards, labor, health, safety and environmental matters. The Company from time to time receives inquiries from state and federal regulatory authorities with respect to its comparative advertising practices, pricing policies, employment practices and other trade practices. None of these inquiries, individually or in the aggregate, has resulted, or is expected by management to result, in any order, judgment, fine or other action that has, or would have, a material adverse effect on the business or financial position of the Company.

TRADE NAMES, SERVICE MARKS AND TRADEMARKS

  The Company uses a variety of trade names, service marks and trademarks in its business including "Smith's," "Smith's Food & Drug Centers," "Mountain Dairy," "Creek View," "PriceRite," and numerous others. While the Company believes its trademarks are important to its business, except for "Smith's," "Smith's Food & Drug Centers," "PriceRite" and, following the Merger, "Smitty's," "Smitty's Super Valu" and "Shoppers Passport," the Company does not believe any of such trademarks are, or will be, critical to its business.

LEGAL PROCEEDINGS

  The Company, in the ordinary course of its business, is party to various legal actions. Management believes these are routine in nature and incidental to the operations of the Company. Management believes that the outcome of any proceedings to which the Company is currently a party will not, individually or in the aggregate, have a material adverse effect on the operations or financial condition of the Company.

                                  MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

  The following table sets forth certain information with respect to the persons who are expected to serve as the executive officers and directors of the Company following the consummation of the Transactions. Following the Recapitalization, the Board of Directors will be comprised of seven directors, including two nominees of the Smith Group (as defined) and two nominees of the Yucaipa Group (as defined). See "Certain Relationships and Related Transactions--Standstill Agreement."

                   NAME                 AGE               POSITION
                   ----                 ---               --------
   Jeffrey P. Smith....................  46 Chairman of the Board
   Ronald W. Burkle....................  43 Chief Executive Officer, Director
   Allen R. Rowland....................  51 President, Chief Operating Officer,
                                             Director
   Robert D. Bolinder..................  65 Executive Vice President--Corporate
                                             Planning and Development
   Matthew G. Tezak....................  40 Senior Vice President, Chief
                                             Financial Officer
   J. Craig Gilbert....................  48 Senior Vice President, Regional
                                             Manager-- Intermountain Region
   James W. Hallsey....................  53 Senior Vice President, Regional
                                             Manager-- Southwest Region
   Richard C. Bylski...................  57 Senior Vice President, Human
                                             Resources
   Michael C. Frei.....................  50 Senior Vice President, General
                                             Counsel and Secretary
   Kenneth A. Martindale...............  36 Senior Vice President, Marketing
   Fred F. Urbanek.....................  60 Senior Vice President, Facility
                                             Engineering
   John T. Standley....................  32 Senior Vice President,
                                             Administration
   Fred L. Smith.......................  48 Director
   Linda McLoughlin Figel..............  32 Director
   Bruce Karatz........................  50 Director
   Bertram R. Zweig....................  61 Director

  Jeffrey P. Smith has been a director of Smith's since 1971. He has served as Chairman of the Board and Chief Executive Officer since 1988. He served as Chief Operating Officer of Smith's from 1984 to 1988.

  Ronald W. Burkle has been the Chairman of the Board of Smitty's and a director of SSV since 1994 and Chairman of the Board of SSV since October 1995. Mr. Burkle co-founded Yucaipa in 1986 and has served as a director of Ralphs Grocery Company since 1995. Mr. Burkle served as Chairman of the Board of Ralphs Grocery Company from 1995 to January 1996 and as Chief Executive Officer and a director of its predecessor, Food 4 Less Supermarkets, Inc. since 1987. Mr. Burkle served as Chief Executive Officer and a director of Dominick's Supermarkets, Inc. from 1995 to 1996 and currently serves as its Chairman of the Board. From 1986 to 1988, Mr. Burkle was Chairman and Chief Executive Officer of Jurgensen's, a Southern California gourmet food retailer. Mr. Burkle has served as a director of Kaufman and Broad Home Corporation since March 1995.

  Allen R. Rowland has been President and Chief Operating Officer since joining Smith's in January 1996. From 1989 to 1996 he served as a Senior Vice President/Regional Manager of Albertson's, Inc. From 1982 to 1989 he was a Vice President/Division Manager with the Florida and Texas Divisions of Albertson's, Inc.

  Robert D. Bolinder has been a director of Smith's since 1985. He has served as Executive Vice President, Corporate Planning and Development of Smith's since 1993. He served as Executive Vice President and Chief Financial Officer of Smith's from 1988 to 1993, after serving four years as a supermarket industry management consultant. He is also a director of Hannaford Bros. Company, Inc., a regional supermarket chain, and Idaho Power Company, a public utility company. Prior to 1984, Mr. Bolinder was Vice Chairman and a director of Albertson's, Inc. for many years.

  Matthew G. Tezak has been Senior Vice President and Chief Financial Officer of Smith's since 1993. He served as Senior Vice President, Finance and Treasurer from 1992 to 1993 and Vice President, Finance and Treasurer from 1987 to 1992. Mr. Tezak, a certified public accountant, joined Smith's in 1979 as Assistant Controller.

  J. Craig Gilbert has served as Senior Vice President, Regional Manager, Intermountain Region of Smith's since 1993. From 1992 to 1993 he served as Senior Vice President, Regional Manager, Southwest Region. From 1991 to 1992 he was Vice President, Regional Manager, Southwest Region and from 1985 to 1991 he served as Vice President, Sales and Merchandising, Intermountain Region.

  James W. Hallsey has served as Senior Vice President, Regional Manager, Southwest Region since 1995. He rejoined Smith's in 1994 as Senior Vice President, Special Projects after serving most of 1994 as Senior Vice President at McKesson Drug Company, a pharmacy company. In 1993, Mr. Hallsey retired as a director of Smith's (a capacity in which he served since 1985) and Senior Vice President, Corporate Nonfoods Director (a capacity in which he served since 1992). From 1980 to 1992 he served as Vice President, Corporate Nonfoods Director of the Company.

  Richard C. Bylski has been Senior Vice President, Human Resources of Smith's since 1992. He served as Vice President, Human Resources of Smith's from 1985 to 1992.

  Michael C. Frei joined Smith's in 1990 as Senior Vice President, General Counsel and Secretary. Prior to that time, Mr. Frei served as Vice President and General Counsel of Price Development Company, a commercial real estate developer, since 1981.

  Kenneth A. Martindale has served as Senior Vice President, Marketing of Smith's since 1995. He served as Vice President, Merchandising, California Region from 1991 to 1995. From 1984 to 1991, he served as a district manager in the Intermountain Region.

  Fred F. Urbanek has been Senior Vice President, Facility Engineering of Smith's since 1992. He served as Vice President, Facility Engineering of Smith's from 1985 to 1992.

  John T. Standley is the Chief Financial Officer, Vice President and Assistant Secretary of Smitty's and SSV, and upon consummation of the Merger, will be the Senior Vice President, Administration of the Company. Mr. Standley joined Smitty's in December 1994. Prior to that time, Mr. Standley was Vice President of Finance for Food 4 Less Supermarkets, Inc. from 1991 to 1994. Prior to 1991, he was a manager at Arthur Andersen & Company.

  Fred L. Smith has been a director of Smith's since 1968. Since 1988, he has been President of Fred Smith's Honda Automobiles of Palm Springs, an auto dealership, prior to which time he was a private investor. Since 1989, he has also been President of Fred Smith's Jaguar/Rolls Royce of Rancho Mirage, an auto dealership.

  Linda McLoughlin Figel joined Yucaipa in 1989 and became a general partner in 1991. Prior to that time, she was employed by Bankers Trust Company in its Structured Finance Group.

  Bruce Karatz has been the President, Chief Executive Officer and a director of Kaufman and Broad Home Corporation since 1986 and its Chairman of the Board since July 1993. Mr. Karatz is also a director of Honeywell, Inc., National Golf Properties, Inc. and a Trustee of the National Park Foundation and the RAND Corporation.

  Bertram R. Zweig is a partner with the law firm of Jones, Day, Reavis & Pogue. Mr. Zweig was with Jones, Day from 1962 to 1978, and rejoined the firm in 1995. Between August 1992 and June 1995, Mr. Zweig was a partner with the law firm of Graham and James, and from January 1988 to July 1992 he was a partner with the law firm of Stroock & Stroock & Lavan. He is a member of the Board of Directors of Wedbush Corporation, the parent of Wedbush Morgan Securities, Inc., a regional investment banking firm in Los Angeles. Mr. Zweig is a member of the Board of Directors of Aquatic Water Systems Incorporated.

CLASSIFIED BOARD OF DIRECTORS

  The Amended and Restated Certificate of Incorporation of the Company will provide that the full Board of Directors will be comprised of seven directors and, without the unanimous approval of the directors then in office, the number of directors may not be altered. The Board of Directors will be divided into three classes as nearly equal in number as possible, with the term of office of one class expiring each year and each director serving for a term ending at the third annual meeting of stockholders of the Company following the annual meeting at which such director was elected, except for the directors to be elected at the Company's 1996 annual meeting of stockholders, who shall have the one, two or three-year term for which such directors are elected at such meeting.

  Any increase in the number of directors or any vacancy on the Board of Directors may be filled, subject to the rights of any holders of any series of Preferred Stock to elect additional directors, only by the affirmative vote of a majority of the remaining directors then in office, even though less than a quorum of the Board. Any director elected in accordance with the preceding sentence will hold office for the remainder of the full term of the class of directors in which the new directorship was created or such vacancy occurred.

                            PRINCIPAL STOCKHOLDERS

  The following table provides certain information regarding ownership of the Company's voting securities as of April 15, 1996, giving effect to the Transactions. The table has been prepared based on the assumptions that (a) 50% of the outstanding Common Stock of each holder is purchased pursuant to the Tender Offer, (b) 3,000,000 shares of Series I Preferred Stock are purchased by the Company from the Dee Glen Smith Marital Trust I (2,100,000 shares) and Ida Smith (900,000 shares), and (c) 2,206,000 shares of Series I Preferred Stock are directly or indirectly conveyed by the Dee Glen Smith Marital Trust I to certain charitable organizations. Based on such assumptions and giving effect to the foregoing events, the following table sets forth the ownership of Common Stock and Series I Preferred Stock of the Company by each person who to the knowledge of Smith's will own 5% or more of any class of the Company's outstanding voting stock, by each person who will be a director or executive officer of the Company, and by all executive officers and directors of the Company as a group. Share amounts and percentage ownership information set forth below are subject to change pending finalization of the Recapitalization and may vary depending on the actual number and class of shares tendered in the Tender Offer. The actual number of shares of Series I Preferred Stock which (x) the Company elects to purchase and/or (y) the Dee Glen Smith Marital Trust I directly or indirectly conveys to charitable organizations in connection with the consummation of the Transactions may be increased or decreased by amounts that are not expected to have a material adverse effect on the Company.

                            CLASS A           CLASS B        SERIES I
                          COMMON STOCK     COMMON STOCK  PREFERRED STOCK      PERCENT OF
                         ----------------- ------------- ------------------- ALL VOTES OF
                          NUMBER            NUMBER         NUMBER            ALL CLASSES
                         OF SHARES     %   OF SHARES  %  OF SHARES       %     OF STOCK
                         ---------    ---- --------- --- -----------   ----- ------------
BENEFICIAL OWNER(A)
- -------------------
Jeffrey P. Smith
1550 S. Redwood Rd.
Salt Lake City, UT
84104................... 1,670,954(b) 29.4   5,300    *   3,149,000(c)  31.6     29.0
Dee Glen Smith Marital
 Trust I
c/o Ida W. Smith
1066 North East Capital
Blvd.
Salt Lake City, UT
84103...................   231,210(d)  4.1     --    --   3,149,000(d)  31.6     20.3
Richard D. Smith
1550 South Redwood Road
Salt Lake City, UT
84104................... 1,174,463(e) 20.7     --    --         --       --       7.1
Fred L. Smith
74285 Quail Lake Dr.
Indian Wells, CA 92210..   957,498(f) 16.8     --    --         --       --       5.8
Trust for the Children
 of
Jeffrey P. Smith
2551 Brentwood Circle
Salt Lake City, UT
84121...................   577,650(d) 10.2     --    --         --       --       3.5
Trust for the Children
 of
Fred L. Smith
74285 Quail Lake Dr.
Indian Wells, CA 92210..   577,650(g) 10.2     --    --         --       --       3.5
Trust for the Children
 of
Richard D. Smith
1038 North East Capital
Blvd.
Salt Lake City, UT
84103...................   557,650(h)  9.8     --    --         --       --       3.4
Corporation of the
 President of
 the Church of Jesus
Christ of
Latter-day Saints
50 East North Temple
Salt Lake City, UT
84150...................       --      --      --    --   2,000,009     20.1     12.0
University of Utah
 Medical School
407 Park Building
Salt Lake City, UT
84112...................       --      --      --    --   1,000,000     10.0      6.0

                             CLASS A           CLASS B           SERIES I
                           COMMON STOCK      COMMON STOCK     PREFERRED STOCK       PERCENT OF
                          ----------------- ----------------- ---------------      ALL VOTES OF
                           NUMBER            NUMBER               NUMBER           ALL CLASSES
                          OF SHARES     %   OF SHARES     %      OF SHARES     %     OF STOCK
                          ---------    ---- ---------    ---- --------------- ---- ------------
City of Hope
1500 East Duarte Road
Duarte, CA 91010........        --      --        --      --       500,004     5.0      3.0
Ronald W. Burkle
 c/o The Yucaipa
Companies
10000 Santa Monica Blvd.
Los Angeles, CA 90067...        --      --  2,125,406(i) 21.5          --      --       1.3
Allen P. Martindale.....    310,000(j)  5.5       --      --           --      --       1.9
Allen R. Rowland........        --      --        --      --           --      --       --
Kenneth A. Martindale...     53,500(k)  *       9,497(l)  *            --      --       *
Robert D. Bolinder......     50,000     *      15,000(m)  *            --      --       *
J. Craig Gilbert........     32,500(n)  *         --      --           --      --       *
Matthew G. Tezak........     30,000     *      16,048     *            --      --       *
James W. Hallsey........     16,750(o)  *         --      --           --      --       *
Michael C. Frei.........        --      --      1,584     *            --      --       *
Richard C. Bylski.......     28,009(p)  *         983     *            --      --       *
Fred F. Urbanek.........     22,500     *         505     *            --      --       *
John T. Standley........        --      --        -- (i)  --           --      --       --
Linda McLoughlin Figel..        --      --        -- (i)  --           --      --       --
Bruce Karatz............        --      --        --      --           --      --       --
Bertram R. Zweig........        --      --        --      --           --      --       --
All directors and
 officers as a group (16
 persons)...............  2,861,711    50.4 2,174,323    22.0    3,149,000    31.6     37.5

- --------
 * Less than one-percent.
(a) Each person has sole investment and voting power with respect to the shares indicated, except as otherwise set forth in the footnotes to this table. Each share of Class A Common Stock is convertible at any time at the option of the holder into one share of Class B Common Stock.
(b) Includes 771,055 shares which are held of record by four trusts of which Jeffrey P. Smith is the trustee and of which his children and the children of Richard D. Smith are beneficiaries, and 231,210 shares held of record by a trust for benefit of Ida W. Smith and of which Mr. Smith is trustee.
(c) Such shares are held of record by a trust for the benefit of Ida W. Smith and of which Jeffrey P. Smith is trustee.
(d) Included in the shares shown for Jeffrey P. Smith.
(e) Includes 733,501 shares which are held of record by four trusts of which Richard D. Smith is trustee and of which his children and the children of Jeffrey P. Smith are beneficiaries and 5,871 shares held of record by Mr. Smith's wife.
(f) Includes 679,389 shares which are held of record by four trusts of which Fred L. Smith is trustee and of which his children are beneficiaries, and 17,600 shares held of record by Mr. Smith's wife.
(g) Included in the shares shown for Fred L. Smith.
(h) Included in the shares shown for Richard D. Smith.

(i) Such shares are held of record by the following four limited partnerships of which Yucaipa is the general partner: Yucaipa SSV Partners, L.P. (1,140,816); Yucaipa Smitty's Partners, L.P. (300,667); Yucaipa Smitty's Partners II, L.P. (136,793); and Yucaipa Arizona Partners, L.P. (547,130). Mr. Burkle is a limited partner in two of those partnerships and is also the controlling general partner of Yucaipa. Linda McLoughlin Figel, a nominee for director of the Company, is a limited partner in Yucaipa SSV Partners, L.P. Mr. Standley, who will be the Senior Vice President, Administration of the Company following the Merger, is a limited partner in Yucaipa Smitty's Partners, L.P. and Yucaipa Smitty's Partners II, L.P. Under certain circumstances, the Company may prepay a portion of the management fees payable to Yucaipa under the Management Services Agreement through the issuance of up to 100,000 shares of the Company's Class B Common Stock at its then current fair market value.
(j) Such shares are held of record by a trust for the benefit of Mr. Martindale and his wife and of which Mr. Martindale is trustee.
(k) Includes 3,500 shares held of record by two children of Mr. Martindale and of which Mr. Martindale is custodian.
(l) Includes 4,800 shares held of record by two children of Mr. Martindale and of which Mr. Martindale is custodian.
(m) Includes 15,000 shares issuable upon exercise of vested options as of April 15, 1996.
(n) Such shares are held of record by a trust for the benefit of Mr. Gilbert and his wife and of which Mr. Gilbert is trustee.
(o) Includes 500 shares held of record by a child of Mr. Hallsey and of which Mr. Hallsey is custodian.
(p) Includes 5,119 shares held of record by a partnership of which Mr. Bylski is a general partner and 600 shares held of record by children of Mr. Bylski and of which Mr. Bylski is custodian.

                CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

MANAGEMENT SERVICES AGREEMENT

  Yucaipa will provide certain management services to the Company pursuant to the Management Services Agreement to be executed upon consummation of the Transactions. The Management Services Agreement will have a five-year term and will provide for annual management fees of $1,000,000, plus reimbursement of all of Yucaipa's reasonable out-of-pocket costs and expenses. Under the Management Services Agreement, Yucaipa, through its partners, employees or other designated agents, will provide the Company with management consultation and advice regarding strategic planning and development, budgeting and future financing plans, selection and retention of management personnel, integration strategy, legal and governmental affairs, board presentations and similar management services as may be requested from time to time. In addition, the Company may retain Yucaipa in an advisory capacity in connection with certain acquisitions or sale transactions, debt and equity financings, or any other services not otherwise covered by the Management Services Agreement, for which the Company will pay Yucaipa additional compensation in an amount to be agreed upon by the Company and Yucaipa (and approved by a majority of the Company's disinterested directors). Under certain circumstances, the Company may prepay a portion of the management fees payable to Yucaipa under the Management Services Agreement through the issuance of up to 100,000 shares of the Company's Class B Common Stock at its then current fair market value.

  During the term of the Management Services Agreement, Ronald W. Burkle, the managing general partner of Yucaipa, will, if he so elects, have the right to serve as the Chief Executive Officer of the Company and will have all rights and responsibilities customarily vested in a Chief Executive Officer. Mr. Burkle will not receive any compensation for serving in such capacity beyond the management fees paid to Yucaipa under the Management Services Agreement.

  The Management Services Agreement may be terminated by the Company: (a) at any time by giving Yucaipa at least 90 days' written notice; (b) if Yucaipa shall fail to reasonably perform any material covenant, agreement, term or provision under the Management Services Agreement following 60 days' written notice of such failure; (c) at any time if Yucaipa commits any act of fraud, dishonesty or gross negligence in connection with its performance under the Management Services Agreement which is materially detrimental to the Company's business or reputation; (d) upon the occurrence of certain defaults or events of default under the Indentures, the New Credit Facility, or any other material debt agreements entered into to refinance such indebtedness, if such default is not cured or waived within a specified period; (e) if Yucaipa is in material default under the Standstill Agreement following 90 days' written notice of such default; or (f) at any time if Yucaipa and its affiliates own less than 50% of the shares of Class B Common Stock acquired by them in the Merger. Yucaipa may terminate the Management Services Agreement: (a) if the Company fails to reasonably perform any material covenant, agreement, term or provision under the Management Services Agreement following 60 days' written notice; (b) if the Company fails to make any payment to Yucaipa under the Management Services Agreement following 30 days' written notice of such failure; (c) if the Yucaipa nominees cease to hold Board seats as required by the Standstill Agreement; (d) if the Board of Directors fails to approve two or more material recommendations by Yucaipa to the Board (provided that Yucaipa may not designate more than four such matters during any calendar year as material) or the Board otherwise takes action which materially interferes with the ability of Yucaipa to perform its responsibilities under the Management Services Agreement following 60 days' written notice; or (e) if Mr. Burkle ceases to be Chief Executive Officer of the Company, other than by reason of his death, disability, termination for cause or voluntary resignation. Either Yucaipa or the Company may terminate the Management Services Agreement upon a change of control of the Company (defined generally, subject to certain exceptions and conditions, as either (i) the acquisition of beneficial ownership of 40% or more of the Company's outstanding shares of voting stock, or (ii) the sale of substantially all of the Company's assets or capital stock, excluding any transaction with Yucaipa or any of its partners or affiliates or any member of the Smith Group). If the Management Services Agreement is terminated (i) by the Company for the reason set forth in clause
(a) of the first sentence of this paragraph, (ii) by Yucaipa in accordance with the Management Services Agreement, or (iii) pursuant to a change of control of the Company, Yucaipa will be entitled to the greater of (x) $5 million, or (y) twice the total fees that would have been earned by Yucaipa under the then remaining term of the Management Services Agreement.

  Yucaipa will agree that during the term of the Management Services Agreement it will not, without the Company's prior written consent, provide management or consulting services to, or make equity investments in excess of 5% in, any business which operates in excess of five retail supermarkets in any market in which the Company operates in excess of five retail supermarket stores, subject to certain exceptions and conditions.

  During the term of the Management Services Agreement, the Company will agree to indemnify and hold harmless Yucaipa and each of its affiliates, partners, officers, agents and the employees from and against all losses, claims, damages, liabilities or expenses (collectively, "losses") resulting from any claim, lawsuit or other proceeding by any person to which any of them may become subject which is related to or arising out of the performance of the services to be provided under the Management Services Agreement or the Recapitalization Agreement, including all reasonable out-of-pocket expenses, unless such losses result from (i) Yucaipa's or such party's gross negligence or willful misconduct or any intentional, material breach of the Management Services Agreement, or (ii) any settlement effected without the written consent of the Company, which consent will not be unreasonably withheld.

STOCKHOLDERS' AGREEMENTS

  On January 29, 1996, Smith's, Acquisition and certain stockholders of Smitty's entered into a stockholders agreement (the "Smitty's Stockholders Agreement") and Smitty's, Yucaipa and certain stockholders of Smith's entered into a similar shareholders agreement (the "Smith's Shareholders Agreement"). Under the terms of the Smitty's Stockholders Agreement and the Smith's Shareholders Agreement, each of the parties thereto agreed (i) to vote its respective shares of Smitty's Common Stock or Smith's Common Stock, as applicable, in favor of approval of the Recapitalization Agreement; (ii) to refrain from soliciting any person other than Smitty's or Smith's, as applicable, to purchase all or any material portion of the assets of, or equity interests in, the Company; (iii) to refrain from transferring their shares of the Company's stock without consent from Smith's or Smitty's, as applicable, and the Company; and (iv) to take no action inconsistent with the Recapitalization Agreement or that would prevent any condition precedent to the Merger from being satisfied. Under the terms of the Smith's Shareholders Agreement, the Smith's stockholders parties thereto have agreed to tender a sufficient number of their shares of Common Stock in the Tender Offer to enable Smith's to purchase 50% of the outstanding shares of Common Stock in the Tender Offer.

STANDSTILL AGREEMENT

  On January 29, 1996, the Company, Yucaipa and each of the limited partnerships which own shares in Smitty's for which Yucaipa acts as the general partner (the "Smitty's Principal Stockholders"; together with Yucaipa, the "Yucaipa Group") entered into the Standstill Agreement. Pursuant to the Standstill Agreement, the Yucaipa Group has agreed that for a 10-year period ending on January 29, 2006, it will not acquire, offer to acquire, agree to acquire, become the beneficial owner of, or obtain any rights in respect of any Company Voting Securities (as defined below), by purchase or otherwise, or take any action in furtherance thereof, if the effect of such action would be to increase its aggregate beneficial ownership of securities that are entitled to vote generally for the election of directors (the "Company Voting Securities") above (x) 20% of the total number of votes that could be cast at a stockholders' meeting of the Company (the "Combined Voting Power") or (y) 25% of the total number of Company Voting Securities outstanding, subject to certain exceptions. In addition, without the approval of a majority of the Disinterested Directors (defined as directors of the Company who are not employees or officers of the Company, are not serving as designees of the Yucaipa Group, and are not associates of Yucaipa or its affiliates) and subject to certain limited exceptions, no member of the Yucaipa Group will during such 10-year period (i) submit any proposals to acquire a majority of the Combined Voting Power of Company Voting Securities (a "Change of Control Proposal"), (ii) directly or indirectly sell, transfer any beneficial interest in, pledge, hypothecate or otherwise dispose of any Company Voting Securities or any shares of Company Common Stock to be acquired from the Company pursuant to the Warrant Agreement, other than to another member of the Yucaipa Group or their respective affiliates in any transaction or series of transactions that would result in a transfer of greater than 3% of the Combined Voting Power or would result in any person having, or having the right to acquire, beneficial ownership greater than 5% of the Combined Voting Power, (iii) solicit any proxies, or assist any other person in any way in solicitation of proxies, or submit any proposal for the vote of stockholders of the Company, or induce another person to take any such actions with respect to the voting of any of the Company Voting Securities, (iv) directly or indirectly solicit or induce any person to bid for or acquire Company Voting Securities in excess of 5% of the Combined Voting Power of Company Voting Securities, or (v) engage in certain affiliate transactions.

  Pursuant to the Standstill Agreement, the Company will use its best efforts to cause to be elected to the Company's Board of Directors two designees of the Smith Group, two designees of the Yucaipa Group, one member of the senior management of the Company and two "independent directors" (as required by the rules of the NYSE) who are also Disinterested Directors. Subject to the provisions of the Certificate of Incorporation and By-laws of the Company and the approval of the Company's stockholders, as long as the members of the Smith Group and the Yucaipa Group and their respective affiliates each beneficially own at least 8% of the outstanding shares of Common Stock, each such Group will have the right to designate two directors of the Company, and so long as the members of the Smith Group and the Yucaipa Group and their respective affiliates each beneficially own at least 5% of the outstanding shares of Common Stock, each such Group will have the right to designate one director of the Company. However, no individual who is an officer, director, partner, or principal stockholder of any Significant Competitor (as defined in the Management Services Agreement) of the Company or any of its subsidiaries will serve as director. At any time when the Yucaipa Group and its affiliates or the Smith Group and its affiliates no longer beneficially own at least 5% of the outstanding shares of Common Stock, such Group will not have the right to designate any director of the Company, such Group's rights with regard to the voting of Company securities will terminate and such Group will cause its designees to the Board of Directors to resign.

  Jeffrey Smith and Fred Smith have been nominated to be directors of the Company as designees of the Smith Group and Ronald Burkle and Linda McLoughlin Figel have been nominated to be directors of the Company as designees of the Yucaipa Group.

  In addition, each of the Smith Group and the Yucaipa Group has agreed that they each will, at any annual or special meeting of the stockholders at which the directors of the Company are to be elected or in connection with a solicitation of consents through which directors of the Company are to be selected, to vote (or give a written consent with respect to) all of their respective Company Voting Securities in favor of the election to the Company's Board of Directors of the nominees designated by such other Group.

  The Standstill Agreement will terminate at any time that the Yucaipa Group and its affiliates own less than 2% of the outstanding shares of Common Stock. The Standstill Agreement may be amended or waived if such amendment or waiver is in writing and executed by all parties thereto; provided that any amendment or waiver requires the approval of a majority of the Disinterested Directors of the Company.

YUCAIPA WARRANT

  Upon closing of the Recapitalization, the Company has agreed to issue Yucaipa warrants to purchase shares of Class C Common Stock of the Company (the "Warrants") representing approximately 10% of the outstanding shares of Common Stock on a fully diluted basis upon consummation of the Transactions. The initial exercise price of the Warrants will be $50.00 per share. One-half of the Warrants will be designated "Series A Warrants" and will be exercisable at the election of Yucaipa on or prior to the fourth anniversary of the Closing, and one-half of the Warrants will be designated "Series B Warrants" and will be exercisable at the election of Yucaipa on or prior to the fifth anniversary of the Closing. The foregoing expiration dates will each be extended by five years in the event that, prior to such respective dates, the market price of Class B Common Stock equals or exceeds the exercise price (as adjusted from time to time) for a period of not less than 60 consecutive trading days. The cashless exercise provisions of the Warrants allow the holder to elect to exercise the Warrants without the payment of cash consideration, provided that the Company will withhold from the shares otherwise issuable upon such exercise a number of shares having a fair market value as of the exercise date equal to the aggregate exercise price. The Class C Common Stock to be issued to Yucaipa upon exercise of its Warrants will be identical in all respects to the Class B Common Stock, except that the Class C Common Stock will be non-voting.

Shares of Class C Common Stock will be convertible into an equal number of shares of Class B Common Stock following the transfer of such shares by Yucaipa to any person or entity not affiliated with Yucaipa. The number of shares to be issued upon exercise of the Warrants and the exercise price are each subject to adjustment under standard anti-dilution provisions.

REGISTRATION RIGHTS AGREEMENT

  Pursuant to the Recapitalization Agreement, upon consummation of the Merger the Company will enter into a registration rights agreement (the "Registration Rights Agreement") with Jeffrey Smith, Yucaipa, and certain holders of Smitty's Common Stock who will receive Class B Common Stock as consideration in the Merger (collectively, the "Holders"). Under the terms of the Registration Rights Agreement, each of (i) Yucaipa and the holders of Smitty's Common Stock receiving Class B Common Stock in the Merger and their transferees, as a group (the "Yucaipa Holder Group"), and (ii) Jeffrey Smith and his affiliates and transferees, as a group (the "Smith Holder Group"), will be entitled to require the Company to effect a registration under the Securities Act (a "Demand Registration") of all or a portion (but not less than 20%) of the Registrable Securities (as defined) held by such Holders, subject to certain limitations. Upon such demand, the Company will give prompt notice thereof to each registered holder of Registrable Securities and will prepare, file and use its best efforts to cause to become effective a registration statement in respect of all Registrable Securities requested to be included therein. Each of the Smith Holder Group and the Yucaipa Holder Group will be entitled to two Demand Registrations. Notwithstanding the foregoing, the Company will not be required to effect more than one Demand Registration during any six-month period. Such Demand Registration may, at the election of the demanding Holders, be in the form of an underwritten offering and such demanding Holders shall be entitled to select the underwriters.

  Members of the Yucaipa Holder Group may at any time prior to the second anniversary of the Closing Date demand that the Company promptly file a shelf registration statement pursuant to Rule 415 under the Securities Act which will provide for resales of Registrable Securities held by the Yucaipa Group. The Company will keep such Shelf Registration statement continuously effective for at least 120 days following the effective date (or such longer period as such Holders' Registrable Securities constitute "restricted securities" under Rule 144 and are subject to the two-year holding period for affiliates under Rule 144(c)); provided that in no event will the Company be required to keep such shelf registration statement effective after the second anniversary of the Closing Date.

  Holders of Registrable Securities will also have the right to include such Registrable Securities in any registration statement under the Securities Act filed by the Company for its own account or for the account of any of its securityholders (other than (i) a registration statement on Form S-4 or S-8, (ii) a registration statement filed in connection with a Demand Registration or a Shelf Registration or (iii) a registration statement filed in connection with an offer of securities solely to existing securityholders) for sale on the same terms and conditions as the securities of Smitty's or any other selling securityholder included therein (a "Piggy-Back Registration"). In the event that, pursuant to any Demand Registration or any Piggy-Back Registration, the Company is advised by the managing underwriter therefor that the total number of shares proposed to be included therein is such as to materially and adversely affect the success of the offering, the Company has granted certain priority rights to the Smith Group which enables the Smith Group to have its Registrable Securities (up to certain designated amounts) included in such registrations before the Yucaipa Group is entitled to include its Registrable Securities in such registrations.

  The Company will be obligated to pay its expenses associated with registration of the Registrable Securities, regardless of whether any registration statement required by the Registration Rights Agreement becomes effective, and the reasonable fees and expenses of any party to the Registration Rights Agreement who participates in any registration effected thereunder. In addition, the Company will provide a customary securities law indemnification to any party who participates in any registration effected under the Registration Rights Agreement.

  The Registration Rights Agreement will terminate upon the earlier to occur of (i) the mutual agreement by the parties thereto, (ii) with respect to any Holder, such Holder ceasing to own any Registrable Securities, (iii) the fifteenth anniversary of the Closing Date, or (iv) with respect to the Smith Holder Group or the Yucaipa Holder Group, the date on which the aggregate number of shares of outstanding Registrable Securities held by the Smith Holder Group or the Yucaipa Holder Group, as applicable, is less than 20% of the Registrable Shares originally held by the Smith Holder Group or the Yucaipa Holder Group, as applicable, immediately following the consummation of the Transactions (except with respect to any Holder that is an "affiliate" of the Company within the meaning of the Securities Act).

OTHER TRANSACTIONS WITH YUCAIPA OR ITS AFFILIATES

  Pursuant to the Recapitalization Agreement, Yucaipa will receive a success fee of $15 million upon consummation of the Offerings and the Recapitalization.

  In December 1995, the Company entered into an agreement to sublease its Riverside, California distribution center and dairy processing plant to Ralphs, an affiliate of Yucaipa. Pursuant to the sublease, Ralphs will pay the Company annual rent of approximately $8.8 million for the remaining 23-year term of the lease. In connection with such transaction, Ralphs purchased certain inventory, fixtures and equipment from the Company for an aggregate purchase price (net of certain offsetting payments) of approximately $8.7 million. As part of the California Divestiture, in January 1996 the Company entered into agreements to lease or sublease certain of its real property located in California, including eight operating stores and one non-operating store, to Ralphs, an affiliate of Yucaipa. See "Business--California Divestiture."

CEO'S SEVERANCE DISCUSSIONS

  The Company and Jeffrey Smith, the Chairman and Chief Executive Officer of the Company, have held limited discussions regarding the termination of his employment with the Company and the continuing role he might have with the Company. While he is not expected to continue to be actively engaged in the management of the Company, he will continue as Chairman of the Board after the consummation of the Transactions and may provide consulting services to the Company. In addition, Mr. Smith and the Company have had tentative discussions regarding an arrangement to provide Mr. Smith with the use and possible ownership of the Company airplane after the consummation of the Transactions. It is anticipated that a definitive agreement regarding such matters will be reached prior to the consummation of the Transactions.

OTHER TRANSACTIONS

  During fiscal 1995, Smith's paid $217,524 in advertising fees to radio and television stations operated by subsidiary companies of Bonneville International Corporation ("Bonneville"). Rodney H. Brady, a former director of Smith's, serves as President and Chief Executive Officer of Bonneville, but has no role in Smith's advertising decisions. Also during fiscal 1995, Smith's paid $15,385 to an automobile dealership owned by Fred Smith, one of Smith's directors, in connection with the purchase of an automobile for use by Smith's.

  In January 1996, Alan R. Hoefer, a former director of Smith's, received consulting fees from the Company in an aggregate amount equal to $250,000 in connection with certain financial consulting services rendered by him in 1995.

  Smith's believes that the terms of the foregoing transactions were no less favorable to Smith's than those which could have been obtained from unaffiliated third parties.

                             DESCRIPTION OF NOTES

GENERAL

  The Senior Notes will be issued under an indenture (the "Senior Note
Indenture"), to be dated as of      , 1996, by and among the Company and
        , as Trustee (the "Senior Note Trustee"). The Senior Subordinated Notes will be issued under an Indenture (the "Senior Subordinated Note Indenture," and together with the Senior Note Indenture, the "Indentures") to
be dated as of      , 1996, by and among the Company and         , as Trustee
(the "Senior Subordinated Note Trustee," and together with the Senior Note Trustee, the "Trustees").

  The following summary of certain provisions of the Notes and the Indentures does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the Trust Indenture Act of 1939, as amended (the "TIA"), and to all of the provisions of the Notes and the Indentures, including the definitions of certain terms therein and those terms made a part of the Indentures by reference to the TIA. The definitions of certain capitalized terms used in the following summary are set forth below under "-- Certain Definitions." Copies of the forms of the Indentures have been filed as exhibits to the Registration Statement of which this Prospectus is a part.

  The Notes will be issued in fully registered form only, without coupons, in denominations of $1,000 and integral multiples thereof. Initially, the Senior Note Trustee will act as Paying Agent and Registrar for the Senior Notes, and the Senior Subordinated Note Trustee will act as Paying Agent and Registrar for the Senior Subordinated Notes. The Senior Notes and the Senior Subordinated Notes may be presented for registration or transfer and exchange at the offices of their respective Registrar, which for the Senior Notes initially will be the Senior Note Trustee's corporate trust office and for the Senior Subordinated Notes initially will be the Senior Subordinated Note Trustee's corporate trust office. The Company may change any Paying Agent and Registrar without notice to holders of either the Senior Notes (the "Senior Noteholders") or of the Senior Subordinated Notes (the "Senior Subordinated Noteholders," and together with the Senior Noteholders, the "Holders"). The Company will pay principal (and premium, if any) on the Senior Notes at the Senior Note Trustee's corporate office, and will pay principal (and premium, if any) on the Senior Subordinated Notes at the Senior Subordinated Note Trustee's corporate office, each such office located in New York, New York. At the Company's option, interest may be paid at the Senior Note Trustee's corporate trust office (in the case of interest payments on the Senior Notes) or the Senior Subordinated Note Trustee's corporate trust office (in the case of interest payments on the Senior Subordinated Notes) or by check mailed to the registered address of the relevant Holders.

  As used below in this "Description of Notes," the "Company" means Smith's Food & Drug Centers, Inc., but not any of the Subsidiaries.

PRINCIPAL AND MATURITY OF AND INTEREST ON THE NOTES

  The Senior Notes are limited in aggregate principal amount to $150,000,000 and will mature on May 15, 2006. The Senior Subordinated Notes are limited in aggregate principal amount to $350,000,000 and will mature on May 15 , 2007. Interest on the Notes will accrue at the rates per annum set forth on the cover page of this Prospectus. Interest on the Notes will be payable semi-annually on each May 15 and November 15 , commencing on November 15, 1996, to the Holders of record on the immediately preceding May 1 and November 1.

  Interest on the Notes will accrue from the most recent date to which interest has been paid or, if no interest has been paid, from the date of issuance. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

OPTIONAL REDEMPTION OF THE SENIOR NOTES

  The Senior Notes will be redeemable, at the option of the Company, in whole at any time or in part from time to time, on and after May 15, 2001, at the following redemption prices (expressed as percentages of the principal amount) if redeemed during the twelve-month period commencing on May 15 of the year set forth below, plus, in each case, accrued and unpaid interest, if any, to the date of redemption:

                                                        REDEMPTION
         YEAR                                             PRICE
         ----                                           ----------
         2001..........................................        %
         2002..........................................        %
         2003..........................................        %
         2004 and thereafter...........................   100.0%

  In addition, on or prior to May 15, 1999, the Company may, at its option, use the Net Cash Proceeds of one or more Public Equity Offerings to redeem up to an aggregate of 35% of the principal amount of the Senior Notes originally issued, at the following redemption prices (expressed as percentages of the principal amount) if redeemed during the 12 months commencing on May 15 of the year set forth below plus, in each case, accrued and unpaid interest, if any, to the date of redemption (provided that the redemption notice shall have been sent not later than 60 days after the consummation of such Public Equity Offering):

                                                        REDEMPTION
         YEAR                                             PRICE
         ----                                           ----------
         1996..........................................       %
         1997..........................................       %
         1998..........................................       %

OPTIONAL REDEMPTION OF THE SENIOR SUBORDINATED NOTES

  The Senior Subordinated Notes will be redeemable, at the option of the Company, in whole at any time or in part from time to time, on and after May 15, 2001, at the following redemption prices (expressed as percentages of the principal amount) if redeemed during the twelve-month period commencing on May 15 of the year set forth below, plus, in each case, accrued and unpaid interest to the date of redemption:

                                                        REDEMPTION
         YEAR                                             PRICE
         ----                                           ----------
         2001..........................................        %
         2002..........................................        %
         2003..........................................        %
         2004 and thereafter...........................   100.0%

  In addition, on or prior to May 15, 1999, the Company may, at its option, use the Net Cash Proceeds of one or more Public Equity Offerings to redeem up to an aggregate of 35% of the principal amount of the Senior Subordinated Notes originally issued, at the following redemption prices (expressed as percentages of the principal amount) if redeemed during the 12 months commencing on May 15 of the year set forth below, plus, in each case, accrued and unpaid interest, if any, to the date of redemption (provided that the redemption notice shall have been sent not later than 60 days after the consummation of such Public Equity Offering):

                                                        REDEMPTION
         YEAR                                             PRICE
         ----                                           ----------
         1996..........................................       %
         1997..........................................       %
         1998..........................................       %

  The documents evidencing Senior Indebtedness will restrict the Company's ability to optionally redeem Senior Subordinated Notes.

NOTICES AND SELECTION

  In the event of a redemption of less than all of the Senior Notes or the Senior Subordinated Notes, as the case may be, such Notes will be selected for redemption by the appropriate Trustee pro rata, by lot or by any other method that such Trustee considers fair and appropriate and, if such Notes are listed on any securities exchange, by a method that complies with the requirements of such exchange; provided, however, that any redemption of the Senior Notes or the Senior Subordinated Notes pursuant to the provisions relating to a Public Equity Offering shall be made on a pro rata basis (with respect to the applicable class of Notes) unless such method is otherwise prohibited. Notice of redemption will be mailed at least 30 days but not more than 60 days before the date of redemption to each Holder of Notes to be redeemed at such Holder's registered address. On and after the date of redemption, interest will cease to accrue on Notes or portions thereof called for redemption (unless the Company shall default in the payment of the redemption price or accrued interest). Notes that are redeemed by the Company or that are purchased by the Company pursuant to a Net Proceeds Offer (as defined under "--Certain Covenants--Limitation on Asset Sales") or pursuant to a Change of Control Offer as described under "--Change of Control" below or that are otherwise acquired by the Company will be surrendered to the appropriate Trustee for cancellation.

RANKING OF THE SENIOR NOTES

  The Senior Notes are senior unsecured obligations of the Company. The Senior Notes will rank senior in right of payment to all Subordinated Indebtedness of the Company, including the Senior Subordinated Notes. The Senior Notes will rank pari passu in right of payment with all unsubordinated Indebtedness and other liabilities of the Company, but will be effectively subordinated to all secured Indebtedness of the Company. The borrowings and obligations under the Credit Agreement (and the related guarantees) are secured by substantially all of the assets of the Company and the Subsidiaries. At December 30, 1995, on a pro forma basis after giving effect to the Transactions and the California Disposition, the Company would have had approximately $813.2 million aggregate amount of secured Indebtedness and other obligations outstanding (other than guarantees of the New Credit Facility), which amount excludes any borrowings or amounts available to be borrowed under the New Revolving Facility.

  The Senior Notes will be effectively subordinated to all existing and future liabilities, including Indebtedness, of the Subsidiaries. At December 30, 1995, after giving pro forma effect to the Transactions and the California Disposition, the Subsidiaries would have had Indebtedness and other liabilities reflected on the Company's consolidated balance sheet (other than guarantees of the New Credit Facility), including trade payables and accrued expenses, of approximately $148.4 million.

SUBORDINATION OF THE SENIOR SUBORDINATED NOTES

  The payment of the Obligations on the Senior Subordinated Notes will be subordinated in right of payment, as set forth in the Senior Subordinated Note Indenture, to the prior payment in full in cash or Cash Equivalents of all Senior Indebtedness, whether outstanding on the Issue Date or thereafter Incurred, including, with respect to Designated Senior Indebtedness, any interest accruing subsequent to a bankruptcy or other similar proceeding whether or not such interest is an allowed claim enforceable against the Company in a bankruptcy case under Title 11 of the United States Code.

  Upon any distribution of assets of the Company of any kind or character, whether in cash, property or securities upon any dissolution, winding up, total or partial liquidation or reorganization of the Company (including, without limitation, in bankruptcy, insolvency, or receivership proceedings or upon any assignment for the benefit of creditors or any other marshalling of the Company's assets and liabilities), the holders of Senior Indebtedness shall first be entitled to receive payment in full in cash or Cash Equivalents of all amounts payable under Senior Indebtedness (including, with respect to Designated Senior Indebtedness, any interest accruing after the commencement of any such proceeding at the rate specified in the applicable Designated Senior Indebtedness whether or not such interest is an allowed claim enforceable against the Company in any such proceeding) before the Holders of Senior Subordinated Notes will be entitled to receive any payment with respect to the Senior

Subordinated Notes (excluding Permitted Subordinated Reorganization Securities), and until all Obligations with respect to Senior Indebtedness are paid in full in cash or Cash Equivalents, any distribution to which the Holders of Senior Subordinated Notes would be entitled (excluding Permitted Subordinated Reorganization Securities) shall be made to the holders of Senior Indebtedness.

  No direct or indirect payment (other than payments by a trust previously established pursuant to the provisions described under "--Defeasance of Indenture" below) by or on behalf of the Company of Obligations on the Senior Subordinated Notes whether pursuant to the terms of the Senior Subordinated Notes or upon acceleration or otherwise shall be made if, at the time of such payment, there exists a default in the payment of all or any portion of principal of, premium, if any, or interest on (i) any Designated Senior Indebtedness or (ii) any other Senior Indebtedness which, at the time of determination, is equal to or greater than $50 million in aggregate principal amount ("Significant Senior Indebtedness") (and the Senior Subordinated Note Trustee has received written notice thereof), and such default shall not have been cured or waived by or on behalf of the holders of such Designated Senior Indebtedness or Significant Senior Indebtedness, as the case may be, or shall have ceased to exist, until such default shall have been cured or waived or shall have ceased to exist or such Designated Senior Indebtedness or Significant Senior Indebtedness, as the case may be, shall have been discharged or paid in full in cash or Cash Equivalents, after which the Company shall resume making any and all required payments in respect of the Senior Subordinated Notes, including any missed payments.

  In addition, during the continuance of any other event of default with respect to any Designated Senior Indebtedness pursuant to which the maturity thereof may be accelerated, upon the earliest to occur of (a) receipt by the Senior Subordinated Note Trustee of written notice from the holders of a majority of the outstanding principal amount of the Designated Senior Indebtedness or their representative, or (b) if such event of default results from the acceleration of the Senior Subordinated Notes, the date of such acceleration, no such payment (other than payments by a trust previously established pursuant to the provisions described under "--Defeasance of Indenture" below) may be made by the Company upon or in respect of the Senior Subordinated Notes for a period ("Payment Blockage Period") commencing on the earlier of the date of receipt of such notice or the date of such acceleration and ending 179 days thereafter (unless (x) such Payment Blockage Period shall be terminated by written notice to the Senior Subordinated Note Trustee from the holders of a majority of the outstanding principal amount of such Designated Senior Indebtedness or their representative who delivered such notice or (y) such default is cured or waived, or ceases to exist or such Designated Senior Indebtedness is discharged or paid in full in cash or Cash Equivalents), after which the Company shall resume making any and all required payments in respect of the Senior Subordinated Notes, including any missed payments. Notwithstanding anything herein to the contrary, in no event will a Payment Blockage Period extend beyond 179 days from the date on which such Payment Blockage Period was commenced. Not more than one Payment Blockage Period may be commenced with respect to the Senior Subordinated Notes during any period of 365 consecutive days. No event of default which existed or was continuing on the date of the commencement of any Payment Blockage Period with respect to the Designated Senior Indebtedness initiating such Payment Blockage Period shall be, or be made, the basis for the commencement of a second Payment Blockage Period by the holders of such Designated Senior Indebtedness or their representative whether or not within a period of 365 consecutive days unless such event of default shall have been cured or waived for a period of not less than 90 consecutive days.

  If the Company fails to make any payment on the Senior Subordinated Notes when due or within any applicable grace period, whether or not on account of the payment blockage provisions referred to above, such failure would constitute an Event of Default under the Senior Subordinated Note Indenture and would enable the Senior Subordinated Noteholders to accelerate the maturity thereof. See "--Events of Default."

  By reason of such subordination, in the event of the insolvency of the Company, the Holders of Senior Subordinated Notes may recover less, ratably, than holders of Senior Indebtedness.

  At December 30, 1995, on a pro forma basis after giving effect to the Transactions and the California Disposition, the Company would have had approximately $963.2 million aggregate amount of Senior Indebtedness outstanding, which amount excludes any borrowings or amounts available to be borrowed under the New Revolving Facility.

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


  In addition, the Senior Subordinated Notes will be effectively subordinated to all existing and future liabilities, including Indebtedness, of the Subsidiaries. At December 30, 1995, after giving pro forma effect to the Transactions, the Subsidiaries would have had Indebtedness and other liabilities reflected on the Company's consolidated balance sheet (other than guarantees of Senior Indebtedness), including trade payables and accrued expenses, of approximately $148.4 million.

CHANGE OF CONTROL

  Each of the Indentures will provide that, upon the occurrence of a Change of Control, each Holder of Notes issued thereunder will have the right to require the repurchase of such Holder's Notes pursuant to the offer described below (the "Change of Control Offer"), at a purchase price equal to 101% of the principal amount thereof plus accrued and unpaid interest to the date of repurchase (the "Change of Control Offer Price").

  Each of the Indentures will provide that no later than 30 days following the date upon which the Change of Control occurred, the Company must send, by first class mail, a notice to each Holder of Notes issued under such Indenture, with a copy to the applicable Trustee, which notice shall govern the terms of the Change of Control Offer. The Indentures shall require that notice of an event giving rise to a Change of Control shall be given on the same date and in the same manner to all Holders. Such notice shall state, among other things, the purchase date, which must be no earlier than 30 days nor later than 40 days from the date such notice is mailed, other than as may be required by law (the "Change of Control Payment Date"). Each Indenture shall provide that the Change of Control Payment Date under the Senior Note Indenture with respect to any Change of Control shall be one business day prior to the Change of Control Payment Date under the Senior Subordinated Note Indenture with respect to such Change of Control. Holders electing to have a Note purchased pursuant to a Change of Control Offer will be required to surrender the Note, with the form entitled "Option of Holder to Elect Purchase" on the reverse of the Note completed, to the applicable Paying Agent at the address specified in the notice prior to the close of business on the Business Day prior to the applicable Change of Control Payment Date. Each Change of Control Offer is required to remain open for at least 20 Business Days or such longer period as may be required by law.

  The Senior Subordinated Note Indenture will further provide that, notwithstanding the foregoing, prior to the mailing of the notice of a Change of Control Offer referred to above, within 30 days following a Change of Control, the Company shall either (a) repay in full all Indebtedness, and terminate all commitments, under the Credit Agreement to the extent required upon a change of control pursuant to the terms thereof (or offer to repay in full all such Indebtedness and terminate all such commitments and repay all such Indebtedness owed to each lender which has accepted such offer and terminate all such commitments of each such lender), or (b) obtain the requisite consents under the Credit Agreement, the terms of which require repayment upon a change of control, to permit the repurchase of the Senior Subordinated Notes as provided above. The Company shall first comply with the covenant in the immediately preceding sentence before it shall be required to repurchase Senior Subordinated Notes pursuant to the provisions described above. The Company's failure to comply with the covenants described in this paragraph shall constitute an Event of Default under the Senior Subordinated
Note Indenture.

  In addition, the Senior Subordinated Note Indenture will provide that prior to purchasing Senior Subordinated Notes tendered in a Change of Control Offer, the Company shall purchase all Senior Notes (or permitted refinancings thereof) which it is required to purchase by reason of such Change of Control pursuant to the provisions of the Senior Note Indenture as in effect on the Issue Date.

  Notwithstanding the foregoing, the Company shall not be required to make a Change of Control Offer, as provided above, if, in connection with any Change of Control, it has made an offer to purchase (an "Alternate Offer") any and all Notes validly tendered at a cash price equal to or higher than the Change of Control Offer Price and has purchased all Notes properly tendered in accordance with the terms of such Alternate Offer.

  The Company must comply with Rule 14e-1 under the Exchange Act and other provisions of state and federal securities laws to the extent applicable in connection with a Change of Control Offer or an Alternate Offer.

CERTAIN COVENANTS

  Except as otherwise specified below, each of the Indentures will contain, among other things, the following covenants:

  Limitation on Restricted Payments. Each of the Indentures will provide that the Company shall not, and shall not permit any Restricted Subsidiary to, directly or indirectly, make any Restricted Payment if, at the time of such proposed Restricted Payment, or after giving effect thereto, (a) a Default or an Event of Default shall have occurred and be continuing, (b) the Company could not Incur $1.00 of additional Indebtedness pursuant to the proviso in the covenant described under "--Limitation on Incurrences of Additional Indebtedness" below or (c) the aggregate amount expended for all Restricted Payments, including such proposed Restricted Payment (the amount of any Restricted Payment, if other than cash, to be the fair market value thereof at the date of payment as determined in good faith by the Board of Directors of the Company as evidenced by a Board Resolution), subsequent to the Issue Date, shall exceed the sum of (i) 50% of the aggregate Consolidated Net Income (or if such aggregate Consolidated Net Income is a loss, minus 100% of such loss) earned during the period beginning on the Issue Date and ending on the date of the proposed Restricted Payment (the "Reference Date") plus (ii) 100% of the aggregate Net Proceeds received by the Company from any Person (other than a Subsidiary) from the issuance and sale (including upon exchange or conversion for other securities of the Company) subsequent to the Issue Date and on or prior to the Reference Date of Qualified Capital Stock (excluding (A) Qualified Capital Stock paid as a dividend on any Capital Stock or as interest on any Indebtedness and (B) any Net Proceeds from issuances and sales financed directly or indirectly using funds borrowed from the Company or any Subsidiary, until and to the extent such borrowing is repaid), plus (iii) 100% of the Net Proceeds from (x) the sale or other disposition of Investments (other than Permitted Investments described in clauses (i)-(vi) inclusive) made by the Company or any Restricted Subsidiary or (y) the sale of the Capital Stock of any Unrestricted Subsidiary by the Company or any Restricted Subsidiary or the sale of all or substantially all of the assets of any Unrestricted Subsidiary to the extent that a liquidating dividend or similar distribution is paid to the Company or any Restricted Subsidiary from the proceeds of such asset sale.

  The Indentures will provide that the provisions set forth in the immediately preceding paragraph will not prevent (1) the payment of any dividend within 60 days after the date of its declaration if the dividend would have been permitted on the date of declaration, (2) the acquisition of any shares of Capital Stock of the Company or the repurchase, redemption or other repayment of any Subordinated Indebtedness, in each case, in exchange for or solely out of the Net Cash Proceeds of the substantially concurrent sale (other than to a Subsidiary) of shares of Qualified Capital Stock of the Company, provided that no proceeds of such sale of Qualified Capital Stock shall be included in clause (ii) of the preceding paragraph, (3) the repurchase, redemption or other repayment of any Subordinated Indebtedness in exchange for or solely out of the Net Cash Proceeds of the substantially concurrent sale (other than to a Subsidiary) of Subordinated Indebtedness of the Company with an Average Life equal to or greater than the then remaining Average Life of the Subordinated Indebtedness repurchased, redeemed or repaid, and (4) Permitted Payments; provided, however, that, at the time of, and after giving effect to, any Restricted Payment made under clause (3) or (4), no Default or Event of Default shall have occurred and be continuing; provided, further, however, that the declaration of each dividend paid in accordance with clause (1) above and each payment under clause (ii), (iv) or (vii) of the definition of "Permitted Payments" shall each be counted for purposes of computing amounts expended pursuant to subclause (c) in the immediately preceding paragraph, and no amounts expended pursuant to clause (2) or (3) above or clause (i), (iii),
(v), (vi), (viii), (ix) or (x) of the definition of "Permitted Payments" shall be so counted.

  Limitation on Incurrences of Additional Indebtedness. Each of the Indentures will provide that the Company shall not, and shall not permit any Restricted Subsidiary to, directly or indirectly, Incur any Indebtedness other than Permitted Indebtedness; provided, however, that if no Default with respect to payment of principal of, or interest on, the Notes issued under such Indenture or Event of Default under such Indenture shall have occurred and be continuing at the time or as a consequence of the Incurrence of any such Indebtedness, the Company or any Restricted Subsidiary may Incur Indebtedness if immediately after giving effect to the Incurrence of such Indebtedness the Operating Coverage Ratio would be greater than 2.0 to 1.0.

  Limitation on Liens. The Senior Note Indenture will provide that the Company shall not, and shall not permit any Restricted Subsidiary to, directly or indirectly, create, incur, assume or suffer to exist any Liens upon any asset or property of the Company or any Restricted Subsidiary unless the Senior Notes are equally and ratably secured by the Liens covering such asset or property. The foregoing shall not prohibit (i) existing and future Liens securing Indebtedness and other obligations of the Company and the Restricted Subsidiaries under the Credit Agreement and related documents or any refinancing or replacement thereof in whole or in part permitted under the Senior Note Indenture; (ii) Permitted Liens; (iii) Liens securing Acquired Indebtedness Incurred in accordance with the Senior Note Indenture; provided that such Liens (x) are not incurred in connection with, or in contemplation of, the acquisition of the property or assets acquired and (y) do not extend to or cover any property or assets of the Company or any Restricted Subsidiary other than the property or assets so acquired; (iv) Liens to secure Capitalized Lease Obligations and other Indebtedness that is otherwise permitted under the Senior Note Indenture; provided that (A) any such Lien is created solely for the purpose of securing such other Indebtedness representing, or Incurred to finance, refinance or refund, the cost (including sales and excise taxes, installation and delivery charges and other direct costs of, and other direct expenses paid or charged in connection with, the purchase (whether through stock or asset purchase, merger or otherwise) or construction) or improvement of the property subject thereto (whether real or personal, including fixtures and other equipment), (B) the principal amount of the Indebtedness secured by such Lien does not exceed 100% of such costs and
(C) such Lien does not extend to or cover any property other than such item of property and any improvements on such item; (v) Liens existing on the Issue Date (after giving effect to the Transactions); and (vi) any replacement, extension or renewal, in whole or in part, of any Lien described in this or the foregoing clauses including in connection with any refinancing of the Indebtedness, in whole or in part, secured by any such Lien; provided that to the extent any such clause limits the amount secured or the assets subject to such Liens, no extension or renewal shall increase the amount or the assets subject to such Liens, except to the extent that the Liens associated with such additional assets are otherwise permitted hereunder.

  The Senior Subordinated Note Indenture will provide that the Company shall not, and shall not permit any Restricted Subsidiary to, directly or indirectly, create, incur, assume or suffer to exist any Lien (other than Permitted Liens pursuant to clauses (i) through (xv) of the definition thereof) that secures any Indebtedness of the Company which is expressly by its terms subordinated in right of payment to any other Indebtedness of the Company on any asset or property of the Company or any Restricted Subsidiary, unless the Senior Subordinated Notes are secured by a Lien on such asset or property that is (x) pari passu with such other Indebtedness if such other Indebtedness is pari passu with the Senior Subordinated Notes or (y) if such other Indebtedness is subordinated to the Senior Subordinated Notes, senior in priority to the Lien securing such other Indebtedness, in each case, until such time as such obligations are no longer secured by a Lien.

  Limitation on Asset Sales. Each of the Indentures will provide that the Company shall not, and shall not permit any Restricted Subsidiary to, consummate an Asset Sale unless (a) the Company or such Restricted Subsidiary, as the case may be, receives consideration at the time of such Asset Sale at least equal to the fair market value of the assets sold or otherwise disposed of (as determined in good faith by the Company) and (b) upon consummation of such Asset Sale, the Company will within 365 days of the receipt of the proceeds therefrom: (i) apply or cause such Restricted Subsidiary to apply the Net Cash Proceeds of such Asset Sale to (A) a Related Business Investment, (B) an investment in properties and assets that replace the properties and assets that are the subject of such Asset Sale or (C) an investment in properties and assets that will be used in the business of the Company and the Restricted Subsidiaries existing on the Issue Date or in businesses reasonably related thereto; (ii) in the case of a sale of a store or stores, deem such Net Cash Proceeds to have been applied to the extent of any capital expenditures made to acquire or construct a replacement store in the general vicinity of the store sold within 365 days preceding the date of such Asset Sale; (iii) apply such Net

Cash Proceeds (or cause such Net Cash Proceeds to be applied) to the permanent repayment of Pari Passu Indebtedness or any Indebtedness of any Restricted Subsidiary or, in the case of the Senior Subordinated Note Indenture, Senior Indebtedness; provided, however, that the repayment of any revolving loan (under the Credit Agreement or otherwise) shall result in a permanent reduction in the commitment thereunder; (iv) use such Net Cash Proceeds to secure Letter of Credit Obligations to the extent the related letters of credit have not been drawn upon or returned undrawn; or (v) after such time as the accumulated Net Cash Proceeds not applied pursuant to the foregoing clauses (i) through (iv) equals or exceeds $20.0 million, apply such Net Cash Proceeds (or cause such Net Cash Proceeds to be applied) to the purchase of Notes issued under such Indenture tendered to the Company for purchase at a price equal to 100% of the principal amount thereof plus accrued and unpaid interest, if any, to the date of purchase pursuant to an offer to purchase made by the Company as set forth below (a "Net Proceeds Offer"); provided, however, that the Company shall have the right to exclude from the foregoing provisions Asset Sales subsequent to the Issue Date, the proceeds of which are derived from the sale and substantially concurrent lease-back of a supermarket and/or related assets or equipment which are acquired or constructed by the Company or a Restricted Subsidiary subsequent to the date that is six months prior to the Issue Date, provided that such sale and substantially concurrent lease-back occurs within 365 days following such acquisition or the completion of such construction, as the case may be. Pending the utilization of any Net Cash Proceeds in the manner (and within the time period) described above, the Company may use any such Net Cash Proceeds to repay revolving loans (under the Credit Agreement or otherwise) without a permanent reduction of the commitment thereunder.

  Each Net Proceeds Offer will be mailed to the record Holders of Senior Notes or Senior Subordinated Notes, as the case may be, as shown on the register of Holders of such Notes not less than 325 nor more than 365 days after the relevant Asset Sale, with a copy to the applicable Trustee, shall specify the purchase date (which shall be no earlier than 30 days nor later than 40 days from the date such notice is mailed) and shall otherwise comply with the procedures set forth in the applicable Indenture. Upon receiving notice of the Net Proceeds Offer, Holders of Senior Notes or Senior Subordinated Notes, as the case may be, may elect to tender their Notes in whole or in part in integral multiples of $1,000 in exchange for cash. To the extent Holders properly tender Senior Notes or Senior Subordinated Notes, as the case may be, in an amount exceeding the Net Proceeds Offer, Notes of tendering Holders will be repurchased on a pro rata basis (based on amounts tendered). A Net Proceeds Offer shall remain open for a period of 20 Business Days or such longer period as may be required by law.

  The Company must comply with Rule 14e-1 under the Exchange Act and other provisions of State and federal securities laws to the extent applicable in connection with a Net Proceeds Offer.

  Limitation on Dividends and Other Payment Restrictions Affecting Restricted Subsidiaries. Each of the Indentures will provide that the Company shall not, and shall not permit any Restricted Subsidiary to, directly or indirectly, create or suffer to exist, or allow to become effective any consensual Payment Restriction with respect to any of the Restricted Subsidiaries, except for (a) any such restrictions contained in (i) the Credit Agreement and related documents as any such Payment Restriction may apply to any present or future Subsidiary, (ii) the Indentures, (iii) any agreement in effect at or entered into on the Issue Date, as each of the agreements referred to in the foregoing clauses (i), (ii) or (iii) is in effect on the Issue Date or as thereafter amended, supplemented or amended and restated in a manner, as it relates to such restrictions, not materially adverse to the Holders of the Notes issued under such Indenture and (iv) Indebtedness of a Person existing at the time such Person becomes a Restricted Subsidiary (provided that (x) such Indebtedness is not Incurred in connection with, or in contemplation of, such Person becoming a Restricted Subsidiary, (y) such restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person so acquired and (z) such Indebtedness is otherwise permitted to be Incurred pursuant to the provisions of the covenant described under "-- Limitation on Incurrences of Additional Indebtedness" above); (b) limitations contained in agreements governing secured Indebtedness otherwise permitted to be Incurred pursuant to the provisions of the covenants described under "-- Limitation on Incurrences of Additional Indebtedness" and "--Limitation on Liens" above on the right of the debtor to dispose of the assets securing such Indebtedness; (c) customary non-assignment provisions restricting subletting or assignment of any lease or other agreement entered into by a Restricted Subsidiary; (d) customary net worth or similar provisions contained in leases and other agreements entered into by a Restricted Subsidiary in the ordinary course of business; (e) customary restrictions with respect to a Restricted Subsidiary pursuant to an agreement that has been entered into for the sale or disposition of all or substantially all of the Capital Stock or assets of such Restricted Subsidiary; (f) customary provisions in joint venture agreements and other similar agreements; (g) restrictions contained in Indebtedness Incurred to refinance, refund, extend or renew Indebtedness referred to in clauses (a) and
(b) above; provided that the restrictions contained therein are not materially more restrictive taken as a whole than those provided for in such Indebtedness being refinanced, refunded, extended or renewed; and (h) Payment Restrictions contained in any other Indebtedness permitted to be Incurred subsequent to the Issue Date pursuant to the provisions of the covenant described under "-- Limitation on Incurrences of Additional Indebtedness" above; provided that any such Payment Restrictions are ordinary and customary with respect to the type of Indebtedness being Incurred (under the relevant circumstances).

  Limitation on Transactions with Affiliates. Each of the Indentures will provide that the Company shall not, and shall not permit any Restricted Subsidiary to, in a single transaction or series of related transactions, (i) sell, lease, transfer or otherwise dispose of any of its properties or assets or issue securities (other than equity securities which do not constitute Disqualified Capital Stock) to, (ii) purchase any property, assets or securities from, (iii) make any Investment in, or (iv) enter into or suffer to exist any contract or agreement with or for the benefit of, an Affiliate or Significant Stockholder (or any Affiliate of such Significant Stockholder) of the Company or any Subsidiary (any of the foregoing, an "Affiliate Transaction"), unless (I) (A) such Affiliate Transaction is in the ordinary course of business or otherwise on terms that are at least as favorable to the Company or such Restricted Subsidiary, as the case may be, as might reasonably have been obtainable at such time from an unaffiliated party; (B) in the case of an Affiliate Transaction involving aggregate payments in excess of $2.0 million and less than or equal to $5.0 million, the Company or such Restricted Subsidiary, as the case may be, shall have delivered an officers' certificate to the applicable Trustee certifying that such Affiliate Transaction is on terms that are at least as favorable to the Company or such Restricted Subsidiary, as the case may be, as might reasonably have been obtainable at such time from an unaffiliated party; and (C) in the case of an Affiliate Transaction involving aggregate payments in excess of $5.0 million and less than or equal to $15.0 million, the Company or such Restricted Subsidiary, as the case may be, shall have delivered an officers' certificate to the applicable Trustee certifying to the same effect as specified in clause (B) above and also that such Affiliate Transaction has received the approval of a majority of the disinterested members of the Board of Directors of the Company or such Restricted Subsidiary, as the case may be, or, in the absence of any such approval, that an Independent Financial Advisor has provided the Board of Directors with written confirmation to the effect specified in clause
(II) below and (D) in the case of an Affiliate Transaction involving aggregate payments in excess of $15.0 million, an Independent Financial Advisor has provided the Board of Directors with written confirmation to the effect specified in clause (II) below or (II) the Company or a Restricted Subsidiary, as the case may be, delivers to the applicable Trustee a written opinion of an Independent Financial Advisor to the effect that such transaction is fair to the Company or such Restricted Subsidiary, as the case may be, from a financial point of view or that the terms of such Affiliate Transaction are at least as favorable to the Company or such Restricted Subsidiary, as the case may be, as those that might reasonably have been obtainable at such time from a Person that is not an Affiliate of the Company or such Restricted Subsidiary, as the case may be.

  The provisions of the foregoing paragraph shall not apply to (i) any Permitted Payment, (ii) any Restricted Payment that is made in compliance with the provisions of the covenant described under "--Limitation on Restricted Payments" above, (iii) reasonable and customary fees and compensation paid to, and indemnity provided on behalf of, officers, directors, consultants or employees of the Company or any Restricted Subsidiary, as determined in good faith by the Board of Directors of the Company or such Restricted Subsidiary or the senior management thereof, (iv) transactions exclusively between or among the Company and any of its wholly owned Restricted Subsidiaries or exclusively between or among such wholly owned Restricted Subsidiaries; provided such transactions are not otherwise prohibited by the applicable Indenture, (v) the Standstill Agreement and any other agreement in effect on the Issue Date as in effect on such date (or any transaction contemplated thereby) or as amended thereafter (including transactions contemplated pursuant to such amendment) so long as any such amendment is not disadvantageous to the Holders of the Senior Notes or the Senior Subordinated Notes, as the case may be, in any material respect, (vi) the existence of, or the performance by the Company or any of the Restricted Subsidiaries of its obligations under the terms of, any stockholders agreement (including any registration rights agreement or purchase agreement related thereto) to which it is a party as of the Issue Date and any similar agreements which it may enter into thereafter; provided, however, that the existence of, or the performance by the Company or any Restricted Subsidiary of obligations under any future amendment to, any such existing agreement or under any similar agreement entered into after the Issue Date shall only be permitted by this clause (vi) to the extent that the terms of any such amendment or new agreement are not otherwise disadvantageous to the Holders of the Senior Notes or the Senior Subordinated Notes, as the case may be, in any material respect, (vii) transactions permitted by, and complying with, the provisions of the covenant described under "--Limitation on Mergers and Certain Other Transactions" below and (viii) transactions with suppliers or other purchases or sales of goods or services, in each case in the ordinary course of business (including, without limitation, pursuant to joint venture agreements) and otherwise in compliance with the terms of the applicable Indenture which are fair to the Company, in the reasonable determination of the Board of Directors of the Company or the senior management thereof, or are on terms at least as favorable as might reasonably have been obtained at such time from an unaffiliated party.

  Limitation on Subsidiary Assets and Indebtedness. If at any time subsequent to the Issue Date (i)(a) the Company transfers any of its property, plant or equipment to one or more of the Restricted Subsidiaries (other than Guarantors) and (b) as a result of such transfer or transfers, the book value of all such transferred property, plant and equipment of the Company and the Guarantors, as reflected on a balance sheet prepared in accordance with GAAP in any filing made with the Commission, is greater than 35% of the then book value of the total property, plant and equipment of the Company and the Restricted Subsidiaries, on a consolidated basis; or (ii) any Restricted Subsidiary (other than a Guarantor) incurs Indebtedness (other than Permitted Indebtedness pursuant to clause (a) (to the extent such Indebtedness represents a guarantee of obligations under the Credit Agreement or a revolving loan thereunder), (b), (c), (d), (g), (h), (i), (j), (k) or (l) of the definition thereof) that, together with any other Indebtedness (including Permitted Indebtedness) Incurred subsequent to the Issue Date by all Restricted Subsidiaries (other than those that are then Guarantors) then outstanding, would represent more than 35% of the consolidated total long-term Indebtedness of the Company and the Restricted Subsidiaries as reflected on a balance sheet prepared in accordance with GAAP in any filing made with the Commission (each of the foregoing clauses (i) and (ii) being referred to herein as a "Guarantee Condition"), then the Company shall, promptly following any such filing with the Commission, cause one or more of the Restricted Subsidiaries to unconditionally guarantee, jointly and severally, (x) the Company's obligations under the Senior Notes on a senior unsecured basis (the "Senior Note Guarantees") and (y) the Company's obligations under the Senior Subordinated Notes on a senior subordinated unsecured basis (the "Senior Subordinated Note Guarantees", and together with the Senior Note Guarantees, the "Guarantees"), pursuant to supplemental indentures satisfactory in form to the applicable Trustees, so that following the issuance of such Guarantees, neither of the Guarantee Conditions shall exist. The Indebtedness represented by each Senior Subordinated Note Guarantee (including the payment of Obligations on the Senior Subordinated Notes) will be subordinated on the same basis to senior indebtedness of the Guarantors as the Senior Subordinated Notes are subordinated to Senior Indebtedness. So long as no Default or Event of Default shall have occurred and be continuing, one or more Guarantors may be released within 10 Business Days following any filing with the Commission from their Guarantees pursuant to supplemental indentures or such other instruments satisfactory in form to the applicable Trustees if after giving effect to such release neither of the Guarantee Conditions shall exist. Notwithstanding the foregoing, neither of the Guarantee Conditions shall be deemed to exist during any period when the Company's Operating Coverage Ratio is greater than 3.0 to 1.0.

  Upon the sale or disposition (whether by merger, stock sale, asset sale or otherwise) to any Person which is not a Restricted Subsidiary of all of the Company's or any Subsidiary's Capital Stock in, or all or substantially all of the assets of, any Guarantor, which sale or disposition is otherwise in compliance with the Indentures, in each case, such Guarantor shall be deemed released from all its obligations under its Senior Note Guarantee and its Senior Subordinated Note Guarantee.

  The obligations of each Guarantor under each of its Senior Note Guarantee and its Senior Subordinated Note Guarantee would be limited to the maximum amount as will, after giving effect to all other contingent and fixed liabilities of such Guarantor and after giving effect to any collections from or payments made by or on behalf of any other Guarantor in respect of the obligations of such other Guarantor under its Senior Note Guarantee or Senior Subordinated Note Guarantee, as the case may be, or pursuant to its contribution obligations under the applicable Indenture, result in the obligations of such Guarantor under such Guarantee not constituting a fraudulent conveyance or fraudulent transfer under federal or state law. Each Guarantor that makes a payment or distribution under a Senior Note Guarantee or Senior Subordinated Note Guarantee, as the case may be, shall be entitled to a contribution from each other Guarantor in a pro rata amount based on the relative net assets of each Guarantor.

  Limitation on Preferred Stock of Restricted Subsidiaries. Each of the Indentures will provide that the Company shall not permit any of the Restricted Subsidiaries to issue any Preferred Stock (other than to the Company or to a wholly owned Restricted Subsidiary) or permit any Person (other than the Company or a wholly owned Restricted Subsidiary) to own any Preferred Stock of any Restricted Subsidiary.

  Limitation on Mergers and Certain Other Transactions. Each of the Indentures will provide that the Company, in a single transaction or through a series of related transactions, shall not (i) consolidate with or merge with or into any other Person, or transfer (by lease, assignment, sale or otherwise) all or substantially all of its properties and assets as an entirety or substantially as an entirety to another Person or group of affiliated Persons or (ii) adopt a Plan of Liquidation, unless, in either case, (1) either the Company shall be the continuing Person, or the Person (if other than the Company) formed by such consolidation or into which the Company is merged or to which all or substantially all of the properties and assets of the Company as an entirety or substantially as an entirety are transferred (or, in the case of a Plan of Liquidation, any Person to which assets are transferred) (the Company or such other Person being hereinafter referred to as the "Surviving Person") shall be a corporation organized and validly existing under the laws of the United States, any state thereof or the District of Columbia, and shall expressly assume, by supplemental indenture, all the obligations of the Company under such Indenture and the Notes issued thereunder; (2) immediately after and giving effect to such transaction and the assumption contemplated by clause
(1) above and the Incurrence or anticipated Incurrence of any Indebtedness to be Incurred in connection therewith, the Surviving Person shall have a Consolidated Net Worth equal to or greater than the Consolidated Net Worth of the Company immediately preceding the transaction; and (3) immediately before and immediately after giving effect to such transaction and the assumption of the obligations as set forth in clause (1) above and the Incurrence or anticipated Incurrence of any Indebtedness to be Incurred in connection therewith, no Default or Event of Default shall have occurred and be continuing.

  Each of the Indentures will provide that upon any consolidation or merger or any transfer of all or substantially all of the assets of the Company or any adoption of a Plan of Liquidation by the Company in accordance with the foregoing, the surviving Person formed by such consolidation or into which the Company is merged or to which such transfer is made (or, in the case of a Plan of Liquidation, to which assets are transferred) shall succeed to, and be substituted for, and may exercise every right and power of, the Company under such Indenture with the same effect as if such surviving Person had been named as the Company therein; provided, however, that solely for purposes of computing amounts described in subclause (c) of the first paragraph of the covenant described under "--Limitation on Restricted Payments" above, any such surviving Person shall only be deemed to have succeeded to and be substituted for the Company with respect to periods subsequent to the effective time of such merger, consolidation or transfer of assets.

  For purposes of the foregoing, the transfer (by lease, assignment, sale or otherwise) of all or substantially all of the properties and assets of one or more Subsidiaries, the Capital Stock of which constitutes all or substantially all of the properties and assets of the Company shall be deemed to be the transfer of all or substantially all of the properties and assets of the Company.

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

  Limitation on Other Senior Subordinated Indebtedness. The Senior Note Indenture will provide that the Company shall not, directly or indirectly, Incur any Indebtedness that by its terms (or by the terms of any agreement governing such Indebtedness) is subordinate in right of payment to any other Indebtedness of the Company unless such Indebtedness is also by its terms (or by the terms of the agreement governing such Indebtedness) made expressly subordinate in right of payment to the Senior Notes in the same manner and at least to the same extent as such Indebtedness is subordinated pursuant to subordination provisions that are most favorable to the holders of any other Indebtedness of the Company.

  The Senior Subordinated Note Indenture will provide that the Company shall not, directly or indirectly, incur any Indebtedness that by its terms (or by the terms of the agreement governing such Indebtedness) is subordinate in right of payment to any other Indebtedness of the Company unless such Indebtedness is also by its terms (or the terms of the agreement governing such Indebtedness) made expressly either (a) pari passu in right of payment with the Senior Subordinated Notes or (b) subordinate in right of payment to the Senior Subordinated Notes in the same manner and at least to the same extent as the Senior Subordinated Notes are subordinate to Senior Indebtedness.

  Limitation on Restricted and Unrestricted Subsidiaries. Each of the Indentures will provide that the Board of Directors of the Company may, if no Default or Event of Default shall have occurred and be continuing or would result therefrom, designate any Restricted Subsidiary to be an Unrestricted Subsidiary if such designation is at that time permitted under "--Limitation on Restricted Payments" above. Each of the Indentures will also provide that the Board of Directors of the Company may, if no Default or Event of Default shall have occurred and be continuing or would result therefrom, designate an Unrestricted Subsidiary to be a Restricted Subsidiary; provided, however, that
(i) any such redesignation shall be deemed to be an Incurrence as of the date of such redesignation by the Company and the Restricted Subsidiaries of the Indebtedness (if any) of such redesignated Subsidiary for purposes of "-- Limitation on Incurrences of Additional Indebtedness" above; and (ii) unless such redesignated Subsidiary shall not have any Indebtedness outstanding (other than Indebtedness which would be Permitted Indebtedness), no such designation shall be permitted if immediately after giving effect to such redesignation and the Incurrence of any such Indebtedness, the Company could not incur $1.00 of additional Indebtedness pursuant to the proviso of the covenant described under "--Limitation on Incurrences of Additional Indebtedness" above. Any such designation by the Board of Directors of the Company shall be evidenced to the Trustee by the filing with the Trustee of a certified copy of the Board Resolution of the Company's Board of Directors giving effect to such designation or redesignation and an officers' certificate certifying that such designation or redesignation complied with the foregoing conditions and setting forth in reasonable detail the underlying calculations.

  Each of the Indentures will provide that Subsidiaries that are not designated by the Board of Directors as Restricted or Unrestricted Subsidiaries will be deemed to be Restricted Subsidiaries. The designation of a Restricted Subsidiary as an Unrestricted Subsidiary shall be deemed to include a designation of all of the subsidiaries of such Unrestricted Subsidiary as Unrestricted Subsidiaries.

REPORTS TO HOLDERS

  Each Indenture will provide that the Company shall deliver to the Trustee thereunder within 15 days after the filing of the same with the Commission, copies of the quarterly and annual report and other reports, if any, which the Company is required to file with the Commission pursuant to Section 13 or 15(d) of the Exchange Act. Each Indenture will further provide that, notwithstanding that the Company may not be subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, the Company shall file with the Commission, to the extent permitted, and provide the Trustee under such Indenture and Holders of the Notes issued thereunder with such annual reports and such information, documents and other reports specified in Sections 13 and 15(d) of the Exchange Act. The Company will also comply with the other provisions of TIA (S) 314(a).

EVENTS OF DEFAULT

  The following events constitute "Events of Default" under each of the
Indentures: (i) failure to make any interest payment on the applicable Notes when due and the continuance of such default for a period of 30 days (in the case of the Senior Subordinated Note Indentures, whether or not prohibited by the provisions described under "--Subordination of the Senior Subordinated Notes"); (ii) failure to pay principal of, or premium, if any, on the applicable Notes when due, whether at maturity, upon acceleration, redemption, required repurchase or otherwise (in the case of the Senior Subordinated Note Indentures, whether or not prohibited by the provisions described under "--Subordination of the Senior Subordinated Notes"); (iii) failure to comply with any other agreement contained in the applicable Notes or the applicable Indenture, if such failure continues unremedied for 30 days after written notice given by the applicable Trustee or the Holders of at least 25% in principal amount of the applicable Notes then outstanding (except in the case of a default with respect to the covenants described under "--Change of Control," "--Certain Covenants--Limitation on Restricted Payments," "--Limitation on Asset Sales" and "--Limitation on Mergers and Certain Other Transactions," which shall constitute Events of Default with notice but without passage of time); (iv) a default under any Indebtedness of the Company or any Restricted Subsidiary, whether such Indebtedness now exists or shall hereinafter be created, if both (A) such default either (1) results from the failure to pay any such Indebtedness at its stated final maturity or (2) relates to an obligation other than the obligation to pay such Indebtedness at its stated final maturity and results in the holder or holders of such Indebtedness causing such Indebtedness to become due prior to its stated maturity and (B) the principal amount of such Indebtedness, together with the principal amount of any other such Indebtedness in default for failure to pay principal at stated final maturity or the maturity of which has been so accelerated, aggregates $20 million or more at any one time outstanding; (v) any final judgment or order for payment of money in excess of $20 million shall be entered against the Company or any Significant Subsidiary and shall not be discharged for a period of 60 days after such judgment becomes final and nonappealable; (vi) either the Company or any Significant Subsidiary pursuant to or within the meaning of any Bankruptcy Law: (a) commences a voluntary case or proceeding; (b) consents to the entry of an order for relief against it in an involuntary case or proceeding; (c) consents to the appointment of a Custodian of it or for all or substantially all of its property; or (d) makes a general assignment for the benefit of its creditors;
(vii) a court of competent jurisdiction enters an order or decree under any Bankruptcy Law that: (a) is for relief against the Company or any Significant Subsidiary, in an involuntary case or proceeding; (b) appoints a Custodian of the Company or any Significant Subsidiary, or for all or any substantial part of their respective properties; or (c) orders the liquidation of the Company or any Significant Subsidiary, and in each case the order or decree remains unstayed and in effect for 60 days; or (viii) the lenders under the Credit Agreement shall commence judicial proceedings to foreclose upon any material portion of the assets of the Company and the Subsidiaries.

  In the event of a declaration of acceleration because an Event of Default set forth in clause (iv) above has occurred and is continuing, such declaration of acceleration shall be automatically rescinded and annulled if either (x) the holders of the Indebtedness which is the subject of such Event of Default have waived such failure to pay at maturity or have rescinded the acceleration in respect of such Indebtedness within 90 days of such maturity or declaration of acceleration, as the case may be, and no other Event of Default has occurred during such 90-day period which has not been cured or waived, or (y) such Indebtedness shall have been discharged or the maturity thereof shall have been extended such that it is not then due and payable, or the underlying default has been cured (and any acceleration based thereon of such other Indebtedness has been rescinded), within 90 days of such maturity or declaration of acceleration, as the case may be.

  If an Event of Default (other than an Event of Default under clause (vi) or (vii) above with respect to the Company or a Significant Subsidiary) occurs and is continuing under an Indenture, the Trustee under such Indenture or the Holders of at least 25% in principal amount of the then outstanding Notes issued under such Indenture may declare due and payable all unpaid principal and interest accrued and unpaid on the then outstanding Notes issued under such Indenture by notice in writing to the Company, the administrative agent under the Credit Agreement and the applicable Trustee specifying the respective Event of Default and that it is a "notice of acceleration" (the "Acceleration Notice"), and the same (i) shall become immediately due and payable or (ii) if there is any Indebtedness outstanding under the Credit Agreement, shall become due and payable upon the first to occur of an acceleration under the Credit Agreement, or five business days after receipt by the Company and the administrative agent under the Credit Agreement of such Acceleration Notice. If an Event of Default under clause (vi) or (vii) above with respect to the Company or a Significant Subsidiary shall occur under an Indenture, all unpaid principal of and accrued interest on all then outstanding Notes issued under such Indenture shall be immediately due and payable without any declaration or other act on the part of the applicable Trustee or any of the Holders of such Notes. After a declaration of acceleration under an Indenture, subject to certain conditions, the Holders of a majority in principal amount of the then outstanding Notes issued thereunder, by notice to the applicable Trustee, may rescind such declaration if all existing Events of Default under such Indenture are remedied. In certain cases the Holders of a majority in principal amount of outstanding Notes issued under such Indenture may waive a past default under such Indenture and its consequences, except a default in the payment of or interest on any of the Notes issued thereunder.

  Each Indenture provides that if a Default or Event of Default occurs and is continuing thereunder and if it is known to the applicable Trustee, such Trustee shall mail to each Holder of Notes issued thereunder notice of the Default or Event of Default within 90 days after such Default or Event of Default occurs; provided, however, that, except in the case of a Default or Event of Default in the payment of the principal of or interest on any such Notes, including the failure to make payment on a Change of Control Payment Date pursuant to a Change of Control Offer or payment when due pursuant to a Net Proceeds Offer, the applicable Trustee may withhold such notice if it in good faith determines that withholding such notice is in the interest of the Holders of such Notes.

  Each Indenture provides that no Holder of Notes issued thereunder may pursue any remedy thereunder unless the applicable Trustee (i) shall have failed to act for a period of 60 days after receiving written notice of a continuing Event of Default under such Indenture by such Holder and a request to act by Holders of at least 25% in principal amount of Notes issued under such Indenture and (ii) has received indemnification satisfactory to it; provided, however, that such provision does not affect the right of any Holder to sue for enforcement of any overdue payment of Notes issued under such Indenture.

  Each Indenture provides that two officers of the Company are required to certify to the applicable Trustee within 120 days after the end of each fiscal year of the Company whether or not they know of any Default that occurred under such Indenture during such fiscal year and, if applicable, describe such Default and the status thereof.

DEFEASANCE OF INDENTURE

  The Company may, at its option and at any time, elect to have the obligations of the Company discharged with respect to the outstanding Senior Notes or the Senior Subordinated Notes ("Legal Defeasance"). Legal Defeasance means that the Company shall be deemed to have paid and discharged the entire Indebtedness represented by the applicable Notes except for (i) the rights of Holders of such Notes to receive payments in respect of the principal of, premium, if any, and interest on such Notes when such payments are due solely from the funds held by the applicable Trustee in the trust referred to below;
(ii) the Company's obligations to issue temporary Notes, register the transfer or exchange of such Notes, replace mutilated, destroyed, lost or stolen Notes and maintain an office or agency for payments in respect of such Notes and money for security payments held in trust in respect of such Notes; (iii) the rights, powers, trusts, duties and immunities of the applicable Trustee and the Company's obligations in connection therewith; and (iv) the Legal Defeasance provisions of the Indentures. In addition, the Company may, at its option and at any time elect to have the obligations of the Company released with respect to certain covenants described above under "--Certain Covenants" ("Covenant Defeasance"), and thereafter any omission to comply with such obligations shall not constitute a Default or Event of Default with respect to such Notes.

  In order to exercise either Legal Defeasance or Covenant Defeasance with respect to either issue of Notes, (i) the Company must have irrevocably deposited with the applicable Trustee, in trust, for the benefit of the Holders of such Notes, cash in U.S. dollars, U.S. Government Obligations (as defined in the Indentures), or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, premium, if any, and interest on the applicable outstanding Notes to redemption or maturity provided that the applicable Trustee shall have been irrevocably instructed to apply such money or the proceeds of such U.S. Government Obligations to said payments with respect to the

Notes on the maturity date or such redemption date, as the case may be; (ii) the Company shall have delivered to the applicable Trustee one or more opinions of independent counsel to the effect that (A) the Holders will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance or Covenant Defeasance, as the case may be, and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance or Covenant Defeasance, as the case may be, had not occurred (which opinion, in the case of Legal Defeasance, shall be based upon a change in the applicable federal income tax law since the Issue Date or a ruling received from or published by the Internal Revenue Service), (B) after the 91st day following the deposit the trust funds will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors' rights generally and in the case of the Senior Subordinated Note Indenture, will not be subject to any rights of holders of Senior Indebtedness and (C) the deposit will not cause the applicable Trustee or the trust so created to be subject to the Investment Company Act of 1940; (iii) no Default or Event of Default shall have occurred and be continuing under the applicable Indenture on the date of such deposit or insofar as clauses (vi) and (vii) under the first paragraph under "--Events of Default" above are concerned, at any time in the period ending on the 91st day after the date of deposit; (iv) such Legal Defeasance or Covenant Defeasance shall not cause the applicable Trustee to have a conflicting interest with respect to the Notes; (v) such Legal Defeasance or Covenant Defeasance shall not result in a breach or violation of, or constitute a default under, the applicable Indenture or any other material agreement or instrument to which the Company is a party or by which it is bound (and in that connection, the Trustee shall have received a certificate from the administrative agent under the Credit Agreement to that effect with respect to such Credit Agreement if then in effect); (vi) the Company shall have delivered to the applicable Trustee an officers' certificate stating that the deposit was not made by the Company with the intent of preferring the Holders of such Notes over other creditors of the Company or with the intent of defeating, hindering, delaying or defrauding creditors of the Company or others; and (vii) the Company shall have delivered to the applicable Trustee an officers' certificate and an opinion of counsel, each stating that all conditions precedent provided for relating to the Legal Defeasance or Covenant Defeasance, have been complied with.

SATISFACTION AND DISCHARGE

  Each Indenture will be discharged and will cease to be of further effect as to all outstanding Notes issued thereunder, when either (a) all such Notes theretofore authenticated and delivered (except lost, stolen or destroyed Notes which have been replaced or paid and Notes for whose payment money has theretofore been deposited in trust and thereafter repaid to the Company) have been delivered to the appropriate Trustee for cancellation; or (b)(i) all such Notes not theretofore delivered to such Trustee for cancellation have become due and payable by reason of the making of a notice of redemption or otherwise and the Company has irrevocably deposited or caused to be deposited with such Trustee as trust funds in trust for the purpose an amount of money sufficient to pay and discharge the entire indebtedness on such Notes not theretofore delivered to such Trustee for cancellation for principal, premium, if any, and accrued interest to the date of maturity or redemption; (ii) no Default or Event of Default with respect to the applicable Indenture or the applicable Notes shall have occurred and be continuing on the date of such deposit or shall occur as a result of such deposit and such deposit will not result in a breach or violation of, or constitute a default under, any other instrument to which the Company is a party or by which it is bound; (iii) the Company has paid all sums payable by it under such Indenture; and (iv) the Company has delivered irrevocable instructions to the Trustee under such Indenture to apply the deposited money toward the payment of such Notes at maturity or the redemption date, as the case may be. In addition, the Company must deliver an officers' certificate and an opinion of counsel to the appropriate Trustee stating that all conditions precedent to satisfaction and discharge have been complied with.

MODIFICATION OF THE INDENTURES

  Each of the Indentures and the Notes issued thereunder may be amended or supplemented (and compliance with any provision thereof may be waived) by the Company, the Trustee thereunder and the Holders of not less than a majority in aggregate principal amount of such Notes then outstanding, except that (i) without the consent of each Holder of such Notes affected, no such amendment, supplement or waiver may (1) change the principal amount of the applicable Notes the Holders of which must consent to an amendment, supplement or waiver of any provision of the applicable Indenture or the applicable Notes, (2) reduce the rate or extend the time for payment of interest on any applicable Notes, (3) reduce the principal amount of any applicable Notes, (4) change the Maturity Date of any applicable Notes or alter the redemption provisions in the applicable Indenture or the applicable Notes in a manner adverse to any Holder of such Notes, (5) make any changes in the provisions concerning waivers of Defaults or Events of Default by Holders or the rights of Holders to recover the principal of, interest on or redemption payment with respect to any applicable Notes, (6) make the principal of, or interest on, any applicable Notes payable with anything or in any manner other than as provided for in the applicable Indenture and the applicable Notes or (7) in the case of the Senior Subordinated Note Indenture, modify the subordination provisions of the Senior Subordinated Note Indenture (including certain related definitions) so as to adversely affect the ranking of any Senior Subordinated Note; provided, however, that it is understood that any amendment the purpose of which is to permit the Incurrence of additional Indebtedness under the Senior Subordinated
Note Indenture shall not be construed as adversely affecting the ranking of any Senior Subordinated Note and (ii) without the consent of Holders of not less than 66 2/3% in aggregate principal amount of such Notes then outstanding, no such amendment, supplement or waiver may change the Change of Control Payment Date or the purchase price in connection with any repurchase of such Notes pursuant to the covenant described under "--Change of Control" above in a manner adverse to any Holder of such Notes or waive a Default or Event of Default resulting from a failure to comply with the covenant described under "--Change of Control" above.

  In addition, each of the Indentures and the Notes issued thereunder may be amended by the Company and the applicable Trustee (a) to cure any ambiguity, defect or inconsistency therein; provided that such amendment or supplement does not adversely affect the rights of any Holder thereof or (b) to make any other change that does not adversely affect the rights of any Holder thereunder in any material respect.

THE TRUSTEES

  Each Indenture will provide that the Holders of a majority in principal amount of the outstanding Notes issued thereunder may remove the Trustee thereunder and appoint a successor trustee with the Company's consent, by so notifying the trustee to be so removed and the Company. In addition, the Holders of a majority in principal amount of the outstanding Notes issued under an Indenture have the right, subject to certain limitations, to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee under such Indenture or of exercising any trust or power conferred on such Trustee.

  Each of the Indentures will provide that, if a Default or an Event of Default has occurred and is continuing thereunder, the Trustee thereunder shall exercise such of the rights and powers vested in it by such Indenture, and use the same degree of care and skill in the exercise thereof, as a prudent Person would exercise or use under the circumstances in the conduct of such Person's own affairs. Subject to the latter provision, the Trustee under each Indenture is under no obligation to exercise any of its rights or powers under the applicable Indenture at the request, order or direction of any of the Holders of the Notes issued thereunder, unless they shall have offered to such Trustee reasonable security or indemnity against the costs, expenses and liabilities which may be incurred thereby. If the Company fails to pay such amounts of principal of, premium, if any, or interest on, the Senior Notes or the Senior Subordinated Notes as shall have become due and payable upon demand as specified in the applicable Indenture, the Trustee thereunder, at the request of the Holders of a majority in aggregate principal amount of such Notes at the time outstanding, and upon being offered such reasonable indemnity as it may be required against the costs, expenses and liabilities incurred by it, except as a result of its negligence or bad faith, shall institute any actions or proceedings at law or in equity for the collection of the sums so due and unpaid, and collect in the manner provided by law the monies adjudged or decreed to be payable.

  Each Indenture contains limitations on the rights of the Trustee thereunder, should it become a creditor of the Company, to obtain payment of claims in certain cases or to be realized on certain property received by it in respect of any such claims, securities or otherwise. Each Trustee is permitted to engage in other transactions; however, if a Trustee acquires any "conflicting interest," it must eliminate such conflict or resign.

CERTAIN DEFINITIONS

  "Acquired Indebtedness" means (i) with respect to any Person that becomes a Restricted Subsidiary (or is merged into the Company or any Restricted Subsidiary) after the Issue Date, Indebtedness of such Person or any subsidiary of such Person existing at the time such Person becomes a Restricted Subsidiary (or is merged into the Company or any Restricted Subsidiary) and which was not Incurred in connection with, or in contemplation of, such Person becoming a Restricted Subsidiary (or being merged into the Company or any Restricted Subsidiary) and (ii) with respect to the Company or any Restricted Subsidiary, any Indebtedness assumed by the Company or any Restricted Subsidiary in connection with the acquisition of any assets from another Person (other than the Company or any Restricted Subsidiary), and which was not Incurred by such other Person in connection with, or in contemplation of, such acquisition.

  "Affiliate" means, with respect to any Person, any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For the purposes of this definition, "control" when used with respect to any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms "affiliated," "controlling" and "controlled" have meanings correlative to the foregoing. So long as the Management Services Agreement is in effect or Yucaipa (together with its Affiliates) owns voting securities representing more than 10% of the total voting power of the then outstanding voting securities entitled to vote on a regular basis for the Board of Directors of the Company, Yucaipa and its Affiliates shall be deemed Affiliates of the Company.

  "Asset Sale" means any sale, transfer or other disposition or series of sales, transfers or other dispositions by the Company or any Restricted Subsidiary (including, without limitation, any merger or consolidation of any Restricted Subsidiary with or into another Person (other than the Company or any wholly owned Restricted Subsidiary) whereby such Restricted Subsidiary shall cease to be a Restricted Subsidiary) to any Person (other than to the Company or a wholly owned Restricted Subsidiary) of any assets of the Company or any Restricted Subsidiary, including, without limitation, assets consisting of any Capital Stock or other securities held by the Company or any Restricted Subsidiary, and any Capital Stock issued by any Restricted Subsidiary, in each case, outside of the ordinary course of business, excluding, however, any sale, transfer or other disposition, or series of related sales, transfers or other dispositions (i) resulting in Net Proceeds to the Company and the Restricted Subsidiaries of $500,000 or less, (ii) pursuant to any foreclosure of assets or other remedy provided by applicable law to a creditor of the Company or any Subsidiary with a Lien on such assets, which Lien is permitted under the Indentures; provided that such foreclosure or other remedy is conducted in a commercially reasonable manner or in accordance with any Bankruptcy Law, (iii) involving only Cash Equivalents or inventory in the ordinary course of business or obsolete equipment in the ordinary course of business consistent with past practices of the Company; (iv) involving only the lease or sublease of any real or personal property in the ordinary course of business; (v) pursuant to the California Disposition or involving certain other assets set forth on a schedule to the Indentures; or (vi) resulting from
(a) the designation of any Restricted Subsidiary as an Unrestricted Subsidiary, or contribute to the capital of any Unrestricted Subsidiary, in accordance with the applicable provisions of the Indentures or (b) the sale of the Capital Stock of any Unrestricted Subsidiary or the sale of all or substantially all of the assets of any Unrestricted Subsidiary.

  "Average Life" means, as of any date of determination, with respect to any debt security, the quotient obtained by dividing (i) the sum of the products of the number of years from the date of determination to the dates of each successive scheduled principal payments of such debt security multiplied by the amount of each such principal payment by (ii) the sum of all such principal payments.

  "Bankruptcy Law" means Title 11, U.S. Code or any similar Federal, state or foreign law for the relief of debtors.

  "Board of Directors" means, with respect to any Person, the Board of Directors of such Person or of a subsidiary of such Person or any duly authorized committee of that Board.

  "Board Resolution" means, with respect to any Person, a duly adopted resolution of the Board of Directors of such Person.

  "Capital Stock" means, with respect to any Person, any and all shares, interests, participation or other equivalents (however designated) of corporate stock, including each class of common stock and preferred stock of such Person.

  "Capitalized Lease Obligation" means obligations under a lease that is required to be capitalized for financial reporting purposes in accordance with GAAP, and the amount of Indebtedness represented by such obligations shall be the capitalized amount of such obligations determined in accordance with GAAP.

  "Cash Equivalents" means (i) obligations issued or unconditionally guaranteed by the United States of America or any agency thereof, or obligations issued by any agency or instrumentality thereof and backed by the full faith and credit of the United States of America, (ii) commercial paper rated the highest grade by Moody's Investors Service, Inc. and Standard & Poor's Ratings Group and maturing not more than one year from the date of creation thereof, (iii) time deposits with, and certificates of deposit and banker's acceptances issued by, any bank having capital surplus and undivided profits aggregating at least $500 million and maturing not more than one year from the date of creation thereof, (iv) repurchase agreements that are secured by a perfected security interest in an obligation described in clause (i) and are with any bank described in clause (iii), (v) shares of any money market mutual fund that (a) has at least 95% of its assets invested continuously in the types of investments referred to in clauses (i) and (ii) above, (b) has net assets of not less than $500 million, and (c) has the highest rating obtainable from either Standard & Poor's Ratings Group or Moody's Investors Service, Inc. and (vi) readily marketable direct obligations issued by any state of the United States of America or any political subdivision thereof having one of the two highest rating categories obtainable from either Moody's Investors Service, Inc. or Standard & Poor's Ratings Group.

  "Certificate of Designation" means the Certificate of Designation relating to the New Preferred Stock, as in effect on the Issue Date or as amended thereafter so long as no such amendment is disadvantageous to the Holders of the Senior Notes or the Senior Subordinated Notes, as the case may be, in any material respect.

  "Change of Control" means the acquisition after the Issue Date, in one or more transactions, of beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act) by (i) any Person (other than any Permitted Holder) or
(ii) any group (within the meaning of Section 13(d)(3) of the Exchange Act) of Persons (excluding any Permitted Holders), in either case, of any securities of the Company such that, as a result of such acquisition, such Person or group beneficially owns (within the meaning of Rule 13d-3 under the Exchange
Act), directly or indirectly, voting securities representing 40% or more of the total voting power of the then outstanding voting securities entitled to vote on a regular basis for the Board of Directors of the Company (but only to the extent that such beneficial ownership is not shared with any Permitted Holder who has the power to direct the vote thereof); provided, however, that no such Change of Control shall be deemed to have occurred if (A) the Permitted Holders beneficially own, in the aggregate, at such time, voting securities representing a greater percentage of such voting power than such other Person or group or (B) at the time of such acquisition, the Permitted Holders (or any of them) possess the ability (by contract or otherwise) to elect, or cause the election, of a majority of the members of the Company's Board of Directors.

  "Commission" means the Securities and Exchange Commission.

  "Common Stock" means, with respect to any Person, any and all shares, interests or other participations in, and other equivalents (however designated and whether voting or nonvoting) of, such Person's common stock, whether outstanding at the Issue Date or issued after the Issue Date, and includes, without limitation, all series and classes of such common stock.

  "Consolidated Interest Expense" means for any period, the aggregate amount of interest, whether expensed or capitalized, paid, accrued or scheduled to be paid or accrued during such period (except to the extent accrued in a prior period) in respect of all Indebtedness of the Company and the Restricted Subsidiaries (including (a) original issue discount on any Indebtedness (including (without duplication), in the case of the Company, any original issue discount on the applicable Notes but excluding amortization of debt issuance costs) and (b) the interest portion of all deferred payment obligations, calculated in accordance with the effective interest method, in each case to the extent attributable to such period but excluding the amortization of debt issuance costs). For purposes of this definition, (a) interest on a Capitalized Lease Obligation shall be deemed to accrue at an interest rate reasonably determined by the Company to be the rate of interest implicit in such Capitalized Lease Obligation in accordance with GAAP, (b) interest on Indebtedness that is determined on a fluctuating basis shall be deemed to have accrued at a fixed rate per annum equal to the rate of interest of such Indebtedness in effect on the date Consolidated Interest Expense is being calculated, (c) interest on Indebtedness that may optionally be determined at an interest rate based upon a factor of a prime or similar rate, a eurocurrency interbank offered rate, or other rate, shall be deemed to have been based upon the rate actually chosen, or, if none, then based upon such optional rate chosen as the Company may designate, and (d) Consolidated Interest Expense shall be increased or reduced by the net cost (including amortization of discount) or benefit associated with Interest Swap Obligations attributable to such period.

  "Consolidated Net Income" means for any period, the aggregate of the net income (or loss) of the Company and the Restricted Subsidiaries for such period on a consolidated basis, determined in accordance with GAAP (without giving effect to preferred stock dividend requirements with respect to the New Preferred Stock); provided that (a) the net income of any other Person in which the Company or any Restricted Subsidiary has an interest (which interest does not cause the net income of such other Person to be consolidated with the net income of the Company and the Restricted Subsidiaries in accordance with
GAAP) shall be included only to the extent of the amount of dividends or distributions actually paid to the Company or such Restricted Subsidiary by such other Person in such period; (b) the net income of any Restricted Subsidiary that is subject to any Payment Restriction shall be excluded to the extent such Payment Restriction would actually prevent the payment of an amount that otherwise could have been paid to, or received by, the Company or a Restricted Subsidiary not subject to any Payment Restriction; and (c)(i) the net income (or loss) of any other Person acquired in a pooling of interests transaction for any period prior to the date of such acquisition, (ii) all gains and losses realized on any Asset Sale or any other sale of assets that would constitute an "Asset Sale" but for the exceptions set forth in clauses
(i), (ii), (v), or (vi) of the definition thereof; (iii) all gains realized upon or in connection with or as a consequence of the issuance of the Capital Stock of the Company or any Restricted Subsidiary and any gains on pension reversions received by the Company or any Restricted Subsidiary, (iv) all gains and losses realized on the purchase or other acquisition by the Company or any Restricted Subsidiary of any securities of the Company or any Restricted Subsidiary, (v) all gains and losses resulting from the cumulative effect of any accounting change pursuant to the application of Accounting Principles Board Opinion No. 20, as amended, or Statement of Financial Accounting Standards No. 121, (vi) all other extraordinary gains and losses,
(vii) (A) all non-cash charges, (B) all severance, deferred compensation or other employee termination costs, (C) up to $20 million of compensation expenses resulting from the repurchase or amendment of certain management stock options, (D) all debt refinancing premiums and (E) any other reserves or charges (provided, however, that any net cash payments actually made (after-tax) with respect to the liabilities for which such reserves or charges were created shall be deducted from Consolidated Net Income in the period when made), in each case under this clause (vii), recorded by the Company or any Restricted Subsidiary in connection with the Transactions and the California Disposition, including, without limitation, the integration of operations in the State of Arizona, (viii) losses incurred by the Company and the Restricted Subsidiaries resulting from earthquakes and (ix) with respect to the Company and the Restricted Subsidiaries, all deferred financing costs written off in connection with the early extinguishment of any Indebtedness, shall each be excluded.

  "Consolidated Net Worth" means, with respect to any Person, the total stockholders' equity (exclusive of any Disqualified Capital Stock) of such Person and its Restricted Subsidiaries determined on a consolidated basis in accordance with GAAP.

  "Credit Agreement" means the Credit Agreement, dated as of the Issue Date, by and among Smith's as borrower, its subsidiaries as guarantors, the Lenders, referred to therein, Bankers Trust Company and The Chase Manhattan Bank, as arrangers, and Bankers Trust Company, as administrative agent, as the same may be amended, extended, renewed, restated, supplemented or otherwise modified
(in each case, in whole or in part, and without limitation as to amount, terms, conditions, covenants and other provisions) from time to time, and any agreement governing Indebtedness Incurred to refund, replace or refinance any borrowings and commitments then outstanding or permitted to be outstanding under such Credit Agreement or any such prior agreement as the same may be amended, extended, renewed, restated, supplemented or otherwise modified (in each case, in whole or in part, and without limitation as to amount, terms, conditions, covenants and other provisions). The term "Credit Agreement" shall include all related or ancillary documents, including, without limitation, any guarantee agreements and security documents. The Company shall promptly notify the Trustees of any such refunding or refinancing of the Credit Agreement.

  "Custodian" means any receiver, trustee, assignee, liquidator, sequestrator or similar official under any Bankruptcy Law.

  "Default" means any event or condition that is, or after notice or passage of time or both would be, an Event of Default.

  "Designated Senior Indebtedness" means (i) in the event any Indebtedness is outstanding under the Credit Agreement, all Senior Indebtedness under the Credit Agreement and (ii) if no Indebtedness is outstanding under the Credit Agreement, any other issue of Senior Indebtedness which (a) at the time of the determination is equal to or greater than $50 million in aggregate principal amount and (b) is specifically designated in the instrument evidencing such Senior Indebtedness as "Designated Senior Indebtedness" by the Company. For purposes of this definition, the term "Credit Agreement" shall not include any agreement governing Indebtedness Incurred to refund, replace or refinance borrowings or commitments under the Credit Agreement other than any such agreements governing Indebtedness Incurred to refund, replace or refinance the entirety of the borrowings and commitments then outstanding or permitted to be outstanding thereunder.

  "Disqualified Capital Stock" means, with respect to any Person, any Capital Stock of such Person or its subsidiaries that, by its terms, by the terms of any agreement related thereto or by the terms of any security, into which it is convertible, puttable or exchangeable is, or upon the happening of any event or the passage of time would be, required to be redeemed or repurchased by such Person or its subsidiaries, including at the option of the holder thereof, in whole or in part, or has, or upon the happening of an event or passage of time would have, a redemption or similar payment due, on or prior to the Maturity Date of the Senior Notes, in the case of the Senior Note Indenture, or the Senior Subordinated Notes, in the case of the Senior Subordinated Note Indenture, or any other Capital Stock of such Person or its subsidiaries designated as Disqualified Capital Stock by such Person at the time of issuance; provided, however, that if such Capital Stock is either (i) redeemable or repurchasable solely at the option of such Person or (ii) issued to employees of the Company or the Subsidiaries or to any plan for the benefit of such employees, such Capital Stock shall not constitute Disqualified Capital Stock unless so designated; provided, further, however, that the New Preferred Stock shall not be deemed Disqualified Capital Stock by reason of the change of control put contained therein.

  "EBITDA" means, for any period, the Consolidated Net Income for such period, plus, in each case to the extent deducted in computing Consolidated Net Income for such period (without duplication) (i) provisions for income taxes or similar charges recognized by the Company and the Restricted Subsidiaries accrued during such period, (ii) depreciation and amortization expense of the Company and the Restricted Subsidiaries accrued during such period (but only to the extent not included in Consolidated Interest Expense), (iii) Consolidated Interest Expense of the Company and the Restricted Subsidiaries for such period, (iv) LIFO charges (credits) of the Company and the Restricted Subsidiaries for such period, (v) the amount of any restructuring reserve or charge recorded during such period in accordance with GAAP, including any such reserve or charge related to the Transactions or the California Disposition, less, without duplication, the amount of all net cash payments made by the Company and the Restricted Subsidiaries during such period to the extent that such cash payments have been provided for in a restructuring reserve or charge referred to in clause (v) above (and were not otherwise deducted in the computation of EBITDA for such period).

  "Exchange Act" means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated by the Commission thereunder.

  "Existing Indebtedness" means all indebtedness of the Company and the Restricted Subsidiaries to the extent outstanding on the Issue Date after giving effect to the Transactions (other than Indebtedness under the Credit Agreement and the Indentures), including operating leases outstanding on the Issue Date that are, or may be, required under GAAP to be reported or reclassified after the Issue Date as Capitalized Lease Obligations.

  "Foreign Exchange Agreement" means any foreign exchange contract, currency swap agreement or other similar agreement or arrangement designed to protect against fluctuations in currency values.

  "Guarantor" means each Restricted Subsidiary, if any, which becomes a guarantor of the Senior Notes and the Senior Subordinated Notes in compliance with the provisions set forth under "--Certain Covenants--Limitation on Subsidiary Assets and Indebtedness."

  "Incur" means, with respect to any Indebtedness or other obligation of any Person, to create, issue, incur (by conversion, exchange or otherwise, including the exchange of the New Preferred Stock into Exchange Debentures), assume, guarantee or otherwise become liable in respect of such Indebtedness or other obligations or the recording, as required pursuant to GAAP or otherwise, of any such Indebtedness or other obligation on the balance sheet of such Person (and "Incurrence," "Incurred" and "Incurring" shall have meanings correlative to the foregoing).

  "Indebtedness" means with respect to any Person, without duplication, (i) all liabilities, contingent or otherwise, of such Person (a) for borrowed money (whether or not the recourse of the lender is to the whole of the assets of such Person or only to a portion thereof), (b) evidenced by bonds, notes, debentures, drafts accepted or similar instruments or letters of credit or representing the balance deferred and unpaid of the purchase price of any property (other than any such balance that represents an account payable or any other monetary obligation to a trade creditor (whether or not an Affiliate) Incurred by such Person in the ordinary course of business of such Person in connection with obtaining goods, materials or services and due within twelve months (or such longer period for payment as is customarily extended by such trade creditor) of the Incurrence thereof, which account is not overdue by more than 90 days, according to the original terms of sale, unless such account payable is being contested in good faith), or (c) for the payment of money relating to a Capitalized Lease Obligation; (ii) the maximum fixed repurchase price of all Disqualified Capital Stock of such Person; (iii) reimbursement obligations of such Person with respect to letters of credit;
(iv) obligations of such Person with respect to Interest Swap Obligations and Foreign Exchange Agreements; (v) all liabilities of others of the kind described in the preceding clause (i), (ii), (iii) or (iv) that such Person has guaranteed or that is otherwise its legal liability; and (vi) all obligations of others secured by a Lien to which any of the properties or assets (including, without limitation, leasehold interests and any other tangible or intangible property rights) of such Person are subject, whether or not the obligations secured thereby shall have been assumed by such Person or shall otherwise be such Person's legal liability (provided that if the obligations so secured have not been assumed by such Person or are not otherwise such Person's legal liability, such obligations shall be deemed to be in an amount equal to the fair market value of such properties or assets, as determined in good faith by the Board of Directors of such Person, which determination shall be evidenced by a Board Resolution). For purposes of the preceding sentence, the "maximum fixed repurchase price" of any Disqualified Capital Stock that does not have a fixed repurchase price shall be calculated in accordance with the terms of such Disqualified Capital Stock as if such Disqualified Capital Stock were purchased on any date on which Indebtedness shall be required to be determined pursuant to this Indenture, and if such price is based upon, or measured by, the fair market value of such Disqualified Capital Stock (or any equity security for which it may be exchanged or converted), such fair market value shall be determined in good faith by the Board of Directors of such Person, which determination shall be evidenced by a Board Resolution.

  "Independent Financial Advisor" means a reputable accounting, appraisal or nationally recognized investment banking or consulting firm that is, in the reasonable judgment of the Board of Directors of the Company, qualified to perform the tasks for which such firm has been engaged and independent with respect to the Company and its Affiliates.

  "Interest Swap Obligation" means any obligation of any Person pursuant to any arrangement with any other Person whereby, directly or indirectly, such Person is entitled to receive from time to time periodic payments calculated by applying either a fixed or floating rate of interest on a stated notional amount in exchange for periodic payments made by such Person calculated by applying a fixed or floating rate of interest on the same notional amount; provided that the term "Interest Swap Obligation" shall also include interest rate exchange, collar, cap, swap option or similar agreements providing interest rate protection.

  "Investment" by any Person in any other Person means any investment by such Person in such other Person, whether by share purchase, capital contribution, loan, advance (other than reasonable loans and advances to employees for moving and travel expenses, as salary advances or to permit the purchase of Qualified Capital Stock of the Company and other similar customary expenses incurred, in each case in the ordinary course of business consistent with past practice) or similar credit extension constituting Indebtedness of such other Person, and any guarantee of Indebtedness of any other Person. In addition, for purposes of the covenant described under "-- Limitation on Restricted Payments" above, (i) an "Investment" shall be deemed to have been made at the time any Restricted Subsidiary is designated as an Unrestricted Subsidiary in an amount (proportionate to the Company's equity interest in such Subsidiary) equal to the net worth of such Restricted Subsidiary at the time that such Restricted Subsidiary is designated as an Unrestricted Subsidiary; and (ii) at any date the aggregate of all Restricted Payments made as Investments since the Issue Date shall exclude and be reduced by an amount (proportionate to the Company's equity interest in such Subsidiary) equal to the net worth of any Unrestricted Subsidiary at the time that such Unrestricted Subsidiary is designated a Restricted Subsidiary (in each case "net worth" to be calculated based upon the fair market value of the assets and liabilities of such Subsidiary as of any such date of designation, as determined by the Company's Board of Directors).

  "Issue Date" means the date of original issuance of the Notes under the Indentures.

  "Letter of Credit Obligations" means Indebtedness of the Company or any of the Subsidiaries with respect to letters of credit issued pursuant to the Credit Agreement, and for purposes of determining the aggregate amount of Indebtedness at any time, shall be deemed to consist of (a) the aggregate maximum amount then available to be drawn under all such letters of credit (the determination of such maximum amount to assume compliance with all conditions for drawing), and (b) the aggregate amount that has then been paid by, and not reimbursed to, the issuers under such letters of credit.

  "Lien" means, with respect to any asset or property, any mortgage, pledge, lien, encumbrance, charge or security interest of any kind in respect of such asset or property, whether or not filed, recorded or otherwise perfected under applicable law (including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest, and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction); provided, however, that in no event shall an operating lease be deemed to constitute a Lien.

  "Management Services Agreement" means that certain Management Services Agreement dated as of the Issue Date, between Smith's and Yucaipa (as such Management Services Agreement may be amended or replaced, so long as such amendment or replacement has been approved by a majority of the Independent Directors (as defined in the Standstill Agreement) and is not disadvantageous to the Holders of the Senior Notes or the Senior Subordinated Notes, as the case may be, in any material respect).

  "Maturity Date" means (i) with respect to the Senior Notes, May 15, 2006 and
(ii) with respect to the Senior Subordinated Notes, May 15, 2007.

  "Net Cash Proceeds" means Net Proceeds received in the form of cash or Cash Equivalents.

  "Net Proceeds" means (a) in the case of any Asset Sale or any issuance and sale by any Person of Qualified Capital Stock, the aggregate net proceeds received by such Person after payment of expenses, taxes, commissions and the like incurred in connection therewith (and, in the case of any Asset Sale, net of the amount of cash applied to repay Indebtedness secured by the asset involved in such Asset Sale), whether such proceeds are in cash or in property (valued at the fair market value thereof at the time of receipt as determined with respect to any Asset Sale resulting in Net Proceeds in excess of $10 million in good faith by the Board of Directors of such Person, which determination shall be evidenced by a Board Resolution) and (b) in the case of any conversion or exchange of any outstanding Indebtedness or Disqualified Capital Stock of such Person for or into shares of Qualified Capital Stock of the Company, the sum of (i) the fair market value of the proceeds received by the Company in connection with the issuance of such Indebtedness or Disqualified Capital Stock on the date of such issuance and (ii) any additional amount paid by the Holder to the Company upon such conversion or exchange.

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


  "Obligations" means all obligations of every nature whether for principal, reimbursements, interest, fees, expenses, indemnities or otherwise, and whether primary, secondary, direct, indirect, contingent, fixed or otherwise (including obligations of performance) under the documentation governing any Indebtedness.

  "Operating Coverage Ratio" means the ratio of (1) EBITDA for the period (the "Pro Forma Period") consisting of the most recent four full fiscal quarters for which financial information in respect thereof is available immediately prior to the date of the transaction giving rise to the need to calculate the Operating Coverage Ratio (the "Transaction Date") to (2) the Consolidated Interest Expense for the fiscal quarter in which the Transaction Date occurs and the three fiscal quarters immediately subsequent to such fiscal quarter (the "Forward Period") reasonably anticipated by the Board of Directors of the Company to become due from time to time during such period. For purposes of this definition, if the Transaction Date occurs prior to the first anniversary of the Transactions, "EBITDA" for the Pro Forma Period shall be calculated after giving effect on a pro forma basis to the Transactions and the California Disposition as if they had occurred on the first day of the Pro Forma Period. In addition to, but without duplication of, the foregoing, for purposes of this definition, "EBITDA" shall be calculated after giving effect (without duplication), on a pro forma basis for the Pro Forma Period (but no longer), to (a) any Investment, during the period commencing on the first day of the Pro Forma Period to and including the Transaction Date (the "Reference Period"), in any other Person that, as a result of such Investment, becomes a Restricted Subsidiary, (b) the acquisition, during the Reference Period (by merger, consolidation or purchase of stock or assets) of any business or assets, which acquisition is not prohibited by the applicable Indenture, and
(c) any sales or other dispositions of any Restricted Subsidiary or any line of business (or geographical area thereof) of the Company or any Restricted Subsidiary occurring during the Reference Period, in each case as if such incurrence, Investment, repayment, acquisition or asset sale had occurred on the first day of the Reference Period. In addition, for purposes of this definition, "Consolidated Interest Expense" shall be calculated after giving effect (without duplication), on a pro forma basis for the Forward Period, to any Indebtedness Incurred or repaid on or after the first day of the Forward Period and prior to the Transaction Date. If the Company or any Restricted Subsidiary directly or indirectly guarantees any Indebtedness of a third Person, the Operating Coverage Ratio shall give effect to the Incurrence of such Indebtedness as if the Company or such Restricted Subsidiary had directly Incurred such guaranteed Indebtedness.

  "operating lease" means any lease the obligations under which do not constitute Capitalized Lease Obligations.

  "Pari Passu Indebtedness" means (i) in the case of the Senior Note Indenture, the Senior Notes and any Indebtedness of the Company which ranks pari passu in right of payment to the Senior Notes (whether or not secured by any Lien) and (ii) in the case of the Senior Subordinated Note Indenture, the Senior Subordinated Notes and any Indebtedness of the Company which ranks pari passu in right of payment to the Senior Subordinated Notes.

  "Payment Restriction" means, with respect to a subsidiary of any Person, any encumbrance, restriction or limitation, whether by operation of the terms of its charter or by reason of any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation, on the ability of (i) such subsidiary to (a) pay dividends or make other distributions on its Capital Stock or make payments on any obligation, liability or Indebtedness owed to such Person or any other subsidiary of such Person, (b) make loans or advances to such Person or any other subsidiary of such Person or (c) transfer any of its properties or assets to such Person or any other subsidiary of such Person, or (ii) such Person or any other subsidiary of such Person to receive or retain any such (a) dividends, distributions or payments, (b) loans or advances or (c) transfer of properties or assets.

  "Permitted Holder" means (i) Yucaipa, or any entity controlled thereby or any of the partners thereof, (ii) Jeffrey P. Smith, Richard D. Smith, Fred L. Smith, Ida Smith, the Dee Glen Smith Marital Trust I, Trust for the Children of Jeffrey Paul Smith, Trust for the Children of Richard Dee Smith, and Trust for the Children of Fred Lorenzo Smith, (iii) an employee benefit plan of the Company, or any of its subsidiaries or any participant therein, (iv) a trustee or other fiduciary holding securities under an employee benefit plan of the Company or any of its subsidiaries or (v) any Permitted Transferee of any of the foregoing Persons.

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

  "Permitted Indebtedness" means:

    a. Indebtedness of the Company and the Restricted Subsidiaries (and the Company and each Restricted Subsidiary (to the extent it is not the primary obligor thereof) may guarantee such Indebtedness) (i) under the Credit Agreement (including the Letter of Credit Obligations) in an aggregate principal amount at any time outstanding not to exceed $1,025.0 million, less all principal repayments of Term Loans and all permanent commitment reductions under the revolving credit facility, in each case, pursuant to and in accordance with the covenant described under "--Certain Covenants-- Limitation on Asset Sales" above or (ii) Incurred under the Credit Agreement pursuant to and in compliance with (x) clause (n) of this definition and (y) the proviso in the covenant described under the caption "--Limitation on Incurrence of Additional Indebtedness" above;

    b. Indebtedness of a Restricted Subsidiary owed to and held by the Company or a Restricted Subsidiary; or Indebtedness of the Company owed to and held by a Restricted Subsidiary;

    c. Indebtedness Incurred by the Company or any Restricted Subsidiary in connection with the purchase or improvement of property (real or personal) or equipment or other capital expenditures in the ordinary course of business (including for the purchase of assets or stock of any retail grocery store or business) or consisting of Capitalized Lease Obligations, provided that (i) at the time of the Incurrence thereof, such Indebtedness, together with any other Indebtedness Incurred during the most recently completed four fiscal quarter period in reliance upon this clause (c) does not exceed, in the aggregate, 3% of net sales of the Company and the Restricted Subsidiaries during the most recently completed four fiscal quarter period on a consolidated basis (calculated on a pro forma basis if the date of Incurrence is prior to the end of the fourth fiscal quarter following the Issue Date) and (ii) such Indebtedness, together with all then outstanding Indebtedness Incurred in reliance upon this clause (c) does not exceed, in the aggregate, 3% of the aggregate net sales of the Company and the Restricted Subsidiaries during the most recently completed twelve fiscal quarter period on a consolidated basis (calculated on a pro forma basis if the date of Incurrence is prior to the end of the twelfth fiscal quarter following the Issue Date);

    d. Indebtedness Incurred by the Company or any Restricted Subsidiary in connection with expenditures in an aggregate principal amount not to exceed $25.0 million; provided that such expenditures relate solely to the integration of the operations of Smith's, Smitty's and their respective subsidiaries as described in this Prospectus;

    e. Indebtedness of the Company Incurred under Foreign Exchange Agreements and Interest Swap Obligations entered into with respect to Indebtedness otherwise permitted to be Incurred under the covenant described under "-- Certain Covenants--Limitation on Incurrences of Additional Indebtedness" above, including this definition of "Permitted Indebtedness" (other than this clause (e)), in a notional amount not exceeding the aggregate principal amount of such Indebtedness;

    f. guarantees Incurred in the ordinary course of business by the Company or a Restricted Subsidiary of Indebtedness of any other Person in aggregate not to exceed $20.0 million at any time outstanding;

    g. Refinancing Indebtedness;

    h. Indebtedness of the Company or any Restricted Subsidiary for letters of credit relating to workers' compensation claims and self-insurance or similar requirements in the ordinary course of business;

    i. Existing Indebtedness;

    j. Indebtedness arising from guarantees of Indebtedness of the Company or any Restricted Subsidiary or other agreements of the Company or a Restricted Subsidiary providing for indemnification, adjustment of purchase price or similar obligations, in each case, Incurred in connection with the disposition of any business, assets or Restricted Subsidiary, other than guarantees of Indebtedness Incurred by any Person acquiring all or any portion of such business, assets or Restricted Subsidiary for the purpose of financing such acquisition; provided that the maximum aggregate liability in respect of all such Indebtedness shall at no time exceed the gross proceeds actually received by the Company and the Restricted Subsidiary in connection with such disposition;

    k. obligations in respect of performance bonds and completion guarantees provided by the Company or any Restricted Subsidiary in the ordinary course of business;

    l. guarantees by the Company or a Restricted Subsidiary of Indebtedness Incurred by the Company or a Restricted Subsidiary so long as the Incurrence of such Indebtedness by the Company or any such Restricted Subsidiary is otherwise permitted by the terms of the applicable Indenture;

    m. Indebtedness Incurred by the Company in connection with the transfer to the Company or a third party of the California assets leased by the Company from certain trusts and securing such trusts' obligations to the Smith's Food & Drug Centers Inc. 1994-A Pass Through Trusts (the "Related Assets"); provided, however, that (i) if the Related Assets are transferred to the Company, the Company shall consummate an Asset Sale with respect to such Related Assets within 90 days after the Incurrence of such Indebtedness and shall apply the Net Proceeds of such Asset Sale to permanently reduce Pari Passu Indebtedness or Indebtedness of any Restricted Subsidiary, or, in the case of the Senior Subordinated Note Indenture, Senior Indebtedness, and (ii) if the Related Assets are transferred to any Person other than the Company or any Subsidiary, the Company shall, within 90 days after the Incurrence of such Indebtedness, apply any proceeds received from the owner trust in respect of such transfer of the Related Assets to permanently reduce Pari Passu Indebtedness or Indebtedness of any Restricted Subsidiary or, in the case of the Senior Subordinated Note Indenture, Senior Indebtedness; provided, further, however, that up to $5.0 million in aggregate amount of Net Proceeds under clause (i) or proceeds under clause (ii) may be applied to repay outstanding borrowings under the revolving credit facility pursuant to the Credit Agreement without a corresponding reduction in commitments; and

    n. additional Indebtedness of the Company or any Restricted Subsidiary (together with the Indebtedness Incurred pursuant to clause (a)(ii) above) in an aggregate amount not to exceed $140.0 million at any time outstanding.

  "Permitted Investment" by any Person means (i) any Related Business Investment, (ii) Investments in securities not constituting cash or Cash Equivalents and received in connection with an Asset Sale made pursuant to the provisions of the covenant described under "--Certain Covenants--Limitation on Asset Sales" above or any other disposition of assets not constituting an Asset Sale by reason of the exceptions contained in the definition thereof,
(iii) cash and Cash Equivalents, (iv) Investments existing on the Issue Date,
(v) Investments specifically permitted by and made in accordance with the second paragraph of the covenant described under "--Certain Covenants-- Limitation on Transactions with Affiliates," (vi) Investments in the Company or the wholly owned Restricted Subsidiaries and (vii) additional Investments in an aggregate amount not exceeding $15.0 million.

  "Permitted Liens" shall mean (i) Liens for taxes, assessments and governmental charges or claims not yet due or which are being contested in good faith by appropriate proceedings promptly instituted and diligently conducted and if a reserve or other appropriate provision, if any, as shall be required in conformity with GAAP shall have been made therefor; (ii) statutory Liens of landlords and carriers, warehousemen, mechanics, suppliers, materialmen, repairmen or other like Liens arising in the ordinary course of business, deposits made to obtain the release of such Liens, and with respect to amounts not yet delinquent for a period of more than 60 days or being contested in good faith by an appropriate process of law, and for which a reserve or other appropriate provision, if any, as shall be required by GAAP shall have been made; (iii) Liens incurred or pledges or deposits made in the ordinary course of business to secure obligations under workers' compensation, unemployment insurance and other types of social security or similar legislation; (iv) Liens incurred or deposits made to secure the performance of tenders, bids, leases, statutory obligations, surety and appeal bonds, government contracts, performance and return of money bonds and other obligations of a like nature incurred in the ordinary course of business (exclusive of obligations for the payment of borrowed money); (v) easements, rights-of-way, zoning or other restrictions, minor defects or irregularities in title and other similar charges or encumbrances not interfering in any material respect with the business of the Company or any of the Restricted Subsidiaries incurred in the ordinary course of business; (vi) Liens upon specific items of inventory or other goods and proceeds of any Person securing such Person's obligations in respect of bankers' acceptances issued or created for the account of such Person to facilitate the purchase, shipment or storage of such inventory or other goods in the ordinary course of business; (vii) Liens securing reimbursement obligations with respect to letters of credit which encumber documents and other property relating to such letters of credit and the products and proceeds thereof; (viii) Liens in favor of customs and revenue authorities arising as a matter of law to secure payment of nondelinquent customs duties in connection with the importation of goods; (ix) judgment and attachment Liens not giving rise to a Default or Event of Default; (x) leases or subleases granted to others not interfering in any material respect with the business of the Company or any Restricted Subsidiary; (xi) Liens encumbering customary initial deposits and margin deposits, and other Liens incurred in the ordinary course of business that are within the general parameters customary in the industry, in each case securing Indebtedness under Interest Swap Obligations and Foreign Exchange Agreements and forward contracts, option futures contracts, futures options or similar agreements or arrangements designed to protect the Company or any Subsidiary from fluctuations in the price of commodities; (xii) Liens encumbering deposits made in the ordinary course of business to secure nondelinquent obligations arising from statutory, regulatory, contractual or warranty requirements of the Company or the Restricted Subsidiaries for which a reserve or other appropriate provision, if any, as shall be required by GAAP shall have been made; (xiii) Liens arising out of consignment or similar arrangements for the sale of goods entered into by the Company or any Restricted Subsidiary in the ordinary course of business in accordance with past practices; (xiv) any interest or title of a lessor in the property subject to any lease, whether characterized as capitalized or operating other than any such interest or title resulting from or arising out of a default by the Company or any Restricted Subsidiary of its obligations under such lease;
(xv) Liens arising from filing UCC financing statements for precautionary purposes in connection with true leases of personal property that are otherwise permitted under the applicable Indenture and under which the Company or any Restricted Subsidiary is lessee; (xvi) Liens in favor of the Senior Note Trustee under the Senior Note Indenture and any substantially equivalent Lien granted to any trustee or similar institution under any indenture governing Indebtedness permitted to be Incurred or outstanding under the Senior Note Indenture; (xvii) Liens securing Indebtedness permitted to be Incurred pursuant to clause (m) of the definition of Permitted Indebtedness above; and (xviii) additional Liens securing Indebtedness at any one time outstanding not exceeding the sum of (i) $25.0 million and (ii) 10% of the aggregate Consolidated Net Income of the Company earned subsequent to the Issue Date and on or prior to such time.

  "Permitted Payments" means

    (i) the consummation of the Transactions as described herein;

    (ii) (x) after May 15, 2001, the payment of cash dividends on the New Preferred Stock accruing after such date in accordance with the Certificate of Designation or (y) the payment of interest on the Exchange Debentures in accordance with their terms, as contemplated on the Issue Date;

    (iii) the exchange of New Preferred Stock for Exchange Debentures if, and to the extent that, the Company is permitted to Incur the Indebtedness resulting from the issuance of the Exchange Debentures under the terms of the Indentures;

    (iv) payments by the Company to effect the mandatory redemption of its Series I Preferred Stock; provided, however, that such payments shall not be made on any date earlier, or in any amount greater, than the dates and amounts provided for in the Company's Certificate of Incorporation as in effect on the Issue Date;

    (v) any payment by the Company or any Subsidiary to Yucaipa or the principals or any Affiliates thereof for consulting, management, investment banking or similar services, or for reimbursement of costs and expenses (x) pursuant to the Management Services Agreement or (y) as approved by a majority of the Independent Directors (as defined in the Standstill Agreement);

    (vi) for purposes of the Senior Note Indenture, (I) Restricted Debt Prepayments in an aggregate amount not to exceed $35.0 million and (II) any other Restricted Debt Prepayment if the ratio of the principal amount of Senior Notes outstanding to Senior Subordinated Notes outstanding at the end of the tenth Business Day after giving effect to such Restricted Debt Prepayment is no less than such ratio immediately before any such Restricted Debt Prepayment. (For this purpose Senior Notes and Senior Subordinated Notes held by or on behalf of the Company or any of the Restricted Subsidiaries shall not be deemed outstanding);

    (vii) any payment to pay for the purchase, retirement or other acquisition for value of any Equity Interests of the Company held by any future, present or former employee or director of the Company or any

  Subsidiary pursuant to any management equity plan or stock option plan or any other agreement, provided that the aggregate amount of Restricted Payments made under this clause does not exceed $5 million in any fiscal year (provided that any unused amounts may be carried over to any subsequent fiscal year subject to a maximum amount of $10 million in any fiscal year);

    (viii) pro rata dividends paid by any Restricted Subsidiary that is not wholly owned by the Company or another wholly owned Restricted Subsidiary;

    (ix) Investments in Unrestricted Subsidiaries in an aggregate amount not to exceed $10.0 million; and

    (x) other Restricted Payments in an aggregate amount not to exceed $25.0 million.

  "Permitted Subordinated Reorganization Securities" means securities of the Company issued in a plan of reorganization in a case under the Bankruptcy Law relating to the Company which constitutes either (y) Capital Stock (other than Disqualified Capital Stock with the reference to "Maturity Date" in the definition of such term modified to relate to the final stated maturity of any debt securities issued in such plan of reorganization to the holders of Designated Senior Indebtedness ("Senior Reorganization Securities")) or (z) debt securities of the Company which are (i) unsecured, (ii) have no scheduled mandatory amortization thereon prior to the final stated maturity of the Senior Reorganization Securities and (iii) are subordinated in right of payment to the Senior Reorganization Securities to at least the same extent as the Senior Subordinated Notes are subordinated to Designated Senior Indebtedness.

  "Permitted Transferees" means, with respect to any Person, (i) any Affiliate of such Person, (ii) the heirs, executors, administrators, testamentary trustees, legatees or beneficiaries of any such Person, (iii) a trust, the beneficiaries of which, or a corporation or partnership, the stockholders or general or limited partners of which, include only such Person or his or her parents, spouse or lineal descendants, in each case to whom such Person has transferred the beneficial ownership of any securities of the Company, (iv) any investment account whose investment managers and investment advisors consist solely of such Person and/or Permitted Transferees of such Person and
(v) any investment fund or investment entity that is a subsidiary of such Person or a Permitted Transferee of such Person.

  "Person" means any individual, corporation, limited or general partnership, limited liability company, joint venture, association, joint stock company, trust, unincorporated organization or government or any agency or political subdivision thereof.

  "Plan of Liquidation" means, with respect to any Person, a plan that provides for, contemplates or the effectuation of which is preceded or accompanied by (whether or not substantially contemporaneously, in phases or otherwise) (i) the sale, lease, conveyance or other disposition of all or substantially all of the assets of such Person otherwise than as an entirety or substantially as an entirety and (ii) the distribution of all or substantially all of the proceeds of such sale, lease, conveyance or other disposition and all or substantially all of the remaining assets of such Person to holders of Capital Stock of such Person.

  "Preferred Stock" means, with respect to any Person, Capital Stock of any class or classes (however designated) which is preferred as to the payment of dividends or distributions, or as to the distribution of assets upon any voluntary or involuntary liquidation or dissolution of such Person, over shares of Capital Stock of any other class of such Person.

  "pro forma" means, with respect to any calculation made or required to be made pursuant to the terms of the Indentures, a calculation in accordance with
Article 11 of Regulation S-X under the Securities Act of 1933, as amended, as interpreted by the Company's chief financial officer or Board of Directors in consultation with its independent certified public accountants.

  "Public Equity Offering" means an underwritten public offering of Common Stock of the Company pursuant to a registration statement filed with the Commission in accordance with the Securities Act.

  "Qualified Capital Stock" means, with respect to any Person, any Capital Stock of such Person that is not Disqualified Capital Stock.

  "Refinancing Indebtedness" means, with respect to any Person, Indebtedness of such Person issued in exchange for, or the proceeds from the issuance and sale or disbursement of which are used to substantially concurrently repay, redeem, refund, refinance, discharge or otherwise retire for value, in whole or in part (collectively, "repay"), or constituting an amendment, modification or supplement to, or a deferral or renewal of (collectively, an "amendment"), any Indebtedness of such Person existing on the Issue Date or Indebtedness (other than Permitted Indebtedness, except Permitted Indebtedness Incurred pursuant to clauses (c), (d), (g), (i) and (m) of the definition thereof) Incurred in accordance with the applicable Indenture (a) in a principal amount (or, if such Refinancing Indebtedness provides for an amount less than the principal amount thereof to be due and payable upon the acceleration thereof, with an original issue price) not in excess of (without duplication) (i) the principal amount or the original issue price, as the case may be, of the Indebtedness so refinanced (or, if such Refinancing Indebtedness refinances Indebtedness under a revolving credit facility or other agreement providing a commitment for subsequent borrowings, with a maximum commitment not to exceed the maximum commitment under such revolving credit facility or other agreement) plus (ii) unpaid accrued interest on such Indebtedness plus (iii) premiums, penalties, fees and expenses actually incurred by such Person in connection with the repayment or amendment thereof and (b) with respect to Refinancing Indebtedness that repays or constitutes an amendment to Subordinated Indebtedness, such Refinancing Indebtedness (x) shall not have any fixed mandatory redemption or sinking fund requirement in an amount greater than or at a time prior to the amounts and times specified in such repaid or amended Subordinated Indebtedness, except to the extent that any such requirement applies on a date after the Maturity Date of the applicable Notes and (y) shall contain subordination and default provisions no less favorable in any material respect to Holders of the applicable Notes than those contained in such repaid or amended Subordinated Indebtedness.

  "Related Business Investment" means (i) any Investment by a Person in any other Person a majority of whose revenues are derived from the operation of one or more retail grocery stores or supermarkets or any other line of business engaged in by the Company or any of the Subsidiaries as of the Issue Date; (ii) any Investment by such Person in any cooperative or other supplier, including, without limitation, any joint venture which is intended to supply any product or service useful to the business of the Company and the Restricted Subsidiaries as it is conducted as of the Issue Date and as such business may thereafter evolve or change; and (iii) any capital expenditure or Investment, in each case reasonably related to the business of the Company and the Restricted Subsidiaries as it is conducted as of the Issue Date and as such business may thereafter evolve or change.

  "Restricted Debt Prepayment" means, for purposes of the Senior Note Indenture, any purchase, redemption, defeasance (including, but not limited to, in substance or legal defeasance) or other acquisition or retirement for value, directly or indirectly, by the Company or a Restricted Subsidiary, prior to the scheduled maturity or prior to any scheduled repayment of principal or sinking fund payment, as the case may be, in respect of the Senior Subordinated Notes.

  "Restricted Payment" means any (i) Stock Payment, (ii) Investment (other than a Permitted Investment), (iii) any cash payment in respect of the Exchange Debentures (including, by way of purchase, redemption or defeasance) or (iv) in the case of the Senior Notes, any Restricted Debt Prepayment.

  "Restricted Subsidiary" means any Subsidiary that, as of the date of determination, is not an Unrestricted Subsidiary.

  "Securities Act" means the Securities Act of 1933, as amended, and the rules and regulations of the Commission promulgated thereunder.

  "Senior Indebtedness" means the principal of, premium, if any, and interest on, and all other Obligations with respect to, any Indebtedness of the Company, whether outstanding on the Issue Date or thereafter Incurred, unless, in the case of any particular Indebtedness, the instrument creating or evidencing the same or pursuant to which the same is outstanding expressly provides that such Indebtedness shall not be senior in right of payment to the Senior Subordinated Notes. Without limiting the generality of the foregoing, "Senior Indebtedness" shall include
(x) the principal of, premium, if any, and interest on all obligations of every nature of the Company from time to time owed to the lenders under the Credit Agreement, including, without limitation, the Letter of Credit Obligations and principal of and interest on, all fees and expenses payable under the Credit Agreement, and (y) interest accruing thereon subsequent to the occurrence of any Event of Default specified in clause (vi) or (vii) under "-- Events of Default" relating to the Company, whether or not the claim for such interest is allowed under any applicable Bankruptcy Law. Notwithstanding the foregoing, "Senior Indebtedness" shall not include (a) Indebtedness evidenced by the Senior Subordinated Notes, (b) Indebtedness that is expressly subordinate or junior in right of payment to any Indebtedness of the Company,
(c) Indebtedness which, when Incurred and without respect to any election under Section 1111(b) of Title 11, United States Code, is without recourse to the Company (other than Capitalized Lease Obligations), (d) Indebtedness which is represented by Disqualified Capital Stock, (e) obligations for goods, materials or services purchased in the ordinary course of business or obligations consisting of trade payables, (f) Indebtedness of or amounts owed by the Company for compensation to employees or for services rendered to the Company, (g) any liability for federal, state, local or other taxes owed or owing by the Company, (h) Indebtedness of the Company to a Subsidiary of the Company, and (i) that portion of any Indebtedness which is Incurred by the Company in violation of the Senior Subordinated Note Indenture.

  "Significant Stockholder" means, with respect to any Person, any other Person who is the beneficial owner (within the meaning of Rule 13d-3 under the Exchange Act) of more than 10% of any class of equity securities of such Person that are entitled to vote on a regular basis for the election of directors of such Person.

  "Significant Subsidiary" means each Restricted Subsidiary that is either (a) a "significant subsidiary" as defined in Rule 1-02(v) of Regulation S-X under the Securities Act and the Exchange Act (as such regulation is in effect on the Issue Date) or (b) material to the financial condition or results of operations of the Company and the Restricted Subsidiaries taken as a whole.

  "Standstill Agreement" means the Standstill Agreement dated as of January 29, 1996 among the Company, Yucaipa and each of the limited partnerships that owns shares in Smitty's for which Yucaipa acts as the general partner (as such Standstill Agreement may be amended or replaced, so long as such amendment or replacement has been approved by a majority of the Independent Directors (as defined in the Standstill Agreement as in effect prior to such amendment or replacement) and is not disadvantageous to the Holders of the Senior Notes or the Senior Subordinated Notes, as the case may be, in any material respect).

  "Stock Payment" means, with respect to any Person, (a) the declaration or payment by such Person, either in cash or in property, of any dividend on (except, in the case of the Company, dividends payable solely in Qualified Capital Stock of the Company), or the making by such Person or any of its subsidiaries of any other distribution in respect of, such Person's Qualified Capital Stock or any warrants, rights or options to purchase or acquire shares of any class of such Capital Stock (other than exchangeable or convertible Indebtedness of such Person), or (b) the redemption, repurchase, retirement or other acquisition for value by such Person or any of its subsidiaries, directly or indirectly, of such Person's Qualified Capital Stock (and, in the case of a Subsidiary, Qualified Capital Stock of the Company) or any warrants, rights or options to purchase or acquire shares of any class of such Capital Stock (other than exchangeable or convertible Indebtedness of such Person), other than, in the case of the Company, through the issuance in exchange therefor solely of Qualified Capital Stock of the Company; provided, however, that in the case of a Restricted Subsidiary, the term "Stock Payment" shall not include any such payment with respect to its Capital Stock or warrants, rights or options to purchase or acquire shares of any class of its Capital Stock that are owned solely by the Company or a wholly owned Restricted Subsidiary.

  "Subordinated Indebtedness" means (i) in the case of the Senior Note Indenture, Indebtedness of the Company which is subordinated in right of payment to the Senior Notes, and (ii) in the case of the Senior

Subordinated Note Indenture, Indebtedness of the Company which is subordinated in right of payment to the Senior Subordinated Notes.

  "subsidiary" of any Person means (i) a corporation a majority of whose Capital Stock with voting power, under ordinary circumstances, to elect directors is, at the date of determination, directly or indirectly, owned by such Person, by one or more subsidiaries of such Person or by such Person and one or more subsidiaries of such Person or (ii) a partnership in which such Person or a subsidiary of such Person is, at the date of determination, a general partner of such partnership, but only if such Person or its subsidiary is entitled to receive more than fifty percent of the assets of such partnership upon its dissolution, or (iii) any other Person (other than a corporation or a partnership) in which such Person, a subsidiary of such Person or such Person and one or more subsidiaries of such Person, directly or indirectly, at the date of determination, has (x) at least a majority ownership interest or (y) the power to elect or direct the election of a majority of the directors or other governing body of such Person.

  "Subsidiary" means any subsidiary of the Company.

  "Term Loans" means the term loan facility under the Credit Agreement and any agreement governing Indebtedness Incurred to refund, replace or refinance any borrowings outstanding under such facility or under any prior refunding, replacement or refinancing thereof (in each case, in whole or in part, and without limitation as to amount, terms, conditions, covenants and other provisions).

  "Unrestricted Subsidiary" means any Subsidiary (including its Subsidiaries) be deemed to be redesignated a Restricted Subsidiary so designated by a Board Resolution adopted by the Board of Directors of the Company in accordance with "--Certain Covenants--Limitation on Restricted and Unrestricted Subsidiaries" above. Notwithstanding the foregoing, an Unrestricted Subsidiary shall be deemed to be redesignated a Restricted Subsidiary at any time if (a) the Company or any other Restricted Subsidiary (i) provides credit support for, or a guarantee of, any Indebtedness of such Unrestricted Subsidiary or any of its Subsidiaries (including any undertaking, agreement or instrument evidencing such Indebtedness) or (ii) is directly or indirectly liable for any Indebtedness of such Unrestricted Subsidiary or any of its Subsidiaries, (b) a default with respect to any Indebtedness of such Unrestricted Subsidiary or any of its Subsidiaries (including any right which the holders thereof may have to take enforcement action against any of them) would permit (upon notice, lapse of time or both) any holder of any other Indebtedness of the Company or any Restricted Subsidiary to declare a default on such other Indebtedness or cause the payment thereof to be accelerated or payable prior to its final scheduled maturity or (c) such Unrestricted Subsidiary or any of its Subsidiaries Incurs Indebtedness pursuant to which the lender has recourse to any of the assets of the Company or any Restricted Subsidiary.

  "Yucaipa" means The Yucaipa Companies, a California general partnership, or any successor thereto which is an affiliate of Ronald W. Burkle or his Permitted Transferees.

                         DESCRIPTION OF CAPITAL STOCK

GENERAL

  Upon filing of the Amended and Restated Certificate of Incorporation, the Company's authorized capital stock will consist of (i) 20,000,000 shares of Class A Common Stock, par value $.01 per share (the "Class A Common Stock"),
(ii) 100,000,000 shares of Class B Common Stock, par value $.01 per share (the "Class B Common Stock"), (iii) 20,000,000 shares of Class C Common Stock, par value $.01 (the "Class C Common Stock"), and (iv) 85,000,000 shares of Preferred Stock, par value $.01 per share, of which 34,524,579 shares are designated as Series I Preferred Stock and 750,000 shares will be designated Cumulative Redeemable Exchangeable Preferred Stock. As of April 15, 1996, there were 11,366,532 shares of Class A Common Stock outstanding, 13,705,191 shares of Class B Common Stock outstanding and 12,956,747 shares of Series I Preferred Stock outstanding.

COMMON STOCK

  All holders of shares of Class A Common Stock, Class B Common Stock and Class C Common Stock are entitled to receive such dividends, if any, as may be declared from time to time by the Company's Board of Directors in its discretion from funds legally available therefor, and upon liquidation or dissolution are entitled to receive all assets available for distribution to the holders of Common Stock. Under the Delaware Corporation Law, the Company may declare and pay dividends only out of its surplus, or out of its net profits for the fiscal year in which the dividend is declared or the preceding year. Under certain of the Company's credit agreements, the Company's ability to pay dividends is restricted based on various measures, including the Company's net income for designated period. All of the outstanding shares of Common Stock are legally issued, fully paid and nonassessable. Holders of Common Stock have no preemptive or other rights to subscribe for additional shares which the Company may issue and there are no redemption provisions or sinking fund provisions applicable to any class of Common Stock, nor is the Common Stock subject to calls or assessments by the Company.

  The voting powers, preferences and relative rights of Class A Common Stock and Class B Common Stock are identical in all respects, except the holders of Class A Common Stock are entitled to ten votes per share and the holders of Class B Common Stock are entitled to one vote per share on all matters submitted to the vote of stockholders for their vote or approval, including the election of directors. The holders of Class C Common Stock will not be entitled to vote on matters submitted to the vote of Company stockholders. However, if shares of Class C Common Stock are transferred to a holder other than an Original Class C Holder (as defined in the Amended and Restated Certificate of Incorporation), such transferred shares of Class C Common Stock will be convertible, at the option of the holder, into shares of voting Class B Common Stock. There is no provision made for cumulative voting, and no class of outstanding Common Stock or Preferred Stock alone is entitled to elect any directors. The holders of Class A Common Stock and the holders of Series I Preferred Stock, voting together have, and after consummation of the Transactions will continue to have, effective control of the Company through holding approximately 94% of the combined voting power of the outstanding capital stock and will have the ability to elect all the directors of the Company and to effect or prevent certain corporate transactions which require majority approval of the combined classes, including mergers and other business combinations.

  Under the Company's bylaws, directors may be removed with or without cause by the holders of a majority of the votes entitled to be cast for the election of directors. However, under Delaware law, stockholders in a company with a staggered board (such as Smith's) may only remove directors for cause, unless the certificate of incorporation provides otherwise. A vacancy on the Board created by the removal or resignation of a director or by expansion of the authorized number of directors may be filled by the remaining directors then in office or by the stockholders at a special meeting.

  Under the Delaware General Corporation Law, the holders of Class A Common Stock, Class B Common Stock and Class C Common Stock are entitled to vote as separate classes on any amendment to the Company's Amended and Restated Certificate of Incorporation that would increase or decrease the aggregate number of authorized shares of such class, increase or decrease the par value of the shares of such class, or alter or change the powers, preferences or special rights of the shares of such class so as to affect them adversely.

  Each share of Class A Common Stock is convertible at any time at the option of the holder into Class B Common Stock on a share-for-share basis. The Company's Certificate of Incorporation also provides that each share of Class A Common Stock will be converted automatically into one share of Class B Common Stock if, at any time, the number of shares of Class A Common Stock issued and outstanding shall be less than 2,910,885. The Class B Common Stock has no conversion rights.

  Shares of Class A Common Stock may not be sold, gifted, or transferred except to and among the Company, a spouse, child, grandchild, sibling or parent of the person to whom the Class A Common Stock was issued originally (a "Permitted Transferee"), and certain entities controlled or owned by one or more Permitted Transferees. The Company's Certificate of Incorporation provides that any holder of shares of Class A Common Stock desiring to transfer such shares to a person other than a Permitted Transferee or such transferee must present such shares to the Company for conversion into an equal number of shares of Class B Common Stock upon such transfer. Thereafter, such shares of Class B Common Stock may be freely transferred to persons other than Permitted Transferees.

SERIES I PREFERRED STOCK

  Except as described below, each share of Series I Preferred Stock is entitled to ten votes per share on all matters submitted to the vote of the stockholders, including the election of directors, for their vote or approval. Except as described below, holders of Series I Preferred Stock vote together with the holders of Common Stock, including the election of directors. The affirmative vote of the holders of a majority of the Series I Preferred Stock, voting as a class, is required upon any amendment to the Company's Certificate of Incorporation adversely affecting in any manner the rights of such holders.

  Under the Company's Certificate of Incorporation, upon liquidation of the Company, each share of Series I Preferred Stock is entitled to a liquidation preference of $.33 1/3, on a pro-rata basis with any other series of Preferred Stock ranking on parity with the Series I Preferred Stock, before any distribution to the holders of any class of Common Stock.

  All shares of Series I Preferred Stock are subject to redemption at any time upon 60 days' notice at the option of the Board of Directors, in such numbers as the Board may determine, at a redemption price of $.33 1/3 per share (the "Redemption Price"). In addition, on December 1 of each year commencing in 1989, one-eleventh of the total authorized number of shares of Series I Preferred Stock is subject to mandatory redemption at the Redemption Price. The Series I Preferred Stock has no dividend requirement. If approved by a majority of the outstanding shares of Series I Preferred Stock, the Amended and Restated Certificate of Incorporation will include certain provisions with respect to the Series I Preferred Stock which: (i) eliminate for a five-year period the annual mandatory redemption of original outstanding shares of Series I Preferred Stock (with mandatory redemptions of one-eleventh of the outstanding shares of Series I Preferred Stock resuming thereafter), and (ii) restrict for two-year period the optional redemption of shares of Series I Preferred Stock, and (iii) the addition of transfer or sale restrictions which reduce the number of allocated votes per share of Series I Preferred Stock from ten votes to one vote per share in the event of transfers or sales not made to certain affiliated or other designated transferees.

NEW PREFERRED STOCK

  As part of the financing required to consummate the Transactions, it is anticipated that the Company will offer $75 million liquidation preference of New Preferred Stock. The following is a summary of the anticipated material terms and conditions of the New Preferred Stock. This summary does not purport to be a complete description of the New Preferred Stock and is subject to the detailed provisions of the certificate of designation to be entered into in connection with the New Preferred Stock (the "Certificate of Designation") and various related documents.

  The New Preferred Stock will be non-voting, except as otherwise required by law and except in certain circumstances described herein, including (i) amending certain rights of the holders of the New Preferred Stock and (ii) the issuance of any class of equity securities that ranks on parity with or senior to the New Preferred Stock.

  The New Preferred Stock, will, with respect to dividend rights and rights on liquidation, winding-up and dissolution of the Company, rank, subject to certain conditions, (i) senior to (a) all classes of Common Stock of the Company and (b) each other class of capital stock or series of preferred stock issued by the Company after the Offerings, the terms of which specifically provide that such class or series will rank junior to the New Preferred Stock or junior or on parity with any class of Common Stock or which do not specify their rank, (ii) on parity with the Series I Preferred Stock and each other class of capital stock or series of preferred stock issued by the Company after the Offerings, the terms of which specifically provide that such class or series will rank on parity with the New Preferred Stock as to dividend distributions and distributions upon liquidation, winding up and dissolution of the Company and (iii) junior to each other class of capital stock or other series of preferred stock issued by the Company after the Offerings, the terms of which specifically provide that such series will rank senior to the New Preferred Stock.

  Dividends on the New Preferred Stock will accrue from the date of issuance and will be payable quarterly at a rate per annum to be determined by the Company and the Underwriters. The Company, at its option, may pay dividends on any dividend payment date occurring on or before the fifth anniversary of the issue date by adding an amount equal to such dividends to the then effective liquidation preference of the New Preferred Stock.

  The New Preferred Stock will be redeemable, subject to certain conditions, at the option of the Company, in whole at any time or in part from time to time on or after the fifth anniversary of the Closing at the redemption prices to be determined by the Company and the Underwriters, plus, without duplication, an amount equal to accrued and unpaid dividends to the date of redemption. In addition, on or prior to the third anniversary of the Closing, the Company may, at its option and subject to certain conditions, use the net cash proceeds of one or more Public Equity Offerings (as defined in the Certificate of Designation) to redeem up to an aggregate of 35% of the shares of New Preferred Stock originally issued at a redemption price to be determined by the Company and the Underwriters, plus, without duplication, an amount equal to accrued and unpaid dividends to the date of redemption. The Company will be required, subject to certain conditions, to redeem all of the shares of New Preferred Stock outstanding on the twelfth anniversary of the Closing at a redemption price equal to 100% of the then effective liquidation preference thereof, plus, without duplication, accrued and unpaid dividends to the date of redemption. Upon the occurrence of a Change of Control (as defined), the Company will, subject to certain conditions, offer to purchase all outstanding shares of New Preferred Stock at a price equal to 101% of the then effective liquidation preference thereof, plus, without duplication, an amount equal to accrued and unpaid dividends to the date of purchase.

  Subject to certain conditions, the New Preferred Stock is exchangeable in whole, but not in part, at the option of the Company, on any dividend payment date, for the Company's Subordinated Exchange Debentures due 2008 (including any such securities paid in lieu of cash interest, as described herein, the "Exchange Debentures"). Interest on the Exchange Debentures will be payable at a rate to be determined by the Company and the Underwriters and will accrue from the date of issuance thereof. Interest on the Exchange Debentures will be payable semi-annually in cash or, at the option of the Company, on or prior to the fifth anniversary of the Closing, in additional Exchange Debentures, commencing on the first such date after the exchange of the Exchange Debentures for the New Preferred Stock. The Exchange Debentures will mature on the twelfth anniversary of the Closing and are, subject to certain conditions, redeemable, at the option of the Company, in whole or in part, on or after the fifth anniversary of the Closing, at the redemption prices to be determined by the Company and the Underwriters, plus accrued and unpaid interest to the date of redemption. In addition, on or prior to the third anniversary of the Closing, the Company may, at its option and subject to certain conditions, use the Net Cash Proceeds of one or more Public Equity Offerings to redeem up to an aggregate of 35% of the principal amount of the Exchange Debentures originally issued.

  The Exchange Debentures will be subordinated to all existing and future Senior Indebtedness of the Company, including the New Credit Facility and the Notes. In addition, the Exchange Debentures will be effectively subordinated to all existing and future liabilities, including indebtedness, of the subsidiaries of the Company.

  In the event of a Change of Control, the Company will, subject to certain conditions, offer to purchase all outstanding Exchange Debentures at a purchase price of 101% of the principal amount thereof, plus accrued and unpaid interest to the date of purchase. The New Credit Facility and the indentures governing the Notes will limit the Company's ability to make an offer to purchase the Exchange Debentures in the event of a Change of Control.

UNDESIGNATED PREFERRED STOCK

  Additional Preferred Stock may be issued from time to time in one or more series and the Board of Directors, without further approval of the stockholders, is authorized to fix the dividend rights and terms, conversion rights, voting rights, redemption rights and terms, liquidation preferences, sinking funds and any other rights, preferences, privileges and restrictions applicable to each such series of Preferred Stock. However, under the Company's Amended and Restated Certificate of Incorporation, no series of Preferred Stock may have rights or preferences superior to the Series I Preferred Stock, and no share of Preferred Stock other than shares designated as Series I Preferred Stock may be entitled to more than one vote upon any matter presented to the Company's stockholders for vote or approval, including the election of directors.

                      DESCRIPTION OF NEW CREDIT FACILITY

  In connection with the Transactions, Smith's will enter into the New Credit Facility with a syndicate of financial institutions for whom Bankers Trust will act as administrative agent. Smith's has accepted a commitment letter (the "Commitment Letter") from Bankers Trust and Chase Manhattan pursuant to which Bankers Trust and Chase Manhattan, as Arrangers (the "Arrangers"), have agreed, subject to certain conditions, to provide the Company $995 million of financing under the New Credit Facility. The following is a summary of the anticipated material terms and conditions of the New Credit Facility. This summary does not purport to be a complete description of the New Credit Facility and is subject to the detailed provisions of the loan agreement (the "Loan Agreement") and various related documents to be entered into in connection with the New Credit Facility.

GENERAL

  The New Credit Facility will provide for (i) term loans in the aggregate amount of $805 million, comprised of the $325 million Tranche A Loans, the $160 million Tranche B Loans, the $160 million Tranche C Loans and the $160 million Tranche D Loans; and (ii) the $190 million New Revolving Facility under which working capital loans may be made and commercial or standby letters of credit in the maximum aggregate amount to be agreed upon among the Company and the Arrangers, under which approximately $28 million of letters of credit are expected to be issued upon consummation of the Transactions.

  Proceeds of the New Term Loans and loans under the Revolving Credit Facility on the Closing, together with proceeds from the Offerings and the California Divestiture will be used to fund the cash requirements for the Tender Offer and the Smitty's Refinancing, refinance certain other existing indebtedness of Smith's, redeem a portion of Smith's Series I Preferred Stock, redeem Smith's management options and pay various refinancing premiums fees, expenses and other costs associated with the Transactions. The New Revolving Facility will be available to provide for the working capital requirements and general corporate purposes of the Company and to issue commercial and standby letters of credit.

INTEREST RATE; FEES

  Borrowings under (i) the New Revolving Facility and the Tranche A Loans will bear interest at a rate equal to the Base Rate (as defined in the Loan Agreement) plus 1.50% per annum or the reserve adjusted Euro-Dollar Rate (as defined in the Loan Agreement) plus 2.75% per annum; (ii) the Tranche B Loans will bear interest at the Base Rate plus 2.00% per annum or the reserve adjusted Euro-Dollar Rate plus 3.25% per annum; (iii) the Tranche C Loans will bear interest at the Base Rate plus 2.50% per annum or the reserve adjusted Euro-Dollar Rate plus 3.75% per annum; and (iv) the Tranche D Loans will bear interest at the Base Rate plus 2.75% per annum or the reserve adjusted Euro-Dollar Rate plus 4.00% per annum, in each case as selected by the Company. Applicable interest rates on Tranche A Loans and the New Revolving Facility and the fees payable under the New Revolving Facility on letters of credit, will be reduced in increments of 0.25% per annum, up to an aggregate of 0.50% per annum, after the New Term Loans have been reduced by such amounts and if the Company meets certain financial tests to be agreed upon among the Company and the Arrangers. Up to $30 million of the New Revolving Facility will be available as a swingline facility and loans outstanding under the swingline facility shall bear interest at the Base Rate plus 1.00% per annum (subject to adjustment as described in the preceding sentence). After the occurrence of a default under the New Credit Facility, interest will accrue at the rate equal to the rate on loans bearing interest at the rate determined by reference to the Base Rate plus an additional 2.00% per annum. The Company will pay the issuing bank a fee of 0.25% per annum on each standby letter of credit and each commercial letter of credit and will pay the lenders under the New Credit Facility a fee equal to the margin on Eurodollar Rate loans under the Revolving Credit Facility (the "Eurodollar Margin") for standby letters of credit and a fee equal to the Eurodollar Margin minus 1.00% per annum for commercial letters of credit. Each of these fees will be calculated based on the amount available to be drawn under a letter of credit. In addition, the Company will pay a commitment fee of 0.50% per annum on the unused portions of the New Revolving Facility and for purposes of calculating this fee, loans under the swingline facility shall not be deemed to be outstanding. The New Credit Facility will require the Company to enter into hedging agreements to limit its exposure to increases in interest rates for a period of not less than two years after the Closing. The New Credit Facility may be prepaid in whole or in part without premium or penalty.

AMORTIZATION; PREPAYMENTS

  The Tranche A Loans will mature six and one-quarter years after the Closing and will be subject to amortization, commencing on the nine month anniversary of the Closing in the amount of $7.5 million, and thereafter commencing on the first anniversary of the Closing on a quarterly basis in aggregate annual amounts of $45 million in the second year, $55 million in the third year, $65 million in the fourth year, $65 million in the fifth year, $60 million in the sixth year, and $13.75 million on the sixth anniversary of the Closing and in the first quarter of the seventh year. The Tranche B Loan will mature seven and one-half years after the Closing and will be subject to amortization on a quarterly basis in aggregate annual amounts of $1.6 million for the first six years and in the seventh year payable in installments of $4.0 million in the first quarter and $18 million in each of the last three quarters and in the eighth year payable in installments of $22.7 million in the first quarter and $69.7 million in the second quarter. The Tranche C Loans will mature eight and one-half years after the Closing and will be subject to amortization on a quarterly basis in aggregate annual amounts of $1.6 million for the first seven years and in the eighth year payable in installments of $0.4 million in each of the first two quarters and $25 million in each of the last two quarters and in the ninth year payable in installments of $25 million in the first quarter and $73 million in the second quarter. The Tranche D Loans will mature nine and one-quarter years after the Closing and will be subject to amortization on a quarterly basis in aggregate annual amounts of$1.6 million for the first eight years and in the ninth year payable in installments of $0.4 million in each of the first two quarters, $29 million in the third quarter and $32 million in the last quarter and in the tenth year in an installment of $85.4 million in the first quarter. The New Revolving Facility will mature on the same date as the Tranche A Loans. The Company will be required to reduce loans outstanding under the New Revolving Facility to $85 million for a period of not less than 30 consecutive days during the first 12-month period following the Closing and to $75 million for a period of not less than 30 consecutive days during each consecutive 12-month period thereafter. The Company will be required to make certain prepayments, subject to certain exceptions, on the New Credit Facility with 75% of Consolidated Excess Cash Flow (as defined in the Loan Agreement) and with the proceeds from certain asset sales, issuances of debt and equity securities and any pension plan reversion. Such prepayments will be allocated pro rata between the Tranche A Loans, Tranche B Loans, Tranche C Loans and the Tranche D Loans and to scheduled amortization payments of the Tranche A Loans, the Tranche B Loans, Tranche C Loans, and the Tranche D Loans pro rata, provided that at the election of the Company mandatory prepayments of Tranche A Loans made with Excess Land Proceeds (as defined in the Loan Agreement) may be applied to the Tranche A Loans in forward order of maturity up to $50 million. At the option of the Company, mandatory prepayments on the Tranche B Loans, the Tranche C Loans and the Tranche D Loans will be used to make an offer to repay such Loans and to the extent not accepted by the holders of such loans (x) in the event such mandatory prepayments are to be made from Excess Land Proceeds, such mandatory prepayments not so accepted will be applied to the prepayment of the Tranche A Loans and (y) in the event of all other mandatory prepayments, 50% of such amount will be applied to reduce Tranche A Loans on a pro rata basis and the remaining 50% may be retained by the Company.

GUARANTEES AND COLLATERAL

  All subsidiaries of the Company will guarantee the Company's obligations under the New Credit Facility. The Company's obligations and the guarantees of its subsidiaries will be secured by a first priority lien on all existing and after-acquired personal property of the Company and its subsidiaries, including a pledge of the stock of all subsidiaries of the Company and by first priority liens on all unencumbered real property fee interests of the Company and its subsidiaries and the Company and its subsidiaries will use their reasonable economic efforts to provide the lenders with a first priority lien on all unencumbered leasehold interests of the Company and its subsidiaries.

COVENANTS

  The obligation of the lenders under the New Credit Facility to advance funds is subject to the satisfaction of certain conditions customary in agreements of this type. In addition, the Company will be subject to certain customary affirmative and negative covenants contained in the New Credit Facility, including, without limitation, covenants that restrict, subject to specified exceptions, (i) the incurrence of additional indebtedness and other obligations, (ii) mergers and acquisitions, (iii) asset sales, (iv) the granting of liens, (v) prepayment or repurchase of other indebtedness, (vi) engaging in transactions with affiliates, (vii) capital expenditures, (vii) the making of investments, (ix) dividends and other payments with respect to equity interests, or (x) rental payments. Certain of these covenants may be more restrictive than those in favor of holders of the Notes as described herein and as set forth in the New Indentures. In addition, the New Credit Facility will require that the Company maintain certain specified financial covenants, including a minimum fixed charge coverage, a minimum EBITDA, a maximum ratio of total debt to EBITDA and a minimum net worth.

EVENTS OF DEFAULT

  The New Credit Facility also provides for customary events of default, including a change of control (which may be defined differently than in the Indentures). The occurrence of any of such events of default could result in acceleration of the Company's obligations under the New Credit Facility and foreclosure on the collateral securing such obligations, which could have material adverse results to holders of the Notes.

                                 UNDERWRITING

  Subject to the terms and conditions of the underwriting agreement (the "Underwriting Agreement") among Smith's and BT Securities Corporation ("BT Securities"), CS First Boston Corporation ("CS First Boston"), Donaldson, Lufkin & Jenrette Securities Corporation ("DLJ"), Goldman, Sachs & Co. ("Goldman Sachs") and Chase Securities Inc. ("Chase") (collectively, the "Underwriters"), the Underwriters have agreed to purchase, and the Company has agreed to sell to the Underwriters, the entire principal amount of the Notes offered hereby.

  The Underwriting Agreement provides that the obligation of the Underwriters to pay for and accept delivery of the Notes is subject to the approval of certain legal matters by counsel and to various other conditions. The nature of each Underwriter's obligation is such that each is severally committed to purchase the aggregate principal amount of Notes set forth opposite its name if it purchases any.

                                                              PRINCIPAL AMOUNT
                                            PRINCIPAL AMOUNT     OF SENIOR
         UNDERWRITERS                       OF SENIOR NOTES  SUBORDINATED NOTES
         ------------                       ---------------- ------------------
   BT Securities Corporation...............   $                 $
   CS First Boston Corporation.............
   Donaldson, Lufkin & Jenrette
    Securities Corporation.................
   Goldman, Sachs & Co. ...................
   Chase Securities Inc. ..................
                                              ------------      ------------
       Total...............................   $150,000,000      $350,000,000
                                              ============      ============

  The Underwriters propose to offer the Notes directly to the public at the public offering price set forth on the cover page hereof, and to certain
dealers at such price less a concession not in excess of $      per $1,000
principal amount of the Notes. The Underwriters may allow and such dealers may
reallow a concession not in excess of $      per $1,000 principal amount of
the Notes. After the initial public offering of the Notes, the public offering prices and other selling terms may be changed.

  The Company does not intend to apply for listing of the Notes on a national securities exchange, but has been advised by each of the Underwriters that it presently intends to make a market in the Notes, as permitted by applicable laws and regulations. The Underwriters are not obligated, however, to make a market in the Notes, and any such market making may be discontinued at any time by one or all of the Underwriters at the sole discretion of such Underwriters. There can be no assurance that an active public market for the Notes will develop.

  The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the Underwriters may be required to make in respect thereof.

  BT Securities and CS First Boston have been engaged by Smitty's to act as dealer managers and consent solicitation agents in connection with the Smitty's Refinancing. BT Securities and CS First Boston will receive customary fees in connection with such services.

  Chase Manhattan, an affiliate of Chase, has been the administrative agent and a lender under SSV's existing credit facilities. Proceeds of the Offerings will be used, in part, to repay indebtedness to Chase Manhattan and the other lenders under such credit facilities. Bankers Trust, an affiliate of BT Securities, and Chase Manhattan are the Arrangers of the New Credit Facility, and Bankers Trust will act as administrative agent for the New Credit Facility. Bankers Trust and Chase Manhattan will receive customary fees in connection with such services. It is anticipated that Bankers Trust, Chase Manhattan and Pearl Street L.P. (an affiliate of Goldman Sachs) will be lenders under the New Credit Facility.

  An affiliate of Chase is a limited partner in a partnership controlled by Yucaipa which owns shares of Smitty's Class A Common Stock. The partnership will receive shares of Smith's Class B Common Stock in the Merger in exchange for such shares.

  Goldman Sachs is serving as financial advisor to the Company in connection with the Transactions and has delivered a written opinion to the Company's Board of Directors that, as of January 29, 1996, the exchange ratio pursuant to the Recapitalization Agreement is fair to the Company. Goldman Sachs has been engaged by the Company to act as dealer manager in connection with the Tender Offer. Goldman Sachs has received, and will receive, customary fees in connection with such services.

  Affiliates of CS First Boston own shares of Smitty's Class B Common Stock and will receive shares of Smith's Common Stock in the Merger in exchange for such shares of Smitty's Class B Common Stock.

  Each of the Underwriters has from time to time provided investment banking and financial advisory services to one or more of Smith's, Smitty's, Yucaipa and/or their respective affiliates and may continue to do so in the future. The Underwriters have received customary fees for such services.

                                 LEGAL MATTERS

  The validity of the Notes offered hereby will be passed upon for the Company by Latham & Watkins, Los Angeles, California. Certain legal matters in connection with the Offerings will be passed upon for the Underwriters by Cahill Gordon and Reindel (a partnership including a professional corporation), New York, New York.

                                    EXPERTS

  The consolidated financial statements of Smith's Food & Drug Centers, Inc. at December 30, 1995 and December 31, 1994 and for each of three years in the period ended December 30, 1995 included in this Prospectus have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

  The consolidated balance sheet of Smitty's Supermarkets, Inc. as of July 30, 1995 and July 31, 1994 and the related consolidated statements of operations, stockholder's equity, and cash flows for year ended July 31, 1995, and for the period from June 29, 1994 (date of inception) to July 31, 1994 (Smitty's), and for the period from August 2, 1993 to June 28, 1994 and the year ended August 1, 1993 (Predecessor), included in this Prospectus, have been included herein in reliance on the report of Coopers & Lybrand L.L.P., independent accountants, given on the authority of that firm as experts in accounting and auditing.

                         INDEX TO FINANCIAL STATEMENTS

                                                                          PAGE
                                                                          ----
SMITH'S FOOD & DRUG CENTERS, INC.:
Report of Independent Auditors (Ernst & Young LLP).......................  F-2
Consolidated balance sheets at December 30, 1995 and December 31, 1994...  F-3
Consolidated statements of income for the years ended January 1, 1994,
 December 31, 1994 and December 30, 1995.................................  F-4
Consolidated statements of common stockholders' equity for the years ended January 1, 1994, December 31, 1994 and December 30, 1995..........  F-5
Consolidated statements of cash flows for the years ended January 1,
 1994, December 31, 1994 and December 30, 1995...........................  F-6
Notes to consolidated financial statements...............................  F-7
SMITTY'S SUPERMARKETS, INC.:
Report of Independent Auditors (Coopers & Lybrand L.L.P.)................ F-17
Consolidated balance sheets as of July 31, 1994 and July 30, 1995 and
 January 14, 1996 (unaudited)............................................ F-18
Consolidated statements of operations for the 52 weeks ended July 30,
 1995 and for the period from June 29, 1994 (date of inception) to July
 31, 1994; for the period from August 2, 1993 to June 28, 1994 and the year ended August 1, 1993 (Predecessor); for the 24 weeks ended January
 14, 1996 (unaudited) and the 24 weeks ended January 15, 1995
 (unaudited)............................................................. F-19
Consolidated statements of stockholders' equity for the 52 weeks ended
 July 30, 1995 and for the period from June 29, 1994 (date of inception)
 to July 31, 1994; for the period from August 2, 1992 to June 29, 1994 and the year ended August 1, 1993 (Predecessor); for the 24 weeks ended
 January 14, 1996 (unaudited)............................................ F-20
Consolidated statements of cash flows for the 52 weeks ended July 30,
 1995 and for the period from June 29, 1994 (date of inception) to July
 31, 1994; for the period from August 2, 1993 to June 28, 1994 and the year ended August 1, 1993 (Predecessor); for the 24 weeks ended January
 14, 1996 (unaudited) and the 24 weeks ended January 15, 1995
 (unaudited)............................................................. F-21
Notes to consolidated financial statements............................... F-23

                        REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Stockholders of Smith's Food & Drug Centers, Inc.

  We have audited the accompanying consolidated balance sheets of Smith's Food & Drug Centers, Inc. and subsidiaries as of December 30, 1995 and December 31, 1994, and the related consolidated statements of income, common stockholders' equity, and cash flows for each of the three fiscal years in the period ended December 30, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Smith's Food & Drug Centers, Inc. and subsidiaries at December 30, 1995 and December 31, 1994, and the consolidated results of their operations and their cash flows for each of the three fiscal years in the period ended December 30, 1995, in conformity with generally accepted accounting principles.

                                          Ernst & Young LLP

Salt Lake City, Utah
January 29, 1996

                       SMITH'S FOOD & DRUG CENTERS, INC.

                          CONSOLIDATED BALANCE SHEETS
                         (DOLLAR AMOUNTS IN THOUSANDS)

                                                       DECEMBER 30, DECEMBER 31,
                        ASSETS                             1995         1994
                        ------                         ------------ ------------
Current Assets
  Cash and cash equivalents...........................  $   16,079   $   14,188
  Rebates and accounts receivable.....................      23,802       25,596
  Inventories.........................................     394,982      389,564
  Prepaid expenses and deposits.......................      21,255       15,858
  Deferred tax assets.................................      23,900        1,400
  Assets held for sale................................     125,000
                                                        ----------   ----------
    Total Current Assets..............................     605,018      446,606
Property and Equipment
  Land................................................     276,626      303,701
  Buildings...........................................     610,049      619,056
  Leasehold improvements..............................      55,830       42,369
  Fixtures and equipment..............................     509,524      589,480
                                                        ----------   ----------
                                                         1,452,029    1,554,606
  Less allowances for depreciation and amortization...     390,933      364,741
                                                        ----------   ----------
                                                         1,061,096    1,189,865
Other Assets..........................................      20,066       16,996
                                                        ----------   ----------
                                                        $1,686,180   $1,653,467
                                                        ==========   ==========
     LIABILITIES AND COMMON STOCKHOLDERS' EQUITY
     -------------------------------------------
Current Liabilities
  Trade accounts payable..............................  $  214,152   $  235,843
  Accrued sales and other taxes.......................      50,749       44,379
  Accrued payroll and related benefits................      97,455       84,083
  Current maturities of long-term debt................      20,932       19,011
  Current maturities of Redeemable Preferred Stock....       1,008        1,017
  Accrued restructuring costs.........................      58,000
                                                        ----------   ----------
    Total Current Liabilities.........................     442,296      384,333
Long-term debt, less current maturities...............     725,253      699,882
Accrued restructuring costs, less current portion.....      40,000
Deferred income taxes.................................      58,600       89,500
Redeemable Preferred Stock, less current maturities...       3,311        4,410
Common Stockholders' Equity
  Convertible Class A Common Stock (shares issued and
   outstanding, 11,613,043 in 1995 and 12,140,317 in
   1994)..............................................         116          121
  Class B Common Stock (shares issued, 18,348,968 in
   1995 and 17,821,694 in 1994)........................        183          178
  Additional paid-in capital...........................    285,236    285,592
  Retained earnings....................................    238,027    293,456
                                                        ---------- ----------
                                                           523,562    579,347
  Less cost of Common Stock in the treasury (4,890,302
   shares in 1995 and 4,772,822 shares in 1994)........    106,842    104,005
                                                        ---------- ----------
                                                           416,720    475,342
                                                        ---------- ----------
                                                        $1,686,180 $1,653,467
                                                        ========== ==========

                See notes to consolidated financial statements.

                       SMITH'S FOOD & DRUG CENTERS, INC.

                       CONSOLIDATED STATEMENTS OF INCOME
              (DOLLAR AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                      52 WEEKS ENDED
                                           ------------------------------------
                                           DECEMBER 30, DECEMBER 31, JANUARY 1,
                                               1995         1994        1994
                                           ------------ ------------ ----------
Net sales.................................  $3,083,737   $2,981,359  $2,807,165
Cost of goods sold........................   2,386,707    2,312,228   2,169,987
                                            ----------   ----------  ----------
                                               697,030      669,131     637,178
Expenses:
  Operating, selling and administrative...     461,401      440,844     430,258
  Depreciation and amortization...........     104,963       94,491      82,173
  Interest................................      60,478       53,715      44,627
  Restructuring charges...................     140,000
                                            ----------   ----------  ----------
                                               766,842      589,050     557,058
                                            ----------   ----------  ----------
Income (loss) before income taxes.........     (69,812)      80,081      80,120
Income taxes..............................     (29,300)      31,300      34,300
                                            ----------   ----------  ----------
Net income (loss).........................  $  (40,512)  $   48,781  $   45,820
                                            ==========   ==========  ==========
Net income (loss) per share of Common
 Stock....................................  $    (1.62)  $     1.73  $     1.52
                                            ==========   ==========  ==========



                See notes to consolidated financial statements.

                       SMITH'S FOOD & DRUG CENTERS, INC.

             CONSOLIDATED STATEMENTS OF COMMON STOCKHOLDERS' EQUITY
              (DOLLAR AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

                              CLASS A            CLASS B
                            COMMON STOCK       COMMON STOCK
                          -----------------  ---------------- ADDITIONAL
                          NUMBER OF    PAR   NUMBER OF   PAR    PAIDIN   RETAINED  TREASURY
                            SHARES    VALUE    SHARES   VALUE  CAPITAL   EARNINGS    STOCK     TOTAL
                          ----------  -----  ---------- ----- ---------- --------  ---------  --------
Balance at January 3,
 1993...................  13,403,132  $134   16,558,879 $165   $285,980  $229,110             $515,389
 Net income for 1993....                                                   45,820               45,820
 Conversion of shares
  from
  Class A to Class B....    (785,687)   (8)     785,687    8
 Purchase of Class B
  Common Stock for the
  treasury..............                                                           $ (11,074)  (11,074)
 Shares sold to the
  Employee Stock Profit
  Sharing Plan..........                                           (212)               3,237     3,025
 Shares sold under the
  Employee Stock
  Purchase Plan.........                                           (771)               4,853     4,082
 Cash dividends--$.52
  per share.............                                                  (15,530)             (15,530)
 Other..................                                            485                            485
                          ----------  ----   ---------- ----   --------  --------  ---------  --------
Balance at January 1,
 1994...................  12,617,445   126   17,344,566  173    285,482   259,400     (2,984)  542,197
 Net income for 1994....                                                   48,781               48,781
 Conversion of shares
  from
  Class A to Class B....    (477,128)   (5)     477,128    5
 Purchase of Class B
  Common Stock for the
  treasury..............                                                            (109,239) (109,239)
 Shares sold to the
  Employee Stock Profit
  Sharing Plan..........                                            143                1,505     1,648
 Shares sold under the
  Employee Stock
  Purchase Plan.........                                           (668)               6,713     6,045
 Cash dividends--$.52
  per share.............                                                  (14,725)             (14,725)
 Other..................                                            635                            635
                          ----------  ----   ---------- ----   --------  --------  ---------  --------
Balance at December 31,
 1994...................  12,140,317   121   17,821,694  178    285,592   293,456   (104,005)  475,342
 Net loss for 1995......                                                  (40,512)             (40,512)
 Conversion of shares
  from
  Class A to Class B....    (527,274)   (5)     527,274    5
 Purchase of Class B
  Common Stock for the
  treasury..............                                                              (9,039)   (9,039)
 Shares sold to the
  Employee Stock Profit
  Sharing Plan..........                                              2                  108       110
 Shares sold under the
  Employee Stock
  Purchase Plan.........                                           (926)               6,094     5,168
 Cash dividends--$.60
  per share.............                                                  (14,917)             (14,917)
 Other..................                                            568                            568
                          ----------  ----   ---------- ----   --------  --------  ---------  --------
Balance at December 30,
 1995...................  11,613,043  $116   18,348,968 $183   $285,236  $238,027  $(106,842) $416,720
                          ==========  ====   ========== ====   ========  ========  =========  ========

                See notes to consolidated financial statements.

                       SMITH'S FOOD & DRUG CENTERS, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                         (DOLLAR AMOUNTS IN THOUSANDS)

                                                      52 WEEKS ENDED
                                           ------------------------------------
                                           DECEMBER 30, DECEMBER 31, JANUARY 1,
                                               1995         1994        1994
                                           ------------ ------------ ----------
Operating Activities
 Net income (loss)........................  $ (40,512)   $  48,781   $  45,820
 Adjustments to reconcile net income
  (loss) to cash provided by operating
  activities:
   Depreciation and amortization..........    104,963       94,491      82,173
   Deferred income taxes..................    (53,400)      10,500      15,400
   Restructuring charges..................    140,000
   Other..................................        568          635         485
   Changes in operating assets and
    liabilities:
    Rebates and accounts receivable.......      1,794       (4,758)     (4,038)
    Inventories...........................     (5,418)     (11,625)    (36,523)
    Prepaid expenses and deposits.........     (5,397)      (1,324)       (518)
    Trade accounts payable................    (21,691)      50,618       1,119
    Accrued sales and other taxes.........      6,370        5,616       6,625
    Accrued payroll and related benefits..     13,372       10,616       8,007
                                            ---------    ---------   ---------
Cash provided by operating activities.....    140,649      203,550     118,550
Investing Activities
 Additions to property and equipment......   (149,035)    (146,676)   (322,301)
 Sale/leaseback arrangements and other
  property and equipment sales............      5,841       20,949     159,137
 Other....................................     (3,070)      (1,649)     (1,258)
                                            ---------    ---------   ---------
Cash used in investing activities.........   (146,264)    (127,376)   (164,422)
Financing Activities
 Additions to long-term debt..............     45,978       27,000     262,000
 Payments on long-term debt...............    (18,686)     (33,594)   (149,197)
 Redemptions of Redeemable Preferred
  Stock...................................     (1,108)      (1,042)     (1,039)
 Purchases of Treasury Stock..............     (9,039)    (109,239)    (11,074)
 Proceeds from sales of Treasury Stock....      5,278        7,693       7,107
 Payment of dividends.....................    (14,917)     (14,725)    (15,530)
                                            ---------    ---------   ---------
Cash provided by (used in) financing
 activities...............................      7,506     (123,907)     92,267
                                            ---------    ---------   ---------
Net increase (decrease) in cash and cash
 equivalents..............................      1,891      (47,733)     46,395
Cash and cash equivalents at beginning of
 year.....................................     14,188       61,921      15,526
                                            ---------    ---------   ---------
Cash and cash equivalents at end of year..  $  16,079    $  14,188   $  61,921
                                            =========    =========   =========


                See notes to consolidated financial statements.

                       SMITH'S FOOD & DRUG CENTERS, INC.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE A--SIGNIFICANT ACCOUNTING POLICIES

 Principles of Consolidation

  The consolidated financial statements include the accounts of Smith's Food & Drug Centers, Inc. and its wholly-owned subsidiaries (the "Company"), after the elimination of significant intercompany transactions and accounts. The Company operates a regional supermarket and drug store chain in the Intermountain and Southwestern regions of the United States.

 Estimates and Assumptions

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

 Definition of Accounting Period

  The Company's fiscal year ends on the Saturday nearest to December 31. Fiscal year operating results include 52 weeks for each year.

 Cash and Cash Equivalents

  Cash and cash equivalents consist of cash and short-term investments with maturities less than three months. The amount reported in the balance sheet for cash and cash equivalents approximates its fair value.

 Inventories

  Inventories are valued at the lower of cost, determined on the last-in, first-out (LIFO) method, or market. Approximately 95% of inventories in 1995 and 1994 were valued using the LIFO method. Other inventories were valued using the first-in, first-out (FIFO) method. The FIFO cost exceeded the LIFO value of inventories by $8.1 million in 1995 and $4.1 million in 1994. The pretax LIFO charge was $4.0 million in 1995, $2.5 million in 1994, and $1.6 million in 1993.

 Property and Equipment

  Property and equipment are stated at cost. Depreciation and amortization are provided by the straight-line method based upon estimated useful lives. Improvements to leased property are amortized over their estimated useful lives or the remaining terms of the leases, whichever is shorter.

 Accrued Insurance Claims

  The Company is self-insured, with certain stop loss insurance coverage, for workers' compensation, non-union employee health care and general liability claims. Claims expense is recorded through the accrual of claims reserves based on estimates of ultimate claim costs, including claims incurred but not reported. The liabilities for accrued insurance claims were $31.8 million and $25.3 million at the end of 1995 and 1994, respectively. These liabilities are not discounted.

                       SMITH'S FOOD & DRUG CENTERS, INC.

 Pre-Operating and Closing Costs

  Costs incurred in connection with the opening of new stores and distribution facilities are expensed as incurred. The remaining net investment in stores closed, less salvage value, is charged against earnings in the period of closing. For leased stores that are closed and subleased to third parties, a provision is made for the remaining lease liability, net of expected sublease rental. For leased stores that are closed but not yet subleased, a provision is made based on discounted lease payments through the estimated period until subleased.

 Interest Costs

  Interest costs are expensed as incurred, except for interest costs which have been capitalized as part of the cost of properties under development. The Company's cash payments for interest (net of capitalized interest of approximately $1.4 million in 1995, $5.8 million in 1994 and $14.5 million in
1993) amounted to $60.7 million in 1995, $54.0 million in 1994 and $39.8 million in 1993.

 Income Taxes

  The Company determines its deferred tax assets and liabilities based on differences between the financial reporting and tax basis of its assets and liabilities using the tax rates that will be in effect when the differences are expected to reverse.

 Net Income Per Share of Common Stock

  Net income per share of Common Stock is computed by dividing the net income by the weighted average number of shares of Common Stock outstanding of 25,030,882 in 1995, 28,176,907 in 1994 and 30,238,811 in 1993. Common Stock
equivalents in the form of stock options are excluded from the weighted average number of common shares in 1995 due to the net loss.

 Adoption of Accounting Standard

  In March 1995, the Financial Accounting Standards Board issued Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of", which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. Statement 121 also addresses the accounting for long-lived assets that are expected to be disposed of. Due to the nature of the Company's operations and the number of estimates required to assess the impact of Statement 121, the financial statement impact of adoption has not yet been determined.

 Litigation

  The Company is a party to certain legal actions arising out of the ordinary course of its business. Management believes that none of these actions, individually or in the aggregate, will have a material adverse effect on the Company's results of operations or financial position.

 Reclassifications

  Certain reclassifications have been made to the 1993 and 1994 financial statements to conform with the 1995 presentation.

                       SMITH'S FOOD & DRUG CENTERS, INC.

NOTE B--PROPERTY AND EQUIPMENT

  The Company depreciates its buildings over 25 to 30 years and its fixtures and equipment over a period of 2 to 9 years and amortizes its leasehold improvements over their estimated useful lives or the life of the lease, whichever is shorter. Property and equipment consists of the following (dollar amounts in thousands):

                                            ALLOWANCES FOR               CURRENT YEAR
                                           DEPRECIATION AND    NET     DEPRECIATION AND
                                   COST      AMORTIZATION   BOOK VALUE   AMORTIZATION
                                ---------- ---------------- ---------- ----------------
      DECEMBER 30, 1995
        Land..................  $  276,626                  $  276,626
        Buildings.............     610,049     $108,985        501,064     $ 19,907
        Leasehold
         improvements.........      55,830       12,556         43,274        2,970
        Fixtures and
         equipment............     509,524      269,392        240,132       82,086
                                ----------     --------     ----------     --------
                                $1,452,029     $390,933     $1,061,096     $104,963
                                ==========     ========     ==========     ========
      DECEMBER 31, 1994
        Land..................  $  303,701                  $  303,701
        Buildings.............     619,056     $ 92,542        526,514     $ 18,334
        Leasehold
         improvements.........      42,369       10,122         32,247        1,842
        Fixtures and
         equipment............     589,480      262,077        327,403       74,315
                                ----------     --------     ----------     --------
                                $1,554,606     $364,741     $1,189,865     $ 94,491
                                ==========     ========     ==========     ========

NOTE C--LONG-TERM DEBT

  Long-term debt consists of the following (dollar amounts in thousands):

                                                      DECEMBER 30, DECEMBER 31,
                                                          1995         1994
                                                      ------------ ------------
      Mortgage notes, collateralized by property and
       equipment with a cost of $420.7 million in
       1995 and $413.0 million in 1994, due through
       2011 with interest at an average rate of
       9.68% in 1995 and 9.73% in 1994..............    $254,385     $270,082
      Unsecured notes, due in 2002 through 2015 with
       varying annual installments starting in 2000
       which accrue interest at an average rate of
       7.68% in 1995 and 1994.......................     410,000      410,000
      Revolving credit bank loans...................      68,000       27,000
      Industrial revenue bonds, collateralized by
       property and
       equipment with a cost of $11.7 million in
       1995 and $11.6 million in 1994 due in 2000
       through 2010 plus interest at an average rate
       of 7.44% in 1995 and 7.47% in 1994...........       6,308        6,597
      Other.........................................       7,492        5,214
                                                        --------     --------
                                                         746,185      718,893
      Less current maturities.......................      20,932       19,011
                                                        --------     --------
                                                        $725,253     $699,882
                                                        ========     ========

                       SMITH'S FOOD & DRUG CENTERS, INC.

  Interest rates on the revolving credit bank loans averaged 6.06% in 1995 and 5.89% in 1994. The agreements are reviewed annually with the banks, at which time the date each installment is due is generally extended one year. At December 30, 1995, the Company had unused lines of credit related to unsecured revolving credit bank loans of $60.0 million.

  The Company's loan agreements contain provisions which require the Company to maintain a specified level of consolidated net worth, fixed charge coverage and ratio of debt to net worth.

  Maturities of the Company's long-term debt for the five fiscal years succeeding December 30, 1995 are approximately $20.9 million in 1996, $22.1 million in 1997, $23.7 million in 1998, $45.4 million in 1999 and $28.9 million in 2000.

  The amounts classified as revolving credit bank loans approximate their fair value. The fair value of the Company's long-term debt was estimated using discounted cash flow analysis, based on the Company's current incremental borrowing rates for similar types of debt arrangements.

NOTE D--REDEEMABLE PREFERRED STOCK

  The Company has 85,000,000 shares of $.01 per share par value Preferred Stock authorized. The Company has designated 34,524,579 of these shares as Series I Preferred Stock, of which 12,956,747 shares and 16,281,777 shares were issued and outstanding in 1995 and 1994, respectively. The Series I Preferred Stock has no dividend requirement.

  All shares of the Company's Series I Preferred Stock are subject to redemption at any time at the option of the Board of Directors, in such numbers as the Board may determine, and at a redemption price of $.33 1/3 per share. The scheduled redemptions of the Company's Series I Preferred Stock are approximately $1.0 million each year until all outstanding shares are redeemed. Upon liquidation of the Company, each share of Series I Preferred Stock is entitled to a liquidation preference of $.33 1/3, on a pro rata basis with any other series of Preferred Stock, before any distribution to the holders of Class A Common Stock or Class B Common Stock. Each share of Series I Preferred Stock is entitled to ten votes. Series I Preferred Stock is stated at redemption value in the balance sheet.

  The amount included in the balance sheet for Series I Preferred Stock approximates its fair value.

NOTE E--COMMON STOCKHOLDERS' EQUITY

  The voting powers, preferences and relative rights of Class A Common Stock and Class B Common Stock are identical in all respects, except that the holders of Class A Common Stock have ten votes per share and the holders of Class B Common Stock have one vote per share. Each share of Class A Common Stock is convertible at any time at the option of the holder into one share of Class B Common Stock. The Company's Certificate of Incorporation also provides that each share of Class A Common Stock will be converted automatically into one share of Class B Common Stock if at any time the number of shares of Class A Common Stock issued and outstanding shall be less than 2,910,885. Future sales or transfers of the Company's Class A Common Stock are restricted to the Company or immediate family members of the original Class A Common Stockholders unless first presented to the Company for conversion into an equal number of Class B Common Stock shares. The Class B Common Stock has no conversion rights. At December 30, 1995 there were 20,000,000 shares of $.01 per share par value Class A Common Stock and 100,000,000 shares of $.01 per share par value Class B Common Stock authorized.

                       SMITH'S FOOD & DRUG CENTERS, INC.

NOTE F--INCOME TAXES

  Income tax expense (benefit) consists of the following (dollar amounts in thousands):

                                                      52 WEEKS ENDED
                                           ------------------------------------
                                           DECEMBER 30, DECEMBER 31, JANUARY 1,
                                               1995         1994        1994
                                           ------------ ------------ ----------
Current:
  Federal.................................   $ 20,220     $17,211     $15,715
  State...................................      3,880       3,589       3,185
                                             --------     -------     -------
                                               24,100      20,800      18,900
Deferred:
  Federal.................................    (46,681)      9,247      13,012
  State...................................    ( 6,719)      1,253       2,388
                                             --------     -------     -------
                                              (53,400)     10,500      15,400
                                             --------     -------     -------
                                             $(29,300)    $31,300     $34,300
                                             ========     =======     =======

  Income tax expense included a charge of $1.95 million in 1993 resulting from applying the increased federal tax rate to deferred tax items. Cash disbursements for income taxes were $19.2 million in 1995, $21.7 million in 1994 and $17.3 million in 1993.

  The difference between income tax expense (benefit) and the tax computed by applying the statutory income tax rate to income before income taxes is as follows:

                                                      52 WEEKS ENDED
                                           ------------------------------------
                                           DECEMBER 30, DECEMBER 31, JANUARY 1,
                                               1995         1994        1994
                                           ------------ ------------ ----------
Statutory federal income tax rate.........      (35.0)%      35.0 %      35.0%
State income tax rate, net of federal
 income tax effect........................       (4.3)        4.7         5.2
Effect of income tax rate changes on de-
 ferred taxes.............................       (3.6)                    2.4
Other.....................................         .9         (.6)         .2
                                             --------     -------     -------
                                                (42.0)%      39.1 %      42.8%
                                             ========     =======     =======

  The effect of temporary differences that give rise to deferred tax balances are as follows (dollar amounts in thousands):

                                                       DECEMBER 30, DECEMBER 31,
                                                           1995         1994
                                                       ------------ ------------
      Deferred tax liabilities:
        Depreciation and amortization.................   $ 81,008     $ 98,186
        Other.........................................     13,572       11,935
                                                         --------     --------
                                                           94,580      110,121
      Deferred tax assets:
        Accrued restructuring costs...................    (33,305)
        Accrued insurance claims......................    (12,271)     (10,126)
        Rent..........................................     (8,138)      (6,006)
        Other.........................................     (6,166)      (5,889)
                                                         --------     --------
                                                          (59,880)     (22,021)
                                                         --------     --------
                                                           34,700       88,100
      Net current deferred tax assets.................     23,900        1,400
                                                         --------     --------
      Net non-current deferred tax liabilities........   $ 58,600     $ 89,500
                                                         ========     ========

                       SMITH'S FOOD & DRUG CENTERS, INC.

NOTE G--FAIR VALUE OF FINANCIAL INSTRUMENTS

  The carrying amounts and related fair values of the Company's financial instruments are as follows (dollar amounts in thousands):

                                            DECEMBER 30, 1995 DECEMBER 31, 1994
                                            ----------------- -----------------
                                            CARRYING   FAIR   CARRYING   FAIR
                                             AMOUNT   VALUE    AMOUNT   VALUE
                                            -------- -------- -------- --------
      Cash and cash equivalents............ $ 16,079 $ 16,079 $ 14,188 $ 14,188
      Long-term debt.......................  746,185  803,613  718,893  680,460
      Redeemable Preferred Stock...........    4,319    4,319    5,427    5,427

  The methods of determining the fair value of the Company's financial instruments are disclosed in the respective notes to the consolidated financial statements.

NOTE H--LEASE AND COMMITMENTS

  The Company leases property and equipment under terms which include, in some cases, renewal options, escalation clauses or contingent rentals which are based on sales. Total rental expense for such leases amounted to the following (dollar amounts in thousands):

                                                       52 WEEKS ENDED
                                            ------------------------------------
                                            DECEMBER 30, DECEMBER 31, JANUARY 1,
                                                1995         1994        1994
                                            ------------ ------------ ----------
      Minimum rentals......................   $ 46,460     $ 39,852    $ 19,539
      Contingent rentals...................        235          293         281
                                              --------     --------    --------
                                                46,695       40,145      19,820
      Less sublease rental income..........      7,334        5,953       5,506
                                              --------     --------    --------
                                              $ 39,361     $ 34,192    $ 14,314
                                              ========     ========    ========

  At December 30, 1995, future minimum rental payments and sublease rentals for all noncancellable leases with initial or remaining terms of one year or more consisted of the following (dollar amounts in thousands):

                                              MINIMUM        LESS
                                               RENTAL      SUBLEASE
                                              PAYMENTS     RENTALS      TOTAL
                                            ------------ ------------ ----------
      1996.................................   $ 48,781     $ 16,419    $ 32,362
      1997.................................     40,223       16,932      23,291
      1998.................................     43,759       16,934      26,825
      1999.................................     46,205       16,600      29,605
      2000.................................     45,998       16,433      29,565
      Thereafter...........................    697,832      201,864     495,968
                                              --------     --------    --------
                                              $922,798     $285,182    $637,616
                                              ========     ========    ========

  At December 30, 1995 the Company had contract commitments of approximately $3.6 million for future construction and a contract for information technology services requiring payments of approximately $19.6 million in 1996, $21.3 million in 1997, $24.1 million in 1998, $26.7 million in 1999 and $35.0 million in 2000.

NOTE I--EMPLOYEE STOCK PLANS

  In 1993 the Company established a stock profit sharing plan under which year end employees who are compensated for more than 1,000 hours during the year are participants. Eligible employees are allocated shares of the Company's Class B Common Stock based on hours of service up to 2,080 hours. Contributions are made at the sole discretion of the Company based on its profitability. The contribution expense was $1.4 million in 1995, $1.6 million in 1994 and $3.0 million in 1993.

                       SMITH'S FOOD & DRUG CENTERS, INC.

  In 1993 the Company established a stock purchase plan which permits employees to purchase shares of the Company's Class B Common Stock through payroll deductions at 85% of fair market value at the time of purchase. Employees purchased 282,485 shares, 309,553 shares and 180,950 shares from the Treasury during 1995, 1994 and 1993, respectively.

  The Company has a Stock Option Plan which authorizes the Compensation Committee of the Board of Directors to grant options to key employees for the purchase of Class B Common Stock. The aggregate number of shares available for grant under the plan is equal to 10% of the number of shares of Class B Common Stock authorized. However, the number of outstanding and unexercised options shall not exceed 10% of the number of shares of Class A and Class B Common Stock outstanding. The number of unoptioned shares of Class B Common Stock available for grant was 890,671 shares and 973,419 shares at the end of 1995 and 1994, respectively. The options may be either incentive stock options or non-qualified stock options. Stock options granted to key employees and options outstanding are as follows:

                                                         OPTION PRICE NUMBER OF
                                                          PER SHARE    SHARES
                                                         ------------ ---------
      Balance at January 3, 1993........................    $19.00    1,107,500
        Granted.........................................     19.00      622,000
        Forfeited.......................................     19.00     (232,000)
                                                            ------    ---------
      Balance at January 1, 1994........................     19.00    1,497,500
        Granted.........................................     19.00       81,000
        Forfeited.......................................     19.00      (33,000)
                                                            ------    ---------
      Balance at December 31, 1994......................     19.00    1,545,500
        Granted.........................................     19.00      317,000
        Forfeited.......................................     19.00     (246,000)
                                                            ------    ---------
      Balance at December 30, 1995......................    $19.00    1,616,500
                                                            ======    =========

  The options are exercisable as follows:

                                                                       NUMBER OF
                                                                        SHARES
                                                                       ---------
      Options exercisable in the future
        1997..........................................................    25,000
        1999..........................................................   453,000
        2000..........................................................   130,000
        2001..........................................................   207,000
        2002..........................................................    64,500
        2003..........................................................   528,000
        2004..........................................................    11,000
        2005..........................................................   138,000
                                                                       ---------
                                                                       1,556,500
      Options currently exercisable...................................    60,000
                                                                       ---------
                                                                       1,616,500
                                                                       =========

  Compensation expense for the difference between the market value of the options on the grant date and the grant price is recognized on a straight-line basis over the vesting period of the options. The amount charged to operations in 1995, 1994 and 1993 was immaterial.

                       SMITH'S FOOD & DRUG CENTERS, INC.

NOTE J--PENSION PLANS

  Employees whose terms of employment are determined by negotiations with recognized collective bargaining units are covered by their respective multi-employer defined benefit pension plans to which the Company contributes. The costs charged to operations for these plans amounted to approximately $4.6 million in 1995, $4.2 million in 1994 and $3.3 million in 1993. Other information for these multi-employer plans is not available to the Company.

  The Company maintains a defined benefit pension plan for all other permanent employees which provides for normal retirement at age 65. Employees are eligible to join when they complete at least one year of service and have reached age 21. The benefits are based on years of service and stated amounts associated with those years of service. The Company's funding policy is to contribute annually up to the maximum amount deductible for federal income tax purposes. Net pension cost includes the following components (dollar amounts in thousands):

                                                       52 WEEKS ENDED
                                            ------------------------------------
                                            DECEMBER 30, DECEMBER 31, JANUARY 1,
                                                1995         1994        1994
                                            ------------ ------------ ----------
Service cost--present value of benefits
 earned during the period.................    $ 2,119      $ 2,326     $ 1,869
Interest cost on projected benefit obliga-
 tion.....................................      1,966        1,725       1,350
Actual return on plan assets..............     (9,692)         237      (1,053)
Net amortization and deferral.............      7,598       (1,615)       (304)
                                              -------      -------     -------
                                              $ 1,991      $ 2,673     $ 1,862
                                              =======      =======     =======

  The following table presents the plan's funded status and amounts recognized in the Company's consolidated balance sheets (dollar amounts in thousands):

                                                      DECEMBER 30, DECEMBER 31,
                                                          1995         1994
                                                      ------------ ------------
      Actuarial present value of accumulated bene-
       fits based on service rendered to date:
        Vested......................................    $29,649      $16,965
        Non-vested..................................      3,482        3,438
                                                        -------      -------
                                                         33,131       20,403
      Fair value of plan assets (primarily in equity
       and fixed income funds and real estate)......     37,934       20,993
                                                        -------      -------
      Fair value of plan assets in excess of pro-
       jected benefit obligation....................      4,803          590
      Unrecognized net loss.........................      7,473        5,737
      Prior service cost............................        133          160
      Unrecognized net asset........................       (978)      (1,141)
                                                        -------      -------
      Net prepaid pension cost......................    $11,431      $ 5,346
                                                        =======      =======

  The weighted average discount rate used to determine the actuarial present value of the projected benefit obligation was 7.25% in 1995 and 8.5% in 1994. The expected long-term rate of return on plan assets was 8.5% in 1995 and 1994, and 9.5% in 1993.

  The Company provides a 401(k) plan for virtually all employees. The plan is entirely funded by employee contributions which are based on employee compensation not to exceed certain limits.

                       SMITH'S FOOD & DRUG CENTERS, INC.

NOTE K--RESTRUCTURING CHARGES

  In December 1995, the Company recorded restructuring charges amounting to $140 million related to its decision to sell, lease or close all 34 stores and the distribution center comprising its Southern California Region. The Southern California Region contributed sales of approximately $675 million, $653 million and $473 million in 1995, 1994 and 1993, respectively, and recognized operating losses of $14.2 million, $18.8 million and $12.9 million in 1995, 1994 and 1993, respectively. These losses do not include allocations for interest expense and corporate overhead. The restructuring charges include the following components:

                                                                   ACCRUED
                                                                RESTRUCTURING
                                     TOTAL      ADJUSTMENTS         COSTS
                                 RESTRUCTURING       TO       -----------------
                                    CHARGES    CARRYING VALUE CURRENT LONG-TERM
                                 ------------- -------------- ------- ---------
      Charges for lease obliga-
       tions...................    $ 65,600                   $25,600  $40,000
      Asset valuation adjust-
       ments:
        Closed stores..........      21,700       $21,700
        Assets sold............      20,300        20,300
      Inventory................      16,000                    16,000
      Termination payments.....      10,000                    10,000
      Other....................       6,400                     6,400
                                   --------       -------     -------  -------
                                   $140,000       $42,000     $58,000  $40,000
                                   ========       =======     =======  =======

  The lease rental obligations primarily relate to closed stores and consist of average annual lease expense over a five year period net of any sublease income discounted at a rate of 9%. Also included is a $15 million charge for certain fees associated with the sublease of the distribution center which is expected to be paid by March 1996. The distribution center and nine stores have been leased or subleased to another supermarket company controlled by the same group of investors that controls Smitty's Supermarkets, Inc., with whom the Company has entered into a definitive merger agreement (see Note L).

  The charges for store and distribution center inventories represent incremental losses for shrinkage, damage and liquidation sales expected to be incurred during the closing process.

  The termination payments relate to substantially all of the Company's 3,900 store and distribution center employees in the Southern California Region. The termination payments are expected to be made by the end of March 1996 and have been estimated based on existing employment contracts and involuntary termination statutes.

  The other costs represent charges for taxes, fees, contractual obligations, and other costs associated with closing the region.

  The restructuring charges include management's best estimates of the amounts expected to be realized on the disposal of the remaining stores and closure of the region. At December 30, 1995, the Company's carrying value of closed stores, leased stores and excess land in California was approximately $260 million. The Company's current management has not determined the ultimate disposition or use of these real estate assets and believes that their disposal in the ordinary course of business would not result in a significant impact on carrying values. However, should the Company complete the subsequent event (see Note L), management may decide to pursue the sale of these assets. The amounts the Company may realize on disposal could differ significantly in the near term from the carrying values.

                       SMITH'S FOOD & DRUG CENTERS, INC.

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONCLUDED)


NOTE L--SUBSEQUENT EVENT

  On January 29, 1996, the Company announced it had entered into a definitive merger agreement with Smitty's Supermarkets, Inc. ("Smitty's") in which Smitty's will become a wholly owned subsidiary of the Company. The merger will be completed by issuing 3,038,888 shares of the Company's Class B Common Stock for all of Smitty's outstanding common stock, subject to adjustment under certain circumstances. The Company will assume or refinance approximately $148 million of Smitty's debt.

  The Company also announced it will commence a self tender offer to purchase 50% of its outstanding Class A and Class B Common Stock for $36 per share, excluding shares to be issued in connection with the Smitty's merger. Debt of approximately $1.4 billion is expected to be issued at various interest rates to finance the stock purchase, repay certain existing indebtedness, and premiums related to early repayment. In addition, the Company plans to offer preferred stock to raise approximately $75 million.

  Completion of the tender offer will be subject to the tender of at least 50% of the Company's outstanding Common Stock, the receipt of adequate financing and various other conditions. Completion of the merger with Smitty's will be conditioned on the Company's purchase of shares pursuant to the self tender offer, receipt of adequate financing, regulatory approvals, approval by the Company's stockholders and various other conditions. The tender offer is expected to commence in April 1996 and be consummated in May 1996. The merger with Smitty's is expected to be consummated concurrently with the closing of the tender offer.

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders
Smitty's Supermarkets, Inc.

  We have audited the accompanying consolidated balance sheets of Smitty's Supermarkets, Inc. and subsidiaries as of July 30, 1995 and July 31, 1994 and the related consolidated statements of operations, stockholders' equity and cash flows for the year ended July 30, 1995 and the period from June 29, 1994 (date of inception) to July 31, 1994. We have also audited the consolidated statements of operations, stockholders' equity and cash flows of the Company's predecessor (the "Predecessor") for the period from August 2, 1993 to June 28, 1994 and the year ended August 1, 1993. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Smitty's Supermarkets, Inc. and subsidiaries as of July 30, 1995 and July 31, 1994 and the consolidated results of their operations and their cash flows for the year ended July 30, 1995 and the period from June 28, 1994 (date of inception) to July 31, 1994 and the consolidated results of the Predecessor's operations and cash flows for the period from August 2, 1993 to June 28, 1994 and the year ended August 1, 1993 in conformity with generally accepted accounting principles.

Coopers & Lybrand L.L.P.

Phoenix, Arizona
October 3, 1995, except for Note 18
as to which the date is January 29, 1996

                          SMITTY'S SUPERMARKETS, INC.

                          CONSOLIDATED BALANCE SHEETS
                         (DOLLAR AMOUNTS IN THOUSANDS)

                                                JANUARY 14,  JULY 30,  JULY 31,
                    ASSETS                         1996        1995      1994
                    ------                      -----------  --------  --------
                                                (UNAUDITED)
Current Assets
 Cash and short-term investments...............  $ 11,505    $ 25,653  $ 19,969
 Accounts and notes receivable, net of allow-
  ances of $440, $506
  and $683.....................................     9,290       7,700     7,994
 Inventories...................................    56,726      55,475    51,013
 Prepaid expenses..............................     3,279       3,767     2,177
 Refundable income taxes.......................     1,895       2,471       546
                                                 --------    --------  --------
  Total current assets.........................    82,695      95,066    81,699
Property and equipment, net....................   134,843     128,289   119,218
Goodwill, net of accumulated amortization of
 $1,296, $917 and $40..........................    31,520      31,899    17,500
Property held for sale.........................     3,209       2,360     2,154
Other assets...................................     7,769       8,108    14,741
                                                 --------    --------  --------
                                                 $260,036    $265,722  $235,312
                                                 ========    ========  ========
     LIABILITIES AND STOCKHOLDERS' EQUITY
     ------------------------------------
Current Liabilities
 Accounts payable..............................  $ 39,620    $ 35,247  $ 25,396
 Accrued compensation..........................     5,335       6,514     4,876
 Taxes, other than income taxes................     7,372       5,482     4,781
 Deferred income taxes.........................     4,642       4,642     3,356
 Other accrued expenses........................    13,851      19,764    12,805
 Current portion of long-term debt.............     6,216       6,089     2,560
                                                 --------    --------  --------
  Total current liabilities....................    77,036      77,738    53,774
Long-term debt.................................   139,830     141,835   141,356
Deferred income taxes..........................    13,767      13,767    15,658
Other liabilities..............................    20,147      21,449    13,937
                                                 --------    --------  --------
  Total liabilities............................   250,780     254,789   224,725
Stockholders' Equity
 Preferred stock, $.01 par value; 10,000 shares
  authorized
 Class A common stock, $.01 par value;
  1,000,000 shares authorized; 696,700 shares
  issued and outstanding at July 30, 1995 and
  July 31, 1994; 705,697 shares issued and
  outstanding at January 14, 1996..............         7           7         7
 Class B common stock, $.01 par value; 500,000
  shares authorized; 303,300 shares issued and
  outstanding..................................         3           3         3
 Additional paid-in capital....................    11,036      10,936    10,936
 Retained earnings (deficit)...................    (1,790)        (13)     (359)
                                                 --------    --------  --------
  Total stockholders' equity...................     9,256      10,933    10,587
                                                 --------    --------  --------
                                                 $260,036    $265,722  $235,312
                                                 ========    ========  ========

                            See accompanying notes.

                          SMITTY'S SUPERMARKETS, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
            (DOLLAR AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                              THE COMPANY                            THE PREDECESSOR
                          --------------------------------------------------- -----------------------------
                           24 WEEKS    24 WEEKS                  PERIOD FROM   PERIOD FROM
                             ENDED       ENDED                  JUNE 29, 1994 AUGUST 2, 1993
                          JANUARY 14, JANUARY 15,  YEAR ENDED        TO             TO         YEAR ENDED
                             1996        1995     JULY 30, 1995 JULY 31, 1994 JUNE 28, 1994  AUGUST 1, 1993
                          ----------- ----------- ------------- ------------- -------------- --------------
                          (UNAUDITED) (UNAUDITED)
Sales...................   $ 276,507   $ 286,245    $ 594,019     $  48,411      $551,681       $605,132
Cost of sales...........     200,100     212,579      432,067        35,476       413,696        454,672
                           ---------   ---------    ---------     ---------      --------       --------
Gross profit............      76,407      73,666      161,952        12,935       137,985        150,460
Operating, selling,
 general, and
 administrative
 expenses...............      63,596      60,832      133,242        10,828       117,350        147,472
Litigation settlement...                  (1,866)      (1,866)
Depreciation and
 amortization...........       6,010       4,566       10,855           959         8,022          9,461
                           ---------   ---------    ---------     ---------      --------       --------
Operating income (loss).       6,801      10,134       19,721         1,148        12,613         (6,473)
Interest expense:
 Interest expense,
  excluding amortization
  of deferred financing
  costs.................       8,136       7,508       17,797         1,422         6,219          6,364
 Amortization of
  deferred financing
  costs.................         442         407          923            83           134            182
                           ---------   ---------    ---------     ---------      --------       --------
                               8,578       7,915       18,720         1,505         6,353          6,546
                           ---------   ---------    ---------     ---------      --------       --------
Income (loss) before
 income taxes and
 extraordinary item.....      (1,777)      2,219        1,001          (357)        6,260        (13,019)
Income taxes (benefit)..                   1,360          655             2         2,492         (4,822)
                           ---------   ---------    ---------     ---------      --------       --------
Income (loss) before
 extraordinary item.....      (1,777)        859          346          (359)        3,768         (8,197)
Extraordinary item:
 Loss on extinguishment
  of debt, net of $413
  income tax benefit....                                                             (628)
                           ---------   ---------    ---------     ---------      --------       --------
Net income (loss).......   $  (1,777)  $     859    $     346     $    (359)     $  3,140       $ (8,197)
                           =========   =========    =========     =========      ========       ========
Income (loss) per share:
 Income (loss) before
  extraordinary item....   $   (1.77)  $    0.86    $    0.35     $   (0.36)     $  3,716       $ (8,084)
 Extraordinary item.....                                                             (619)
                           ---------   ---------    ---------     ---------      --------       --------
 Income (loss)..........   $   (1.77)  $    0.86    $    0.35     $   (0.36)     $  3,097       $ (8,084)
                           =========   =========    =========     =========      ========       ========
Weighted average common
 shares outstanding.....   1,002,196   1,000,000    1,000,000     1,000,000         1,014          1,014
                           =========   =========    =========     =========      ========       ========

                            See accompanying notes.

                          SMITTY'S SUPERMARKETS, INC.

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                         (DOLLAR AMOUNTS IN THOUSANDS)

                             CLASS A       CLASS B
                          COMMON STOCK  COMMON STOCK
                          ------------- ------------- ADDITIONAL RETAINED      TOTAL
                                   PAR           PAR   PAID-IN   EARNINGS  STOCKHOLDERS'
                          SHARES  VALUE SHARES  VALUE  CAPITAL   (DEFICIT)    EQUITY
                          ------- ----- ------- ----- ---------- --------- -------------
THE COMPANY
BALANCE AT JUNE 29, 1994
 (INCEPTION)
 Sale of common stock...  696,700   $7  303,300  $ 3   $10,936    $     0     $10,946
 Net loss...............                                             (359)       (359)
                          -------  ---  -------  ---   -------    -------     -------
BALANCE AT JULY 31,
 1994...................  696,700    7  303,300    3    10,936       (359)     10,587
 Net income.............                                              346         346
                          -------  ---  -------  ---   -------    -------     -------
BALANCE AT JULY 30,
 1995...................  696,700    7  303,300    3    10,936        (13)     10,933
 Sale of common stock...    8,997                          100                    100
 Net loss (unaudited)...                                           (1,777)     (1,777)
                          -------  ---  -------  ---   -------    -------     -------
BALANCE AT JANUARY 14,
 1996...................  705,697  $ 7  303,300  $ 3   $11,036    $(1,790)    $ 9,256
                          =======  ===  =======  ===   =======    =======     =======

                                COMMON STOCK
                                -------------  ADDITIONAL RETAINED      TOTAL
                                         PAR    PAID-IN   EARNINGS  STOCKHOLDERS'
                                SHARES  VALUE   CAPITAL   (DEFICIT)    EQUITY
                                ------  -----  ---------- --------- -------------
PREDECESSOR
BALANCE AT AUGUST 2, 1992...... 1,014   $  1    $126,420   $ 2,260    $128,681
 Net loss......................                             (8,197)     (8,197)
                                -----   ----    --------   -------    --------
BALANCE AT AUGUST 1, 1993...... 1,014      1     126,420    (5,937)    120,484
 Purchase of common stock......  (284)           (27,823)              (27,823)
 Net income....................                              3,140       3,140
                                -----   ----    --------   -------    --------
BALANCE AT JUNE 29, 1994
 (pre-acquisition).............   730      1      98,597    (2,797)     95,801
 Cancellation of Predecessor
  equity.......................  (730)    (1)    (98,597)    2,797     (95,801)
                                -----   ----    --------   -------    --------
BALANCE AT JUNE 29, 1994
 (post-acquisition)............   --    $--     $    --    $   --     $    --
                                =====   ====    ========   =======    ========

                            See accompanying notes.

                          SMITTY'S SUPERMARKETS, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                         (DOLLAR AMOUNTS IN THOUSANDS)

                                                    THE COMPANY                                      PREDECESSOR
                          ---------------------------------------------------------------- -------------------------------
                                                                            PERIOD FROM      PERIOD FROM
                           24 WEEKS ENDED   24 WEEKS ENDED   YEAR ENDED    JUNE 29, 1994    AUGUST 2, 1993    YEAR ENDED
                          JANUARY 14, 1996 JANUARY 15, 1995 JULY 30, 1995 TO JULY 31, 1994 TO JUNE 28, 1994 AUGUST 1, 1993
                          ---------------- ---------------- ------------- ---------------- ---------------- --------------
                            (UNAUDITED)       (UNAUDITED)
Cash provided (used) by
 operating activities:
Net income (loss).......      $(1,777)          $  859         $   346         $ (359)          $3,140         $(8,197)
Adjustments to reconcile
 net income (loss) to
 net cash provided
 by operating
 activities:
  Depreciation and amor-
   tization.............        6,010            4,566          10,855            959            8,286           9,461
  Amortization of de-
   ferred
   financing costs and
   discount on long-term
   debt.................          489              454           1,025             92            1,236             587
  LIFO provision........          359              359             325            270              228             708
  Deferred income taxes.                            81             374             26            3,172          (6,825)
  Accreted interest on
   debentures...........        1,085              973           2,136            195
  Loss (gain) on
   disposals of assets..                                          (344)           (69)             590             (88)
  Loss on partnership
   liquidation..........                                                                                         8,900
  Litigation settle-
   ments................                        (1,866)         (1,866)                                         13,805
  Adjust rentals to
   straight-line........           75             (220)           (169)            75               51            (904)
  Changes in operating
   assets and
   liabilities, net of
   acquisition
   adjustments:
    Accounts and notes
     receivable.........       (1,599)            (709)            184           (340)            (225)           (413)
    Inventories, net of
     LIFO...............       (1,610)          (9,385)         (4,514)         4,147           (5,953)           (504)
    Prepaid expenses....         (360)            (494)         (2,067)           400             (354)           (919)
    Refundable income
     taxes..............          576              546          (1,925)           (24)            (157)           (410)
    Other assets........                                             2                              54             165
    Accounts payable....        4,373            7,170           9,851         (4,261)          (1,340)          2,315
    Accrued expenses and
     other liabilities..       (6,504)           4,022           3,938            (33)             285            (299)
    Income taxes pay-
     able...............                           733                                                            (775)
                              -------           ------         -------         ------           ------         -------
Net cash provided by
 operating
 activities.............      $ 1,117           $7,089         $18,151         $1,078           $9,013         $16,607
                              =======           ======         =======         ======           ======         =======


                            See accompanying notes.

                          SMITTY'S SUPERMARKETS, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                         (DOLLAR AMOUNTS IN THOUSANDS)

                                                    THE COMPANY                                      PREDECESSOR
                         ----------------------------------------------------------------- --------------------------------
                                                                            PERIOD FROM       PERIOD FROM
                          24 WEEKS ENDED   24 WEEKS ENDED   YEAR ENDED   JUNE 29, 1994 TO  AUGUST 2, 1993 TO   YEAR ENDED
                         JANUARY 14, 1996 JANUARY 15, 1995 JULY 30, 1995   JULY 31, 1994     JUNE 28, 1994   AUGUST 1, 1993
                         ---------------- ---------------- ------------- ----------------- ----------------- --------------
                           (UNAUDITED)      (UNAUDITED)
Cash provided (used) by
 investing activities:
  Purchase of property
   and equipment.......      $(18,714)        $(6,192)       $(22,855)        $  (271)         $ (3,729)        $(16,233)
  Proceeds from sale of
   assets..............         7,656             681           8,464               4             6,074           13,745
  Deferred gain on sale
   of real estate......                                                                           1,877
  Payments for other
   assets..............        (1,334)         (1,183)           (392)                              (35)            (375)
  Repayment of notes
   receivable..........            37           1,625           5,811                             3,871              538
  Advances to
   partnerships........                                                                            (169)          (1,901)
                             --------         -------        --------         -------          --------         --------
Net cash provided
 (used) by investing
 activities............       (12,355)         (5,069)         (8,972)           (267)            7,889           (4,226)
                             --------         -------        --------         -------          --------         --------
Cash provided (used) by
 financing activities:
  Proceeds from
   borrowings..........                                                                           6,500           10,601
  Principal payments on
   borrowings..........        (3,010)         (1,863)         (3,178)           (108)          (19,303)         (20,712)
  Payments of debt
   issuance costs......                          (166)           (317)           (915)                              (226)
  Proceeds from sale of
   stock...............           100
  Proceeds from
   acquisition
   financing, net......                                                         8,401
  Payment of
   acquisition costs...                                                        (2,947)
  Purchase of preferred
   stock from
   affiliate...........                                                                            (585)
                             --------         -------        --------         -------          --------         --------
Net cash provided
 (used) by financing
 activities............        (2,910)         (2,029)         (3,495)          4,431           (13,388)         (10,337)
                             --------         -------        --------         -------          --------         --------
Increase (decrease) in
 cash and short- term
 investments...........       (14,148)             (9)          5,684           5,242             3,514            2,044
Cash and short-term
 investments, beginning
 of period.............        25,653          19,969          19,969          14,727            11,213            9,169
                             --------         -------        --------         -------          --------         --------
Cash and short-term
 investments, end of
 period................      $ 11,505         $19,960        $ 25,653         $19,969          $ 14,727         $ 11,213
                             ========         =======        ========         =======          ========         ========
Supplemental cash flow
 disclosures:
 Interest paid.........      $  7,518         $ 5,811        $ 14,299         $ 1,025          $  7,232         $  5,959
 Income taxes paid.....                                         2,643                               573            3,198
 Income tax refunds
  received.............           576                           1,958                             1,578               11
Non-cash investing and
 financing activities:
  Capital lease
   obligations entered
   into................                       $10,889        $  4,948                          $ 10,933         $  4,929
  Notes receivable
   obtained through
   sales of property
   and equipment.......                                                                          11,126
  Assets transferred to
   affiliate in
   exchange for
   preferred stock.....                                                                          27,238
  Notes receivable
   obtained in exchange
   for preferred stock.                                                                          27,823
  Common stock acquired
   from cancellation of
   note receivable.....                                                                          27,823

                            See accompanying notes.

                          SMITTY'S SUPERMARKETS, INC.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                            (THOUSANDS OF DOLLARS)

1. SIGNIFICANT ACCOUNTING POLICIES

 Consolidation

  The consolidated financial statements include the accounts of Smitty's Supermarkets, Inc. (the "Company") and its wholly-owned subsidiaries. All intercompany transactions and accounts are eliminated in consolidation. The Company is a partner in a real estate development partnership which is being accounted for under the equity method.

 Statement Presentation

  On June 29, 1994, the Company acquired Smitty's Super Valu, Inc. (the "Predecessor"). The financial statements for both the Company and the Predecessor are included herein.

 Fiscal Year

  The Company's fiscal year ends on the Sunday nearest the last day of July. The 1995, 1994 and 1993 fiscal years consisted of 52 weeks each.

 Interim Financial Statements

  The consolidated balance sheet of the Company as of January 14, 1996 and the consolidated statements of operations and cash flows for the interim periods ended January 14, 1996 and January 15, 1995 are unaudited, but include all adjustments (consisting of only normal recurring accruals) which the Company considers necessary for a fair presentation of its consolidated financial position, results of operations and cash flows for these periods. These interim financial statements do not include all disclosures required by generally accepted accounting principles, and, therefore, should be read in conjunction with the Company's financial statements and notes thereto included herein. Results of operations for interim periods are not necessarily indicative of the results for a full fiscal year.

 Short-Term Investments

  Short-term investments consist of highly liquid investments with original maturities of three months or less. The Company considers such investments to be cash equivalents for purposes of determining cash flow.

 Inventories

  Merchandise inventories are valued at LIFO (last-in, first-out) cost, which is lower than market, for about 95% of the total inventory, and at the lower of FIFO (first-in, first-out) cost or market for the balance of the inventory.

 Property and Equipment

  Owned property and equipment are stated at cost and capital lease assets are stated at the present value of future rentals, less accumulated depreciation and amortization.

  Maintenance and repairs are charged against operations in the year incurred and major additions to property and equipment are capitalized.

  Depreciation and amortization are computed by the straight-line method based upon the following lives:

      Buildings and improvements.................................      40 years
      Store fixtures and equipment...............................      10 years
      Transportation equipment................................... 6 to 12 years
      Leasehold improvements, capital leases and beneficial
       leaseholds................................................ Term of lease

                          SMITTY'S SUPERMARKETS, INC.

                            (THOUSANDS OF DOLLARS)

 Goodwill

  Goodwill represents the excess of the purchase price over the fair value of acquired assets, less accumulated amortization. Goodwill is amortized on the straight-line method over forty years. It is the Company's policy to periodically review and evaluate the recoverability of the acquired intangibles by assessing current and future profitability and cash flows and to determine whether the amortization of the balance over its remaining life can be recovered through expected future results and cash flows.

 Deferred Charges

  Deferred debt issuance costs are amortized using the interest method.

 Property Held for Sale

  Property held for sale is comprised of several undeveloped properties and is valued at the lower of cost or estimated net realizable value.

 Self-Insurance

  The Company self-insures, with certain stop loss insurance coverage, for workers' compensation, non-union employee health care and general liability claims. Claims expense is recorded in the year of occurrence through the accrual of claim reserves based on estimates of ultimate claims costs and settlement expenses discounted at a rate of 8%.

 Pre-opening and Remodel Costs

  All costs associated with store openings and promotional costs associated with major store remodels are charged to operations ratably over the twelve months following store openings and remodel completion dates, respectively.

 Income Taxes

  Effective August 2, 1993, the Predecessor adopted Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes ("SFAS 109"). Under the provisions of SFAS 109, deferred tax assets and liabilities are recognized for the expected future tax consequences of events that have been included in the financial statements or income tax returns. Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

 Reclassifications

  Certain reclassifications have been made to the 1994 and 1993 financial statements to conform to the presentation in the 1995 financial statements.

2. BUSINESS ACQUISITION

  On June 29, 1994, the Company acquired the Predecessor for $24,768 net of transaction costs and the repayment or assumption of certain liabilities (the "Acquisition").

  The Acquisition has been accounted for by the purchase method. Accordingly, the costs of the Acquisition were allocated to the assets acquired and liabilities assumed based upon their respective fair values. The

                          SMITTY'S SUPERMARKETS, INC.

                            (THOUSANDS OF DOLLARS)
allocation of the purchase price was finalized during 1995. Because of the effects of the Acquisition, the consolidated financial statements of the Company are not comparable to the consolidated financial statements of the Predecessor.

  The purchase price was allocated as follows:

      Fair value of assets acquired.................................. $ 218,046
      Fair value of liabilities assumed..............................  (226,094)
      Excess costs over acquired net assets..........................    32,816
                                                                      ---------
      Total purchase price........................................... $  24,768
                                                                      =========

  In connection with the Acquisition on April 28, 1994, the Predecessor paid $585 and transferred property and equipment and property held for sale with a net carrying value of $27,238 to SLHC Holdings, Inc. ("Holdings"), a wholly-owned subsidiary of the Predecessor's former sole shareholder, Steinberg International, Inc. ("International"), in exchange for Holdings' preferred stock. On June 29, 1994, prior to the Acquisition, the Predecessor repurchased certain shares of its common stock from International in consideration of a $27,823 promissory note payable. Subsequently, also on June 29, 1994 and prior to the Acquisition, the Company transferred Holdings' preferred stock to International in consideration of the repayment of the promissory note.

3. CONCENTRATIONS OF CREDIT RISK

  The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of short-term investments and receivables.

  The Company's short-term investments are in high quality securities placed with major banks and financial institutions. The Company's investment policy limits its exposure to concentrations of credit risk.

  The Company's receivables result primarily from vendor rebates and allowances, and redemption of manufacturer coupons. The vendor rebates and allowances reflect a broad base, while the coupons are concentrated with one processor. As a consequence, concentrations of credit risk are limited. The Company routinely assesses the financial strength of its vendors and coupon processor.

4. INVENTORIES

  If inventories had been valued using the FIFO method, inventories would have been higher (lower) and gross profit and operating income would have been greater as follows:

                                                                       GROSS
                                                                     PROFIT AND
                                                                     OPERATING
                                                         INVENTORIES   INCOME
                                                         ----------- ----------
   THE COMPANY
    July 30, 1995 and the year then ended...............   $(4,370)     $325
    July 31, 1994 and the period from June 29, 1994to
     July 31, 1994......................................   $(4,695)     $270
   PREDECESSOR
    June 28, 1994 and the period from August 2, 1993to
     June 28, 1994......................................   $ 4,776      $228
    August 1, 1993 and the year then ended..............   $ 4,548      $708

                          SMITTY'S SUPERMARKETS, INC.

                            (THOUSANDS OF DOLLARS)

5. PROPERTY AND EQUIPMENT

  Property and equipment including assets under capitalized leases consist of the following:

                                                    JULY 30, 1995 JULY 31, 1994
                                                    ------------- -------------
      Land and improvements........................   $ 19,861      $ 24,332
      Buildings and improvements...................     76,528        69,748
      Store fixtures and equipment.................     32,163        16,697
      Beneficial leaseholds........................      9,233         9,233
                                                      --------      --------
                                                       137,785       120,010
      Less accumulated depreciation and amortiza-
       tion........................................     (9,496)         (792)
                                                      --------      --------
                                                      $128,289      $119,218
                                                      ========      ========

  Included in property and equipment above are assets recorded under capital leases consisting of the following:

                                                     JULY 30, 1995 JULY 31, 1994
                                                     ------------- -------------
      Land and improvements.........................    $ 1,358       $ 1,358
      Buildings and improvements....................     21,211        21,296
      Store fixtures and equipment..................      4,948
      Beneficial leaseholds.........................      9,233         9,233
                                                        -------       -------
                                                         36,750        31,887
      Less accumulated amortization.................     (1,982)         (165)
                                                        -------       -------
                                                        $34,768       $31,722
                                                        =======       =======

  At July 31, 1994, store fixtures and equipment and accumulated depreciation and amortization includes $1,295 and $28, respectively, relating to subleased equipment. At July 30, 1995 there were no store fixtures and equipment subleased.

  Depreciation expense relating to property and equipment are as follows:

      THE COMPANY
      Year ended July 30, 1995.......................................... $9,432
      Period from June 29, 1994 to July 31, 1994........................ $  792
      PREDECESSOR
      Period from August 2, 1993 to June 28, 1994....................... $7,324
      Year ended August 1, 1993......................................... $8,261

                          SMITTY'S SUPERMARKETS, INC.

                            (THOUSANDS OF DOLLARS)

6. LONG-TERM DEBT

  Long-term debt consists of the following:

                                                    JULY 30, 1995 JULY 31, 1994
                                                    ------------- -------------
Term loan payable to banks, interest at LIBOR rate
 plus 2%, 8% at July 30, 1995, maturities to 1999.    $ 37,382      $ 40,000
Senior subordinated notes, 12 3/4% interest, net
 of debt discount of $496 and $552, respectively,
 due 2004.........................................      49,504        49,448
Senior discount debentures, 13 3/4% interest, net
 of debt discount of $506 and $552, respectively,
 due 2006.........................................      16,819        14,637
Sinking fund bonds, 10 1/2% interest, semi-annual
 maturities to 2016...............................      12,123        12,198
Mortgage notes payable, repaid in 1995............                        77
Capital lease obligations.........................      32,096        27,556
                                                      --------      --------
                                                       147,924       143,916
Less current portion..............................      (6,089)       (2,560)
                                                      --------      --------
                                                      $141,835      $141,356
                                                      ========      ========

  In July, 1994, the Company's subsidiary entered into a Credit Agreement whereby the lender agreed to provide a $40,000 Term Loan Facility (the "Term Loan") and a $20,000 Revolving Credit Facility (the "Revolving Loan"). At July 30, 1995, $37,382 was outstanding under the term loan and $1,640 of the revolving loan was utilized for various outstanding letters of credit. No compensating balances are required. The interest rate for both facilities is equal to, at the Company's option, the bank's prime rate plus 0.75% or LIBOR rate plus 2%.

  In connection with the Acquisition described in Note 2, the Company issued $29,025 Senior Discount Debentures (the "Debentures"). The Debentures are issued at a discount to their aggregate principal amount and the original issue discount in the Debenture accretes from the issue date until June 15, 1999. Cash interest will not accrue on the Debentures prior to June 15, 1999. The Debentures will bear cash interest payable semi-annually in arrears on June 15 and December 15. The Debentures may be redeemed beginning in 1999 at a redemption price of 105%. The redemption price declines ratably to 100% in 2004.

  The Company's subsidiary issued $50,000 principal amount of Senior Subordinated Notes (the "Subordinated Notes") in connection with the Acquisition described in Note 2. The Subordinated Notes bear interest, payable semi-annually on June 15 and December 15 at an annual rate of 12.75%. The Subordinated Notes are subordinated to all Senior Indebtedness (as defined) of the Company's subsidiary, and may be redeemed on or after June 15, 1999 at a redemption price of 105%. The redemption price declines ratably to 100% in 2000.

  Under the most restrictive covenants of the Company's long-term debt agreements, payments of cash dividends and acquisition of capital stock are not permitted. Additionally, the agreements require maintenance of specified ratios.

  At July 30, 1995, substantially all of the Company's assets were pledged as collateral for the Term Loan, the Revolving Loan and the Sinking fund bonds.

                          SMITTY'S SUPERMARKETS, INC.

                             (THOUSANDS OF DOLLARS)

  Maturities of the long-term obligations as of July 30, 1995 are as follows:


        1996........................................................... $  6,089
        1997...........................................................   10,194
        1998...........................................................   12,169
        1999...........................................................   14,282
        2000...........................................................    1,755
        Thereafter.....................................................  103,435
                                                                        --------
                                                                        $147,924
                                                                        ========

7. LEASES

  The Company is a party to a number of non-cancelable lease agreements for store and warehouse facilities with remaining lease terms ranging from 1 to 25 years and, in certain instances, providing for renewal periods of 5 to 30 years. The Company also subleases store departments, warehouse facilities and properties with remaining lease terms ranging from 1 to 10 years. At July 30, 1995, future minimum lease payments under capital leases and future minimum rental payments under operating leases having initial or remaining non-cancelable terms of more than one year are as follows:

                                           CAPITAL   OPERATING SUBLEASE
                                            LEASES    LEASES   RENTALS    TOTALS
                                           --------  --------- --------  --------
      1996................................ $  5,014  $ 10,253  $(1,669)  $ 13,598
      1997................................    5,051     9,264   (1,108)    13,207
      1998................................    4,922     7,075     (903)    11,094
      1999................................    4,925     5,442     (861)     9,506
      2000................................    5,024     4,965     (828)     9,161
      Thereafter..........................   64,380    68,570   (2,042)   130,908
                                           --------  --------  -------   --------
                                             89,316  $105,569  $(7,411)  $187,474
                                                     ========  =======   ========
      Less amount representing
       executory costs....................   (5,658)
      Less amount representing interest...  (51,562)
                                           --------
                                           $ 32,096
                                           ========

                          SMITTY'S SUPERMARKETS, INC.

                            (THOUSANDS OF DOLLARS)

  Effective September, 1992, the Predecessor entered into an agreement to lease its restaurant, snack bar/food court and candy departments to Morrison Incorporated ("Morrison"). The agreement provided for an initial lease term of ten years and three five-year renewal options. Minimum rentals under the lease were $2,525 in the first year, $3,500 in the second year, and $4,000 per year thereafter. In addition, Morrison was obligated to pay electricity and property taxes for the leased premises. In September, 1994, the Company resumed its food service operations and sales and costs attributed to such operations are included in the Company's financial statements for the year ended July 30, 1995. Results of operations prior to the agreement and subsequent to September 24, 1994, for these departments are as follows:

                                                     THE COMPANY   PREDECESSOR
                                                    ------------- --------------
                                                     YEAR ENDED     YEAR ENDED
                                                    JULY 30, 1995 AUGUST 1, 1993
                                                    ------------- --------------
      Sales........................................    $17,753        $2,476
      Cost of sales................................      6,329           933
                                                       -------        ------
      Gross profit.................................     11,424         1,543
      Expenses.....................................     10,478         1,351
                                                       -------        ------
      Operating profit.............................    $   946        $  192
                                                       =======        ======

  Rental income from Morrison, determined on the basis of the straight-line amounts of the total rentals during the ten-year lease term, are as follows:

      THE COMPANY
       Year ended July 30, 1995......................................... $2,783
       Period from June 29, 1994 to July 31, 1994....................... $  273
      PREDECESSOR
       Period from August 2, 1993 to June 28, 1994...................... $3,068
       Year ended August 1, 1993........................................ $3,293

  Rent expense for all leases is as follows:

                                  THE COMPANY                     PREDECESSOR
                         ------------------------------ --------------------------------
                                         PERIOD FROM       PERIOD FROM
                          YEAR ENDED   JUNE 29, 1994 TO AUGUST 2, 1993 TO   YEAR ENDED
                         JULY 30, 1995  JULY 31, 1994     JUNE 28, 1994   AUGUST 1, 1993
                         ------------- ---------------- ----------------- --------------
Minimum rentals.........    $ 7,913         $ 625            $ 6,518         $ 5,169
Contingent rentals:
 Capital................        393            34                318             410
 Operating..............         31             6                 34             176
 Less sublease..........     (5,229)         (471)            (5,779)         (5,891)
                            -------         -----            -------         -------
                            $ 3,108         $ 194            $ 1,091         $  (136)
                            =======         =====            =======         =======

  Contingent rental payments are principally determined on the basis of store sales volume.

                          SMITTY'S SUPERMARKETS, INC.

                            (THOUSANDS OF DOLLARS)

8. PENSION AND PROFIT-SHARING PLANS

  The Company maintains a profit-sharing/401(k) plan for employees. Contributions are made to the plan at the discretion of the Company's Board of Directors. The Company also contributes to a multi-employer defined benefit union pension plan covering union employees. Contributions to these plans are as follows:

                                                          PROFIT       MUTLI-
                                                          SHARING     EMPLOYER
                                                        401(K) PLAN PENSION PLAN
                                                        ----------- ------------
      THE COMPANY
       Year ended July 30, 1995........................    $525        $1,402
       Period from June 29, 1994 to July 31, 1994......    $ 38        $    3
      PREDECESSOR
       Period from August 2, 1993 to June 28, 1994.....    $386        $   26
       Year ended August 1, 1993.......................    $360        $  268

  At September 30, 1993, the date of the most recent actuarial valuation, the assets of the union pension fund exceeded the liability for vested benefits. The Company's relative position with the union plan is not determinable.

9. SEVERANCE AND EMPLOYMENT CONTRACT TERMINATION COSTS

  During 1993, the Predecessor underwent a reorganization which resulted in the elimination of various office, store and warehouse positions. The 1993 results of operations include charges of $329 for severance payments and related benefits for employees whose positions were eliminated.

  In February, 1994, the Predecessor and the Predecessor's chairman entered into an amendment to the chairman's employment contract. Results of operations for the period from August 2, 1993 to June 28, 1994 include a $2 million charge for a payment to the chairman under the terms of the amendment.

10. LITIGATION SETTLEMENTS

  In November, 1993, the Predecessor agreed to a settlement of a lawsuit in which an adverse jury verdict had been rendered. Under the terms of the settlement agreement, the Predecessor agreed to pay $4.75 million cash and issue a $6.25 million two-year mortgage note. Fiscal 1993 results of operations include an $11 million charge for the settlement, plus a $1.8 million charge for the Predecessor's litigation costs incurred in fiscal 1993 and expected to be incurred in fiscal 1994. The Predecessor used the proceeds from a four-year term loan payable to bank to finance the cash payment. Also in November, 1993, the Predecessor reached a settlement of a lawsuit filed by a former supplier providing for a $500 cash payment and a $500 one-year mortgage note. Fiscal 1993 results of operations include a $1 million charge for this settlement. Both mortgage notes were repaid on June 29, 1994.

  In October, 1993, the Predecessor was served with proceedings in Maricopa County, Arizona Superior Court instituted by Morrison seeking rescission of the 1992 lease agreement and damages of not less than $3,000. In August, 1994, the Company settled its litigation with Morrison. The settlement provided for the cancellation of the lease agreement on September 25, 1994, in consideration for which Morrison paid the Company $2.6 million and transferred title to all of its inventories and fixtures and equipment in the restaurant, snack bar/food court and candy departments.

                          SMITTY'S SUPERMARKETS, INC.

                            (THOUSANDS OF DOLLARS)

11. STEINBERG REORGANIZATION

  In May, 1992, International's sole shareholder Steinberg, Inc. ("Steinberg") filed for protection under Section C-36 of the CCAA. During the period from June 29, 1994 to July 31, 1994, the period from August 2, 1993 to June 28, 1994 and fiscal 1993, the Predecessor incurred $50, $635 and $631, respectively, of costs arising from the filing by Steinberg for protection under Section C-36 of the CCAA and the subsequent reorganization of Steinberg.

  In connection with the Acquisition, on April 28, 1994, the Predecessor paid $585 and transferred property and equipment and property held for sale with a net carrying value of $27,238 to SLHC Holdings, Inc. ("Holdings"), a wholly-owned subsidiary of the Predecessor's former sole shareholder, Steinberg International, Inc. ("International"), in exchange for Holdings' preferred stock. On June 29, 1994, prior to the Acquisition, the Predecessor repurchased certain shares of its common stock from International in consideration of a $27,823 promissory note payable. Subsequently, also on June 29, 1994 and prior to the Acquisition, the Predecessor transferred Holdings preferred stock to International in consideration of the repayment of the promissory note.

12. LOSS ON PARTNERSHIP LIQUIDATION

  A real estate development partnership in which the Predecessor was a partner was liquidated in July, 1993. In connection with this liquidation, the Predecessor obtained ownership of an operating shopping center property and an undeveloped shopping center property in exchange for the forgiveness of notes and accrued interest receivable from the partnership and its managing partner. Fiscal 1993 results of operations include a $8,900 charge representing the difference between the current value of the properties and the carrying value of the notes and accrued interest receivable. The properties were transferred to Holdings on April 28, 1994.

13. INCOME TAXES

  In February, 1992, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes ("SFAS 109"), which supersedes Statement of Financial Accounting Standards No. 96 with the same title ("SFAS 96"). SFAS 96 was never adopted by the Predecessor. The Predecessor adopted the provisions of SFAS 109 on August 2, 1993 and elected not to restate prior year financial statements. The effect from prior years of adopting SFAS 109 as of August 2, 1993 was not material.

  The provision (benefit) for income taxes is as follows:

                         THE COMPANY                     PREDECESSOR
                ------------------------------ --------------------------------
                                PERIOD FROM       PERIOD FROM
                 YEAR ENDED   JUNE 29, 1994 TO AUGUST 2, 1993 TO   YEAR ENDED
                JULY 30, 1995  JULY 31, 1994     JUNE 28, 1994   AUGUST 1, 1993
                ------------- ---------------- ----------------- --------------
Current........     $281            $(24)           $(1,093)        $ 2,003
Deferred.......      374              26              3,172          (6,825)
                    ----            ----            -------         -------
                    $655            $  2            $ 2,079         $(4,822)
                    ====            ====            =======         =======

  The provision for income taxes for the period from August 2, 1993 to June 28, 1994 is net of $413 income tax benefit relating to the loss on extinguishment of debt.

                          SMITTY'S SUPERMARKETS, INC.

                            (THOUSANDS OF DOLLARS)

  A reconciliation of the provision (benefit) for income taxes and the amount that would be computed using statutory federal income tax rates on income before income taxes is as follows:

                                   THE COMPANY                     PREDECESSOR
                          ------------------------------ --------------------------------
                                          PERIOD FROM       PERIOD FROM
                           YEAR ENDED   JUNE 29, 1994 TO AUGUST 2, 1993 TO   YEAR ENDED
                          JULY 30, 1995  JULY 31, 1994     JUNE 28, 1994   AUGUST 1, 1993
                          ------------- ---------------- ----------------- --------------
Income taxes computed at
 statutory federal
 income tax rates.......      $ 340          $(121)           $1,774          $(4,426)
State income taxes......         56             (9)              293             (684)
Amortization of
 intangible assets......        298             16              (104)             259
Deduction of tax
 goodwill...............       (425)
Amortization of discount
 on capital lease
 obligations............                                          77               70
Increase in valuation
 allowance..............        336
Other...................         50            116                39              (41)
                              -----          -----            ------          -------
                              $ 655          $   2            $2,079          $(4,822)
                              =====          =====            ======          =======

  At July 30, 1995 the Company had minimum tax credit and general business credit carryovers for tax purposes of $2,956 and $488, respectively. Upon recognition, the minimum tax credit carryover will be credited to the valuation allowance.

  The income tax effects of loss carryforwards, tax credit carryforwards and temporary differences between financial and income tax reporting that give rise to the deferred income tax assets and liabilities under the provisions of SFAS 109 are as follows:

                                                     JULY 30, 1995 JULY 31, 1994
                                                     ------------- -------------
Deferred tax assets:
 Accounts receivable................................   $    649      $    547
 Inventories........................................        298           332
 Other assets.......................................         59            59
 Accrued liabilities................................     15,145         9,425
 Capital Leases.....................................      2,313
 Net operating loss carryovers and credits..........     11,515        12,587
                                                       --------      --------
  Gross deferred tax assets.........................     29,979        22,950
  Valuation allowance...............................    (29,979)      (19,998)
                                                       --------      --------
  Net deferred tax assets...........................                    2,952
                                                       --------      --------
Deferred tax liabilities:
 Inventories........................................     (4,642)       (4,686)
 Property and equipment.............................    (13,767)      (16,922)
 Other assets.......................................                     (358)
                                                       --------      --------
  Gross deferred tax liability......................    (18,409)      (21,966)
                                                       --------      --------
  Net deferred tax liability........................   $(18,409)     $(19,014)
                                                       ========      ========

  The changes in deferred tax assets and liabilities during 1995 primarily resulted from the Company's finalization of the allocation of the Acquisition purchase price. See Note 2.

                          SMITTY'S SUPERMARKETS, INC.

                            (THOUSANDS OF DOLLARS)


14. FAIR VALUE OF INSTRUMENTS

  The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

 Cash and Short Term Investments

  The carrying amount approximates fair value because of the short maturity of these instruments.

 Accounts and Notes Receivable

  The carrying amount approximates fair value as a result of the short maturity of these instruments.

 Long-term Debt

  The fair value of the Company's long-term debt is estimated based on quoted market prices or if market prices are not available, the present value of the underlying cash flows discounted at the Company's incremental borrowing rates.

  The carrying amounts and fair values of the Company's significant financial instruments at July 30, 1995 are as follows:

                                                      CARRYING AMOUNT FAIR VALUE
                                                      --------------- ----------
      Cash and short-term investments................     $25,653      $25,653
      Accounts and Notes receivable..................       7,700        7,700
      Long-term debt.................................     147,924      143,888

15. CONTINGENCIES

  The Company or its subsidiaries are defendants in a number of cases currently in litigation or potential claims encountered in the ordinary course of business which are being vigorously defended. The Company believes that the ultimate resolution of these matters will not have a material adverse effect on the financial position of the Company.

16. RELATED PARTY TRANSACTIONS

  The Company has a five-year consulting agreement with an affiliated company, effective June 29, 1994 for management services. The agreement is automatically renewed on January 1 of each year for a five-year term unless ninety (90) days' notice is given by either party. The contract provides for annual management fees in an amount equal to one-tenth of one percent of consolidated sales of the Company and advisory fees for acquisition and financing transactions.

  Fees paid for management services were $600 and $50 for fiscal years ended July 30, 1995 and the period from June 29, 1994 to July 31, 1994, respectively. Advisory fees paid or accrued for financing transactions are capitalized and amortized over the term of the related financing. In connection with the Acquisition, capitalized fees of $3 million were paid to this affiliated company in fiscal 1994 for acquisition services.

                          SMITTY'S SUPERMARKETS, INC.

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONCLUDED)

                            (THOUSANDS OF DOLLARS)


17. OTHER INCOME (EXPENSE)--NET

  The components of other income (expense) included in operating, selling, general and administration expense are as follows:

                                   THE COMPANY                   THE PREDECESSOR
                          ------------------------------ --------------------------------
                                          PERIOD FROM       PERIOD FROM
                           YEAR ENDED   JUNE 29, 1994 TO AUGUST 2, 1993 TO   YEAR ENDED
                          JULY 30, 1995  JULY 31, 1994     JUNE 28, 1994   AUGUST 1, 1993
                          ------------- ---------------- ----------------- --------------
Gain (loss) on real
 estate disposals.......                                      $(2,173)        $     41
Steinberg reorganization
 costs..................                      $(50)              (635)            (631)
Loss on partnership
 liquidation............                                                        (8,900)
Litigation settlements..     $1,866                                            (13,805)
Other...................                                                           387
                             ------           ----            -------         --------
                             $1,866           $(50)           $(2,808)        $(22,908)
                             ======           ====            =======         ========

18. SUBSEQUENT EVENT

  On January 29, 1996, the Company entered into a definitive Recapitalization Agreement and Plan of Merger (the "Recapitalization Agreement") by and among Smith's Food & Drug Centers, Inc., a Delaware corporation ("Smith's"), Cactus Acquisition, Inc., a Delaware corporation and wholly owned subsidiary of Smith's ("Acquisition"), the Company and The Yucaipa Companies, a California general partnership, pursuant to which Acquisition will be merged with and into the Company (the "Merger"), subject to the satisfaction or waiver of various conditions. The Company, as the surviving corporation in the Merger, will become a wholly owned subsidiary of Smith's. Consummation of the Merger is subject to various conditions, including the receipt of regulatory approvals and other necessary consents, receipt of financing and consummation of the Recapitalization described below.

  Upon effectiveness of the Merger, each share of common stock of the Company, without distinction as to class, will be exchanged for 3.011803 shares of Smith's Class B Common Stock, par value $.01 per share, subject to adjustment under certain circumstances. This represents an aggregate of 3,038,888 shares of Smith's Class B Common Stock issuable as consideration in the Merger.

  Pursuant to the Recapitalization Agreement, on the closing date of the Merger, Smith's shall assume, repay, or cause to be repaid, all outstanding principal and interest, and other amounts payable, under the 12 3/4% Senior Subordinated Notes due 2004 of Smitty's Super Valu, Inc., a wholly owned subsidiary of the Company, the 13 3/4% Senior Discount Debentures due 2006 of the Company, and the Company's existing credit facility with The Chase Manhattan Bank, N.A.

  Pursuant to the Recapitalization Agreement, Smith's will, subject to various conditions, commence a tender offer to purchase 50% of its outstanding Class A and Class B Common Stock; issue an aggregate of approximately $500 million of new senior and senior subordinated notes and approximately $75 million of new preferred stock; borrow approximately $805 million under a new $995 million bank credit facility; repay certain existing indebtedness and engage in certain other recapitalization transactions (collectively, the "Recapitalization") concurrently with the Merger. Smith's will also use its reasonable efforts to cause Ronald W. Burkle, the Chairman of the Board of the Company, to be elected Chief Executive Officer of Smith's upon the consummation of the Merger and the Recapitalization.

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

 NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITY OTHER THAN THE NOTES OFFERED BY THIS PROSPECTUS, NOR DOES IT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY THE NOTES BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO, OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                                ---------------

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
Available Information.....................................................    i
Incorporation of Certain Documents by Reference...........................    i
Summary...................................................................    1
Risk Factors..............................................................   13
Pro Forma Capitalization..................................................   18
Unaudited Pro Forma Combined Financial Statements.........................   19
Selected Historical Financial Data of Smith's.............................   27
Selected Historical Financial Data of
 Smitty's.................................................................   28
Management's Discussion and Analysis of Financial Condition and Results of
 Operations...............................................................   30
Business..................................................................   39
Management................................................................   50
Principal Stockholders....................................................   53
Certain Relationships and Related Transactions............................   55
Description of Notes......................................................   60
Description of Capital Stock..............................................   90
Description of New Credit Facility........................................   94
Underwriting..............................................................   97
Legal Matters.............................................................   98
Experts...................................................................   98
Index to Financial Statements.............................................  F-1

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------


                               -----------------

                                   PROSPECTUS

                               -----------------


                  [LOGO OF SMITH'S FOOD & DRUG CENTERS(R)]

                              SMITH'S FOOD & DRUG
                                 CENTERS, INC.

                  $150,000,000   % SENIOR NOTES DUE 2006

            $350,000,000   % SENIOR SUBORDINATED NOTES DUE 2007

                           BT SECURITIES CORPORATION

                                CS FIRST BOSTON

                          DONALDSON, LUFKIN & JENRETTE
                             SECURITIES CORPORATION

                              GOLDMAN, SACHS & CO.

                             CHASE SECURITIES INC.

                                       , 1996


- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

                SUBJECT TO COMPLETION, DATED APRIL 26, 1996

PROSPECTUS
                   [LOGO OF SMITH'S FOOD & DRUG CENTERS (R)]
                       SMITH'S FOOD & DRUG CENTERS, INC.
                                 750,000 SHARES
              % CUMULATIVE REDEEMABLE EXCHANGEABLE PREFERRED STOCK

                                  -----------

  Smith's Food & Drug Centers, Inc., a Delaware corporation ("Smith's" or the "Company"), is offering 750,000 shares of Cumulative Redeemable Exchangeable Preferred Stock, par value $.01 per share (the "New Preferred Stock"), as part of the financing required to consummate the Recapitalization (as defined) of Smith's and the Merger (as defined) of Smitty's Supermarkets, Inc., a Delaware corporation ("Smitty's"), with a subsidiary of Smith's. Concurrently with this offering, the Company is offering (the "Notes Offering," and together with this
offering, the "Offerings") $150,000,000 aggregate principal amount of its   %
Senior Notes due 2006 (the "Senior Notes") and $350,000,000 aggregate principal
amount of its   % Senior Subordinated Notes due 2007 (the "Senior Subordinated
Notes," and together with the Senior Notes, the "Notes"). Consummation of each of the Offerings is conditioned upon the closing of the Merger and the Recapitalization.

  Dividends on the New Preferred Stock will accrue from the date of original issuance thereof and will be payable quarterly, commencing on August 15, 1996,
at the rate per annum of   % of the then effective liquidation preference per
share. The Company, at its option, may pay dividends on any dividend payment date occurring on or before May 15, 2001 by adding an amount equal to such dividends to the then effective liquidation preference of the New Preferred Stock. The initial liquidation preference of each share of the New Preferred Stock will be $100.00 per share. The New Preferred Stock will be, subject to certain conditions, redeemable, at the option of the Company, in whole at any time or in part from time to time on or after May 15, 2001 at the redemption prices set forth herein, plus, without duplication, accrued and unpaid dividends to the date of redemption. In addition, on or prior to May 15, 1999, the Company may, at its option and subject to certain conditions, use the Net Cash Proceeds (as defined) of one or more Public Equity Offerings (as defined) to redeem up to an aggregate of 35% of the shares of New Preferred Stock originally issued at the redemption prices set forth herein, plus, without duplication, accrued and unpaid dividends to the date of redemption. The Company is required, subject to certain conditions, to redeem all of the shares of New Preferred Stock outstanding on May 15, 2008 at a redemption price equal to 100% of the then effective liquidation preference thereof, plus, without duplication, accrued and unpaid dividends to the date of redemption. Upon the occurrence of a Change of Control (as defined), the Company will, subject to certain conditions, offer to purchase all outstanding shares of New Preferred Stock at a price equal to 101% of the then effective liquidation preference thereof, plus, without duplication, accrued and unpaid dividends to the date of purchase.

  Subject to certain conditions, the New Preferred Stock is exchangeable in whole, but not in part, at the option of the Company, on any dividend payment
date, for the Company's   % Subordinated Exchange Debentures due 2008
(including any such securities paid in lieu of cash interest, as described herein, the "Exchange Debentures").

  The Company does not intend to apply for listing of the New Preferred Stock or the Exchange Debentures on any national securities exchange. See "Underwriting."

                                  -----------
  SEE "RISK FACTORS" BEGINNING ON PAGE 13 FOR A DISCUSSION OF CERTAIN RISK FACTORS THAT SHOULD BE CONSIDERED BY POTENTIAL INVESTORS.

                                  -----------
 THESE SECURITIES HAVE NOT BEEN APPROVED  OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE  COMMISSION  OR  ANY  STATE  SECURITIES  COMMISSION  NOR  HAS  THE
   SECURITIES AND  EXCHANGE COMMISSION  OR  ANY STATE  SECURITIES COMMISSION
    PASSED  UPON  THE   ACCURACY  OR  ADEQUACY  OF   THIS  PROSPECTUS.  ANY
     REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

- ------------------------------------------------------------------------------
- ------------------------------------------------------------------------------
                                            PRICE TO  UNDERWRITING PROCEEDS TO
                                            PUBLIC(1)  DISCOUNT(2)  COMPANY(3)
- ------------------------------------------------------------------------------
Per Share..................................   $           $           $
- ------------------------------------------------------------------------------
Total......................................   $           $           $
- ------------------------------------------------------------------------------
- ------------------------------------------------------------------------------

(1) Plus accrued interest, if any, from date of original issuance.
(2) The Company has agreed to indemnify the Underwriters (as defined) against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(3) Before deducting expenses of the Offerings payable by the Company,
    estimated at $   .

                                  -----------
  The shares of New Preferred Stock are offered by the Underwriters, subject to prior sale, when, as and if delivered to and accepted by the Underwriters, and subject to approval of certain legal matters by counsel. It is expected that
delivery of the New Preferred Stock will be made on or about     , 1996, at the
offices of BT Securities Corporation, One Bankers Trust Plaza, New York, New
York.

                                  -----------
BT SECURITIES CORPORATION
         CS FIRST BOSTON
                   DONALDSON, LUFKIN & JENRETTE
                        SECURITIES CORPORATION
                                        GOLDMAN, SACHS & CO.
                                                           CHASE SECURITIES INC.

                                  -----------

                   The date of this Prospectus is     , 1996.

                                 THE OFFERINGS

THE NEW PREFERRED STOCK:

Securities Offered..........  750,000 shares of    % Cumulative Redeemable
                              Exchangeable Preferred Stock, par value $.01 per share.

Issue Price.................  $     per share plus accrued dividends.

Liquidation Preference......
                              Initially $100.00 per share. See "Dividends" below.

Optional Redemption.........
                              The New Preferred Stock is, subject to
                              contractual and other restrictions, redeemable, at the option of the Company, in whole at any time or in part from time to time, on or after May 15, 2001 at the redemption prices set forth herein plus, without duplication, accrued and unpaid dividends to the date of redemption. In addition, on or prior to May 15, 1999, the Company may, at its option and subject to certain conditions, use the Net Cash Proceeds of one or more Public Equity Offerings to redeem up to an aggregate of 35% of the shares of New Preferred Stock originally issued at the redemption prices set forth herein, plus, without duplication, accrued and unpaid dividends to the date of redemption.

Mandatory Redemption........
                              The Company is required, subject to certain conditions, to redeem all of the shares of New Preferred Stock outstanding on May 15, 2008 at a redemption price equal to 100% of the then effective liquidation preference thereof, plus, without duplication, accrued and unpaid dividends to the date of redemption.

Dividends...................
                              At a rate equal to % per annum of the then effective liquidation preference per share, cumulative and, when declared, payable quarterly beginning August 15, 1996 and accumulating from the date of issuance of the New Preferred Stock. The Company, at its option, may pay dividends on any dividend payment date occurring on or before May 15, 2001 by adding such dividends to the then effective liquidation preference of the New Preferred Stock. The New Credit Facility and the indentures governing the Notes will restrict the payment of cash dividends on the New Preferred Stock.

Dividend Payment Dates......
                              February 15, May 15, August 15 and November 15, commencing on August 15, 1996.

Voting......................  The New Preferred Stock will be non-voting, except as otherwise required by law and except in certain circumstances described herein, including
                              (i) amending certain rights of the holders of the New Preferred Stock and (ii) the creation, authorization or issuance of any class of equity securities that ranks on parity with or senior to the New Preferred Stock.

Exchange Provisions.........  The New Preferred Stock is exchangeable into the
                              Exchange Debentures, at the Company's option, subject to certain conditions, in whole, but not in part, on any scheduled dividend payment date.

Ranking.....................
                              The New Preferred Stock, will, with respect to dividend rights and rights on liquidation, winding-up and dissolution of the Company, rank, subject to certain conditions, (i) senior to (a) all classes of Common Stock of the Company and
                              (b) each other class of capital stock or series of preferred stock issued by the Company after the Offerings the terms of which specifically provide that such class or series will rank junior to the New Preferred Stock or junior to or on parity with any class of Common Stock or which do not specify their rank, (ii) on parity with the Series I Preferred Stock of the Company and each other class of capital stock or series of preferred stock issued by the Company after the Offerings, the terms of which specifically provide that such class or series will rank on parity with the New Preferred Stock as to dividend distributions and distributions upon liquidation, winding up and dissolution of the Company and (iii) junior to each other class of capital stock or other series of preferred stock issued by the Company after the Offerings the terms of which specifically provide that such series will rank senior to the New Preferred Stock.

Change of Control...........
                              In the event of a Change of Control, the Company will, subject to certain conditions, offer to purchase all outstanding New Preferred Stock at a purchase price of 101% of the then effective liquidation preference thereof, plus, without duplication, accrued and unpaid dividends to the date of repurchase. The New Credit Facility and the indentures governing the Notes will limit the ability of the Company to make an offer to purchase the New Preferred Stock in the event of a Change of Control unless such other indebtedness has been previously repaid or amended to permit such offer to purchase.

Use of Proceeds.............  The net proceeds of this offering will be used to provide a portion of the funds necessary to consummate the Transactions.

THE EXCHANGE DEBENTURES:

Issue.......................
                              Up to $      of  % Subordinated Exchange
                              Debentures due 2008, issuable in exchange for the New Preferred Stock in an aggregate principal amount equal to the then effective liquidation preference of the New Preferred Stock on the date fixed for the exchange thereof (including any and all accrued and unpaid dividends, whether or not added to the liquidation preference since the issue date). The New Credit Facility will prohibit the Company from issuing the Exchange Debentures, and the indentures governing the Notes will permit such issuance only to the extent that the indebtedness resulting from such issuance could otherwise be incurred under such indentures.

Maturity....................
                              May 15, 2008.

Interest Rate and Payment
Dates.......................  The Exchange Debentures will bear interest at a rate of % per annum. Interest will accrue from the date of issuance and will be payable on May 15 and November 15 of each year, commencing with the first such date to occur after issuance, in cash or, at the option of the Company, on or before May 15, 2001, in additional Exchange Debentures.

Optional Redemption.........
                              The Exchange Debentures are, subject to
                              contractual and other restrictions, redeemable, at the option of the Company, in whole at any time or in part from time to time on or after May 15, 2001, at the redemption prices set forth herein, plus accrued and unpaid interest to the date of redemption. In addition, on or prior to May 15, 1999, the Company may, at its option and subject to certain conditions, use the Net Cash Proceeds of one or more Public Equity Offerings to redeem up to an aggregate of 35% of the principal amount of the Exchange Debentures originally issued, at the redemption prices set forth herein plus accrued and unpaid interest, if any, to the redemption date.

Ranking.....................
                              The Exchange Debentures will be subordinated to all existing and future Senior Indebtedness of the Company, including the New Credit Facility and the Notes. At December 30, 1995 on a pro forma basis after giving effect to the Transactions and the California Disposition, the Company would have had approximately
                              $1,313.2 million aggregate principal amount of Senior Indebtedness outstanding, which amount excludes any borrowings or amounts available to be borrowed under the New Revolving Facility.

                              In addition, the Exchange Debentures will be effectively subordinated to all existing and future liabilities, including indebtedness, of the subsidiaries of the Company. At December 30, 1995 on a pro forma basis after giving effect to the Transactions and the California Disposition, the Company's subsidiaries would have had indebtedness and other liabilities reflected on the Company's consolidated balance sheet, including trade payables and accrued expenses (excluding guarantees of Senior Indebtedness), of approximately $148.4 million.

Change of Control...........  In the event of a Change of Control, the Company will, subject to certain conditions, offer to purchase all outstanding Exchange Debentures at a purchase price of 101% of the principal amount thereof, plus accrued and unpaid interest to the date of purchase. The New Credit Facility and the indentures governing the Notes will prohibit the Company from making an offer to purchase the Exchange Debentures in the event of a Change of Control unless such other indebtedness has been previously repaid or amended to permit such offer to purchase.

CONCURRENT OFFERINGS:

Senior Notes and Senior
Subordinated Notes..........
                              Concurrently with the offering of New Preferred Stock, the Company is offering $150,000,000 aggregate principal amount of % Senior Notes due 2006 and $350,000,000 aggregate principal amount of % Senior Subordinated Notes due 2007. The Offerings are conditioned upon each other. In addition, the consummation of each of the Offerings is a condition to the Company's simultaneous obligation to consummate the Merger and the Recapitalization. See "Summary--The Transactions."

  The Company does not intend to apply for listing of the Notes, the New Preferred Stock or the Exchange Debentures on any national securities exchange. See "Underwriting."

                  SUMMARY HISTORICAL FINANCIAL DATA OF SMITH'S

  The following table sets forth summary historical financial data of Smith's for the five fiscal years ended December 30, 1995, which have been derived from the financial statements of Smith's audited by Ernst & Young LLP, independent auditors. The following information should be read in conjunction with the Unaudited Pro Forma Combined Financial Statements, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the historical consolidated financial statements of Smith's and related notes thereto included elsewhere in this Prospectus.

                           52 WEEKS    53 WEEKS   52 WEEKS    52 WEEKS     52 WEEKS
                            ENDED       ENDED      ENDED       ENDED        ENDED
                         DECEMBER 28, JANUARY 2, JANUARY 1, DECEMBER 31, DECEMBER 30,
                             1991        1993       1994        1994         1995
                         ------------ ---------- ---------- ------------ ------------
                                            (DOLLARS IN MILLIONS)
OPERATING DATA:
 Net sales..............   $2,217.4    $2,649.9   $2,807.2    $2,981.4     $3,083.7
 Gross profit...........      498.6       611.6      637.2       669.1        697.0
 Operating, selling and
  administrative ex-
  penses................      344.4       419.7      430.3       440.8        461.4
 Depreciation and amor-
  tization..............       50.5        67.8       82.2        94.5        105.0
 Interest expense.......       30.3        36.1       44.6        53.7         60.5
 Restructuring charges
  (a)...................         --          --         --          --        140.0
 Net income (loss)......   $   45.1    $   53.7   $   45.8    $   48.8     $  (40.5)
 Ratio of earnings to
  fixed charges
  and preferred stock
  dividends (b).........       3.02x       3.06x      2.55x       2.18x         --
BALANCE SHEET DATA (END
OF PERIOD):
 Working capital........   $   30.7    $   91.2   $  160.4    $   62.3     $  162.7
 Total assets...........    1,196.7     1,486.1    1,654.3     1,653.5      1,686.2
 Total debt (c).........      395.4       612.7      725.5       718.9        746.2
 Redeemable preferred
  stock.................        8.5         7.5        6.5         5.4          4.3
 Common stockholders'
  equity................   $  474.4    $  515.4   $  542.2    $  475.3     $  416.7
OTHER DATA:
 Stores open at end of
  period (d)............        109         119        129         137          154
 Capital expenditures...   $  281.6    $  288.0   $  322.3    $  146.7     $  149.0
 EBITDA (as defined)
  (e)...................   $  154.2    $  192.0   $  208.5    $  230.8     $  239.6
 EBITDA margin (f)......        7.0%        7.2%       7.4%        7.7%         7.8%

- --------
(a) Reflects charges in connection with the California Divestiture. See Note K to Notes to Consolidated Financial Statements of Smith's included elsewhere herein.

(b) For purposes of computing the ratio of earnings to fixed charges and preferred stock dividends, "earnings" consist of income (loss) before income taxes and fixed charges. "Fixed charges" consist of interest on all indebtedness, amortization of deferred financing costs and one-third of rental expense (the portion of annual rental expense deemed by the Company to be representative of the interest factor). "Preferred stock dividends" reflects the amount representing the pre-tax earnings that would be required to cover such dividend requirements. For the five-year period ended December 30, 1995, the Company did not pay any preferred stock dividends. For the 52 weeks ended December 30, 1995, the Company's earnings were inadequate to cover fixed charges and preferred stock dividends by $69.8 million. However, such earnings include non-cash charges of $105.4 million, primarily consisting of depreciation and amortization, and restructuring charges of $140.0 million.
(c) Total debt includes long-term debt and current maturities of long-term debt.
(d) See "Business--Store Development and Expansion."
(e) EBITDA (as defined) represents income (loss) before interest expense, income taxes, depreciation and amortization expense, LIFO provision and restructuring charges. EBITDA is a widely accepted financial indicator of a company's ability to service debt. However, EBITDA should not be construed as an alternative to operating income or to cash flows from operating activities (as determined in accordance with generally accepted accounting principles) and should not be construed as an indication of Smith's operating performance or as a measure of liquidity. See "Management's Discussion and Analysis of Financial Condition and Results of Operations." For additional information concerning the Company's historical cash flows, see "Selected Historical Financial Data of Smith's" and the Consolidated Statements of Cash Flows included elsewhere herein.
(f) EBITDA margin represents EBITDA (as defined) as a percentage of net sales.

                                 RISK FACTORS

  Prospective investors should carefully consider the following factors, in addition to the other matters described in this Prospectus, before purchasing the securities being sold in the Offerings.

LEVERAGE AND DEBT SERVICE

  Following the consummation of the Transactions, the Company will be highly leveraged. At December 30, 1995, pro forma for the Transactions and the California Disposition, the Company's total debt and stockholders' equity (deficit) would have been $1,356.8 million and $(121.6) million, respectively, compared to actual debt and stockholders' equity of $746.2 million and $416.7 million, respectively, on such date. The Company would also have had additional borrowing availability under the New Revolving Facility on a pro forma basis, subject to the borrowing conditions contained therein. In addition, as of December 30, 1995, after giving effect to the Transactions and the California Disposition, scheduled payments under net operating leases of the Company and its subsidiaries for the twelve months following the Merger would have been approximately $36.9 million. The Company's ability to make scheduled payments of the principal of, or interest on, or to refinance its indebtedness (including the Exchange Debentures) and to make scheduled payments under its operating leases depends on its future performance, which is subject to economic, financial, competitive and other factors beyond its control.

  Based upon the current level of operations and anticipated cost savings and future growth, the Company believes that its cash flow from operations, together with borrowings under the New Revolving Facility and its other sources of liquidity, will be adequate to meet its anticipated requirements for working capital, capital expenditures, lease payments, interest payments and scheduled principal payments. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources." There can be no assurance, however, that the Company's business will continue to generate cash flow at or above current levels or that anticipated cost savings or future growth can be achieved. In addition, no assurances can be given as to the timing of, or the net proceeds to be realized upon, the California Asset Disposition and, therefore, as to the timing or amount of receipts thereof as reflected in the Unaudited Pro Forma Combined Financial Statements. If the Company is unable to generate sufficient cash flow from operations in the future to service its debt and make necessary capital or other expenditures, or if its future cash flows are insufficient to amortize all required principal payments out of internally generated funds, the Company may be required to refinance all or a portion of its existing debt, sell assets or obtain additional financing. There can be no assurance that any such refinancing or asset sales would be possible or that any additional financing could be obtained, particularly in view of the Company's high level of debt following the Transactions and the fact that substantially all of its assets will be pledged to secure borrowings under the New Credit Facility and other secured obligations.

  The Company's high level of debt and debt service requirements will have several important effects on its future operations, including the following:
(a) the Company will have significant cash requirements to service debt, reducing funds available for operations and future business opportunities and increasing the Company's vulnerability to adverse general economic and industry conditions and competition; (b) the Company's leveraged position will increase its vulnerability to competitive pressures; (c) the financial covenants and other restrictions contained in the New Credit Facility and other agreements relating to the Company's indebtedness and in the Indentures will require the Company to meet certain financial tests and will restrict its ability to borrow additional funds, to dispose of assets or to pay cash dividends on, or repurchase, preferred or common stock; and (d) funds available for working capital, capital expenditures, acquisitions and general corporate purposes will be limited. The Company's continued growth depends, in part, on its ability to continue its expansion and store conversion efforts, and therefore its inability to finance capital expenditures through borrowed funds or otherwise could have a material adverse effect on the Company's future operations. Moreover, any default under the documents governing the indebtedness of the Company could have a significant adverse effect on the market value of the New Preferred Stock or the Exchange Debentures.

  The Company's capital structure immediately after the Transactions will include a significant amount of floating rate indebtedness, causing the Company to be significantly more sensitive to prevailing interest rates than has historically been the case. The Company intends to enter into interest rate protection agreements which, for the duration of such agreements, will effectively provide fixed rates of interest or ceiling rates of interest on a portion of such floating rate indebtedness. There can be no assurance that the Company will be able to enter into such agreements on favorable terms. See "Description of New Credit Facility." In addition, following the Transactions, the Company's blended average rates of interest are anticipated to be higher than the rates of interest on the Company's indebtedness outstanding immediately prior to the Transactions.

ABILITY TO ACHIEVE ANTICIPATED COST SAVINGS

  Management of the Company has estimated that approximately $25 million of annualized net cost savings (as compared to such costs for the pro forma combined fiscal year ended December 30, 1995) can be achieved over a three-year period as a result of integrating the Arizona operations of Smith's and Smitty's. The estimates of potential cost savings contained in this Prospectus are forward looking statements that are inherently uncertain. Actual cost savings, if any, could differ materially from those projected. All of these forward looking statements are based on estimates and assumptions made by management of the Company, which although believed to be reasonable, are inherently uncertain and difficult to predict; therefore, undue reliance should not be placed upon such estimates. There can be no assurance that the savings anticipated in these forward looking statements will be achieved. The following important factors, among others, could cause the Company not to achieve the cost savings contemplated herein (principally those set forth in "Summary--Operating Strategy" and "Business--Operating Strategy") or otherwise cause the Company's results of operations to be adversely affected in future periods: (i) continued or increased competitive pressures from existing competitors and new entrants, including price-cutting strategies; (ii) unanticipated costs related to the Transactions and the integration strategy;
(iii) loss or retirement of key members of management or the termination of the Management Services Agreement with Yucaipa; (iv) inability to negotiate more favorable terms with suppliers or to improve working capital management;
(v) increases in interest rates or the Company's cost of borrowing or a default under any material debt agreements; (vi) inability to develop new stores in advantageous locations or to successfully convert existing stores;
(vii) prolonged labor disruption; (viii) deterioration in general or regional economic conditions; (ix) adverse state or federal legislation or regulation that increases the costs of compliance, or adverse findings by a regulator with respect to existing operations; (x) loss of customers as a result of the conversion of store formats; (xi) adverse determinations in connection with pending or future litigations or other material claims against the Company;
(xii) inability to achieve future sales levels or other operating results that support the cost savings, and (xiii) the unavailability of funds for capital expenditures. Many of such factors are beyond the control of the Company. In addition, there can be no assurance that unforeseen costs and expenses or other factors will not offset the projected cost savings in whole or in part.

ANTICIPATED CHARGES TO EARNINGS FOLLOWING THE TRANSACTIONS

  Upon consummation of the Transactions, the Company anticipates that it would record charges to earnings in connection with (i) the adoption of a strategy to accelerate the disposition of certain real estate assets in California pursuant to the California Asset Disposition, (ii) the payment of certain refinancing premiums and the write-off of certain debt issuance costs, (iii) the purchase of certain management stock options and (iv) the integration of its Arizona operations with Smitty's. As a result of the foregoing, the Company anticipates that it would record a substantial charge to earnings for the quarter in which the Transactions are consummated. The Company currently estimates that the total charge for all such items would be approximately $220 million (pre-tax). However, such estimate is based on information available as of the date of this Prospectus and the actual total charge may differ materially from such estimate if the actual information available to the Company at the time the charge is recorded varies from the information currently available. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Overview."

COMPETITION

  The supermarket industry is highly competitive and characterized by narrow profit margins. The Company's competitors include national and regional supermarket chains, independent and specialty grocers, drug and convenience stores and the newer "alternative format" food stores, including warehouse-style supermarkets, club stores, deep discount drug stores and "supercenters." The Company's competitors continue to open new stores in the Company's existing markets. In addition, new competitors have entered the Company's markets in the past and could do so in the future. Supermarket chains generally compete on the basis of price, location, quality of products, service, product variety and store condition. The Company regularly monitors its competitors' prices and adjusts its prices and marketing strategy as management deems appropriate in light of existing conditions. Some of the Company's competitors have greater financial resources than the Company and could use those resources to take steps which could adversely affect the Company's competitive position. The Company's ability to respond to competitive pressures could be adversely affected by its highly leveraged financial condition. See "Business--Competition."

CONTROL OF THE COMPANY

  The Company's Class A Common Stock and Series I Preferred Stock are each entitled to ten votes per share and the Company's Class B Common Stock is entitled to one vote per share. Upon consummation of the Transactions, members of the Smith Group (as defined) are expected to have beneficial ownership, in the aggregate, of approximately 24.5% of the outstanding Common Stock and 31.6% of the outstanding Series I Preferred Stock of the Company, representing approximately 41.8% of the aggregate voting power of the Company's capital stock, and certain affiliates of Yucaipa will have beneficial ownership of approximately 13.6% of the total outstanding Common Stock of the Company, representing approximately 1.3% of the aggregate voting power of the Company's outstanding capital stock. Pursuant to a standstill agreement (the "Standstill Agreement") entered into by such Smith family members (the "Smith Group"), certain affiliates of Yucaipa (the "Yucaipa Group") and the Company, upon consummation of the Recapitalization the Company will use its best efforts to reconstitute its Board of Directors to consist of seven directors, and each of the Smith Group and the Yucaipa Group will have the right to nominate two directors so long as it holds at least 8% of the outstanding Common Stock and the right to nominate one director so long as it holds at least 5% of the outstanding Common Stock. As a result of the ownership structure of the Company and the contractual rights described above, the voting and management control of the Company is highly concentrated. The Smith Group has effective control of the Company and will effectively be able to direct the actions of the Company with respect to matters such as the payment of dividends, material acquisitions and dispositions and other extraordinary corporate transactions. See "Certain Relationships and Related Transactions," "Principal Stockholders" and "Description of Capital Stock."

NEW SENIOR MANAGEMENT AND BOARD OF DIRECTORS

  Upon consummation of the Transactions, substantially all of the existing members of the Company's Board of Directors will resign and be replaced by the new directors identified in this Prospectus. Jeffrey P. Smith will remain as Chairman of the Board but will resign as Chief Executive Officer of the Company. Ronald W. Burkle, the managing general partner of Yucaipa, will be appointed Chief Executive Officer of the Company and Allen R. Rowland will continue his recent appointment as President and Chief Operating Officer. As a result, the Company's senior executive officers and a majority of the members of the Board of Directors will be new appointees. There can be no assurance that the changes in the Company's Board of Directors or senior management will not adversely affect the Company's operating performance. Mr. Burkle will provide his services as Chief Executive Officer pursuant to the Management Services Agreement between the Company and Yucaipa; however, such agreement does not require Mr. Burkle to spend any specified amount of time on Company affairs. Yucaipa will receive an annual fee of $1 million for providing the services of Mr. Burkle and the other partners and employees of Yucaipa. The Management Services Agreement may be terminated by the Company's Board of Directors on 90 days' notice or by either party upon the occurrence of certain events. If the Company seeks to terminate the Management Services Agreement, subject to limited exceptions, it is required to pay Yucaipa a termination fee of between $5 million and $10 million, depending on the time of termination. Yucaipa will also receive certain fees in connection with the consummation of the Recapitalization. See "Management" and "Certain Relationships and Related Transactions."

CONTINGENT LIABILITIES RELATING TO CALIFORNIA DIVESTITURE

  In connection with closing stores and otherwise redeploying assets, the Company has assigned leases and subleased stores and other facilities at various times, including the sublease to Ralphs of the Company's Riverside, California distribution center and dairy plant and the assignment or sublease of 10 stores to various supermarket companies (including 6 to Ralphs) in connection with the California Divestiture. Since the Company will generally remain either primarily or secondarily liable for the underlying lease obligations with respect to these stores and other facilities, the Company has a contingent liability to the extent the Company's sublessees or assignees default in the performance of their obligations under their respective sublease or underlying lease. See "Business--California Divestiture."

LIMITATIONS ON ABILITY OF THE COMPANY TO PAY DIVIDENDS

  The Company's ability to pay dividends on the New Preferred Stock and to issue the Exchange Debentures will be limited by restrictions in agreements governing the Company's indebtedness, including the New Credit Facility and the Notes. See "Description of New Credit Facility--Covenants" and "Description of Other Indebtedness--Senior Notes and Senior Subordinated Notes."

  In addition to contractual restrictions, under Delaware law the Company may declare and pay dividends or make other distributions on its capital stock, including the New Preferred Stock, only out of surplus, as defined by the Delaware General Corporation Law, or, in case there shall be no surplus, out of its net profits for the fiscal year in which the dividend or distribution is declared or for the immediately preceding fiscal year. Surplus is defined as the excess of a company's total assets over the sum of its total liabilities plus the par value of its outstanding capital stock. In order to pay dividends in cash, the Company must have surplus or net profits equal to the full amount of the cash dividend at the time such dividend is declared.

  In determining the Company's ability to pay dividends, Delaware law permits the Board of Directors of the Company to revalue the Company's assets and liabilities from time to time to their fair market values in order to create surplus. The Company cannot predict what the value of its assets or the amount of its liabilities will be in the future and, accordingly, there can be no assurance that the Company will be able to pay cash dividends on the New Preferred Stock.

RANKING OF THE NEW PREFERRED STOCK AND THE EXCHANGE DEBENTURES

  The New Preferred Stock will rank junior in right of payment to all existing and future liabilities and obligations of the Company (other than Common Stock or any other preferred stock of the Company which by its terms ranks on parity with or junior to the New Preferred Stock).

  The Exchange Debentures, if issued, will be general unsecured obligations of the Company and will be subordinated to all existing and future Senior Indebtedness of the Company, including the New Credit Facility and the Notes. At December 30, 1995, on a pro forma basis after giving effect to the Transactions and the California Disposition, the Company would have had approximately $1,313.2 million aggregate principal amount of Senior Indebtedness outstanding, which amount excludes any borrowings or amounts available to be borrowed under the New Revolving Facility. In addition, the Exchange Debentures will be effectively subordinated to all existing and future liabilities, including indebtedness, of the subsidiaries of the Company. At December 30, 1995, on a pro forma basis after giving effect to the Transactions and the California Disposition, the Company's subsidiaries would have had indebtedness and other liabilities reflected on the Company's consolidated balance sheet (other than guarantees of Senior Indebtedness), including trade payables and accrued expenses, of approximately $148.4 million. In the event of bankruptcy, liquidation or reorganization of the Company, the assets of the Company and/or its subsidiaries will only be available to pay the obligations of the Exchange

Debentures after the Senior Indebtedness of the Company and the liabilities of the Company's subsidiaries have been paid in full. See "Description of the New Preferred Stock and Exchange Debentures--The Exchange Debentures-- Subordination." The Exchange Indenture will contain certain covenants that, among other things, limit the ability of the Company and its subsidiaries to merge or consolidate with or transfer all or substantially all of their assets to any other person. See "Description of the New Preferred Stock and Exchange Debentures--The Exchange Debentures--Covenants."

FEDERAL INCOME TAXATION OF NEW PREFERRED STOCK

  Dividends paid on the New Preferred Stock, to the extent paid out of the Company's current and/or accumulated earnings and profits for tax purposes, will be ordinary income and, subject to certain limitations and risks discussed under "Certain Federal Income Tax Considerations," will be eligible for any dividend received deduction generally allowed to corporations that meet certain requirements. Although there can be no assurance that dividends on the New Preferred Stock will be out of current or accumulated earnings and profits, the Company believes that it has and should continue to have sufficient current or accumulated earnings and profits to cover any dividends made on the New Preferred Stock. The holders of the New Preferred Stock will bear the risk that the Company will elect to exchange the New Preferred Stock for the Exchange Debentures; after such exchange, the interest paid on the Exchange Debentures will not qualify for any dividends-received deduction. See "Certain Federal Income Tax Considerations."

ABSENCE OF ESTABLISHED MARKET FOR THE NEW PREFERRED STOCK OR EXCHANGE
DEBENTURES

  There is no established market for the New Preferred Stock or the Exchange Debentures and there can be no assurance as to the liquidity of any markets that may develop for such securities, the ability of holders of the New Preferred Stock or Exchange Debentures to sell their New Preferred Stock or Exchange Debentures, or the price at which holders would be able to sell such securities. Future trading prices of the New Preferred Stock and the Exchange Debentures will depend on many factors, including, among other things, prevailing interest rates, the Company's operating results and the market for similar securities. The Underwriters have advised the Company that they currently intend to make a market in the New Preferred Stock. However, the Underwriters are not obligated to do so and any market-making may be discontinued at any time, by any or all of them, without notice.

                 SELECTED HISTORICAL FINANCIAL DATA OF SMITH'S

  The following table sets forth selected historical financial data of Smith's for the five fiscal years ended December 30, 1995 which have been derived from the financial statements of Smith's audited by Ernst & Young LLP, independent auditors. The following information should be read in conjunction with the Unaudited Pro Forma Combined Financial Statements, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the historical consolidated financial statements of Smith's and related notes thereto included elsewhere in this Prospectus.

                           52 WEEKS    53 WEEKS   52 WEEKS    52 WEEKS     52 WEEKS
                            ENDED       ENDED      ENDED       ENDED        ENDED
                         DECEMBER 28, JANUARY 2, JANUARY 1, DECEMBER 31, DECEMBER 30,
                             1991        1993       1994        1994         1995
                         ------------ ---------- ---------- ------------ ------------
                                            (DOLLARS IN MILLIONS)
OPERATING DATA:
 Net sales..............   $2,217.4    $2,649.9   $2,807.2    $2,981.4     $3,083.7
 Gross profit...........      498.6       611.6      637.2       669.1        697.0
 Operating, selling and
   administrative ex-
   penses...............      344.4       419.7      430.3       440.8        461.4
 Depreciation and amor-
 tization...............       50.5        67.8       82.2        94.5        105.0
 Interest expense.......       30.3        36.1       44.6        53.7         60.5
 Restructuring charges
 (a)....................        --          --         --          --         140.0
 Net income (loss)......   $   45.1    $   53.7   $   45.8    $   48.8     $  (40.5)
 Ratio of earnings to
   fixed charges and
   preferred stock divi-
   dends (b)............       3.02x       3.06x      2.55x       2.18x         --
BALANCE SHEET DATA (END
 OF PERIOD):
 Working capital........   $   30.7    $   91.2   $  160.4    $   62.3     $  162.7
 Total assets...........    1,196.7     1,486.1    1,654.3     1,653.5      1,686.2
 Total debt (c).........      395.4       612.7      725.5       718.9        746.2
 Redeemable preferred
 stock..................        8.5         7.5        6.5         5.4          4.3
 Common stockholders'
 equity.................   $  474.4    $  515.4   $  542.2    $  475.3     $  416.7
OTHER DATA:
 Stores open at end of
 period (d).............        109         119        129         137          154
 Capital expenditures...   $  281.6    $  288.0   $  322.3    $  146.7     $  149.0
 Cash provided by oper-
  ating activities......       61.9        84.6      118.6       203.6        140.6
 Cash used in investing
  activities............     (277.4)     (286.6)    (164.4)     (127.4)      (146.3)
 Cash provided by (used
  in) financing
  activities............      212.8       203.1       92.3      (123.9)         7.5
 EBITDA (as defined)
 (e)....................   $  154.2    $  192.0   $  208.5    $  230.8     $  239.6
 EBITDA margin (f)......        7.0%        7.2%       7.4%        7.7%         7.8%

- --------
(a) Reflects charges in connection with the California Divestiture. See Note K to Notes to Consolidated Financial Statements of Smith's included elsewhere herein.

(b) For purposes of computing the ratio of earnings to fixed charges and preferred stock dividends, "earnings" consist of income (loss) before income taxes and fixed charges. "Fixed charges" consist of interest on all indebtedness, amortization of deferred financing costs, and one-third of rental expense (the portion of annual rental expense deemed by the Company to be representative of the interest factor). "Preferred stock dividends" reflects the amount representing the pre-tax earnings that would be required to cover such dividend requirements. For the five-year period ended December 30, 1995, the Company did not pay any preferred stock dividends. For the 52 weeks ended December 30, 1995, the Company's earnings were inadequate to cover fixed charges and preferred stock dividends by $69.8 million. However, such earnings include non-cash charges of $105.4 million, primarily consisting of depreciation and amortization, and restructuring charges of $140.0 million.
(c) Total debt includes long-term debt and current maturities of long-term debt.
(d) See "Business--Store Development and Expansion."
(e) EBITDA (as defined) represents income (loss) before interest expense, income taxes, depreciation and amortization expense, LIFO provision and restructuring charges. EBITDA is a widely accepted financial indicator of a company's ability to service debt. However, EBITDA should not be construed as an alternative to operating income or to cash flows from operating activities (as determined in accordance with generally accepted accounting principles) and should not be construed as an indication of Smith's operating performance or as a measure of liquidity. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."
(f) EBITDA margin represents EBITDA (as defined) as a percentage of net sales.

                      DESCRIPTION OF NEW PREFERRED STOCK
                            AND EXCHANGE DEBENTURES

                            THE NEW PREFERRED STOCK

  The summary contained herein of certain provisions of the New Preferred Stock does not purport to be complete and is qualified in its entirety by reference to the provisions of the Certificate of Designation relating thereto, the form of which is filed as an exhibit to the Registration Statement of which this Prospectus is a part, to which exhibit reference is hereby made. The definitions of certain terms used in the following summary are set forth below under "--Certain Definitions."

  As used in this "Description of New Preferred Stock and Exchange Debentures," the "Company" means Smith's Food & Drug Centers, Inc., but not any of the Subsidiaries.

GENERAL

  The Company is authorized to issue 85,000,000 shares of preferred stock,
$0.01 par value per share. As of the date of this Prospectus,          shares
of preferred stock are outstanding. The Certificate of Incorporation of the Company authorizes the Board of Directors of the Company, without stockholder approval, to issue preferred stock from time to time in one or more series, with such designations, preferences and relative, participating, optional or other special rights, qualifications, limitations or restrictions as may be determined by the Board of Directors; provided, however, that (i) no series so designated shall have rights or preferences superior to the rights and preferences of the Series I Preferred Stock and (ii) no share of preferred stock other than Series I Preferred Stock shall be entitled to more than one vote for the election of directors of the Company or more than one vote upon any other matter presented to the stockholders of the Company for their vote or approval. The Board of Directors of the Company has adopted resolutions
creating         shares of New Preferred Stock and will file a Certificate of
Designation with respect thereto (the "Certificate of Designation") with the Secretary of State of the State of Delaware as required by Delaware law. Subject to certain conditions, the New Preferred Stock will be exchangeable for Exchange Debentures at the option of the Company on any Dividend Payment Date (as defined below). The New Preferred Stock, when issued and paid for by the Underwriters in accordance with the terms of the Underwriting Agreement (as defined herein), will be fully paid and non-assessable, and the holders thereof will not have any subscription or preemptive rights related thereto. will be the transfer agent and registrar for the New Preferred Stock (the "Registrar").

  Neither the stated value nor the liquidation preference of the New Preferred Stock is necessarily indicative of the price at which shares of the New Preferred Stock will actually trade after their issuance, and the New Preferred Stock may trade at prices below its stated value or liquidation price. The market price of the New Preferred Stock can be expected to fluctuate with changes in the financial markets and economic conditions, the financial condition and prospects of the Company and other factors that generally influence the market prices of securities.

RANKING

  With respect to dividend rights and rights on liquidation, winding up and dissolution of the Company, the New Preferred Stock will rank (i) senior to
(a) all classes of Common Stock of the Company and (b) each other class of capital stock or series of preferred stock issued by the Company after the Offerings the terms of which specifically provide that such class or series will rank junior to the New Preferred Stock as to dividend distributions and distributions upon liquidation, winding up and dissolution of the Company or junior to or on a parity with any class of Common Stock or which do not specify their rank (collectively referred to with the Common Stock of the Company as "Junior Securities"), (ii) on a parity with the Series I Preferred Stock and each other class of capital stock or series of preferred stock issued by the Company after the Offerings the terms of which specifically provide that such class or series will rank on a parity with the New Preferred Stock as to dividend distributions and distributions upon liquidation, winding up and dissolution of the Company (collectively referred to as "Parity Securities"); and (iii) junior to each other class of capital stock or other series of preferred stock issued by the Company after the Offerings the terms of which specifically provide that such series will rank senior to the New Preferred Stock as to dividend distributions and distributions upon liquidation, winding up and dissolution of the Company (collectively referred to as "Senior Securities"). The New Preferred Stock will be subject to the issuance of Junior Securities, Parity Securities and Senior Securities; provided, however, that the Company may not issue any Parity Securities or Senior Securities without the approval of the holders of a majority of the shares of New Preferred Stock then outstanding, except that without the approval of any holders of New Preferred Stock, the Company may issue or have outstanding shares of Parity Securities issued from time to time in exchange for, or all of the proceeds of which are used to redeem or repurchase, any or all of the shares of the Series I Preferred Stock or the New Preferred Stock.

DIVIDENDS

  Holders of outstanding shares of New Preferred Stock will be entitled to receive, when, as and if declared by the Board of Directors of the Company, out of funds legally available therefor, dividends on the New Preferred Stock,
at a rate per annum equal to   % of the then effective liquidation preference
per share of New Preferred Stock. Dividends will accrue from the date of issuance and will be payable quarterly in arrears on February 15, May 15, August 15 and November 15 of each year (each, a "Dividend Payment Date"), commencing on August 15, 1996. Dividends, whether or not earned or declared, will cumulate without interest until declared and paid, which declaration may be for all or part of the accumulated dividends. If any dividend payable on any Dividend Payment Date on or before May 15, 2001 is not declared or paid in full in cash on such Dividend Payment Date, the amount payable that is not paid in cash on such Dividend Payment Date will be added to the liquidation preference of the New Preferred Stock on such Dividend Payment Date and will be deemed declared and paid in full. The Company does not expect to pay dividends on the New Preferred Stock in cash on or prior to May 15, 2001. The Credit Agreement will permit the Company to pay cash dividends on the New Preferred Stock only to the extent the Company could make a restricted payment thereunder and only if no default or event of default thereunder shall have occurred and be continuing or would result therefrom. See "Description of New Credit Facility."

  Each dividend on the New Preferred Stock will be payable to the holders of record of the New Preferred Stock as they appear on the register of the Registrar on such record date as may be fixed by the Board of Directors of the Company, which record date will not be less than 10 nor more than 60 days prior to the applicable Dividend Payment Date. All dividends paid with respect to shares of New Preferred Stock shall be paid pro rata to the holders thereof. Dividends will cease to accrue in respect of shares of the New Preferred Stock on the Exchange Date (as defined below) or on the date of their earlier redemption or repurchase by the Company, unless the Company fails to issue the appropriate aggregate principal amount of Exchange Debentures in respect of the New Preferred Stock on the Exchange Date or fails to pay the relevant redemption or repurchase price on the date fixed for redemption or repurchase.

  No full dividends may be declared or paid or funds set apart for the payment of dividends on any Parity Securities (other than the Series I Preferred Stock) for any period unless full cumulative dividends have been or contemporaneously are declared and paid (or are deemed declared and paid) in full or declared and, if payable in cash, a sum in cash or set apart sufficient for such payment on the New Preferred Stock. If full cumulative dividends have not been so paid, the New Preferred Stock will share dividends pro rata with the Parity Securities based upon the relative liquidation preference of the outstanding shares of the New Preferred Stock and such Parity Securities. No dividends may be declared or paid, nor may funds be set aside for such payment, on Junior Securities, except dividends on Junior Securities which are paid in additional Junior Securities (other than Disqualified Capital Stock), and no Parity Securities or Junior Securities may be repurchased, redeemed or otherwise retired, nor may funds be set apart for such payment, if full cumulative dividends have not been paid (or deemed to have been paid) on the New Preferred Stock.

  Cumulative dividends may be declared and paid at any time, without reference to any regular Dividend Payment Date, to holders of record, not more than sixty (60) days prior to payment thereof, as may be fixed by the Board of Directors of the Company.

REDEMPTION OF NEW PREFERRED STOCK

  OPTIONAL. The New Preferred Stock will be redeemable for cash (subject to contractual and other restrictions with respect thereto and to legal availability of funds therefor), at the option of the Company, in whole at any time or in part from time to time, at the following redemption prices (expressed as percentages of the then effective liquidation preference thereof) if redeemed during the 12-month period commencing on May 15 of the year set forth below, plus, in each case, without duplication, all accrued and unpaid dividends (including an amount in cash equal to a prorated dividend from the last Dividend Payment Date immediately prior to the redemption date):

                                                        REDEMPTION
         YEAR                                             PRICE
         ----                                           ----------
         2001..........................................        %
         2002..........................................        %
         2003..........................................        %
         2004 and thereafter...........................   100.0%

  In addition, on or prior to May 15, 1999, the Company may, at its option, use the Net Cash Proceeds of one or more Public Equity Offerings to redeem for cash up to an aggregate of 35% of the shares of New Preferred Stock originally issued, at the following redemption prices (expressed as percentages of the then effective liquidation preference) if redeemed during the 12 months commencing on May 15 of the year set forth below plus, in each case, without duplication, all accrued and unpaid dividends, including an amount equal to a prorated dividend from the last Dividend Payment Date immediately prior to the date of redemption (provided that the redemption notice shall have been sent not later than 60 days after the consummation of such Public Equity Offering):

                                                        REDEMPTION
         YEAR                                             PRICE
         ----                                           ----------
         1996..........................................       %
         1997..........................................       %
         1998..........................................       %

  In the event of a partial redemption of the New Preferred Stock, the shares to be redeemed will be selected on a pro rata basis, except that the Company may redeem all shares of New Preferred Stock held by any holder of fewer than 100 shares (or all shares of New Preferred Stock owned by any holder who would hold less than 100 shares as a result of such redemption), as determined by the Company. No partial redemption of the New Preferred Stock may be authorized or made unless prior thereto full unpaid cumulative dividends thereon shall have been paid in cash or declared and a sum set apart for such payment. The indentures governing the Notes (the "Notes Indentures") will restrict the Company from redeeming the New Preferred Stock and will prohibit any such redemption if there exists a default or an event of default thereunder or would result from such redemption, the Credit Agreement will prohibit the Company from redeeming the New Preferred Stock and future agreements may contain similar provisions.

  MANDATORY. On May 15, 2008, the Company will be required to redeem (subject to contractual and other restrictions with respect thereto and to legal availability of funds therefor) all outstanding shares of New Preferred Stock at a price equal to the then effective liquidation preference thereof plus, without duplication, an amount in cash equal to all accrued and unpaid dividends (including an amount equal to a prorated dividend from the last Dividend Payment Date immediately prior to the date of redemption). The Notes Indentures will restrict the Company from redeeming the New Preferred Stock and will prohibit any such redemption if there exists a default or an event of default thereunder or would result from such redemption, the Credit Agreement will prohibit the Company from redeeming the New Preferred Stock and future agreements may contain similar provisions.

  PROCEDURE FOR REDEMPTION. On and after a redemption date, unless the Company defaults in the payment of the applicable redemption price (or the related accrued and unpaid dividends), dividends will cease to accrue with respect to shares of New Preferred Stock called for redemption and all rights of holders of such shares will terminate except for the right to receive the redemption price (and the related accrued and unpaid dividends) without interest. The Company will send a written notice of redemption by first class mail, postage prepaid, at least 15 days and not more than 60 days prior to the date fixed for any redemption to each holder of record at its registered address on the record date fixed for such redemption; provided, however, that no failure to give such notice nor any deficiency therein shall affect the validity of the procedure for the redemption of any shares of New Preferred Stock to be redeemed except as to the holder or holders to whom the Company has failed to give said notice or except as to the holder or holders whose notice was defective. If any New Preferred Stock is to be redeemed in part only, the notice of redemption that relates to such New Preferred Stock will state the number of shares thereof to be redeemed. Shares of New Preferred Stock that have been issued and reacquired in any manner, including shares purchased or redeemed or exchanged, will (upon compliance with any applicable provisions of Delaware law) have the status of authorized but unissued shares of preferred stock of the Company undesignated as to series and may, with any and all other authorized but unissued shares of preferred stock of the Company, be designated or redesignated and issued or reissued, as the case may be, as part of any series of preferred stock of the Company, except that such shares may not be reissued or sold as shares of the New Preferred Stock (other than in payment of dividends on the New Preferred Stock).

EXCHANGE

  On any Dividend Payment Date, the Company may, at its option but subject to certain conditions, exchange the New Preferred Stock, in whole but not in part, for the Exchange Debentures. See "--The Exchange Debentures" below for a summary of the terms of the Exchange Debentures. Each holder of New Preferred Stock so exchanged will be entitled to receive $1.00 in principal amount of Exchange Debentures for each $1.00 of the then effective liquidation preference of New Preferred Stock held by such holder at the time of exchange. In connection with any such exchange, dividends on shares of New Preferred Stock exchanged which have accrued on or prior to May 15, 2001 which have not been paid as of the Exchange Date will be paid, at the Company's option, in cash or in additional Exchange Debentures in an equivalent principal amount of such accrued and unpaid dividends. Dividends on any shares of New Preferred Stock accruing after May 15, 2001 which have not been paid as of the Exchange Date must be paid in cash on the Exchange Date. Interest will accrue on Exchange Debentures from the Exchange Date. On the date fixed for exchange, all dividends on the New Preferred Stock will cease to accrue, the rights of the holders of the New Preferred Stock as stockholders of the Company with respect to the shares exchanged will cease and the Person or Persons entitled to receive the Exchange Debentures issuable upon exchange will be treated as the registered Holder or Holders (as defined herein) of such Exchange Debentures. Exchange Debentures issued in exchange for New Preferred Stock will be issued in principal amounts of $1,000 and integral multiples thereof, and will also be issued in principal amounts of less than $1,000 so that each holder of New Preferred Stock will receive certificates representing the entire amount of Exchange Debentures to which its shares of New Preferred Stock entitle it; provided, however, that the Company may, at its option, pay cash in lieu of issuing an Exchange Debenture in a principal amount less than $1,000. The Company will mail to each holder of record of the shares of New Preferred Stock written notice of its intention to exchange the New Preferred Stock for Exchange Debentures at least 30 and not more than 60 days prior to the Exchange Date. Each notice must state (i) the Exchange Date, (ii) the place or places where certificates for shares of New Preferred Stock are to be surrendered for exchange into Exchange Debentures, (iii) that dividends on the shares of New Preferred Stock to be exchanged will cease to accrue on the Exchange Date and (iv) that interest on the Exchange Debentures shall accrue from the Exchange Date whether or not certificates for shares of New Preferred Stock are surrendered for exchange on such Exchange Date.

  Under applicable provisions of the federal bankruptcy law or comparable provisions of state fraudulent transfer law, if at the time of the Company's payment of dividends on, redemption of, or issuance of Exchange Debentures in exchange for, New Preferred Stock, (i) the Company is insolvent or rendered insolvent by reason thereof or (ii) the Company is engaged in a business or transaction for which the Company's remaining assets constitute unreasonably small capital or (iii) the Company intends to incur or believes that it will incur debts beyond its ability to pay such debts as they mature, then the relevant distribution to holders of New Preferred Stock could be avoided in whole or in part as a fraudulent conveyance and such holders could be required to return the same or equivalent amounts to or for the benefit of existing or future creditors of the Company. The measure of insolvency for purposes of the foregoing will vary depending on the law of the jurisdiction which is being applied. Generally, the Company would be considered insolvent if the sum of its debts, including contingent liabilities, was greater than the fair saleable value of its assets at a fair valuation or if the present fair saleable value of its assets was less than the amount that would be required to pay its probable liability on its existing debts, including contingent liabilities, as they become absolute and matured.

  The Credit Agreement will prohibit the exchange of the New Preferred Stock for Exchange Debentures, and the Notes Indentures will restrict the Company's ability to exchange New Preferred Stock for Exchange Debentures. See "Description of New Credit Facility" and "Description of Other Indebtedness-- Senior Notes and Senior Subordinated Notes."

LIQUIDATION PREFERENCE

  Upon any voluntary or involuntary liquidation, dissolution or winding up of the Company, holders of New Preferred Stock then outstanding will be entitled to be paid, out of the assets of the Company available for distribution to its stockholders, an amount in cash equal to the then effective liquidation preference thereof, plus an amount in cash equal to accrued and unpaid dividends thereon, if any, to the date fixed for liquidation, dissolution or winding up (including an amount equal to a prorated dividend from the last Dividend Payment Date to the date fixed for liquidation, dissolution or winding up), before any distribution is made on any Junior Securities, including, without limitation, any Common Stock of the Company. Except as provided in the preceding sentence, holders of New Preferred Stock shall not be entitled to any distribution in the event of liquidation, dissolution or winding up of the Company. If upon any voluntary or involuntary liquidation, dissolution or winding up of the Company, the application of all amounts available for payments with respect to the New Preferred Stock and all other Parity Securities would not result in payment in full of the New Preferred Stock and such other Parity Securities, holders of the New Preferred Stock and the Parity Securities will share equally and ratably in any distribution of assets of the Company in proportion to the full liquidation preference to which each is entitled. After payment in full of the liquidation preference to which holders of New Preferred Stock are entitled, such holders will not be entitled to any further participation in any distribution of assets of the Company. However, neither the sale, conveyance, exchange or transfer (for cash, shares of stock, securities or other consideration) of all or substantially all of the property or assets of the Company nor the consolidation or merger of the Company with one or more corporations will itself be deemed to be a voluntary or involuntary liquidation, dissolution or winding up of the Company.

  The Certificate of Designation will not contain any provision requiring funds to be set aside to protect the liquidation preference of the New Preferred Stock, although such liquidation preference will be substantially in excess of the par value of such shares of the New Preferred Stock. In addition, the Company is not aware of any provision of Delaware law or any controlling decision of the courts of the State of Delaware that requires a restriction upon the surplus of the Company solely because the liquidation preference of the New Preferred Stock will exceed the par value. Consequently, there will be no restriction upon the surplus of the Company solely because the liquidation preference of the New Preferred Stock will exceed the par value thereof and there will be no remedies available to holders of the New Preferred Stock before or after the payment of any dividend, other than in connection with the liquidation of the Company, solely by reason of the fact that such dividend would reduce the surplus of the Company to an amount less than the difference between the liquidation preference of the New Preferred Stock and its par value.

CHANGE OF CONTROL

  The Certificate of Designation will provide that, upon the occurrence of a Change of Control, each holder of New Preferred Stock will have the right to require the Company to repurchase such holder's shares of New Preferred Stock pursuant to the offer described below (the "Change of Control Offer"), at a purchase price in cash (the "Change of Control Offer Price") equal to 101% of the then effective liquidation preference of the New Preferred Stock plus, without duplication, accrued and unpaid dividends (including an amount equal to a prorated dividend from the last Dividend Payment Date immediately prior to the Change of Control Payment Date (as defined herein)).

  The Certificate of Designation will provide that not later than 90 days following the date upon which the Change of Control occurred, the Company must send, by first class mail, a notice to holders of New Preferred Stock at their last registered address, with a copy to the Registrar, which notice shall govern the terms of the Change of Control Offer. Notice of an event giving rise to a Change of Control shall be given on the same date and in the same manner to all holders of New Preferred Stock. Such notice shall state, among other things, the purchase date, which must be no earlier than 30 days nor later than 60 days from the date such notice is mailed, other than as may be required by law (the "Change of Control Payment Date"). Each Change of Control Offer is required to remain open for at least 20 business days or such longer period as may be required by law.

  Notwithstanding the foregoing, prior to the mailing of the notice of a Change of Control Offer referred to above, the Company shall (i) within 60 days following a Change of Control, either (a) repay in full all Indebtedness, and terminate all commitments, under the Credit Agreement to the extent required upon a change of control pursuant to the terms thereof (or offer to repay in full all such Indebtedness and terminate all such commitments and repay all such Indebtedness owed to each lender which has accepted such offer and terminate all such commitments of each such lender), or (b) obtain the requisite consents under the Credit Agreement to permit the repurchase of the New Preferred Stock as provided above and (ii) within 90 days following a Change of Control, purchase all Senior Notes and Senior Subordinated Notes (or permitted refinancings thereof) which it is required to purchase by reason of such change of control pursuant to the provisions of the applicable Note Indenture. The Company shall first comply with the covenant described in the immediately preceding sentence before it shall be required to repurchase New Preferred Stock pursuant to the provisions described above.

  Notwithstanding the foregoing, the Company shall not be required to make a Change of Control Offer, as provided above, if, in connection with any Change of Control, it has made an offer to purchase (an "Alternate Offer") any and all shares of New Preferred Stock validly tendered at a cash price equal to or higher than the Change of Control Offer Price and has purchased all shares of New Preferred Stock properly tendered in accordance with the terms of such Alternate Offer.

  None of the provisions in the Certificate of Designation relating to a purchase upon a Change of Control are waivable by the Board of Directors of the Company. The Company could in the future enter into certain transactions, including certain recapitalizations of the Company, that would not constitute a Change of Control under the New Preferred Stock, but would increase the amount of Indebtedness outstanding at such time. If a Change of Control were to occur, there can be no assurance that the Company would have sufficient funds to pay the purchase price for the New Preferred Stock that the Company is required to purchase. Moreover, as of December 30, 1995, after giving effect to the Transactions and the California Disposition, the Company would not have sufficient funds available to purchase all of the outstanding shares of New Preferred Stock pursuant to a Change of Control Offer. In the event that the Company is required to purchase outstanding shares of New Preferred Stock pursuant to a Change of Control Offer, the Company expects that it would need to seek third-party financing to the extent it does not have available funds to meet its purchase obligations. However, there can be no assurance that the Company would be able to obtain such financing. In addition, the Company will be prohibited under the Credit Agreement and the Notes Indentures, and may be prohibited by other agreements, from purchasing the New Preferred Stock pursuant to a Change of Control Offer. See "Description of New Credit Facility" and "Description of Other Indebtedness."

  The Company must comply with Rules 13e-4 and 14e-4 and 14e-1 under the Exchange Act and other provisions of state and federal securities laws and regulations thereunder to the extent applicable in connection with a Change of Control Offer or an Alternative Offer.

VOTING RIGHTS

  Holders of the New Preferred Stock will have no general voting rights, except as otherwise required under Delaware law or as set forth in the Certificate of Designation. The Certificate of Designation will provide that if (a) dividends on the New Preferred Stock are in arrears and unpaid (or if after May 15, 2001, such dividends are not paid in cash) for six quarterly periods (whether or not consecutive), (b) the Company fails to effect a redemption of the New Preferred Stock when required by, and in accordance with, the provisions described under "Redemption of New Preferred Stock--Mandatory" or (c) the Company fails to make an offer to purchase all of the outstanding shares of New Preferred Stock following a Change of Control, if such offer to purchase is required by the provisions set forth above under "--Change of Control" or fails to purchase all of the shares of New Preferred Stock validly tendered pursuant thereto (each such event described in clauses (a) through (c) above being referred to herein as a "Voting Rights Triggering Event"), then the number of directors constituting the Board of Directors of the Company will be increased by two and the holders of the majority of the then outstanding shares of New Preferred Stock, voting separately as a class, will be entitled to elect the two additional directors. Such voting rights will continue until such time as, in the case of a default under clause (a), all accumulated dividends on the New Preferred Stock are paid in full and, in all other cases, any failure, breach or default referred to in clause (b) or (c) is remedied, at which time the term of any directors elected pursuant to the provisions of this paragraph shall immediately terminate. Any vacancy occurring in the office of a director elected by holders of the New Preferred Stock may be filled by the remaining director elected by such holders unless and until such vacancy shall be filled by such holders. Regardless of the number of Voting Rights Triggering Events, in no event shall the holders of New Preferred Stock have the right to elect and have serve more than two members of the Board of Directors of the Company at any one time. The voting rights provided above shall be the holders' exclusive remedy at law or in equity with respect to the matters described above.

  In any case in which the holders of New Preferred Stock shall be entitled to vote as described herein or pursuant to Delaware law, each holder of shares of New Preferred Stock shall be entitled to one vote for each share of New Preferred Stock held.

  The Certificate of Designation will also provide that, except as stated above under "--Ranking," the Company shall not, without the affirmative vote or consent of holders of a majority of the shares of New Preferred Stock then outstanding, voting or consenting, as the case may be, separately as one class, (i) create, authorize or issue any class of Senior Securities or Parity Securities or (ii) amend the Certificate of Designation so as to affect adversely the specified rights, preferences, privileges or voting rights of holders of New Preferred Stock or authorize the issuance of any additional shares of New Preferred Stock (other than in payment of dividends on the New Preferred Stock); provided, however, that the Company may, without the approval of any holders of New Preferred Stock, issue or have outstanding shares of Parity Securities issued from time to time in exchange for, or all of the proceeds of which are used to redeem or repurchase, any or all of the shares of the Series I Preferred Stock or New Preferred Stock. The holders of a majority of the outstanding shares of New Preferred Stock, voting or consenting, as the case may be, separately as one class, may waive compliance with any provision of the Certificate of Designation.

  The Certificate of Designation will also provide that, except as set forth in the preceding paragraph, neither (a) the creation, authorization or issuance of any shares of Junior Securities, Parity Securities or Senior Securities, including the designation of a series thereof within the existing class of New Preferred Stock nor (b) the increase or decrease in the amount of authorized capital stock of any class, including any preferred stock, shall require the consent of any holders of New Preferred Stock or shall be deemed to affect adversely the rights, preferences, privileges or voting rights of shares of New Preferred Stock.

  Under Delaware law, the holders of New Preferred Stock are entitled to vote separately as a class upon a proposed amendment to the Certificate of Designation, whether or not entitled to vote thereon by the Certificate of Incorporation, if the amendment would increase or decrease the aggregate number of authorized shares of such class, increase or decrease the par value of the shares of such class, or alter or change the powers, preferences or special rights of the shares of the New Preferred Stock so as to affect them adversely.

REPORTS TO HOLDERS

  The Certificate of Designation will further provide that, so long as any shares of New Preferred Stock are outstanding, the Company shall file with the Commission, to the extent permitted, the annual reports, quarterly reports and the information, documents and other reports specified in Sections 13 and 15(d) of the Exchange Act, whether or not the Company is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, at the time it is or would be required to file the same with the Commission, and within 15 days after the Company is or would be required to file such reports, information or documents with the Commission, shall mail such reports, information and documents to the holders of the New Preferred Stock at their registered addresses.

                            THE EXCHANGE DEBENTURES

GENERAL

  The Exchange Debentures will, if and when issued, be issued under an indenture (the "Exchange Indenture"), to be dated as of the date of first issuance (the "Exchange Date") of the Exchange Debentures, between the Company
and     , as trustee (the "Exchange Debenture Trustee"). The following summary of certain provisions of the Exchange Indenture does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the Trust Indenture Act of 1939 (the "Trust Indenture Act") as in effect on the date of the Exchange Indenture, and to all of the provisions of the Exchange Debentures and the Exchange Indenture, including the definitions of certain terms therein and those terms made a part of the Exchange Indenture by reference to the Trust Indenture Act. The definitions of certain terms used in the following summary are set forth below under "--Certain Definitions." A copy of the form of the Exchange Indenture has been filed as an exhibit to the Registration Statement of which this Prospectus is a part.

  The Exchange Debentures will be issued in fully registered form only, without coupons, initially in denominations of $1,000 and integral multiples thereof (except as described under "--Description of New Preferred Stock-- Exchange"). The Exchange Debentures will represent general unsecured obligations of the Company and will rank junior in right of payment to all Senior Indebtedness.

  Each Exchange Debenture will mature on May 15, 2008 and will bear interest from the Exchange Date at a rate per annum of %, payable semi-annually on May 15 and November 15 of each year, commencing with the first such date to occur after the Exchange Date.

  Interest on the Exchange Debentures will accrue from the most recent date to which interest has been paid or, if no interest has been paid, from the original date of issuance. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months. The Exchange Debentures will be payable as to principal, premium, and interest at the office or agency of the Company maintained for such purpose within or without the City of New York, or, at the option of the Company, payment of interest may be made by check mailed to the registered holders of the Exchange Debentures (the "Holders") at their respective addresses set forth in the register of Holders. Until otherwise designated by the Company, the Company's office or agency in New York will be the office of the Trustee maintained for such purpose. Interest on the Exchange Debentures accruing on or prior to May 15, 2001 may, at the option of the Company, be paid in cash or by issuing additional Exchange Debentures (the "Additional Debentures") valued at 100% of their principal amount. Interest on the Exchange Debentures accruing after May 15, 2001 must be paid in cash. See "Certain Federal Income Tax Considerations." The Company does not expect to pay interest on the Exchange Debentures in cash on or prior to May 15, 2001.

OPTIONAL REDEMPTION

  The Exchange Debentures will be redeemable, at the option of the Company, in whole at any time or in part from time to time, on and after May 15, 2001, at the following redemption prices (expressed as percentages of the principal amount) if redeemed during the twelve-month period commencing on May 15 of the year set forth below, plus, in each case, accrued and unpaid interest, if any, to the date of redemption:

                                                        REDEMPTION
         YEAR                                             PRICE
         ----                                           ----------
         2001..........................................        %
         2002..........................................        %
         2003..........................................        %
         2004 and thereafter...........................   100.0%

  In addition, on or prior to May 15, 1999, the Company may, at its option, use the Net Cash Proceeds of one or more Public Equity Offerings to redeem up to an aggregate of 35% of the principal amount of the Exchange Debentures originally issued, at the following redemption prices (expressed as percentages of the principal amount) if redeemed during the 12-month period commencing on May 15 of the year set forth below plus, in each case, accrued and unpaid interest, if any, to the date of redemption (provided that the redemption notice shall have been sent not later than 60 days after the consummation of such Public Equity Offering):

                                                        REDEMPTION
         YEAR                                             PRICE
         ----                                           ----------
         1996..........................................      %
         1997..........................................      %
         1998..........................................      %

NOTICES AND SELECTION

  In the event of a redemption of less than all of the Exchange Debentures, such Exchange Debentures will be selected for redemption by the Exchange Debenture Trustee pro rata, by lot or by any other method that the Exchange Debenture Trustee considers fair and appropriate and, if the Exchange Debentures are listed on any securities exchange, by a method that complies with the requirements of such exchange; provided, however, that any redemption of the Exchange Debentures pursuant to the provisions relating to a Public Equity Offering shall be made on a pro rata basis unless such method is otherwise prohibited. Notice of redemption will be mailed at least 30 days but not more than 60 days before the date of redemption to each Holder to be redeemed at such Holder's registered address. On and after the date of redemption, interest will cease to accrue on Exchange Debentures or portions thereof called for redemption (unless the Company shall default in the payment of the redemption price or accrued interest). Exchange Debentures that are redeemed by the Company or that are purchased by the Company pursuant to a Change of Control Offer as described under "--Change of Control" below or that are otherwise acquired by the Company will be surrendered to the Exchange Trustee for cancellation.

SUBORDINATION

  The payment of the Obligations on the Exchange Debentures will be subordinated in right of payment, as set forth in the Exchange Indenture, to the prior payment in full in cash or Cash Equivalents of all Senior Indebtedness, whether outstanding on the Exchange Date or thereafter Incurred, including, with respect to Designated Senior Indebtedness, any interest accruing subsequent to a bankruptcy or other similar proceeding whether or not such interest is an allowed claim enforceable against the Company in a bankruptcy case under Title 11 of the United States Code.

  Upon any distribution of assets of the Company of any kind or character, whether in cash, property or securities upon any dissolution, winding up, total or partial liquidation or reorganization of the Company

(including, without limitation, in bankruptcy, insolvency, or receivership proceedings or upon any assignment for the benefit of creditors or any other marshalling of the Company's assets and liabilities), the holders of Senior Indebtedness shall first be entitled to receive payment in full in cash or Cash Equivalents of all amounts payable under Senior Indebtedness (including, with respect to Designated Senior Indebtedness, any interest accruing after the commencement of any such proceeding at the rate specified in the applicable Designated Senior Indebtedness whether or not such interest is an allowed claim enforceable against the Company in any such proceeding) before the Holders will be entitled to receive any payment with respect to the Exchange Debentures (excluding Permitted Subordinated Reorganization Securities), and until all Obligations with respect to Senior Indebtedness are paid in full in cash or Cash Equivalents, any distribution to which the Holders would be entitled (excluding Permitted Subordinated Reorganization Securities) shall be made to the holders of Senior Indebtedness.

  No direct or indirect payment (other than payments by a trust previously established pursuant to the provisions described under "--Defeasance of Indenture" below) by or on behalf of the Company of Obligations on the Exchange Debentures whether pursuant to the terms of the Exchange Debentures or upon acceleration or otherwise shall be made if, at the time of such payment, there exists a default in the payment of all or any portion of principal of, premium, if any, or interest on (i) any Designated Senior Indebtedness or (ii) any other Senior Indebtedness which, at the time of determination, is equal to or greater than $50 million in aggregate principal amount ("Significant Senior Indebtedness") (and the Exchange Debenture Trustee has received written notice thereof), and such default shall not have been cured or waived by or on behalf of the holders of such Designated Senior Indebtedness or Significant Senior Indebtedness, as the case may be, or shall have ceased to exist, until such default shall have been cured or waived or shall have ceased to exist or such Designated Senior Indebtedness or Significant Senior Indebtedness, as the case may be, shall have been discharged or paid in full in cash or Cash Equivalents, after which the Company shall resume making any and all required payments in respect of the Exchange Debentures, including any missed payments.

  In addition, during the continuance of any other event of default with respect to any Designated Senior Indebtedness pursuant to which the maturity thereof may be accelerated, upon the earliest to occur of (a) receipt by the Exchange Debenture Trustee of written notice from the holders of a majority of the outstanding principal amount of the Designated Senior Indebtedness or their representative, or (b) if such event of default results from the acceleration of the Exchange Debentures, the date of such acceleration, no such payment (other than payments by a trust previously established pursuant to the provisions described under "--Defeasance of Indenture" below) may be made by the Company upon or in respect of the Exchange Debentures for a period ("Payment Blockage Period") commencing on the earlier of the date of receipt of such notice or the date of such acceleration and ending 179 days thereafter (unless (x) such Payment Blockage Period shall be terminated by written notice to the Exchange Debenture Trustee from the holders of a majority of the outstanding principal amount of such Designated Senior Indebtedness or their representative who delivered such notice or (y) such default is cured or waived, or ceases to exist or such Designated Senior Indebtedness is discharged or paid in full in cash or Cash Equivalents), after which the Company shall resume making any and all required payments in respect of the Exchange Debentures, including any missed payments. Notwithstanding anything herein to the contrary, in no event will a Payment Blockage Period extend beyond 179 days from the date on which such Payment Blockage Period was commenced. Not more than one Payment Blockage Period may be commenced with respect to the Exchange Debentures during any period of 365 consecutive days. No event of default which existed or was continuing on the date of the commencement of any Payment Blockage Period with respect to the Designated Senior Indebtedness initiating such Payment Blockage Period shall be, or be made, the basis for the commencement of a second Payment Blockage Period by the holders of such Designated Senior Indebtedness or their representative whether or not within a period of 365 consecutive days unless such event of default shall have been cured or waived for a period of not less than 90 consecutive days.

  If the Company fails to make any payment on the Exchange Debentures when due or within any applicable grace period, whether or not on account of the payment blockage provisions referred to above, such failure would constitute an Event of Default under the Exchange Indenture and would enable the Holders to accelerate the maturity thereof. See "--Events of Default."

  By reason of such subordination, in the event of the insolvency of the Company, the Holders may recover less, ratably, than holders of Senior Indebtedness. See "Risk Factors--Ranking of the New Preferred Stock and the Exchange Debentures."

  At December 30, 1995, on a pro forma basis after giving effect to the Transactions and the California Disposition, the Company would have had approximately $1,313.2 million aggregate amount of Senior Indebtedness outstanding, which amount excludes any borrowings or amounts available to be borrowed under the New Revolving Facility.

  In addition, the Exchange Debentures will be effectively subordinated to all existing and future liabilities, including Indebtedness, of the Subsidiaries. At December 30, 1995, after giving pro forma effect to the Transactions and the California Disposition, the Subsidiaries would have had Indebtedness and other liabilities reflected on the Company's consolidated balance sheet (other than guarantees of Senior Indebtedness), including trade payables and accrued expenses, of approximately $148.4 million.

CERTAIN COVENANTS

  Except as otherwise specified below, the Exchange Indenture will contain, among other things, the following covenants:

  Limitation on Stock Payments. The Exchange Indenture will provide that the Company shall not, and shall not permit any Subsidiary to, directly or indirectly, make any Stock Payment if, at the time of such proposed Stock Payment, or after giving effect thereto, (a) a Default or an Event of Default shall have occurred and be continuing or (b) the aggregate amount expended for all Stock Payments, including such proposed Stock Payment (the amount of any Stock Payment, if other than cash, to be the fair market value thereof at the date of payment as determined in good faith by the Board of Directors of the Company as evidenced by a Board Resolution), subsequent to the Issue Date, shall exceed the sum of (i) 50% of the aggregate Consolidated Net Income (or if such aggregate Consolidated Net Income is a loss, minus 100% of such loss) earned during the period beginning on the Issue Date and ending on the date of the proposed Stock Payment (the "Reference Date") plus (ii) 100% of the aggregate Net Proceeds received by the Company from any Person (other than a Subsidiary) from the issuance and sale (including upon exchange or conversion for other securities of the Company) subsequent to the Issue Date and on or prior to the Reference Date of Qualified Capital Stock (excluding (A) Qualified Capital Stock paid as a dividend on any Capital Stock or as interest on any Indebtedness and (B) any Net Proceeds from issuances and sales financed directly or indirectly using funds borrowed from the Company or any Subsidiary, until and to the extent such borrowing is repaid).

  The Exchange Indenture will provide that the provisions set forth in the immediately preceding paragraph will not prevent (1) the payment of any dividend within 60 days after the date of its declaration if the dividend would have been permitted on the date of declaration, (2) the acquisition of any shares of Capital Stock of the Company in exchange for or solely out of the Net Cash Proceeds of the substantially concurrent sale (other than to a Subsidiary) of shares of Qualified Capital Stock of the Company, provided that no proceeds of such sale of Qualified Capital Stock shall be included in clause (ii) of the preceding paragraph, and (3) Permitted Payments; provided, however, that, at the time of, and after giving effect to, any Stock Payment made under clause (3), no Default or Event of Default shall have occurred and be continuing; provided, further, however, that the declaration of each dividend paid in accordance with clause (1) above and each payment under clause (ii) or (iv) of the definition of "Permitted Payments" shall each be counted for purposes of computing amounts expended pursuant to subclause (b) in the immediately preceding paragraph, and no amounts expended pursuant to clause (2) above or clause (i), (iii), (v) or (vi) of the definition of "Permitted Payments" shall be so counted.

  Change of Control. The Exchange Indenture will provide that, upon the occurrence of a Change of Control, each Holder will have the right to require the repurchase of such Holder's Exchange Debentures pursuant to the offer described below (the "Exchange Debenture Change of Control Offer"), at a purchase price equal to 101% of the principal amount thereof plus accrued and unpaid interest to the date of repurchase (the "Exchange Debenture Change of Control Offer Price").

  The Exchange Indenture will provide that no later than 90 days following the date upon which the Change of Control occurred, the Company must send, by first class mail, a notice to each Holder, with a copy to the Exchange Debenture Trustee, which notice shall govern the terms of the Exchange Debenture Change of Control Offer. The Exchange Indenture shall require that notice of an event giving rise to a Change of Control shall be given on the same date and in the same manner to all Holders. Such notice shall state, among other things, the purchase date, which must be no earlier than 30 days nor later than 60 days from the date such notice is mailed, other than as may be required by law (the "Exchange Debenture Change of Control Payment Date"). Holders electing to have Exchange Debentures purchased pursuant to an Exchange Debenture Change of Control Offer will be required to surrender the Exchange Debentures, with the form entitled "Option of Holder to Elect Purchase" on the reverse of the Exchange Debentures completed, to the paying agent for the Exchange Debentures at the address specified in the notice prior to the close of business on the Business Day prior to the Exchange Debenture Change of Control Payment Date. Each Exchange Debenture Change of Control Offer is required to remain open for at least 20 Business Days or such longer period as may be required by law.

  The Exchange Indenture will further provide that, notwithstanding the foregoing, prior to the mailing of the notice of an Exchange Debenture Change of Control Offer referred to above, within 60 days following a Change of Control, the Company shall either (a) repay in full all Indebtedness, and terminate all commitments, under the Credit Agreement to the extent required upon a change of control pursuant to the terms thereof (or offer to repay in full all such Indebtedness and terminate all such commitments and repay all such Indebtedness owed to each lender which has accepted such offer and terminate all such commitments of each such lender), or (b) obtain the requisite consents under the Credit Agreement to permit the repurchase of the Exchange Debentures as provided above. The Company shall first comply with the covenant described in the immediately preceding sentence before it shall be required to repurchase Exchange Debentures pursuant to the provisions described above. The Company's failure to comply with the covenants described in this paragraph shall constitute an Event of Default under the Exchange Indenture.

  Notwithstanding the foregoing, the Company shall not be required to make an Exchange Debenture Change of Control Offer, as provided above, if, in connection with any Change of Control, it has made an offer to purchase (an "Exchange Debenture Alternate Offer") any and all Exchange Debentures validly tendered at a cash price equal to or higher than the Exchange Debenture Change of Control Offer Price and has purchased all Exchange Debentures properly tendered in accordance with the terms of such Exchange Debenture Alternate Offer.

  The Company must comply with Rule 14e-1 under the Exchange Act and other provisions of state and federal securities laws to the extent applicable in connection with an Exchange Debenture Change of Control Offer or an Exchange Debenture Alternate Offer.

  Limitation on Mergers and Certain Other Transactions. The Exchange Indenture will provide that the Company, in a single transaction or through a series of related transactions, shall not (i) consolidate with or merge with or into any other Person, or transfer (by lease, assignment, sale or otherwise) all or substantially all of its properties and assets as an entirety or substantially as an entirety to another Person or group of affiliated Persons or (ii) adopt a Plan of Liquidation, unless, in either case, (1) either the Company shall be the continuing Person, or the Person (if other than the Company) formed by such consolidation or into which the Company is merged or to which all or substantially all of the properties and assets of the Company as an entirety or substantially as an entirety are transferred (or, in the case of a Plan of Liquidation, any Person to which assets are transferred) (the Company or such other Person being hereinafter referred to as the "Surviving Person") shall be a corporation organized and validly existing under the laws of the United States, any state thereof or the District of Columbia, and shall expressly assume, by supplemental indenture, all the obligations of the Company under the Exchange Indenture and the Exchange Debentures; (2) immediately after and giving effect to such transaction and the assumption contemplated by clause
(1) above and the Incurrence or anticipated Incurrence of any Indebtedness to be Incurred in connection therewith, the Surviving Person shall have a Consolidated Net Worth equal to or greater than the Consolidated Net Worth of the Company immediately preceding the transaction; and (3) immediately before and immediately after giving effect to such transaction and the assumption of the obligations as set forth in clause
(1) above, no Default or Event of Default shall have occurred and be continuing.

  The Exchange Indenture will provide that upon any consolidation or merger or any transfer of all or substantially all of the assets of the Company or any adoption of a Plan of Liquidation by the Company in accordance with the foregoing, the surviving Person formed by such consolidation or into which the Company is merged or to which such transfer is made (or, in the case of a Plan of Liquidation, to which assets are transferred) shall succeed to, and be substituted for, and may exercise every right and power of, the Company under such Indenture with the same effect as if such surviving Person had been named as the Company therein.

  For purposes of the foregoing, the transfer (by lease, assignment, sale or otherwise) of all or substantially all of the properties and assets of one or more Subsidiaries, the Capital Stock of which constitutes all or substantially all of the properties and assets of the Company shall be deemed to be the transfer of all or substantially all of the properties and assets of the Company; provided, however, that solely for purposes of computing amounts described in subclause (b) of the first paragraph of the covenant described under "--Limitation on Stock Payments" above, any such surviving Person shall only be deemed to have succeeded to and be substituted for the Company with respect to periods subsequent to the effective time of such merger, consolidation or transfer of assets.

EVENTS OF DEFAULT

  The following events will constitute "Events of Default" under the Exchange
Indenture: (i) failure to make any interest payment on the Exchange Debentures when due and the continuance of such default for a period of 30 days, whether or not prohibited by the provisions described under "--Subordination"; (ii) failure to pay principal of, or premium, if any, on the Exchange Debentures when due, whether at maturity, upon acceleration, redemption, required repurchase or otherwise, whether or not prohibited by the provisions described under "--Subordination"; (iii) failure to comply with any other agreement contained in the Exchange Debentures or the Exchange Indenture, if such failure continues unremedied for 30 days after written notice given by the Exchange Debenture Trustee or the Holders of at least 25% in principal amount of the Exchange Debentures then outstanding (except in the case of a default with respect to the covenants described under "--Certain Covenants", which shall constitute Events of Default with notice but without passage of time);
(iv) a default under any Indebtedness of the Company or the Subsidiaries, whether such Indebtedness now exists or shall hereinafter be created, if both
(A) such default either (1) results from the failure to pay any such Indebtedness at its stated final maturity or (2) relates to an obligation other than the obligation to pay such Indebtedness at its stated final maturity and results in the holder or holders of such Indebtedness causing such Indebtedness to become due prior to its stated maturity and (B) the principal amount of such Indebtedness, together with the principal amount of any other such Indebtedness in default for failure to pay principal at stated final maturity or the maturity of which has been so accelerated, aggregates $20 million or more at any one time outstanding; (v) any final judgment or order for payment of money in excess of $20 million shall be entered against the Company or any Significant Subsidiary and shall not be discharged for a period of 60 days after such judgment becomes final and nonappealable; (vi) either the Company or any Significant Subsidiary pursuant to or within the meaning of any Bankruptcy Law: (a) commences a voluntary case or proceeding;
(b) consents to the entry of an order for relief against it in an involuntary case or proceeding; (c) consents to the appointment of a Custodian of it or for all or substantially all of its property; or (d) makes a general assignment for the benefit of its creditors; (vii) a court of competent jurisdiction enters an order or decree under any Bankruptcy Law that: (a) is for relief against the Company or any Significant Subsidiary, in an involuntary case or proceeding; (b) appoints a Custodian of the Company or any Significant Subsidiary, or for all or any substantial part of their respective properties; or (c) orders the liquidation of the Company or any Significant Subsidiary, and in each case the order or decree remains unstayed and in effect for 60 days; or (viii) the lenders under the Credit Agreement shall commence judicial proceedings to foreclose upon any material portion of the assets of the Company and the Subsidiaries.

  In the event of a declaration of acceleration because an Event of Default set forth in clause (iv) above has occurred and is continuing, such declaration of acceleration shall be automatically rescinded and annulled if either (i) the holders of the Indebtedness which is the subject of such Event of Default have waived such failure to pay at maturity or have rescinded the acceleration in respect of such Indebtedness within 90 days of such maturity or declaration of acceleration, as the case may be, and no other Event of Default has occurred during such 90-day period which has not been cured or waived, or (ii) such Indebtedness shall have been discharged or the maturity thereof shall have been extended such that it is not then due and payable, or the underlying default has been cured (and any acceleration based thereon of such other Indebtedness has been rescinded), within 90 days of such maturity or declaration of acceleration, as the case may be.

  If an Event of Default (other than an Event of Default under clause (vi) or (vii) above with respect to the Company or a Significant Subsidiary) occurs and is continuing under the Exchange Indenture, the Exchange Debenture Trustee or the Holders of at least 25% in principal amount of the then outstanding Exchange Debentures may declare due and payable all unpaid principal and interest accrued and unpaid on the then outstanding Exchange Debentures by notice in writing to the Company, the administrative agent under the Credit Agreement and the Exchange Debenture Trustee specifying the respective Event of Default and that it is a "notice of acceleration" (the "Acceleration Notice"), and the same (i) shall become immediately due and payable or (ii) if there is any Indebtedness outstanding under the Credit Agreement, shall become due and payable upon the first to occur of an acceleration under the Credit Agreement, or five business days after receipt by the Company and the administrative agent under the Credit Agreement of such Acceleration Notice. If an Event of Default under clause (vi) or (vii) above with respect to the Company or a Significant Subsidiary shall occur, all unpaid principal of and accrued interest on all of the then outstanding Exchange Debentures shall be immediately due and payable without any declaration or other act on the part of the Exchange Debenture Trustee or any of the Holders. After a declaration of acceleration under the Exchange Indenture, subject to certain conditions, the Holders of a majority in principal amount of the then outstanding Exchange Debentures, by notice to the Exchange Debenture Trustee, may rescind such declaration if all existing Events of Default are remedied. In certain cases the Holders of a majority in principal amount of outstanding Exchange Debentures may waive a past default and its consequences, except a default in the payment of or interest on any of the Exchange Debentures.

  The Exchange Indenture will provide that if a Default or Event of Default occurs and is continuing thereunder and if it is known to the Exchange Debenture Trustee, the Exchange Debenture Trustee shall mail to each Holder notice of the Default or Event of Default within 90 days after such Default or Event of Default occurs; provided, however, that, except in the case of a Default or Event of Default in the payment of the principal of or interest on any of the Exchange Debentures, including the failure to make payment on an Exchange Debenture Change of Control Payment Date pursuant to an Exchange Debenture Change of Control Offer, the Exchange Debenture Trustee may withhold such notice if it in good faith determines that withholding such notice is in the interest of the Holders.

  The Exchange Indenture will provide that no Holder may pursue any remedy unless the Exchange Debenture Trustee (i) shall have failed to act for a period of 60 days after receiving written notice of a continuing Event of Default by such Holder and a request to act by Holders of at least 25% in principal amount of the Exchange Debentures and (ii) has received indemnification satisfactory to it; provided, however, that such provision does not affect the right of any Holder to sue for enforcement of any overdue payment of interest or principal on the Exchange Debentures.

  The Exchange Indenture will provide that two officers of the Company are required to certify to the Exchange Debenture Trustee within 120 days after the end of each fiscal year of the Company whether or not they know of any Default that occurred during such fiscal year and, if applicable, describe such Default and the status thereof.

DEFEASANCE OF INDENTURE

  The Company may, at its option and at any time, elect to have the obligations of the Company discharged with respect to the outstanding Exchange Debentures ("Legal Defeasance"). Legal Defeasance means that the Company shall be deemed to have paid and discharged the entire Indebtedness represented by the Exchange Debentures except for (i) the rights of Holders to receive payments in respect of the principal of, premium, if any, and interest on the Exchange Debentures when such payments are due solely from the funds held by the Exchange Debenture Trustee in the trust referred to below; (ii) the Company's obligations to issue temporary Exchange Debentures, register the transfer or exchange of Exchange Debentures, replace mutilated, destroyed, lost or stolen Exchange Debentures and maintain an office or agency for payments in respect of Exchange Debentures and money for security payments held in trust in respect of Exchange Debentures; (iii) the rights, powers, trusts, duties and immunities of the Exchange Debenture Trustee and the Company's obligations in connection therewith; and (iv) the Legal Defeasance provisions of the Exchange Indenture. In addition, the Company may, at its option and at any time elect to have the obligations of the Company released with respect to the covenants described above under "--Certain Covenants" ("Covenant Defeasance"), and thereafter any omission to comply with such obligations shall not constitute a Default or Event of Default with respect to the Exchange Debentures.

  In order to exercise either Legal Defeasance or Covenant Defeasance, (i) the Company must have irrevocably deposited with the Exchange Debenture Trustee, in trust, for the benefit of the Holders, cash in U.S. dollars, U.S. Government Obligations (as defined in the Exchange Indenture), or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, premium, if any, and interest on the outstanding Exchange Debentures to redemption or maturity; provided that the Exchange Debenture Trustee shall have been irrevocably instructed to apply such money or the proceeds of such U.S. Government Obligations to said payments with respect to the Exchange Debentures on the maturity date or such redemption date, as the case may be; (ii) the Company shall have delivered to the Exchange Debenture Trustee one or more opinions of independent counsel to the effect that (A) the Holders will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance or Covenant Defeasance, as the case may be, and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance or Covenant Defeasance, as the case may be, had not occurred (which opinion, in the case of Legal Defeasance, shall be based upon a change in the applicable federal income tax law since the Issue Date or a ruling received from or published by the Internal Revenue Service), (B) after the 91st day following the deposit the trust funds will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors' rights generally and will not be subject to any rights of holders of Senior Indebtedness, and (C) the deposit will not cause the Exchange Debenture Trustee or the trust so created to be subject to the Investment Company Act of 1940; (iii) no Default or Event of Default shall have occurred and be continuing under the Exchange Indenture on the date of such deposit or insofar as clauses (vi) and (vii) under the first paragraph under "--Events of Default" above are concerned, at any time in the period ending on the 91st day after the date of deposit; (iv) such Legal Defeasance or Covenant Defeasance shall not cause the Exchange Debenture Trustee to have a conflicting interest with respect to the Exchange Debentures; (v) such Legal Defeasance or Covenant Defeasance shall not result in a breach or violation of, or constitute a default under, the Exchange Indenture or any other material agreement or instrument to which the Company is a party or by which it is bound (and in that connection, the Exchange Debenture Trustee shall have received a certificate from the administrative agent under the Credit Agreement to that effect with respect to such Credit Agreement if then in effect); (vi) the Company shall have delivered to the Exchange Debenture Trustee an officers' certificate stating that the deposit was not made by the Company with the intent of preferring the Holders over other creditors of the Company (or any Guarantor, if any) or with the intent of defeating, hindering, delaying or defrauding creditors of the Company or others; and (vii) the Company shall have delivered to the Exchange Debenture Trustee an officers' certificate and an opinion of counsel, each stating that all conditions precedent provided for relating to the Legal Defeasance or Covenant Defeasance, have been complied with.

SATISFACTION AND DISCHARGE

  The Exchange Indenture will be discharged and will cease to be of further effect as to all outstanding Exchange Debentures, when either (a) all Exchange Debentures theretofore authenticated and delivered (except lost, stolen or destroyed Exchange Debentures which have been replaced or paid and Exchange Debentures for whose payment money has theretofore been deposited in trust and thereafter repaid to the Company) have been delivered to the Exchange Debenture Trustee for cancellation; or (b)(i) all Exchange Debentures not theretofore delivered to such Exchange Debenture Trustee for cancellation have become due and payable by reason of the making of a notice of redemption or otherwise and the Company has irrevocably deposited or caused to be deposited with the Exchange Debenture Trustee as trust funds in trust for the purpose an amount of money sufficient to pay and discharge the entire indebtedness on such Exchange Debentures not theretofore delivered to the Exchange Debenture Trustee for cancellation for principal, premium, if any, and accrued interest to the date of maturity or redemption; (ii) no Default or Event of Default shall have occurred and be continuing on the date of such deposit or shall occur as a result of such deposit and such deposit will not result in a breach or violation of, or constitute a default under, any other instrument to which the Company is a party or by which it is bound; (iii) the Company has paid all sums payable by it under the Exchange Indenture; and (iv) the Company has delivered irrevocable instructions to the Exchange Debenture Trustee to apply the deposited money toward the payment of Exchange Debentures at maturity or the redemption date, as the case may be. In addition, the Company must deliver an officers' certificate and an opinion of counsel to the Exchange Debenture Trustee stating that all conditions precedent to satisfaction and discharge have been complied with.

MODIFICATION OF THE EXCHANGE INDENTURE

  The Exchange Indenture and the Exchange Debentures may be amended or supplemented (and compliance with any provision thereof may be waived) by the Company, the Exchange Debenture Trustee thereunder and the Holders of not less than a majority in aggregate principal amount of the Exchange Debentures then outstanding, except that (i) without the consent of each Holder of Exchange Debentures affected, no such amendment, supplement or waiver may (1) change the principal amount of the Exchange Debentures the Holders of which must consent to an amendment, supplement or waiver of any provision of the Exchange Indenture or the Exchange Debentures, (2) reduce the rate or extend the time for payment of interest on any Exchange Debentures, (3) reduce the principal amount of any Exchange Debentures, (4) change the Maturity Date of any Exchange Debentures or alter the redemption provisions in the Exchange Indenture or the Exchange Debentures in a manner adverse to any Holder, (5) make any changes in the provisions concerning waivers of Defaults or Events of Default by Holders or the rights of Holders to recover the principal of, interest on or redemption payment with respect to any Exchange Debentures, or
(6) make the principal of, or interest on, any Exchange Debentures payable with anything or in any manner other than as provided for in the Exchange Indenture and the Exchange Debentures and (ii) without the consent of Holders of not less than 66 2/3% in aggregate principal amount of Exchange Debentures then outstanding, no such amendment, supplement or waiver may change the Exchange Debenture Change of Control Payment Date or the purchase price in connection with any repurchase of Exchange Debentures pursuant to the covenant described under "--Covenants--Change of Control" above in a manner adverse to any Holder or waive a Default or Event of Default resulting from a failure to comply with the covenant described under "--Covenants--Change of Control" above.

  In addition, the Exchange Indenture and the Exchange Debentures may be amended by the Company and the Exchange Debenture Trustee (a) to cure any ambiguity, defect or inconsistency therein; provided that such amendment or supplement does not adversely affect the rights of any Holder or (b) to make any other change that does not adversely affect the rights of any Holder in any material respect.

THE EXCHANGE DEBENTURE TRUSTEE

  The Exchange Indenture will provide that the Holders of a majority in principal amount of the outstanding Exchange Debentures may remove the Exchange Debenture Trustee and appoint a successor trustee with the Company's consent, by so notifying the trustee to be so removed and the Company. In addition, the Holders of a majority in principal amount of the outstanding Exchange Debentures have the right, subject to certain limitations, to direct the time, method and place of conducting any proceeding for any remedy available to the Exchange Debenture Trustee or of exercising any trust or power conferred on the Exchange Debenture Trustee.

  The Exchange Indenture will provide that, in case a Default or an Event of Default has occurred and is continuing, the Exchange Debenture Trustee shall exercise such of the rights and powers vested in it by the Exchange Indenture, and use the same degree of care and skill in the exercise thereof, as a prudent Person would exercise or use under the circumstances in the conduct of such Person's own affairs. Subject to the latter provision, the Exchange Debenture Trustee is under no obligation to exercise any of its rights or powers under the Exchange Indenture at the request, order or direction of any of the Holders, unless they shall have offered to such Exchange Debenture Trustee reasonable security or indemnity against the costs, expenses and liabilities which may be incurred thereby. If the Company fails to pay such amounts of principal of, premium, if any, or interest on, the Exchange Debentures as shall have become due and payable upon demand as specified in the Exchange Indenture, the Exchange Debenture Trustee, at the request of the Holders of a majority in aggregate principal amount of the Exchange Debentures at the time outstanding, and upon being offered such reasonable indemnity as it may be required against the costs, expenses and liabilities incurred by it, except as a result of its negligence or bad faith, shall institute any actions or proceedings at law or in equity for the collection of the sums so due and unpaid, and collect in the manner provided by law the monies adjudged or decreed to be payable.

  The Exchange Indenture will contain limitations on the rights of the Exchange Debenture Trustee, should it become a creditor of the Company, to obtain payment of claims in certain cases or to be realized on certain property received by it in respect of any such claims, securities or otherwise. The Exchange Debenture Trustee is permitted to engage in other transactions; however, if a Exchange Debenture Trustee acquires any "conflicting interest," it must eliminate such conflict or resign.

CERTAIN DEFINITIONS

  "Affiliate" means, with respect to any Person, any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For the purposes of this definition, "control" when used with respect to any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms "affiliated," "controlling" and "controlled" have meanings correlative to the foregoing.

  "Bankruptcy Law" means Title 11, U.S. Code or any similar Federal, state or foreign law for the relief of debtors.

  "Board of Directors" means, with respect to any Person, the Board of Directors of such Person or of a subsidiary of such Person or any duly authorized committee of that Board.

  "Board Resolution" means, with respect to any Person, a duly adopted resolution of the Board of Directors of such Person.

  "Capital Stock" means, with respect to any Person, any and all shares, interests, participation or other equivalents (however designated) of corporate stock, including each class of common stock and preferred stock of such Person.

  "Capitalized Lease Obligation" means obligations under a lease that is required to be capitalized for financial reporting purposes in accordance with GAAP, and the amount of Indebtedness represented by such obligations shall be the capitalized amount of such obligations determined in accordance with GAAP.

  "Cash Equivalents" means (i) obligations issued or unconditionally guaranteed by the United States of America or any agency thereof, or obligations issued by any agency or instrumentality thereof and backed by the full faith and credit of the United States of America, (ii) commercial paper rated the highest grade by Moody's Investors Service, Inc. and Standard & Poor's Ratings Group and maturing not more than one year from the date of creation thereof, (iii) time deposits with, and certificates of deposit and banker's acceptances issued by, any bank having capital surplus and undivided profits aggregating at least $500 million and maturing not more than one year from the date of creation thereof, (iv) repurchase agreements that are secured by a perfected security interest in an obligation described in clause (i) and are with any bank described in clause (iii), (v) shares of any money market mutual fund that (a) has at least 95% of its assets invested continuously in the types of investments referred to in clauses (i) and (ii) above, (b) has net assets of not less than $500 million, and (c) has the highest rating obtainable from either Standard & Poor's Ratings Group or Moody's Investors Service, Inc. and (vi) readily marketable direct obligations issued by any state of the United States of America or any political subdivision thereof having one of the two highest rating categories obtainable from either Moody's Investors Service, Inc. or Standard & Poor's Ratings Group.

  "Change of Control" means the acquisition after the Issue Date, in one or more transactions, of beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act) by (i) any Person (other than any Permitted Holder) or
(ii) any group (within the meaning of Section 13(d)(3) of the Exchange Act) of Persons (excluding any Permitted Holders), in either case, of any securities of the Company such that, as a result of such acquisition, such Person or group beneficially owns (within the meaning of Rule 13d-3 under the Exchange
Act), directly or indirectly, voting securities representing 40% or more of the total voting power of the then outstanding voting securities entitled to vote on a regular basis for the Board of Directors of the Company (but only to the extent that such beneficial ownership is not shared with any Permitted Holder who has the power to direct the vote thereof); provided, however, that no such Change of Control shall be deemed to have occurred if (A) the Permitted Holders beneficially own, in the aggregate, at such time, voting securities representing a greater percentage of such voting power than such other Person or group or (B) at the time of such acquisition, the Permitted Holders (or any of them) possess the ability (by contract or otherwise) to elect, or cause the election, of a majority of the members of the Company's Board of Directors.

  "Commission" means the Securities and Exchange Commission.

  "Common Stock" means, with respect to any Person, any and all shares, interests or other participations in, and other equivalents (however designated and whether voting or nonvoting) of, such Person's common stock, whether outstanding at the Issue Date or issued after the Issue Date, and includes, without limitation, all series and classes of such common stock.

  "Consolidated Net Income" means for any period, the aggregate of the net income (or loss) of the Company and the Subsidiaries for such period on a consolidated basis, determined in accordance with GAAP (without giving effect to preferred stock dividend requirements with respect to the New Preferred Stock); provided that (a) the net income of any other Person in which the Company or any Subsidiary has an interest (which interest does not cause the net income of such other Person to be consolidated with the net income of the Company and the Subsidiaries in accordance with GAAP) shall be included only to the extent of the amount of dividends or distributions actually paid to the Company or such Subsidiary by such other Person in such period; (b) the net income of any Subsidiary that is subject to any Payment Restriction shall be excluded to the extent such Payment Restriction would actually prevent the payment of an amount that otherwise could have been paid to, or received by, the Company or a Subsidiary not subject to any Payment Restriction; and (c)(i) the net income (or loss) of any other Person acquired in a pooling of interests transaction for any period prior to the date of such acquisition,
(ii) all gains and losses realized on any sale of assets outside the ordinary course of business; (iii) all gains realized upon or in connection with or as a consequence of the issuance of the Capital Stock of the Company or any Subsidiary and any gains on pension reversions received by the Company or any Subsidiary, (iv) all gains and losses realized on the purchase or other acquisition by the Company or any Subsidiary of any securities of the Company or any Subsidiary, (v) all gains and losses resulting from the cumulative effect of any accounting change pursuant to the application of Accounting Principles Board Opinion No. 20, as amended, or Statement of Financial Accounting Standards No. 121, (vi) all other extraordinary gains and losses, (vii) (A) all non-cash charges, (B) all severance, deferred compensation and employee termination costs, (C) up to $20 million of compensation expenses resulting from the repurchase or amendment of certain management stock options, (D) all debt refinancing premiums and (E) any other reserves or charges (provided, however, that any net cash payments actually made (after tax) with respect to the liabilities for which such reserves or charges were created shall be deducted from Consolidated Net Income in the period when made), in each case under this clause (vii), recorded by the Company or any Subsidiary in connection with the Transactions and the California Disposition, including, without limitation, debt refinancing premiums and the integration of operations in the State of Arizona, (viii) losses incurred by the Company and the Subsidiaries resulting from earthquakes and (ix) with respect to the Company and the Subsidiaries, all deferred financing costs written off in connection with the early extinguishment of any Indebtedness, shall each be excluded.

  "Consolidated Net Worth" means, with respect to any Person, the total stockholders' equity (exclusive of any Disqualified Capital Stock) of such Person and its Subsidiaries determined on a consolidated basis in accordance with GAAP.

  "Continuing Directors" means, as of any date of determination, any member of the Board of Directors of Company who (i) was a member of such Board of Directors on the Issue Date or (ii) was nominated for election or elected to such Board of Directors either with the affirmative vote of 50% of the directors who were either members of such Board of Directors on the Issue Date or whose nomination or election was previously so approved or (iii) were elected to such Board of Directors by the holders of New Preferred Stock.

  "Credit Agreement" means the Credit Agreement, dated as of the Issue Date, by and among Smith's as borrower, its subsidiaries as guarantors, the Lenders referred to therein, Bankers Trust Company and The Chase Manhattan Bank, as arrangers, and Bankers Trust Company, as administrative agent, as the same may be amended, extended, renewed, restated, supplemented or otherwise modified (in each case, in whole or in part, and without limitation as to amount, terms, conditions, covenants and other provisions) from time to time, and any agreement governing Indebtedness Incurred to refund, replace or refinance any borrowings and commitments then outstanding or permitted to be outstanding under such Credit Agreement or any such prior agreement as the same may be amended, extended, renewed, restated, supplemented or otherwise modified (in each case, in whole or in part, and without limitation as to amount, terms, conditions, covenants and other provisions). The term "Credit Agreement" shall include all related or ancillary documents, including, without limitation, any guarantee agreements and security documents. The Company shall promptly notify the Exchange Debenture Trustee of any such refunding or refinancing of the Credit Agreement.

  "Custodian" means any receiver, trustee, assignee, liquidator, sequestrator or similar official under any Bankruptcy Law.

  "Default" means any event or condition that is, or after notice or passage of time or both would be, an Event of Default.

  "Designated Senior Indebtedness" means (i) in the event any Indebtedness is outstanding under the Credit Agreement, all Senior Indebtedness under the Credit Agreement and (ii) if no Indebtedness is outstanding under the Credit Agreement, any other issue of Senior Indebtedness which (a) at the time of the determination is equal to or greater than $50 million in aggregate principal amount and (b) is specifically designated in the instrument evidencing such Senior Indebtedness as "Designated Senior Indebtedness" by the Company. For purposes of this definition, the term "Credit Agreement" shall not include any agreement governing Indebtedness Incurred to refund, replace or refinance borrowings or commitments under the Credit Agreement other than any such agreements governing Indebtedness Incurred to refund, replace or refinance the entirety of the borrowings and commitments then outstanding or permitted to be outstanding thereunder.

  "Disqualified Capital Stock" means, with respect to any Person, any Capital Stock of such Person or its subsidiaries that, by its terms, by the terms of any agreement related thereto or by the terms of any security, into which it is convertible, puttable or exchangeable is, or upon the happening of any event or the passage of time would be, required to be redeemed or repurchased by such Person or its subsidiaries, including at the option of the holder thereof, in whole or in part, or has, or upon the happening of an event or passage of time would have, a redemption or similar payment due, on or prior to the Maturity Date or any other Capital Stock of such Person or its subsidiaries designated as Disqualified Capital Stock by such Person at the time of issuance; provided, however, that if such Capital Stock is either (i) redeemable or repurchasable solely at the option of such Person or (ii) issued to employees of the Company or the Subsidiaries or to any plan for the benefit of such employees, such Capital Stock shall not constitute Disqualified Capital Stock unless so designated; provided, further, however, that the New Preferred Stock shall not be deemed Disqualified Preferred Stock by reason of the change of control put contained therein.

  "Exchange Act" means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated by the Commission thereunder.

  "Foreign Exchange Agreement" means any foreign exchange contract, currency swap agreement or other similar agreement or arrangement designed to protect against fluctuations in currency values.

  "Incur" means, with respect to any Indebtedness or other obligation of any Person, to create, issue, incur (by conversion, exchange or otherwise), assume, guarantee or otherwise become liable in respect of such Indebtedness or other obligations or the recording, as required pursuant to GAAP or otherwise, of any such Indebtedness or other obligation on the balance sheet of such Person (and "Incurrence," "Incurred" and "Incurring" shall have meanings correlative to the foregoing).

  "Indebtedness" means with respect to any Person, without duplication, (i) all liabilities, contingent or otherwise, of such Person (a) for borrowed money (whether or not the recourse of the lender is to the whole of the assets of such Person or only to a portion thereof), (b) evidenced by bonds, notes, debentures, drafts accepted or similar instruments or letters of credit or representing the balance deferred and unpaid of the purchase price of any property (other than any such balance that represents an account payable or any other monetary obligation to a trade creditor (whether or not an Affiliate) Incurred by such Person in the ordinary course of business of such Person in connection with obtaining goods, materials or services and due within twelve months (or such longer period for payment as is customarily extended by such trade creditor) of the Incurrence thereof, which account is not overdue by more than 90 days, according to the original terms of sale, unless such account payable is being contested in good faith), or (c) for the payment of money relating to a Capitalized Lease Obligation; (ii) the maximum fixed repurchase price of all Disqualified Capital Stock of such Person; (iii) reimbursement obligations of such Person with respect to letters of credit;
(iv) obligations of such Person with respect to Interest Swap Obligations and Foreign Exchange Agreements; (v) all liabilities of others of the kind described in the preceding clause (i), (ii), (iii) or (iv) that such Person has guaranteed or that is otherwise its legal liability; and (vi) all obligations of others secured by a Lien to which any of the properties or assets (including, without limitation, leasehold interests and any other tangible or intangible property rights) of such Person are subject, whether or not the obligations secured thereby shall have been assumed by such Person or shall otherwise be such Person's legal liability (provided that if the obligations so secured have not been assumed by such Person or are not otherwise such Person's legal liability, such obligations shall be deemed to be in an amount equal to the fair market value of such properties or assets, as determined in good faith by the Board of Directors of such Person, which determination shall be evidenced by a Board Resolution). For purposes of the preceding sentence, the "maximum fixed repurchase price" of any Disqualified Capital Stock that does not have a fixed repurchase price shall be calculated in accordance with the terms of such Disqualified Capital Stock as if such Disqualified Capital Stock were purchased on any date on which Indebtedness shall be required to be determined pursuant to this Indenture, and if such price is based upon, or measured by, the fair market value of such Disqualified Capital Stock (or any equity security for which it may be exchanged or converted), such fair market value shall be determined in good faith by the Board of Directors of such Person, which determination shall be evidenced by a Board Resolution.

  "Interest Swap Obligation" means any obligation of any Person pursuant to any arrangement with any other Person whereby, directly or indirectly, such Person is entitled to receive from time to time periodic payments calculated by applying either a fixed or floating rate of interest on a stated notional amount in exchange for periodic payments made by such Person calculated by applying a fixed or floating rate of interest on the same notional amount; provided that the term "Interest Swap Obligation" shall also include interest rate exchange, collar, cap, swap option or similar agreements providing interest rate protection.

  "Issue Date" means the date of original issuance of the New Preferred Stock.

  "Lien" means, with respect to any asset or property, any mortgage, pledge, lien, encumbrance, charge or security interest of any kind in respect of such asset or property, whether or not filed, recorded or otherwise perfected under applicable law (including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest, and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction); provided, however, that in no event shall an operating lease be deemed to constitute a Lien.

  "Maturity Date" means May 15, 2008.

  "Net Cash Proceeds" means Net Proceeds received in the form of cash or Cash Equivalents.

  "Net Proceeds" means the aggregate net proceeds received by any Person from the issuance and sale of Qualified Capital Stock after payment of expenses, taxes, commissions and the like incurred in connection therewith, whether such proceeds are in cash or in property.

  "Obligations" means all obligations of every nature whether for principal, reimbursements, interest, fees, expenses, indemnities or otherwise, and whether primary, secondary, direct, indirect, contingent, fixed or otherwise (including obligations of performance) under the documentation governing any Indebtedness.

  "Payment Restriction" means, with respect to a subsidiary of any Person, any encumbrance, restriction or limitation, whether by operation of the terms of its charter or by reason of any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation, on the ability of (i) such subsidiary to (a) pay dividends or make other distributions on its Capital Stock or make payments on any obligation, liability or Indebtedness owed to such Person or any other subsidiary of such Person, (b) make loans or advances to such Person or any other subsidiary of such Person or (c) transfer any of its properties or assets to such Person or any other subsidiary of such Person, or (ii) such Person or any other subsidiary of such Person to receive or retain any such (a) dividends, distributions or payments, (b) loans or advances or (c) transfer of properties or assets.

  "Permitted Holder" means (i) Yucaipa, or any entity controlled thereby or any of the partners thereof, (ii) Jeffrey P. Smith, Richard D. Smith, Fred L. Smith, Ida Smith, the Dee Glen Smith Marital Trust I, Trust for the Children of Jeffrey Paul Smith, Trust for the Children of Richard Dee Smith, and Trust for the Children of Fred Lorenzo Smith, (iii) an employee benefit plan of the Company, or any of its subsidiaries or any participant therein, (iv) a trustee or other fiduciary holding securities under an employee benefit plan of the Company or any of its subsidiaries or (v) any Permitted Transferee of any of the foregoing Persons.

  "Permitted Payments" means

    (i) the consummation of the Transactions as described herein;

    (ii) payments by the Company to effect the mandatory redemption of its Series I Preferred Stock; provided, however, that such payments shall not be made on any date earlier, or in any amount greater, than the dates and amounts provided for in the Company's Certificate of Incorporation as in effect on the Issue Date;

    (iii) any payment by the Company or any Subsidiary to Yucaipa or the principals or any Affiliates thereof for consulting, management, investment banking or similar services, or for reimbursement of costs and expenses (x) pursuant to the Management Services Agreement or (y) as approved by a majority of the Independent Directors (as defined in the Standstill Agreement);

    (iv) any payment to pay for the purchase, retirement or other acquisition for value of any Capital Stock of the Company held by any future, present or former employee or director of the Company or any Subsidiary pursuant to any management equity plan or stock option plan or any other agreement, provided that the aggregate amount of Stock Payments made under this clause does not exceed $5 million in any fiscal year (provided that any unused amounts may be carried over to any subsequent fiscal year subject to a maximum amount of $10 million in any fiscal year);

    (v) pro rata dividends paid by any Subsidiary that is not wholly owned by the Company or another wholly owned Subsidiary; and

    (vi) other Stock Payments in an aggregate amount not to exceed $25.0 million.

  "Permitted Subordinated Reorganization Securities" means securities of the Company issued in a plan of reorganization in a case under the Bankruptcy Law relating to the Company which constitutes either (y) Capital Stock (other than Disqualified Capital Stock with the reference to "Maturity Date" in the definition of such term modified to relate to the final stated maturity of any debt securities issued in such plan of reorganization to the holders of Designated Senior Indebtedness ("Senior Reorganization Securities")) or (z) debt securities of the Company which are (i) unsecured, (ii) have no scheduled mandatory amortization thereon prior to the final stated maturity of the Senior Reorganization Securities and (iii) are subordinated in right of payment to the Senior Reorganization Securities to at least the same extent as the Exchange Debentures are subordinated to Designated Senior Indebtedness.





  "Permitted Transferees" means, with respect to any Person, (i) any Affiliate of such Person, (ii) the heirs, executors, administrators, testamentary trustees, legatees or beneficiaries of any such Person, (iii) a trust, the beneficiaries of which, or a corporation or partnership, the stockholders or general or limited partners of which, include only such Person or his or her spouse or lineal descendants, in each case to whom such Person has transferred the beneficial ownership of any securities of the Company, (iv) any investment account whose investment managers and investment advisors consist solely of such Person and/or Permitted Transferees of such Person and (v) any investment fund or investment entity that is a subsidiary of such Person or a Permitted Transferee of such Person.

  "Person" means any individual, corporation, limited or general partnership, limited liability company, joint venture, association, joint stock company, trust, unincorporated organization or government or any agency or political subdivision thereof.

  "Plan of Liquidation" means, with respect to any Person, a plan that provides for, contemplates or the effectuation of which is preceded or accompanied by (whether or not substantially contemporaneously, in phases or otherwise) (i) the sale, lease, conveyance or other disposition of all or substantially all of the assets of such Person otherwise than as an entirety or substantially as an entirety and (ii) the distribution of all or substantially all of the proceeds of such sale, lease, conveyance or other disposition and all or substantially all of the remaining assets of such Person to holders of Capital Stock of such Person.

  "preferred stock" means, with respect to any Person, Capital Stock of any class or classes (however designated) which is preferred as to the payment of dividends or distributions, or as to the distribution of assets upon any voluntary or involuntary liquidation or dissolution of such Person, over shares of Capital Stock of any other class of such Person.

  "pro forma" means, with respect to any calculation made or required to be made pursuant to the terms of the Indentures, a calculation in accordance with
Article 11 of Regulation S-X under the Securities Act of 1933, as amended, as interpreted by the Company's chief financial officer or Board of Directors in consultation with its independent certified public accountants.

  "Public Equity Offering" means an underwritten public offering of Common Stock of the Company pursuant to a registration statement filed with the Commission in accordance with the Securities Act.

  "Qualified Capital Stock" means, with respect to any Person, any Capital Stock of such Person that is not Disqualified Capital Stock.

  "Securities Act" means the Securities Act of 1933, as amended, and the rules and regulations of the Commission promulgated thereunder.

  "Senior Indebtedness" means the principal of, premium, if any, and interest on, and all other Obligations with respect to, any Indebtedness of the Company, whether outstanding on the Issue Date or thereafter Incurred, unless, in the case of any particular Indebtedness, the instrument creating or evidencing the same or pursuant to which the same is outstanding expressly provides that such Indebtedness shall not be senior in right of payment to the Exchange Debentures. Without limiting the generality of the foregoing, "Senior Indebtedness" shall include (x) the principal of, premium, if any, and interest on all obligations of every nature of the Company from time to time owed to the lenders under the Credit Agreement, including, without limitation, the Letter of Credit Obligations and principal of and interest on, all fees and expenses payable under the Credit Agreement, (y) interest accruing thereon subsequent to the occurrence of any Event of Default specified in clause (vi) or (vii) under "-- Events of Default" relating to the Company, whether or not the claim for such interest is allowed under any applicable Bankruptcy Law, and (z) the principal of, premium, if any, and interest on all obligations of every nature of the Company under its Senior Notes and Senior Subordinated Notes. Notwithstanding the foregoing, "Senior Indebtedness" shall not include
(a) Indebtedness which, when Incurred and without respect to any election under Section 1111(b) of Title 11, United States Code, is without recourse to the Company (other than Capitalized Lease Obligations), (b) Indebtedness which is represented by Disqualified Capital Stock, (c) obligations for goods, materials or services purchased in the ordinary course of business or obligations consisting of trade payables, (d) Indebtedness of or amounts owed by the Company for compensation to employees or for services rendered to the Company, (e) any liability for federal, state, local or other taxes owed or owing by the Company, and (f) Indebtedness of the Company to a Subsidiary of the Company.

  "Significant Subsidiary" means each Subsidiary that is either (a) a "significant subsidiary" as defined in Rule 1-02(v) of Regulation S-X under the Securities Act and the Exchange Act (as such regulation is in effect on the Issue Date) or (b) material to the financial condition or results of operations of the Company and the Subsidiaries taken as a whole.

  "Stock Payment" means, with respect to any Person, (a) the declaration or payment by such Person, either in cash or in property, of any dividend on (except, in the case of the Company, dividends payable solely in Qualified Capital Stock of the Company), or the making by such Person or any of its subsidiaries of any other distribution in respect of, such Person's Qualified Capital Stock or any warrants, rights or options to purchase or acquire shares of any class of such Capital Stock (other than exchangeable or convertible Indebtedness of such Person), or (b) the redemption, repurchase, retirement or other acquisition for value by such Person or any of its subsidiaries, directly or indirectly, of such Person's Qualified Capital Stock (and, in the case of a Subsidiary, Qualified Capital Stock of the Company) or any warrants, rights or options to purchase or acquire shares of any class of such Capital Stock (other than exchangeable or convertible Indebtedness of such Person), other than, in the case of the Company, through the issuance in exchange therefor solely of Qualified Capital Stock of the Company; provided, however, that in the case of a Subsidiary, the term "Stock Payment" shall not include any such payment with respect to its Capital Stock or warrants, rights or options to purchase or acquire shares of any class of its Capital Stock that are owned solely by the Company or a wholly owned Subsidiary.

  "subsidiary" of any Person means (i) a corporation a majority of whose Capital Stock with voting power, under ordinary circumstances, to elect directors is, at the date of determination, directly or indirectly, owned by such Person, by one or more subsidiaries of such Person or by such Person and one or more subsidiaries of such Person or (ii) a partnership in which such Person or a subsidiary of such Person is, at the date of determination, a general partner of such partnership, but only if such Person or its subsidiary is entitled to receive more than fifty percent of the assets of such partnership upon its dissolution, or (iii) any other Person (other than a corporation or a partnership) in which such Person, a subsidiary of such Person or such Person and one or more subsidiaries of such Person, directly or indirectly, at the date of determination, has (x) at least a majority ownership interest or (y) the power to elect or direct the election of a majority of the directors or other governing body of such Person.

  "Subsidiary" means any subsidiary of the Company.

  "Yucaipa" means The Yucaipa Companies, a California general partnership, or any successor thereto which is an affiliate of Ronald W. Burkle or his Permitted Transferees.

                       DESCRIPTION OF OTHER INDEBTEDNESS

SENIOR NOTES AND SENIOR SUBORDINATED NOTES

  As part of the financing required to consummate the Transactions, the Company will offer $150 million aggregate principal amount of its Senior Notes and $350 million aggregate principal amount of its Senior Subordinated Notes. The Senior Notes will mature on the tenth anniversary of their issue date and the Senior Subordinated Notes will mature on the eleventh anniversary of their issue date. The Notes will bear interest, payable semiannually, at the respective rates to be determined by the Company and the Underwriters prior to the consummation of the Recapitalization. The following is a summary of the anticipated material terms and conditions of the Notes. This summary does not purport to be a complete description of the Notes and is subject to the detailed provisions of the indentures and various related documents to be entered into in connection with the Notes.

  It is anticipated that the Notes will be redeemable, in whole or in part, at the option of the Company, at any time on and after the fifth anniversary of their issue date at the respective redemption prices, representing a premium and declining ratably to par over an anticipated four-year period, to be determined by the Company and the Underwriters. In addition, it is expected that on or prior to the third anniversary of the issue date of the Notes, the Company may, at its option, use the net cash proceeds of one or more public equity offerings to redeem up to an aggregate of 35% of the Senior Notes originally issued and up to 35% of the Senior Subordinated Notes originally issued, at the respective redemption prices to be determined by the Company and the Underwriters. Upon a change of control of the Company (as defined in the indentures pursuant to which the Notes will be issued), each holder of Notes will have the right to require the Company to repurchase such holder's Notes at a price equal to 101% of their principal amount plus accrued and unpaid interest to the date of repurchase.

  The Senior Notes will be senior unsecured obligations of the Company and will rank pari passu in right of payment with other senior unsecured indebtedness of the Company. However, the Senior Notes will be effectively subordinated to all secured indebtedness of the Company, including indebtedness under the New Credit Facility. The Senior Notes will rank senior in right of payment to all subordinated indebtedness of the Company, including the Senior Subordinated Notes. The Senior Subordinated Notes will be senior subordinated unsecured obligations of the Company and will be subordinated in right of payment to all Senior Indebtedness (as defined in the indentures) of the Company, including the Company's obligations under the New Credit Facility and the Senior Notes. The Notes will be effectively subordinated to all existing and future liabilities, including indebtedness, of the Company's subsidiaries.

  The indenture pursuant to which the Senior Notes will be issued will contain certain covenants that, among other things, limit the ability of the Company and its Restricted Subsidiaries (as defined) to make restricted payments, incur additional indebtedness, create liens, sell assets, create dividend or other payment restrictions affecting Restricted Subsidiaries, enter into transactions with affiliates or, consummate mergers or certain other transactions and the ability of the Restricted Subsidiaries to issue preferred stock. The indenture pursuant to which the Senior Subordinated Notes will be issued will contain the foregoing covenants, but will also prohibit the Company from incurring any indebtedness subordinated to any other indebtedness but senior to the Senior Subordinated Notes.

                         DESCRIPTION OF CAPITAL STOCK

GENERAL

  Upon filing of the Amended and Restated Certificate of Incorporation, the Company's authorized capital stock will consist of (i) 20,000,000 shares of Class A Common Stock, par value $.01 per share (the "Class A Common Stock"),
(ii) 100,000,000 shares of Class B Common Stock, par value $.01 per share (the "Class B Common Stock"), (iii) 20,000,000 shares of Class C Common Stock, par value $.01 (the "Class C Common Stock"), and (iv) 85,000,000 shares of Preferred Stock, par value $.01 per share, of which 34,524,579 shares are designated as Series I Preferred Stock and 750,000 shares will be designated Cumulative Redeemable Exchangeable Preferred Stock. As of April 15, 1996, there were 11,366,532 shares of Class A Common Stock outstanding, 13,705,191 shares of Class B Common Stock outstanding and 12,956,747 shares of Series I Preferred Stock outstanding.

COMMON STOCK

  All holders of shares of Class A Common Stock, Class B Common Stock and Class C Common Stock are entitled to receive such dividends, if any, as may be declared from time to time by the Company's Board of Directors in its discretion from funds legally available therefor, and upon liquidation or dissolution are entitled to receive all assets available for distribution to the holders of Common Stock. Under the Delaware Corporation Law, the Company may declare and pay dividends only out of its surplus, or out of its net profits for the fiscal year in which the dividend is declared or the preceding year. Under certain of the Company's credit agreements, the Company's ability to pay dividends is restricted based on various measures, including the Company's net income for designated period. All of the outstanding shares of Common Stock are legally issued, fully paid and nonassessable. Holders of Common Stock have no preemptive or other rights to subscribe for additional shares which the Company may issue and there are no redemption provisions or sinking fund provisions applicable to any class of Common Stock, nor is the Common Stock subject to calls or assessments by the Company.

  The voting powers, preferences and relative rights of Class A Common Stock and Class B Common Stock are identical in all respects, except the holders of Class A Common Stock are entitled to ten votes per share and the holders of Class B Common Stock are entitled to one vote per share on all matters submitted to the vote of stockholders for their vote or approval, including the election of directors. The holders of Class C Common Stock will not be entitled to vote on matters submitted to the vote of Company stockholders. However, if shares of Class C Common Stock are transferred to a holder other than an Original Class C Holder (as defined in the Amended and Restated Certificate of Incorporation), such transferred shares of Class C Common Stock will be convertible, at the option of the holder, into shares of voting Class B Common Stock. There is no provision made for cumulative voting, and no class of outstanding Common Stock or Preferred Stock alone is entitled to elect any directors. The holders of Class A Common Stock and the holders of Series I Preferred Stock, voting together have, and after consummation of the Transactions will continue to have, effective control of the Company through holding approximately 94% of the combined voting power of the outstanding capital stock and will have the ability to elect all the directors of the Company and to effect or prevent certain corporate transactions which require majority approval of the combined classes, including mergers and other business combinations.

  Under the Company's bylaws, directors may be removed with or without cause by the holders of a majority of the votes entitled to be cast for the election of directors. A vacancy on the Board created by the removal or resignation of a director or by expansion of the authorized number of directors may be filled by the remaining directors then in office or by the stockholders at a special meeting.

  Under the Delaware General Corporation Law, the holders of Class A Common Stock, Class B Common Stock and Class C Common Stock are entitled to vote as separate classes on any amendment to the Company's Amended and Restated Certificate of Incorporation that would increase or decrease the aggregate number of authorized shares of such class, increase or decrease the par value of the shares of such class, or alter or change the powers, preferences or special rights of the shares of such class so as to affect them adversely.

  Each share of Class A Common Stock is convertible at any time at the option of the holder into Class B Common Stock on a share-for-share basis. The Company's Certificate of Incorporation also provides that each share of Class A Common Stock will be converted automatically into one share of Class B Common Stock if, at any time, the number of shares of Class A Common Stock issued and outstanding shall be less than 2,910,885. The Class B Common Stock has no conversion rights.

  Shares of Class A Common Stock may not be sold, gifted, or transferred except to and among the Company, a spouse, child, grandchild, sibling or parent of the person to whom the Class A Common Stock was issued originally (a "Permitted Transferee"), and certain entities controlled or owned by one or more Permitted Transferees. The Company's Certificate of Incorporation provides that any holder of shares of Class A Common Stock desiring to transfer such shares to a person other than a Permitted Transferee or such transferee must present such shares to the Company for conversion into an equal number of shares of Class B Common Stock upon such transfer. Thereafter, such shares of Class B Common Stock may be freely transferred to persons other than Permitted Transferees.

SERIES I PREFERRED STOCK

  Except as described below, each share of Series I Preferred Stock is entitled to ten votes per share on all matters submitted to the vote of the stockholders, including the election of directors, for their vote or approval. Except as described below, holders of Series I Preferred Stock vote together with the holders of Common Stock, including the election of directors. The affirmative vote of the holders of a majority of the Series I Preferred Stock, voting as a class, is required upon any amendment to the Company's Certificate of Incorporation adversely affecting in any manner the rights of such holders.

  Under the Company's Certificate of Incorporation, upon liquidation of the Company, each share of Series I Preferred Stock is entitled to a liquidation preference of $.33 1/3, on a pro-rata basis with any other series of Preferred Stock ranking on parity with the Series I Preferred Stock, before any distribution to the holders of any class of Common Stock.

  All shares of Series I Preferred Stock are subject to redemption at any time upon 60 days' notice at the option of the Board of Directors, in such numbers as the Board may determine, at a redemption price of $.33 1/3 per share (the "Redemption Price"). In addition, on December 1 of each year commencing in 1989, one-eleventh of the total authorized number of shares of Series I Preferred Stock is subject to mandatory redemption at the Redemption Price. The Series I Preferred Stock has no dividend requirement. If approved by a majority of the outstanding shares of Series I Preferred Stock, the Amended and Restated Certificate of Incorporation will include certain provisions with respect to the Series I Preferred Stock which: (i) eliminate for a five-year period the annual mandatory redemption of original outstanding shares of Series I Preferred Stock (with mandatory redemptions of one-eleventh of the outstanding shares of Series I Preferred Stock resuming thereafter), (ii) restrict for two-year period the optional redemption of shares of Series I Preferred Stock and (iii) the addition of transfer or sale restrictions which reduce the number of allocated votes per share of Series I Preferred Stock form ten votes to one vote per share in the event of transfers or sales not made to certain affiliated or other designated tranferees.

UNDESIGNATED PREFERRED STOCK

  Additional Preferred Stock may be issued from time to time in one or more series and the Board of Directors, without further approval of the stockholders, is authorized to fix the dividend rights and terms, conversion rights, voting rights, redemption rights and terms, liquidation preferences, sinking funds and any other rights, preferences, privileges and restrictions applicable to each such series of Preferred Stock. However, under the Company's Amended and Restated Certificate of Incorporation, no series of Preferred Stock may have rights or preferences superior to the Series I Preferred Stock, and no share of Preferred Stock other than shares designated as Series I Preferred Stock may be entitled to more than one vote upon any matter presented to the Company's stockholders for vote or approval, including the election of directors.

                   CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

  Latham & Watkins, counsel to the Company, has advised the Company that the following discussion expresses their opinion as to the material federal income tax consequences expected to result to holders from the purchase, ownership, exchange and disposition of the New Preferred Stock and Exchange Debentures. Such opinion is based on current provisions of the Internal Revenue Code of 1986, as amended (the "Code"), applicable Treasury regulations, including final Treasury regulations addressing debt instruments issued with original issue discount ("OID") (the "OID Regulations"), judicial authority and administrative rulings and practice. There can be no assurance that the Internal Revenue Service (the "Service") will not take a contrary view, and no ruling from the Service has been or will be sought. Legislative, judicial or administrative changes or interpretations may be forthcoming that could alter or modify the statements and conclusions set forth herein. Any such changes or interpretations may or may not be retroactive and could affect the tax consequences to holders.

  The tax treatment of a holder of New Preferred Stock or Exchange Debentures may vary depending upon such holder's particular situation. Certain holders (including insurance companies, tax-exempt organizations, financial institutions or broker-dealers, foreign corporations and persons who are not citizens or residents of the United States) may be subject to special rules not discussed below. This discussion is limited to holders who will hold New Preferred Stock or Exchange Debentures as "capital assets" (generally property held for investment) within the meaning of Section 1221 of the Code. EACH HOLDER SHOULD CONSULT HIS OR HER TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES OF PURCHASING, HOLDING, EXCHANGING AND DISPOSING OF THE NEW PREFERRED STOCK AND EXCHANGE DEBENTURES, INCLUDING THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL OR FOREIGN TAX LAWS.

DISTRIBUTIONS ON NEW PREFERRED STOCK

  Distributions on the New Preferred Stock, whether paid in cash or by increasing the liquidation preference and redemption price of the New Preferred Stock, will be treated as dividends to the holders (and will be taxable to such holders as ordinary income) to the extent of the current and accumulated earnings and profits of the Company, as determined for federal income tax purposes. Although there can be no assurance that distributions on the New Preferred Stock will be out of current or accumulated earnings and profits, the Company believes that it has and should continue to have sufficient current or accumulated earnings and profits to cover any distributions made on the New Preferred Stock. The amount of any distribution will be equal to the amount of cash, or, in the case of a distribution paid by increasing the liquidation preference and redemption price of the New Preferred Stock, should be equal to the amount of increase in the liquidation preference and redemption price. To the extent that the amount of a distribution on the New Preferred Stock exceeds the Company's current and accumulated earnings and profits (as determined for federal income tax purposes), such a distribution will be treated as a nontaxable return of capital and will be applied against and reduce the adjusted tax basis of the New Preferred Stock in the hands of each holder (but not below zero). The amount of any such distribution which exceeds the adjusted tax basis of the New Preferred Stock in the hands of the holder will be treated as capital gain and will be long-term capital gain if the holder's holding period for the New Preferred Stock exceeds one year. It is unclear whether a holder's holding period with respect to that portion of his New Preferred Stock attributable to any increase in the liquidation preference and redemption price would include the entire period during which he held the New Preferred Stock, or whether a new holding period would commence with respect to such portion at the time of such increase.

  Under Section 243 of the Code, corporate stockholders generally will be able to deduct 70% of the amount of any distribution qualifying as a dividend. There are, however, many exceptions and restrictions relating to the availability of such dividends-received deduction and a recent legislative proposal, if enacted, would reduce the dividends-received deduction from 70% to 50%. It is unclear whether, and in what form, such proposal will be enacted.

  Section 246A of the Code reduces the dividends-received deduction allowed to a corporate stockholder that has incurred indebtedness "directly attributable" to its investment in portfolio stock. Section 246(c) of the Code requires that, in order to be eligible for the dividends-received deduction, a corporate stockholder must generally hold the shares of New Preferred Stock for a 46-day minimum holding period. A taxpayer's holding period for these purposes is suspended during any period in which a holder has certain options or contractual obligations with respect to substantially identical stock or holds one or more other positions with respect to substantially identical stock that diminishes the risk of loss from holding the New Preferred Stock. A recent legislative proposal would provide that a corporate stockholder would not be entitled to a dividends-received deduction on distributions on the New Preferred Stock if such stockholder protects itself from risk of loss immediately before or immediately after the stockholder becomes entitled to the dividend. It is unclear whether, and in what form, such proposal will be enacted.

  Under Section 1059 of the Code, a corporate stockholder is required to reduce its tax basis (but not below zero) in the New Preferred Stock by the nontaxed portion of any "extraordinary dividend" if such stock has not been held for more than two years before the earliest of the date such dividend is declared, announced, or agreed to. Generally, the nontaxed portion of an extraordinary dividend is the amount excluded from income by operation of the dividends-received deduction provisions of Section 243 of the Code. An extraordinary dividend on the New Preferred Stock generally would be a dividend that (i) equals or exceeds 5% of the corporate stockholder's adjusted tax basis in the New Preferred Stock, treating all dividends having ex-dividend dates within an 85-day period as one dividend or (ii) exceeds 20% of the corporate stockholder's adjusted tax basis in such stock, treating all dividends having ex-dividend dates within a 365-day period as one dividend. In determining whether a dividend paid on the New Preferred Stock is an extraordinary dividend, a corporate stockholder may elect to substitute the fair market value of the stock for such holder's tax basis for purposes of applying these tests, provided such fair market value is established to the satisfaction of the Secretary of Treasury (the "Secretary") as of the day before the ex-dividend date. An extraordinary dividend also includes any amount treated as a dividend in the case of a redemption that is either non-pro rata as to all stockholders or in partial liquidation of the Company, regardless of the stockholder's holding period and regardless of the size of the dividend. If any part of the nontaxed portion of an extraordinary dividend is not applied to reduce the holder's tax basis as a result of the limitation on reducing such basis below zero, such part will be treated as gain upon sale or exchange of the stock. However, recently introduced legislation would require gain on the nontaxed portion of an extraordinary dividend to be recognized at the time when the extraordinary dividend is paid rather than at the time of the sale or exchange of the New Preferred Stock. It is unclear whether, and in what form, such legislation will be enacted. Special rules exist with respect to extraordinary dividends for "qualified preferred dividends." A qualified preferred dividend is any fixed dividend payable with respect to any share of stock which (i) provides for fixed preferred dividends payable not less frequently than annually and (ii) is not in arrears as to dividends at the time the holder acquired such stock. A qualified preferred dividend does not include any dividend payable with respect to any share of stock if the actual rate of return of such stock exceeds 15%. Section 1059 of the Code does not apply to qualified preferred dividends if the corporate stockholder holds such stock for more than five years. If the stockholder disposes of such stock before it has been held for more than five years, the amount subject to extraordinary dividend treatment with respect to qualified preferred dividends is limited to the excess of the actual rate of return over the stated rate of return. Actual or stated rates of return are the actual or stated dividends expressed as a percentage of the lesser of (i) the stockholder's tax basis in such stock or (ii) the liquidation preference of such stock.

  A corporate stockholder's liability for alternative minimum tax may be affected by the portion of the dividends received which such corporate stockholder deducts in computing taxable income. This results from the fact that corporate stockholders are required to increase alternative minimum taxable income by 75% of the excess of adjusted current earnings over alternative minimum taxable income (determined without regard to this adjusted current earnings adjustment or the alternative tax net operating loss deduction).

REDEMPTION PREMIUM ON NEW PREFERRED STOCK

  Under Section 305(c) of the Code and the applicable Treasury regulations thereunder, if the redemption price of New Preferred Stock exceeds its issue price, the difference ("redemption premium") may be taxable as a constructive distribution of additional Preferred Stock to the holder (treated as a dividend to the extent of the Company's current and accumulated earnings and profits and otherwise subject to the treatment described above for distributions) over a certain period. Because the New Preferred Stock provides for an optional right of redemption by the Company at a price in excess of the issue price, stockholders could be required to recognize such redemption premium under a constant interest rate method similar to that described below for accruing OID (see "Original Issue Discount on Exchange Debentures") if, based on all of the facts and circumstances, the optional redemption is more likely than not to occur. If stock may be redeemed at more than one time, the time and price at which such redemption is most likely to occur must be determined based on all of the facts and circumstances. Applicable Treasury regulations provide a "safe harbor" under which a right to redeem will not be treated as more likely than not to occur if (i) the issuer and the holder are not related within the meaning of the regulations; (ii) there are no plans, arrangements, or agreements that effectively require or are intended to compel the issuer to redeem the stock (disregarding, for this purpose, a separate mandatory redemption); and (iii) exercise of the right to redeem would not reduce the yield of the stock, as determined under the Treasury regulations. Regardless of whether the optional redemption is more than likely not to occur, constructive dividend treatment will not result if the redemption premium does not exceed a de minimis amount. The Company intends to take the position that the existence of the Company's optional redemption right does not result in a constructive distribution to the holders.

SALE OR EXCHANGE OF NEW PREFERRED STOCK

  A holder will recognize capital gain or loss for federal income tax purposes upon a sale or exchange of New Preferred Stock in an amount equal to the difference between such holder's adjusted tax basis in the New Preferred Stock and the amount realized from such disposition. Any such capital gain or loss will be long-term capital gain or loss if at the time of the sale or exchange the holder held such New Preferred Stock for more than one year.

REDEMPTION AND EXCHANGE OF NEW PREFERRED STOCK FOR EXCHANGE DEBENTURES

  A redemption of shares of the New Preferred Stock for cash or an exchange of the New Preferred Stock for Exchange Debentures will be a taxable transaction on which a holder will generally recognize capital gain or loss, provided that a holder owns no stock of the Company, actually or constructively within the meaning of Section 318 of the Code, following a redemption or exchange. The gain or loss recognized on such exchange will generally be equal to the difference between the amount realized by the holder of the New Preferred Stock and such holder's adjusted tax basis in the New Preferred Stock surrendered in the redemption.

  If a holder does own, actually or constructively, such other stock (including New Preferred Stock not redeemed), a redemption of the New Preferred Stock may be treated as a dividend to the extent of the Company's current or accumulated earnings and profits (as determined for federal income tax purposes). Such dividend treatment would not be applied if the redemption is "not essentially equivalent to a dividend" with respect to the holder under
Section 302(b)(1) of the Code. A distribution to a holder will be "not essentially equivalent to a dividend" if it results in a "meaningful reduction" in the holder's stock interest in the Company. For these purposes, any redemption of New Preferred Stock should result in a "meaningful reduction" of such holder's stock interest in the Company unless such holder owns a significant block of common stock of the Company.

  In the case of a redemption for cash, the amount realized will be the cash received on the redemption. In the case of an exchange of New Preferred Stock for Exchange Debentures, the amount realized on receipt of the Exchange Debenture would be equal to the "issue price" of the Exchange Debenture (or possibly, if different, the fair market value of the Exchange Debenture). The issue price of Exchange Debentures would be determined in the manner described below for purposes of computing OID, if any, on the Exchange Debentures (see "--Original Issue Discount on Exchange Debentures").

ORIGINAL ISSUE DISCOUNT ON EXCHANGE DEBENTURES

 General Original Issue Discount Rules

  The amount of original issue discount, if any, on a debt instrument is the excess of its "stated redemption price at maturity" over its "issue price," subject to a statutorily defined de minimis exception.

  The "issue price" of an Exchange Debenture will be equal to (i) its fair market value as of the exchange date if the Exchange Debentures are traded on an established securities market on or at any time during the 60 day period ending 30 days after the exchange date or (ii) the fair market value at the exchange date of the New Preferred Stock if such New Preferred Stock is traded on an established securities market during the 60 day period ending 30 days after the exchange date but the Exchange Debentures are not. If neither the New Preferred Stock nor the Exchange Debentures are so traded, the issue price of the Exchange Debentures is determined under Section 1274 of the Code, in which case the issue price will be the stated principal amount of the Exchange Debentures provided that the yield on the Exchange Debentures is equal to or greater than the "applicable federal rate" in effect at the time the Exchange Debentures are issued. If the yield on the Exchange Debentures is less than such applicable federal rate, the issue price of such Exchange Debentures under Section 1274 of the Code will be equal to the present value as of the issue date of all payments to be made on the Exchange Debentures, discounted at the applicable federal rate. It cannot be determined at the present time whether the New Preferred Stock or the Exchange Debentures will be, at the relevant time, traded on an established securities market within the meaning of the OID Regulations.

  The "stated redemption price at maturity" of an Exchange Debenture is the sum of its principal amount plus all other payments required thereunder, other than payments of "qualified stated interest" (defined generally as stated interest that is unconditionally payable in cash or in property (other than debt instruments of the Company) at least annually at a single fixed rate that appropriately takes into account the length of intervals between payments).

  In general, the amount of original issue discount that a holder of a debt instrument with original issue discount must include in gross income for federal income tax purposes will be the sum of the daily portions of original issue discount with respect to such debt instrument for each day during the taxable year or portion of a taxable year on which such holder holds the debt instrument. The daily portion is determined by allocating to each day of an accrual period (generally, a six month period or a shorter or longer period from the date of original issuance) a pro rata portion of an amount equal to the "adjusted issue price" of the debt instrument at the beginning of the accrual period multiplied by the yield to maturity of the debt instrument. The "adjusted issue price" is the issue price of the debt instrument increased by the accrued original issue discount for all prior accrual periods (and decreased by the amount of cash payments made in all prior accrual periods, other than qualified stated interest payments). The tax basis of the debt instrument in the hands of the holder will be increased by the amount of original issue discount, if any, on the debt instrument that is included in the holder's gross income and will be decreased by the amount of any cash payments (other than qualified stated interest payments) received with respect to the debt instrument, whether such payments are denominated as principal or interest.

 Exchange Debentures

  Because interest on the Exchange Debentures can, at the option of the Company, be paid in cash or in additional Exchange Debentures, no payments made on the Exchange Debentures will be treated as qualified stated interest. In addition, if the issue price of the Exchange Debentures is at least equal to their stated principal amount, it will be presumed for purposes of computing OID on the Exchange Debentures that the Company will not exercise its option to issue additional Exchange Debentures in lieu of paying cash interest on the Exchange Debentures. In this event, the Exchange Debentures will initially be treated as having been issued with OID equal to the excess of their stated redemption price at maturity (which will be equal to the sum of the principal amount plus all payments of stated interest) over their issue price. If, in fact, the Company exercises its option to issue additional Exchange Debentures in lieu of paying cash interest on the Exchange Debentures, the additional Exchange Debentures will not be treated as payments of interest on the Exchange Debentures. In this event, the Exchange Debentures and the additional Exchange Debentures will be treated as a single OID obligation which will be deemed to be reissued for an issue price equal to the original issue price of the Exchange Debentures plus the principal amount of the additional Exchange Debentures issued with respect thereto, and will have OID equal to the excess of the stated redemption price at maturity of such obligation (which will be equal to the sum of the principal amounts of the Exchange Debentures and the additional Exchange Debentures plus all payments of stated interest on such debt instruments) over the newly determined issue price. The Exchange Debentures will similarly be deemed to be reissued with a new issue price each time the Company exercises its option to issue additional Exchange Debentures in lieu of paying cash interest on the Exchange Debentures.

  If the issue price of the Exchange Debentures is less than their stated principal amount, then it will be presumed for purposes of computing OID on the Exchange Debentures that the Company will exercise its option to issue additional Exchange Debentures in lieu of paying cash interest on the Exchange Debentures. In this case, the Exchange Debentures will be treated as having been issued with OID equal to the excess of their stated redemption price at maturity (which will be equal to the sum of the principal amounts of the Exchange Debentures and the additional Exchange Debentures plus all payments of stated interest) over their issue price. If, in fact, the Company pays cash interest on the Exchange Debentures instead of issuing additional Exchange Debentures, such cash payments will be treated as retiring a pro rata portion of the Exchange Debentures (including any additional Exchange Debentures), and will result in taxable gain or loss to holders equal to the difference between the amount of such cash payments and the holders' allocable adjusted tax basis in the portion of the Exchange Debentures (including any additional Exchange Debentures) so retired.

  A holder of Exchange Debentures, subject to certain limitations, may elect to include all interest and OID on the Exchange Debentures in gross income under the constant yield method. For this purpose, interest includes stated and unstated interest, acquisition discount, OID, de minimis market discount and market discount, as adjusted by any acquisition premium. Such election, if made in respect of a market discount bond, will constitute an election to include market discount in income currently on all market discount bonds acquired by such holder on or after the first day of the first taxable year to which the election applies (see "--Market Discount on Resale of Exchange Debentures").

MARKET DISCOUNT ON RESALE OF EXCHANGE DEBENTURES

  If a holder purchases an Exchange Debenture for an amount that is less than its adjusted issue price, the amount of the difference will be treated as "market discount" for federal income tax purposes, unless such difference is less than a statutorily-defined de minimis amount. Under the market discount rules, a holder will be required to treat any principal payment on, or any gain on the sale, exchange, retirement or other disposition of, an Exchange Debenture as ordinary income to the extent of the market discount, which has not previously been included in income and is treated as having accrued on such Exchange Debenture at the time of such payment or disposition. In addition, the holder may be required to defer, until the maturity of the Exchange Debenture or its earlier disposition in a taxable transaction, the deduction of all or a portion of the interest expense on any indebtedness incurred or continued to purchase or carry such Exchange Debenture.

  Any market discount will be considered to accrue ratably during the period from the date of acquisition to the maturity date of the Exchange Debenture, unless the holder elects to accrue on a constant interest method. A holder of an Exchange Debenture may elect to include market discount in income currently as it accrues (on either a ratable or constant interest method), in which case the rule described above regarding deferral of interest deductions will not apply. This election to include market discount in income currently, once made, applies to all market discount obligations acquired on or after the first taxable year to which the election applies and may not be revoked without the consent of the Service.

ACQUISITION PREMIUM AND AMORTIZABLE BOND PREMIUM ON EXCHANGE DEBENTURES

  A holder that purchases an Exchange Debenture for an amount that is greater than its adjusted issue price but equal to or less than the sum of all amounts payable on the Exchange Debenture after the purchase date other than payments of qualified stated interest will be considered to have purchased such Exchange Debenture at an "acquisition premium." Under the acquisition premium rules, the amount of OID which such holder must include in its gross income with respect to such Exchange Debenture for any taxable year will be reduced by the portion of such acquisition premium properly allocable to such year.

  If at the time the New Preferred Stock is exchanged for Exchange Debentures or at the time a subsequent holder purchases Exchange Debentures, the holder's tax basis in any such Exchange Debenture exceeds the sum of all amounts payable on the Exchange Debenture after the exchange date or purchase date other than qualified stated interest, such excess may constitute "premium" and such holder will not be required to include any OID in income. A holder generally may elect to amortize the premium over the remaining term of the Exchange Debenture on a constant yield method. The amount amortized in any year will be treated as a reduction of the holder's interest income from the Exchange Debenture. Bond premium on an Exchange Debenture held by a holder that does not make such an election will decrease the gain or increase the loss otherwise recognized on disposition of the Exchange Debenture. The election to amortize premium on a constant yield method once made applies to all debt obligations held or subsequently acquired by the electing holder on or after the first day of the first taxable year to which the election applies and may not be revoked without the consent of the Service.

REDEMPTION, SALE OR EXCHANGE OF EXCHANGE DEBENTURES

  The adjusted tax basis of a holder who received Exchange Debentures in exchange for New Preferred Stock will, in general, be equal to the issue price of such Exchange Debentures, increased by OID and market discount previously included in income by the holder and reduced by any amortized premium and any cash payments on the Exchange Debentures other than qualified stated interest. Upon the redemption, sale, exchange or retirement of an Exchange Debenture, a holder will recognize gain or loss equal to the difference between the amount realized upon the redemption, sale, exchange or retirement (less any accrued qualified stated interest, which will be taxable as such) and the adjusted tax basis of the Exchange Debenture. Such gain or loss will be capital gain or loss and will be long-term capital gain or loss if at the time of redemption, sale, exchange or retirement the holder held such Exchange Debenture for more than one year.

APPLICABLE HIGH YIELD DISCOUNT OBLIGATION RULES

  If the yield-to-maturity on Exchange Debentures equals or exceeds the sum of
(i) the "applicable federal rate" (as determined under Section 1274(d) of the Code) in effect for the month in which the Exchange Debentures are issued (the "AFR") and (i) 5%, and the OID on such Exchange Debentures is "significant," the Exchange Debentures will be considered "applicable high yield discount obligations" ("AHYDOs") under Section 163(i) of the Code. Consequently, the Company will not be allowed to take a deduction for interest (including OID) accrued on the Exchange Debentures for federal income tax purposes until such time as the Company actually pays such interest (including OID) in cash or in other property (other than stock or debt of the Company or a person deemed to be related to the Company under Section 453(f)(1) of the Code). Because the amount of OID, if any, attributable to the Exchange Debentures will be determined at such time such Exchange Debentures are issued and the AFR at the time such Exchange Debentures are issued in exchange for New Preferred Stock is not predictable, it is impossible to determine at the present time whether an Exchange Debenture will be treated as an AHYDO.

  Moreover, if the yield-to-maturity on the Exchange Debenture exceeds the sum of (i) the AFR and (ii) 6% (such excess shall be referred to hereinafter as the "Disqualified Yield"), the deduction for interest (including OID) accrued on the Exchange Debentures will be permanently disallowed (regardless of whether the Company actually pays such interest or OID in cash or in other property) for federal income tax purposes to the extent such interest or OID is attributable to the Disqualified Yield on the Exchange Debentures ("Dividend-Equivalent

Interest"). For purposes of the dividends-received deduction, such Dividend-Equivalent Interest will be treated as a dividend to the extent it is deemed to have been paid out of the Company's current or accumulated earnings and profits. Accordingly, a holder of Exchange Debentures that is a corporation may be entitled to take a dividends-received deduction with respect to any Dividend-Equivalent Interest received by such corporate holder on such Exchange Debentures.

BACKUP WITHHOLDING

  A holder of New Preferred Stock or Exchange Debentures may be subject to backup withholding at the rate of 31% with respect to dividends paid or accrued on, interest paid on, OID accrued on, and gross proceeds of a sale of, the New Preferred Stock or Exchange Debentures unless (i) such holder is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact or (ii) provides a correct taxpayer identification number, certifies as to no loss to exemption from backup withholding and otherwise complies with applicable requirements of the backup withholding rules. A holder of New Preferred Stock or Exchange Debentures who does not provide the Company with his or her correct taxpayer identification number may be subject to penalties imposed by the Service.

  The Company will report to the holders of the New Preferred Stock and Exchange Debentures and to the Service the amount of any "reportable payments" (including any constructive dividends accrued on the New Preferred Stock and OID accrued on the Exchange Debentures) and any amount withheld with respect to the New Preferred Stock or Exchange Debentures during the calendar year.

  EACH PURCHASER OF NEW PREFERRED STOCK SHOULD CONSULT HIS OR HER TAX ADVISOR WITH RESPECT TO THE TAX CONSEQUENCES TO HIM OR HER OF THE ACQUISITION, OWNERSHIP, EXCHANGE AND DISPOSITION OF THE NEW PREFERRED STOCK AND EXCHANGE DEBENTURES, INCLUDING THE APPLICABILITY AND EFFECT OF STATE, LOCAL, FOREIGN AND OTHER TAX LAWS.

                                 UNDERWRITING

  Subject to the terms and conditions of the underwriting agreement (the "Underwriting Agreement") among Smith's and BT Securities Corporation ("BT Securities"), CS First Boston Corporation ("CS First Boston"), Donaldson, Lufkin & Jenrette Securities Corporation ("DLJ"), Goldman, Sachs & Co. ("Goldman Sachs") and Chase Securities Inc. ("Chase") (collectively, the "Underwriters"), the Underwriters have agreed to purchase, and the Company has agreed to sell to the Underwriters, all of the shares of New Preferred Stock offered hereby.

  The Underwriting Agreement provides that the obligation of the Underwriters to pay for and accept delivery of the New Preferred Stock is subject to the approval of certain legal matters by counsel and to various other conditions. The nature of each Underwriter's obligation is such that each is severally committed to purchase the number of shares of New Preferred Stock set forth opposite its name if it purchases any.

          UNDERWRITERS                                          NUMBER OF SHARES
          ------------                                          ----------------
      BT Securities Corporation................................
      CS First Boston Corporation..............................
      Donaldson, Lufkin & Jenrette Securities Corporation......
      Goldman, Sachs & Co......................................
      Chase Securities Inc.....................................
                                                                    -------
          Total................................................     750,000
                                                                    =======

  The Underwriters propose to offer the shares of New Preferred Stock directly to the public at the public offering price set forth on the cover page hereof, and to certain dealers at such price less a concession not in excess of $
per share. The Underwriters may allow and such dealers may reallow a
concession not in excess of $   per share. After the initial public offering
of the New Preferred Stock, the public offering price and other selling terms may be changed.

  The Company does not intend to apply for listing of the New Preferred Stock on a national securities exchange, but has been advised by each of the Underwriters that it presently intends to make a market in the New Preferred Stock, as permitted by applicable laws and regulations. The Underwriters are not obligated, however, to make a market in the New Preferred Stock, and any such market making may be discontinued at any time by one or all of the Underwriters at the sole discretion of such Underwriters. There can be no assurance that an active public market for the New Preferred Stock will develop.

  The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the Underwriters may be required to make in respect thereof.

  BT Securities and CS First Boston have been engaged by Smitty's to act as dealer managers and consent solicitation agents in connection with the Smitty's Refinancing. BT Securities and CS First Boston will receive customary fees in connection with such services.

  Chase Manhattan, an affiliate of Chase, has been the administrative agent and a lender under SSV's existing credit facilities. Proceeds of the Offerings will be used, in part, to repay indebtedness to Chase Manhattan and the other lenders under such credit facilities. Bankers Trust, an affiliate of BT Securities, and Chase Manhattan are the Arrangers of the New Credit Facility, and Bankers Trust will act as administrative agent for the New Credit Facility. Bankers Trust and Chase Manhattan will receive customary fees in connection with such services. It is anticipated that Bankers Trust, Chase Manhattan and Pearl Street L.P. (an affiliate of Goldman Sachs) will be lenders under the New Credit Facility.

  An affiliate of Chase is a limited partner in a partnership controlled by Yucaipa which owns shares of Smitty's Class A Common Stock. The partnership will receive shares of Smith's Class B Common Stock in the Merger in exchange for such shares.

  Goldman Sachs is serving as financial advisor to the Company in connection with the Transactions and has delivered a written opinion to the Company's Board of Directors that, as of January 29, 1996, the exchange ratio pursuant to the Recapitalization Agreement is fair to the Company. Goldman Sachs has been engaged by the Company to act as dealer manager in connection with the Tender Offer. Goldman Sachs has received, and will receive, customary fees in connection with such services.

  Affiliates of CS First Boston own shares of Smitty's Class B Common Stock and will receive shares of Smith's Common Stock in the Merger in exchange for such shares of Smitty's Class B Common Stock.

  Each of the Underwriters has from time to time provided investment banking and financial advisory services to one or more of Smith's, Smitty's, Yucaipa and/or their respective affiliates and may continue to do so in the future. The Underwriters have received customary fees for such services.

                              LEGAL MATTERS

  The validity of the New Preferred Stock offered hereby will be passed upon for the Company by Latham & Watkins, Los Angeles, California. Certain legal matters in connection with the Offerings will be passed upon for the Underwriters by Cahill Gordon and Reindel (a partnership including a professional corporation), New York, New York.

                                 EXPERTS

  The consolidated financial statements of Smith's Food & Drug Centers, Inc. at December 30, 1995 and December 31, 1994 and for each of three years in the period ended December 30, 1995 included in this Prospectus have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

  The consolidated balance sheet of Smitty's Supermarkets, Inc. as of July 30, 1995 and July 31, 1994 and the related consolidated statements of operations, stockholder's equity, and cash flows for year ended July 31, 1995, and for the period from June 29, 1994 (date of inception) to July 31, 1994 (Smitty's), and for the period from August 2, 1993 to June 28, 1994 and the year ended August 1, 1993 (Predecessor), included in this Prospectus, have been included herein in reliance on the report of Coopers & Lybrand L.L.P., independent accountants, given on the authority of that firm as experts in accounting and auditing.

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

 NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITY OTHER THAN THE NEW PREFERRED STOCK OFFERED BY THIS PROSPECTUS, NOR DOES IT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY THE NEW PREFERRED STOCK BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO, OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.


                                ---------------


                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
Available Information.....................................................    i
Incorporation of Certain Documents by Reference...........................    i
Summary...................................................................    1
Risk Factors..............................................................   13
Pro Forma Capitalization..................................................   18
Unaudited Pro Forma Combined Financial Statements.........................   19
Selected Historical Financial Data of Smith's.............................   27
Selected Historical Financial Data of Smitty's............................   28
Management's Discussion and Analysis of Financial Condition and Results of
 Operations...............................................................   30
Business..................................................................   39
Management................................................................   50
Principal Stockholders....................................................   53
Certain Relationships and Related Transactions............................   55
Description of New Preferred Stock and Exchange Debentures................   60
Description of Other Indebtedness.........................................   84
Description of Capital Stock..............................................   85
Certain Federal Income Tax Considerations.................................   87
Description of New Credit Facility........................................   94
Underwriting..............................................................   97
Legal Matters.............................................................   98
Experts...................................................................   98
Index to Financial Statements.............................................  F-1

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------


                               -----------------

                                   PROSPECTUS

                               -----------------


                   [LOGO OF SMITH'S FOOD & DRUG CENTERS(R)]

                       SMITH'S FOOD & DRUG CENTERS, INC.

                                 750,000 SHARES

              % CUMULATIVE REDEEMABLE EXCHANGEABLE PREFERRED STOCK

                           BT SECURITIES CORPORATION

                                CS FIRST BOSTON

                          DONALDSON, LUFKIN & JENRETTE
                             SECURITIES CORPORATION

                              GOLDMAN, SACHS & CO.

                             CHASE SECURITIES INC.

                                       , 1996


- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                                    PART II

                  INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

  The following table sets forth the estimated expenses in connection with the issuance and distribution of the Notes.

      SEC registration fee...........................................  $250,000
      NASD filing fee................................................    30,500
      Blue Sky fees and expenses.....................................
      Accounting fees and expenses...................................
      Legal fees and expenses........................................
      Printing and engraving expenses................................
      Trustee fees...................................................
      Miscellaneous..................................................
                                                                       --------
          Total......................................................  $
                                                                       ========

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

  Smith's, Smitty's, and SSV are Delaware corporations and their Certificates of Incorporation and Bylaws provide for indemnification of their officers and directors to the fullest extent permitted by law. Pursuant to Section 102(b)(7) of the Delaware General Corporation Law (the "DGCL") the certificates of incorporation of Smith's, Smitty's and SSV eliminate the personal liability of a corporation's directors to a corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liabilities related to breach of duty of loyalty, actions not in good faith, and certain other liabilities.

  Section 145 of the DGCL permits the indemnification by a Delaware corporation of its directors, officers, employees and agents in connection with actions, suits or proceedings brought against them by a third party or in the right of the corporation, by reason of the fact that they were or are such directors, officers, employees or agents, against liabilities and expenses incurred in any such action, suit or proceeding.

  The Underwriting Agreement provides for indemnification by the Underwriters of Smith's and its directors, officers and controlling persons for certain liabilities arising under the Securities Act.

  The directors and officers of Smith's, Smitty's and SSV are insured against certain liabilities under directors' and officers' liability insurance.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

  (a) Exhibits

    A list of exhibits filed with this Registration Statement on Form S-3 is set forth in the Index to Exhibits on page E-1, and is incorporated herein by reference.

  (b) Financial Statement Schedules

    Not Applicable.

ITEM 17. UNDERTAKINGS

  (a) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrants pursuant to the foregoing provisions, or otherwise, the registrants have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrants of expenses incurred or paid by a director, officer or controlling person of the registrants in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrants will, unless in the opinion of their counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by them is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

  (b) The undersigned registrant hereby undertakes:

    (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrants pursuant to Rule 424(b)(1) or
  (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

    (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  (c) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES

  Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Salt Lake City, State of Utah, on April 24, 1996.
                                          Smith's Food & Drug Centers, Inc.

                                                 /s/ MATTHEW G. TEZAK
                                          By______________________________
                                                     MATTHEW G. TEZAK
                                              SENIOR VICE PRESIDENT AND CHIEF
                                                     FINANCIAL OFFICER

  Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

             SIGNATURES                        TITLE                 DATE
             ----------                        -----                 ----

                  *                    Chairman of the
- -------------------------------------   Board and Chief         April 24, 1996
          JEFFREY P. SMITH              Executive Officer

                  *                    President and Chief
- -------------------------------------   Operating Officer       April 24, 1996
          ALLEN R. ROWLAND

                                       Senior Vice
    /s/ MATTHEW G. TEZAK               President and Chief      April 24, 1996
- -------------------------------------   Financial Officer
          MATTHEW G. TEZAK              (Principal
                                        Financial and
                                        Accounting Officer)


                  *                    Director
- -------------------------------------                           April 24, 1996
          DELONNE ANDERSON

                  *                    Director
- -------------------------------------                           April 24, 1996
         ROBERT D. BOLINDER

             SIGNATURES                         TITLE                DATE
             ----------                         -----                ----

                  *                     Director
- -------------------------------------                           April 24, 1996
         ALLEN P. MARTINDALE

                  *                     Director
- -------------------------------------                           April 24, 1996
            NICOLE MILLER

                  *                     Director
- -------------------------------------                           April 24, 1996
            DUANE PETERS

                  *                     Director
- -------------------------------------                           April 24, 1996
             RAY V. ROSE

                  *                     Director
- -------------------------------------                           April 24, 1996
            FRED L. SMITH

                  *                     Director
- -------------------------------------                           April 24, 1996
          RICHARD D. SMITH

                  *                     Director
- -------------------------------------                           April 24, 1996
            SEAN D. SMITH

                  *                     Director
- -------------------------------------                           April 24, 1996
         DOUGLAS JOHN TIGERT

                  *                     Director
- -------------------------------------                           April 24, 1996
          KENNETH A. WHITE

*By:   /s/ MATTHEW G. TEZAK
  ----------------------------------
          MATTHEW G. TEZAK
          ATTORNEY-IN-FACT

                               INDEX TO EXHIBITS

 EXHIBIT
 NUMBER                            DESCRIPTION                             PAGE
 -------                           -----------                             ----
  *1.1   Underwriting Agreement dated as of               , 1996 by and
         among Smith's Food & Drug Centers, Inc. ("Smith's") and BT
         Securities Corporation, CS First Boston Corporation, Donaldson,
         Lufkin & Jenrette Securities Corporation, Goldman, Sachs & Co.
         and Chase Securities Inc. (the "Underwriters") with respect to
         the    % Senior Notes due 2006 (the "Senior Notes"), the    %
         Senior Subordinated Notes due 2007 (the "Senior Subordinated
         Notes") and the    % Cumulative Redeemable Exchangeable
         Preferred Stock (the "New Preferred Stock").
  +2.1   Recapitalization Agreement and Plan of Merger dated as of
         January 29, 1996 by and among Smith's Food & Drug Centers,
         Inc., Cactus Acquisition, Inc., Smitty's Supermarkets, Inc. and
         The Yucaipa Companies (incorporated by reference to Exhibit 2.1 of the Company's Annual Report on Form 10-K for the fiscal year ended December 30, 1995).
  *3.1   Form of Amended and Restated Certificate of Incorporation of
         Smith's.
  *3.2   Form of Amended and Restated Bylaws of Smith's.
  *3.3   Certificate of Designation with respect to the New Preferred
         Stock.
  *4.1   Indenture dated as of                , 1996 by and between
         Smith's and                     , as Trustee, with respect to
         the Senior Notes.
  *4.2   Indenture dated as of                , by and between Smith's
         and                     , as Trustee, with respect to the
         Senior Subordinated Notes.
  *4.3   Indenture dated as of        , 1996 by and between Smith's and
            , as Trustee, with respect to the   % Subordinated Exchange
         Debentures due 2008 (the "Exchange Debentures").
  *5.1   Opinion of Latham & Watkins regarding the legality of the
         Senior Notes, Senior Subordinated Notes and New Preferred
         Stock, including consent.
  *7.1   Opinion of Latham & Watkins regarding liquidation preference, including consent.
  *8.1   Opinion of Latham & Watkins regarding certain federal income tax matters, including consent.
 *10.1   Credit Agreement dated as of        , 1996 by and among
         Smith's, Bankers Trust Company and The Chase Manhattan Bank, as
         Arrangers, the lenders named therein and Bankers Trust Company, as Administrative Agent.
 +10.2   Standstill Agreement dated as of January 29, 1996 by and among the Company, The Yucaipa Companies, Yucaipa SSV Partners, L.P.,
         Yucaipa Smitty's Partners, L.P., Yucaipa Smitty's Partners II,
         L.P., Yucaipa Arizona Partners, L.P., Jeffrey P. Smith, Richard
         D. Smith, Fred L. Smith, Ida Smith and the other shareholders of the Company named therein.
 +10.3   Smith's Shareholder Agreement dated as of January 29, 1996 by and among Smitty's Supermarkets, Inc., The Yucaipa Companies and the shareholders of the Company named therein.
 +10.4   Smitty's Stockholder Agreement dated as of January 29, 1996 by and among the Company, Cactus Acquisition, Inc. and the
         stockholders of Smitty's Supermarkets, Inc. named therein.
 +10.5   Form of Registration Rights Agreement by and among the Company and the holders of the Company's Common Stock named therein.
 +10.6   Form of Management Services Agreement by and between the
         Company and The Yucaipa Companies.

 EXHIBIT
 NUMBER                            DESCRIPTION                             PAGE
 -------                           -----------                             ----
 +10.7   Form of Warrant Agreement by and between the Company and The
         Yucaipa Companies.
  12.1   Statement regarding computation of ratio of earnings to fixed charges.
  12.2   Statement regarding computation of ratio of earnings to fixed charges and preferred stock dividends.
 +21.1   Subsidiaries of the Company.
 *23.1   Consent of Latham & Watkins (included in the opinions filed as
         Exhibits 5 and 8 to the Registration Statement).
  23.2   Consent of Coopers & Lybrand L.L.P., independent accountants.
  23.3   Consent of Ernst & Young LLP, independent auditors.
 +23.4   Consent of Houlihan, Lokey, Howard & Zukin, Inc.
 +24.1   Power of Attorney (included on signature page to the
         Registration Statement).
 *25.1   Statement of Eligibility and Qualification on Form T-1 of   ,
         as Trustee with respect to the Senior Notes (No. 22-     ).
 *25.2   Statement of Eligibility and Qualification on Form T-1 of   ,
         as Trustee with respect to the Senior Subordinated Notes (No.
         22-     ).
 *25.3   Statement of Eligibility and Qualification on Form T-1 of   ,
         as Trustee with respect to the Exchange Debentures (No. 22-
              ).
 +27     Financial Data Schedule.
 +99.1   Consent of Linda McLoughlin Figel to be named as a proposed
         Director.
 +99.2   Consent of Ronald W. Burkle to be named as a proposed Director.
  99.3   Consent of Bruce Karatz to be named as a proposed Director.
 +99.4   Consent of Bertram R. Zweig to be named as a proposed Director.

- --------
*  To be filed by amendment
+  Previously filed